FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

A N N U A L   R E P O R T   2 0 0 5
Gold Fields Limited
the complete gold company

Financial
highlights page 1
Message
from the chairman page 2
Board
of directors

Chief
executive ofﬁcer’s review page 8
The Gold Fields strategy
Sound operating performance
Quality mining and cost management
Building a global footprint
Securing our future
Good corporate governance
Creating value for shareholders
Executive
committee page 22
Gold Fields Limited
and the
South African mining charter page 24
Review
of operations
• South African operations page 27
• International operations page 41
Developing
projects

Exploration
and new business development page 61
Mineral
resources and reserves page 63
Sustainable
development

Health
and safety page 74
Community
relations page 80
Human
resources page 86
HIV/AIDS

Environment

Economic
footprint page 100
Group
value-added statement

Risk
management page 103
Corporate
governance page 106
Annual
ﬁnancial statements

Shareholders’
information page 182
Global
reporting initiative page 183
Administration
and corporate information page 184
Glossary
of terms

Report
content
Registration number: 1986/004880/06
Share code: GFI ISIN - ZAE 000028123
www.goldﬁelds.co.za
/ www.goldﬁeld.com
Vision
To be a leading, globally diversified,
precious metals producer through
the responsible, sustainable and
innovative development of quality
assets.
Mission
Gold Fields is intent on achieving
outstanding returns for investors with
motivated employees committed to
optimising existing operations and
aggressively pursuing and developing
additional world-class deposits,
promoting mutually beneficial
relationships and applying best
practice technology.
Gold Fields Limited Annual Report 2005

United States dollars
South African rand
F2004
F2005
F2005
F2004
4,158
4,219
‘000 oz
Gold produced*
kg
131,284
129,329
302
331
$/oz
Total cash costs
R/kg
66,041
67,075
46,028
47,880
‘000
Tons milled/treated
‘000
47,880
46,028
387
422
$/oz
Revenue
R/kg
84,218
85,905
30
32
$/t
Operating costs
R/ton
198
204
336
368
$m
Operating profit
Rm
2,286
2,315
111
29
$m
Net earnings
Rm
180
768
85
73
$m
Core earnings°
Rm
452
587
*
all companies wholly owned except for Ghana (71.1%)
°
net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
1
Financial
highlights
01
90 -
80 -
70 -
60 -
50 -
40 -
30 -
20 -
10 -
0 -
Attributable
gold
reserves
(Moz)
02
03
04
05
01
4.4 -
4.3 -
4.2 -
4.1 -
4.0 -
3.9 -
3.8 -
3.7 -
3.6 -
3.5 -
3.4 -
Attributable
gold
production
(Moz)
02
03
04
05
01
80,000 -
70,000 -
60,000 -
50,000 -
40,000 -
30,000 -
20,000 -
10,000 -
0 -
Total
cash costs
(R/kg)
02
03
04
05
01
350 -
300 -
250 -
200 -
150 -
100 -
50 -
0 -
Total
cash costs
(US$/oz)
02
03
04
05
01
160 -
140 -
120 -
100 -
80 -
60 -
40 -
20 -
0 -
Share
price
(SA rand)
02
03
04
05
01
16 -
14 -
12 -
10 -
8 -
6 -
4 -
2 -
0 -
Share
price
(US dollars)
02
03
04
05

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Consistent
performance
“… the company was able to report an increase
in production to 4.22 million ounces, to reduce
total cash costs from R67,075 per kilogram
to R66,041 per kilogram and achieve ﬂ at
operating proﬁ ts …”
Company
growth
“Growth for this company must come
from new discoveries and/or acquisitions
outside South Africa.”
Good
compliance
“The company is in good compliance with the
criteria set by the Mining Charter and we expect its
new order mining rights to be issued in 2006.”
Message
from the chairman
Mining operations
are well-planned and
engineered, accounts
are conservatively struck
and internal controls
are increasingly more
effective. These details
are transparently disclosed
herein.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

The ﬁscal year ended 30 June 2005 was a distracting one
for Gold Fields. The overshadowing events were the
extended hostile but futile bid by Harmony for Gold Fields
and the failed IAMGold transaction, a matter related to the
bid. Together, these two issues took up more than nine
months of management time and were a major distraction
for all concerned.
The fact that the company was able to report an increase
in production to 4.22 million ounces, to reduce total cash
costs from R67,075 per kilogram to R66,041 per kilogram
and achieve ﬂat operating proﬁts is quite remarkable; a
testament to the strength of our management and asset
quality. Net earnings were down 77 per cent to R180 million
largely due to non-operating features including the costs of the Harmony defence (R316 million), the costs associated
with the proposed IAMGold transaction (R58 million), and
higher amortisation charges.
By contrast, net earnings two years ago were R2,953 million.
This highlights one of the key strategic issues facing Gold
Fields. In 2003, gold hovered around US$400 an ounce, the
rand averaged R9.07 to the US dollar and cost pressures in
South Africa continued to grow. The contribution of the
lower rand revenues and rising costs have a twofold effect
on the company in that they not only reduce earnings but
move gold reserves back out of the reserve classiﬁcation to
resource classiﬁcation as economics are impaired. While
this is not unique to South Africa, it is remarkable that the rest of the global industry is reporting such mediocre proﬁts and lack of reserve growth in the face of US$425 per ounce
gold prices. Higher input costs in the form of higher steel
prices, higher cyanide, diesel and reagent costs, together
with deteriorating mine grades, are to blame. This industry, which survived gold below US$275 an ounce, is strikingly
unprosperous at US$425 an ounce.
This annual report discloses extensive detail about the
operating results of the company and its various mines and
enterprises. There can be no doubt that the day-to-day
operations are professionally and competently managed.
Mining operations are well planned and engineered,
accounts are conservatively struck and internal controls
are increasingly more effective. These details are
transparently disclosed herein. I will conﬁne my comments,
therefore, to the external issues facing the company.
Firstly, the strategic issues remain the same as they have
for some time. Despite substantial inward investment over
the past decade, the South African mines are mature,
getting deeper, and face declining grades and rising costs.
Production growth from new ventures in South Africa is
limited by the lack of new mining opportunities in gold. By
and large, proﬁtable growth in South Africa can only be
achieved through investment in cost reduction and labour
productivity in existing mines. These have their limits.
Growth for this company therefore, must come from new
discoveries and/or acquisitions outside South Africa. Some
critics have attempted to paint this external growth focus
as unpatriotic, however, management is charged and
rewarded to create value for shareholders and grow the
company. Gold Fields’ vision is to be the leading, globally
diversiﬁed precious metals producer. As the South African
assets slowly decline over the next two decades or more,
Gold Fields is bound to become increasingly international,
using its South African base as the platform from which to
grow globally.
Having said that, the South African operations remain the
bedrock on which this company is built. Over the past ﬁve
years, we have invested more than R5 billion in capital
projects at our South African mines, thereby positioning
them for the future. We have built new long-life shafts at
Driefontein, Kloof and Beatrix; we have upgraded our
metallurgical plant facilities to world-class standards; we
continue to improve underground working conditions for
our people through Project 28.5°C; and we have improved
our overall safety performance by more than ﬁfty per cent
through various initiatives. We have invested in our ore
bodies improving our available ore reserves position at our
long-life shafts to more than 18 months, and we continue
to invest in developing the skills and abilities of our people through extensive education and training programmes,
spending approximately R133 million per year in this ﬁeld.

The second strategic issue for Gold Fields is the difﬁculty
in ﬁnding value-adding growth opportunities elsewhere in
the world. The company has interesting development
projects in inventory in the form of Cerro Corona in Peru,
Essakane in Burkina Faso, plus promising joint venture
prospects within Comaplex Mining on the Meliadine
property in northern Canada and Bolivar Gold in Venezuela.
During the year, the Arctic Platinum Project (APP) was put
on hold. The strengthening trend of the euro against the
US dollar and dramatic increases in steel and construction
costs raised capital costs by 50 per cent from those
anticipated last year which, in the face of low palladium
prices, put the project economics below our investment
hurdles. Inﬂation in capital, operating and transport costs
generally, is affecting the economics of new projects
almost everywhere which, when combined with the social
and political risks of entering countries where gold is being found, makes growth a challenge.
The third principal strategic issue is meeting the demands
for transformation in South Africa embodied principally in
the Mining Charter and the Black Economic Empowerment
(BEE) movements. The boom in global mining, particularly
base metals, coal and iron ore, is placing intense pressure
on the industry’s already limited human resources and this
will continue for some time. A signiﬁcant challenge for the
next few years will be for Gold Fields to meet the target for transformational representation in management. The ranks
of historically disadvantaged South Africans (HDSAs) are
not well ﬁlled with management-trained mining people,
unquestionably a result of policy mistakes by past
governments. Training, developing and retaining people
will be a continuing challenge. On the related issue of black empowerment, the Gold Fields transaction with
Mvelaphanda Resources to sell a 15 per cent equity
interest in the South African gold mining interests of the
company remains a landmark example of a responsible
BEE transaction. During the year, this transaction was
amended slightly to deﬁne the minimum (45 million) and
maximum (55 million) number of shares in Gold Fields that
Mvelaphanda Resources can obtain should it elect to
exchange its equity interest in the South African assets for
Gold Fields shares. Also, Gold Fields has not yet received
its new order mining rights, but is in good compliance with
the criteria set by the Mining Charter. We expect the new
order mining rights to be issued in F2006.
The hostile takeover attempt by Harmony for Gold Fields
should never have happened. Motivated for the wrong
reasons, namely, to revive and perhaps even rescue a failing
Harmony; cloaked in hypocritical patriotism, and buttressed
with gold reserves that did not conform to industry
standards, the bid was unappealing to Gold Fields’
shareholders from the start. Its primary strength was drawn
from its designed appeal to overseas hedge funds and
Harmony’s irrevocable proxy from 20 per cent shareholder
Norilsk Nickel. The fact that the bid was drawn out for an
unheard-of seven months, can be blamed largely on the
inconsistency between the competition laws and takeover
code in South Africa. The entire takeover framework in
South Africa is in need of reform and if any good is to come from Harmony’s ill-conceived bid it will be to highlight this need. That aside and viewed in retrospect, the whole affair
had only negative consequences. It was extremely
expensive in legal and advisory costs, R316 million for Gold
Fields and R184 million for Harmony, not to mention
opportunities foregone while the company was under siege.
While Harmony did manage to acquire 11 per cent of Gold
Fields, it has incurred a loss of R372 million on the 6 per
cent sold to date. Both companies endured severe
markdowns in their market capitalisations, Harmony’s
spectacularly so, and neither has yet fully recovered despite a weakening rand. It has not made Gold Fields any more
efﬁcient than it was, while it has raised enduring questions about Harmony’s ore reserves and management. Altogether,
it was a value-destroying experience and antagonised most
international shareholders.
The interrelated matter of the failed IAMGold transaction
was also unfortunate. The concept of Gold Fields acquiring
control of a foreign publicly listed company through the
sale of its foreign assets to that company was consistent
with our international growth strategy. IAMGold was the
perfect target, for not only is it our joint venture partner and
4
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Message
from the chairman
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

owner of 18.9 per cent of Tarkwa and Damang, it has other
attractive interests in Africa, and was also in need of a
transaction of the nature proposed. While by far the
majority of Gold Fields shareholders by number supported
the transaction, three signiﬁcant shareholders, including
20.0 per cent shareholder Norilsk, voted against it. As a
result the transaction was marginally rejected with
51.44 per cent of the votes cast against and 48.23 per cent
in favour of the transaction. Not included were some
institutional votes in favour of the transaction that went
missing and could not be accounted for. The outcome was
a setback for the company, particularly with respect to its
internationalisation strategy. It does not, however, mean a
change in the rationale and the external growth strategy of
the company.
For much of the year, investor attention in the resources
sector has been captured by the effects of growth in
Chinese demand for all mineral resources. Price rises in
base metals and ferrous minerals, along with coal, have
drawn interest away from the gold sector and, relatively,
gold prices have stagnated. Nonetheless, two encouraging
developments have occurred during the year, namely the
signiﬁcant gold recovery in jewellery demand up 17 per
cent in the ﬁrst half of 2005, and the successful launch of
the Gold Equity Traded Funds (ETF’s) on the New York and
other stock exchanges, allowing investors access to
physical gold through more conventional and inexpensive
channels. It is pleasing to note that almost all the increase in jewellery demand has come from those markets in
which the World Gold Council has been promoting,
conﬁrming convincingly that effective market promotion
does work. The gold ETF’s today have accounted for
248 tons of demand and the NYSE product continues to
grow strongly. It seems surprising, given the surges in
energy costs, the massive twin deﬁcits in the USA, and the
threat of growing global terrorism, that gold has not
responded more vigorously. If gold is to remain true to
form, a strong response must inevitably follow.
Gold Fields is in the process of changing its board
composition. In June 2005, we announced the
appointments to the board of two Norilsk Nickel nominees,
Mr Sergei Stefanovich and Dr Artem Grigorian, and at the
annual general meeting Messrs Bernard van Rooyen and
Gordon Parker will retire. On behalf of the board, I wish to welcome the new members and to thank Messrs van
Rooyen and Parker for their individual and extensive
contributions to the company. Both have been members
since inception in 1998.
Finally, to management and employees throughout the
company, it has been a disturbing and challenging year
and, on behalf of the board, I wish to extend our heartfelt
appreciation and thanks for your sustained perseverance,
loyalty and commitment throughout this difﬁcult time. At
the same time, we extend our thanks to shareholders for
their support.
Christopher Thompson
Chairman

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
1.   Christopher M T Thompson (57)
†
Chairman
BA Rhodes; MSc (Management Studies), Bradford

Mr Thompson has been a director of Gold Fields since May 1998 and chairman of the board since October 1998. He was the chief executive officer of Gold Fields from October 1998 to 30 June
2002. He has over 36 years of experience in the mining industry.
He is also chairman and member of the executive committee
of the World Gold Council, director of TeckCominco Corporation and Frontera Copper Corporation and a past director of the South
African Chamber of Mines and of Business against Crime.
2.   Alan J Wright (64)°

Deputy Chairman
CA(SA)

Mr Wright has been deputy chairman of Gold Fields since November
1997. Prior to September 1998, he was the chief executive officer of Gold Fields of South Africa Limited.
EXECUTIVE DIRECTORS
3.   Ian D Cockerill (51)*
Chief Executive Officer

BSc (Geology) Hons, London, MSc (Mining), Royal School of Mines

Mr Cockerill has been a director of Gold Fields since October
1999 and became chief executive officer on 1 July 2002. He
was chief operating officer and managing director of Gold Fields from October 1999 to 30 June 2002. He has over 30 years of
experience in the mining industry. Prior to joining Gold Fields he was the executive officer for Business Development and African
International Operations for AngloGold Limited.
4.   Nicholas J Holland (46)*
Chief Financial Officer
B.Comm, BAcc, Witwatersrand; CA(SA)

Mr Holland has been a director of Gold Fields since February 1998 and executive director of finance since March 1998. On 15 April 2002 his title changed to chief financial officer. He has 25 years of experience in financial management. Prior to joining Gold Fields he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited, and Teba Bank Limited.
NON-EXECUTIVE DIRECTORS
5.   Kofi Ansah (61)°

BSc (Mech. Eng) UST Ghana; MSc (Metallurgy) Georgia Institute of
Technology

Mr Ansah was appointed a director in April 2004. He is a director of
Metropolitan Insurance Company Limited and Aluwoks Limited.
6.   Michael J McMahon (58)°
BSc (Mech. Eng), Glasgow

Mr McMahon has been a director of Gold Fields since December
1999. He serves as non-executive director of Impala Platinum
Holdings Limited and Murray & Roberts Holdings Limited.
Previously, he was chairman and an executive director of Gencor
Limited and executive chairman and chief executive officer of
Impala Platinum Holdings Limited.
7.   Gordon R Parker (69)°

BS, MS, Montana College of Mineral Science and Technology;
MBA, Cape Town

Mr Parker has been a director of Gold Fields since May 1998.
He is a director of Caterpillar Inc, and Phelps Dodge Corporation.
Previously, he was chairman, president and chief executive officer of Newmont Mining Corporation.
Board
of directors
1.
2.
3.
4.
5.
7.
6.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

8.   Patrick J Ryan (68)°
PhD (Geology), Witwatersrand

Dr Ryan has been a director of Gold Fields since May 1998. He is the chairman of Frontera Copper Corporation and Cobre del
Mayo S.A. de CV. He was previously the executive vice president, mining operations, development and exploration at Phelps Dodge
Corporation.
9.   Tokyo M G Sexwale (52)*

Certificate in Business Studies, University of Botswana, Lesotho
and Swaziland

Mr Sexwale has been a director of Gold Fields since January 2001.
He is chairman of Mvelaphanda Resources Limited, Northam
Platinum Limited and Trans Hex Group Limited and a director of a number of other companies.
10. Bernard R van Rooyen (71)*
BA, LLB, Witwatersrand

Mr van Rooyen has been a director of Gold Fields since May
1998. He is the deputy chairman of Trans Hex Group Limited and of Mvelaphanda Resources Limited and a director of Northam
Platinum Limited, Banro Corporation, Mvelaphanda Gold (Pty)
Limited and Ndowana Exploration (Pty) Limited.
11. Chris I von Christierson (57)°
BComm, Rhodes; MA, Cambridge

Mr von Christierson has been a director of Gold Fields since
February 1999. He is the chairman of Rio Narcea Gold Mines
Limited and a director of Afri-Can Marine Minerals Corporation
Limited and Southern Prospecting (UK) Limited.
12. Jakes G Gerwel (59)°
D.litt et Phil (magna cum laude) Brussels

Professor Gerwel has been a director of Gold Fields since August
2002. He is chancellor of Rhodes University; Nelson Mandela
Distinguished Professor in the Humanities at the University of the
Western Cape, non-executive chairman of Brimstone Investment
Corporation and South African Airways (Proprietary) Limited and a
director of a number of other companies.
13. Rupert L Pennant-Rea (57)°
BA (Trinity College Dublin); MA (Univ. of Manchester)

Mr Pennant-Rea has been a director of Gold Fields since July 2002. He is a director of The Stationery Office Holdings Limited and Henderson
Group plc. He is a director of British American Tobacco plc, Sherrit
International Corporation, First Quantum Minerals, Rio Narcea, and
a number of other companies. Previously he was editor of The
Economist and deputy governor of the Bank of England.
14. Artem Grigorian (48)*
PhD in Political Science and History, USSR Academy of Science

Dr Grigorian was appointed a director in June 2005. He is
vice-president and shareholder of Russian Spectra company and chief executive officer of Russian company RMC.
15. Sergei Stefanovich (35)*

Law and English Studies (cum laude) Odessa State University;
MBA Lausanne, Switzerland

Mr Stefanovich was appointed a director in June 2005. He is a director, international operations at MMC Norilsk Nickel.
*Non-independent directors °Independent directors
†

Mr Thompson, who could previously not be categorised as independent by virtue of his employment by the company until 30 June 2002, became an independent director of Gold Fields with effect from 1 July 2005.
8.
9.
15.
14.
13.
12.
11.
10.

on track and delivering
The Gold Fields
strategy
The 2005 ﬁ nancial year was challenging yet successful, with the Group delivering a sound operating performance. The ﬂ uctuating rand/US dollar exchange rate mitigated against optimising our rand income, while the attempted hostile takeover bid by Harmony was successfully defeated.
•
Focused on operational excellence
•
Positioned for growth
•
Securing our future

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

I would like to pay tribute to
all Gold Fields’ stakeholders
who stood by us during
the Harmony hostile bid,
be they employees or
investors. We undertake
to justify their conﬁ dence
in Gold Fields by improving
the Group’s performance
and strengthening our
shareholders’ investment.
SUMMARY
The 2005 ﬁ nancial year was challenging yet successful,
with the Group delivering a sound operating performance.
The ﬂ uctuating rand/US dollar exchange rate mitigated
against optimising our rand income, while the attempted
hostile takeover bid by Harmony was successfully
defeated. The international expansion projects at Tarkwa
and St Ives were completed ahead of expectation and their
beneﬁ ts are expected to make signiﬁ cant future
contributions to Gold Fields’ bottom line. The South African mines have been successfully repositioned from the
“Wal-Mart” strategy to the “Saks Fifth Avenue” strategy,
aimed at improving quality volumes, and have recorded an
overall robust cost performance since September 2003.
HEALTH AND SAFETY
The safety and welfare of our people are of primary importance to the Group and it is with deep regret and sadness that I
record the tragic loss of 26 fellow employees in mining related incidents over the past year. I sincerely extend the Group’s condolences to the families and friends of the deceased.
Our safety statistics did, however, show improvement during
F2005. The fatal injury frequency rate improved by 33 per
Chief
executive ofﬁcer’s review
The Gold Fields strategy
page
8
Sound operating performance
page
10
Quality mining and cost management
page
12
Building a global footprint
page
14
Securing our future
page
16
Good corporate governance
page
18
Creating value for shareholders
page
20

Operational excellence
Sound operating performance
despite a challenging year
We achieved our key objectives of increasing production and reducing costs despite the challenging operating environment.
Signiﬁcant improvements in safety
Attributable gold production up 2% to
4.2 million oz
Total cash costs down 2% to R66,041/kg
Dividend declared 70 SA cps, 11 US cps
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

cent, the serious injury frequency rate by 7 per cent and the lost day injury frequency rate by 9 per cent. Gold Fields’
management will continue to pursue its focus on mine safety
towards achieving our vision of zero mining casualties and
ensuring all our mines attain safety rates on par with the
leading global safety benchmark, that is, the Ontario
Underground Mining Standard.
During the year, our Damang, Agnew and St Ives operations
recorded no fatal accidents, while Beatrix mine achieved a
notable three million fatality-free shifts. The health and safety management system at Tarkwa is in the process of being
certiﬁed Occupational Health and Safety Assessment Series
(OSHSAS) compliant and will receive accreditation at the end of 2005. Our South African operations have also set the end
of calendar 2005 as their target to become fully compliant.
We completed a number of health initiatives during the
year. A Du Pont peer review was conducted at our South
African operations to identify areas for further improvement of our health and safety management. The ﬁndings
emphasised the imperative of complete employee
involvement in recognising and reporting unsafe conditions
and avoiding the repetition of events that gave rise to
previous injuries and accidents. A total re-engineering of
hospital care was implemented through the introduction of
the demand-nursing stafﬁng model, thereby converting
ﬁxed costs to variable costs. We also reviewed our codes
of practice for thermal stress, noise and airborne pollutants, and these levels were audited and reviewed accordingly.
RESULTS
The Group delivered a sound operational performance for
F2005 and I am particularly pleased to report that we
achieved our key objectives of increasing production and
reducing unit costs despite the challenging operating
environment. Attributable gold produced by the Group
amounted to 4.22 million ounces (F2004: 4.16 million
ounces). Operating proﬁt for F2005 was R2.29 billion
(F2004: R2.32 billion) of which R1.55 billion
(F2004: R1.53 billion) was generated from international
assets. Operating costs, including gold in process
movements, were marginally higher at R9.47 billion
Chief executive officer’s review
(continued)
(F2004: R9.46 billion), although they reduced on a unit total cash cost basis from R67,705 per kilogram to R66,041 per
kilogram. On a tons processed basis, costs improved to
R198 per ton from R204 per ton. Net earnings were
R180 million (F2004: R768 million) and headline earnings
totalled R291 million (F2004: R763 million).
The rand/US dollar exchange rate strengthened from an
average of R6.90 in F2004 to R6.21 in F2005, while the
dollar gold price appreciated from an average of US$387 per
ounce in F2004 to US$422 per ounce. As a result, the rand
gold price received by the South African operations fell by
2 per cent to R84,175 per kilogram (F2004: R85,673 per
kilogram). Accordingly, our South African operations
remained under pressure while the international operations,
taking full advantage of the higher gold price, contributed a laudable 68 per cent to Group operating proﬁt.
Signiﬁcant gains of R344 million were generated on ﬁnancial
instruments during the year. However, the R316 million cost
of defending the Harmony bid and the R58 million cost of the failed IAMGold transaction, further diluted earnings for the period to R180 million (F2004: R768 million). Core earnings, that is earnings excluding gains and losses on ﬁnancial
instruments and foreign debt and exceptional items, were
R452 million (F2004: R587 million).
The tendentious Harmony takeover bid was successfully
laid to rest when the High Court ruled on 20 May 2005 that
the offer had, in fact, lapsed on 18 December 2004 and
was not capable in law of being revised or reinstated. The
takeover litigation is closed but the repercussions for
business in general, and the mining industry, in particular, remain to be seen. However, it did bring to light some
positive beneﬁts and served to emphasise Gold Fields’
underlying strength as an investment and an employer.
The scheme to acquire control of the world’s fourth largest
gold mining company was, at best, ill-conceived. I would
like to pay tribute to all Gold Fields’ stakeholders who
stood by us during this episode, be they employees or
investors. We undertake to justify their conﬁdence in Gold
Fields by improving the Group’s performance and
strengthening our shareholders’ investment.

Operational excellence
Quality mining and cost
management
•
SA operations repositioned from “Wal-Mart”
to “Saks Fifth Avenue” strategy
•
Delivery on Project 100 and Project Beyond

•
he South African operations have not only delivered in terms of improved quality volumes, they have also shown an impressive improvement in cost performance. Operating costs decreased from R6.68 billion to R6.66 billion despite higher gold production, above inﬂ ation wage increases and higher steel and fuel costs during F2005.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za

SOUTH AFRICAN OPERATIONS
Management took a view in September 2003 that the rand
would remain stronger for longer than initially anticipated.
It was decided to reposition the South African operations
by converting from the “Wal-Mart” to the “Saks Fifth
Avenue” strategy. To support this strategy, we also
introduced an initiative called Project 500. It consists of
two components: project 400, which was designed to add
a further R400 million of revenue through improving the
quality and quantity of our output, and project 100, a
stores-based consumption project, which focused on
achieving R100 million in cost savings through improved
standards and norms.
I am pleased to report that these strategies are being
successfully implemented. During F2005, the underground
yield for the South African operations increased from
7.1 grams to 7.4 grams per ton and the area mined
increased by 2 per cent to 2.05 million square metres. This
resulted in South African gold production increasing by
1 per cent from 2.80 million ounces in F2004 to 2.82 million ounces in F2005, included in this was the one hundred
millionth ounce produced by Driefontein.
The South African operations also showed an impressive
improvement in cost performance, with operating costs
decreasing from R6.68 billion to R6.66 billion despite the
higher gold production, above inﬂation wage increases,
and higher steel and fuel costs during F2005. This translated into a 1 per cent reduction in total cash costs from
R73 ,626 to R72,830 per kilogram. This improvement is
attributable in part to Project 100, which performed beyond
expectations, exceeding our annual savings target of
R100 million by 40 per cent.
Project Beyond, a procurement project entailing improved
supply chain management was launched in May 2004 with
projected annual savings of between R200 million to
R300 million over 18 to 24 months. The project gathered
signiﬁcant momentum during F2005 and delivered savings
of R103 million against historical contract prices. Further
beneﬁts will be realised in the upcoming ﬁnancial year as
Project Beyond is rolled out to the international operations.
We have also established a new project, Project 100+
which is focused on adding ongoing sustainable savings at
the South African operations. As at the end of June 2005
15 projects with potential savings of R200 million per
annum were identiﬁed. The beneﬁts of these projects are
expected to be realised in F2006 and beyond.
INTERNATIONAL OPERATIONS
The international operations delivered a sterling
performance with total gold production up 4 per cent to
1.66 million ounces. One of the most signiﬁcant
achievements for Gold Fields in F2005 was the completion
of both major capital projects: the mill expansion and
owner mining projects at Tarkwa in Ghana and the mill
replacement at St Ives in Western Australia. These
important R1.7 billion growth projects, which will provide
double-digit returns, have positioned the Group to beneﬁt
from further increased production and lower costs going
forward.
Tarkwa delivered a signiﬁcant contribution to Gold Fields
generating an operating proﬁt of R803 million (US$129 million)
in F2005, 35 per cent higher than F2004. With a production
increase of 23 per cent, Tarkwa is now the largest producer
of gold in Ghana.
Damang made a substantial contribution of R221 million
(US$36 million) to the Group’s operating proﬁt during
F2005. The major focus at Damang is the large-scale
cutback of the Damang pit in pursuit of higher grade ores.
We plan to commence this process in F2006 with
signiﬁcant ore volumes being achieved in late F2007.
St Ives had a difﬁcult year due to open pit ore grades being lower than planned and a slow ramp up in productivity at
the new underground mines. As a result, gold production
was 3 per cent lower than F2004. The replacement of
planned open pit ounces with higher cost underground
ounces resulted in a 7 per cent increase in total cash costs year-on-year. St Ives nevertheless contributed R282 million
(US$45 million; A$60 million) towards operating proﬁt.
However, we anticipate additional production in the order
of 10 per cent and substantial cost reductions in F2006 as
the new mill reaches planned operational efﬁciency.
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Chief executive officer’s review
(continued)

a passion for value
.
FOCUS ON THE RULE OF TWOS
•
Minimum of 2 million ounces in reserves
•
Production rates of greater than 200,000
ounces per year
•
Cash cost of production less than half the
commodity price
•
Pay-back of capital investment in two years
•
Double digit rate of return
➧
➧
➧
➧
➧
Organic growth projects at Tarkwa & St Ives completed
R3.4 billion “war chest” for growth
Internally funded exploration pipeline
Cerro Corona feasibility to be completed
in early F2006
Signiﬁcant potential opportunity identiﬁed in Burkina
Faso (Essakane Project)
➧
➧
Philosophy
The search for quality assets
Diversifying technical, product & geographical risk

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Agnew increased gold production by 5 per cent to
212,500 ounces with total cash costs of A$310 per ounce
contributing R247 million (US$40 million; A$53 million) to
Group operating proﬁt. The successful commissioning of
the Songvang pit at Agnew will produce a base load of
medium grade ores that, along with the high grade ore
from the Waroonga underground complex, will give the
mine an assured four to ﬁve year life before alternative ore sources are required.
GROWTH
Our growth strategy remains unchanged, namely to
achieve a 50:50 split between South African and offshore
production by adding 1.5 million ounces of offshore
production to our portfolio by 2009, thereby balancing our
portfolio and reducing risk.
Delays were experienced with the Cerro Corona project in
Peru, the most signiﬁcant being caused by sociopolitical
issues around the mine site and within the region. However,
the feasibility study is expected to be completed in early
F2006 and the mining permit to be issued during November
2005, six months later than anticipated.
The Arctic Platinum Project (APP) has been placed on hold.
The feasibility study was temporarily delayed in October
2004 when we had to review the impact of lower grades in
the Suhanko resource models and the impacts of a signiﬁcant
increase in input costs following the global commodity and
resources boom, coupled with the strong euro/US dollar
exchange rate. Previous capital estimates required to bring
the project into production increased from US$300 million to in excess of US$500 million. The global shift in the base
metal smelter market and the short-term outlook for the
palladium market, compounded the adverse prospects for
this project. We are completing the APP geological work but
unless a signiﬁcant, smaller high-margin opportunity is
identiﬁed, or the economic drivers return to more favourable parameters, it will remain on hold.
Our exploration group has identiﬁed a signiﬁcant potential
opportunity in Burkina Faso (Essakane Project) in which
Gold Fields can gain a 70 per cent interest. A pre-feasibility study was commenced during the year and the results of
this study are expected towards the end of calendar 2005.
Should the outcome be favourable, we will immediately
commence with a feasibility study.
We continue to invest in exploration in selected major gold
areas of the world and are actively managing our investment
in junior companies to gain exposure to developing assets.
These investments are proving cost-effective and the
exploration programme is currently self-funding. In addition, we seek acquisitions or exploration investments in areas
where we are under-represented, such as certain parts of
Africa, South America, Australasia and Russia.
THE IAMGOLD TRANSACTION
Gold Fields has a strong balance sheet with net cash and
near-cash reserves of approximately R3.4 billion available
to fund growth projects and other opportunities that may
arise. In line with our current strategy for growth, we are
looking more closely at expanding our exposure to
international investments. One such project was the
reverse takeover of the IAMGold Corporation, our partner
in Gold Fields Ghana and Abosso Goldﬁelds Limited. The
proposal was submitted to shareholders who rejected it by
51.44 per cent against, 48.23 per cent in favour and
0.33 per cent abstaining.
It was a disappointing result for management but the
decision of shareholders is paramount and respected.
However, it should be stressed that IAMGold was never a
strategy in itself. Rather, it was a way of accelerating the achievement of the previously stated goal of an additional
1.5 million annual offshore ounces.
NORILSK NICKEL
As referred to by the Chairman, Norilsk Nickel, which took
a 20.0 per cent stake in Gold Fields on 29 March 2004, has
nominated two representatives to the Gold Fields board. As
previously stated, we have agreed to explore the potential
for co-operation regarding our respective gold assets.
MINING CHARTER
During 2005, we continued to make good progress towards
meeting or exceeding the requirements of the Mining
Charter, and there has been an interactive process to this
end with the Department of Minerals and Energy.
Chief
executive officer’s review
(continued)

Securing our future
A focused strategy…
•
South African mining rights
conversion by F2006
•
Listed on the JSE/SRI index
•
All operations ISO 14001 compliant
•
Supporting the World Gold Council
•
Signiﬁcant investment in local
communities
Sustainable development is a core objective of our business. We remain focused on continued proﬁ tability while, at the same time, remaining alive to the realities and needs of the communities within which we operate.
16
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
towards sustainable
development

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

We anticipate that our new order mining rights will be
issued in the course of F2006.
Gold Fields’ participation in the South African Mining Charter is discussed more fully in the accompanying review.
BLACK EMPOWERMENT EQUITY PARTNER
The terms of our March 2004 transaction with Mvelaphanda
Resources to sell a 15 per cent beneﬁcial interest in the
South African gold mining interests of Gold Fields to
Mvelaphanda within ﬁve years, were amended by mutual
consent to provide greater certainty as to the ultimate
minimum and maximum number of shares Mvelaphanda
Resources may hold in Gold Fields Limited. The transaction
makes provision for both Gold Fields and Mvelaphanda to
have the right to require the exchange of the said 15 per
cent equity interest in return for the issue to Mvelaphanda
of new ordinary shares of an equivalent value in Gold Fields
Limited, based on a formula provided for in the existing
agreements (“the exchange right”). However, the vagaries
of currency markets, and the gold price, made it desirable
to amend the transaction to provide for a minimum and
maximum number of Gold Fields Limited shares that will
be issued following the exercise of the exchange right. In
terms of the amendment, Mvelaphanda will be entitled to
be issued with not less than 45 million and not more than
55 million Gold Fields Limited shares if the exchange right
is exercised. These amended terms provide certainty
regarding Mvelaphanda’s ultimate shareholding in Gold
Fields Limited, thereby securing a sustainable black
economic empowerment partnership, as was intended.
The full legal provisions of the transaction are contained in the directors’ report on page 134.
SUSTAINABLE DEVELOPMENT
Sustainable development is and always has been, a core
objective of our business and is highlighted throughout this report. We remain focused on the continued proﬁtability of
our business while, at the same time, remaining alive to the realities and needs of the societies within which we operate.
We are committed to following the principles of the Global
Reporting Initiative and have indexed our performance
against the key indicators on page 183 of this report.
We participated in the second round of the JSE Social
Responsibility Index on triple bottom line reporting and
were ranked in the top ﬁve of high-impact companies on
the Index. Ranking for this was based on sound social,
economic and environmental performance. High-impact
companies include those with the most potential to cause
damage to the environment and include 22 companies, the
majority of which are mining companies.
ENVIRONMENTAL MANAGEMENT
As a leading international mining company, we are deeply
aware of our responsibility to practise mining in a manner that will ensure sustainability. The environmental management
systems of our Group mines have been certiﬁed in terms of
ISO 14001 and the South African mines were re-certiﬁed in
2005 in terms of the ISO 14001:2004 guideline.
In the ﬁeld of environmental education and training, we
extended both our environmental awareness training and
task-speciﬁc training. In addition to the education centres
we partner with Rhodes University, we submitted a
proposal to the Department of Minerals and Energy during
F2005 for the introduction of a post-graduate course in
environmental management in mining.
COMMUNITY RELATIONS
Our South African and international community relations
programmes continued during F2005 with a budget
exceeding R34 million. Projects are focused on
communities within which our operations are located or
from which we draw labour, and are identiﬁed and managed
to support the integrated development plans of such
communities and their respective civil administrations.
Greater emphasis is placed on projects that are market-
oriented and will be sustainable in order to make a real
contribution to the economies of the communities within
which they are located. One such project near our Beatrix
mine in the Free State will focus on the growing and extraction of essential oils for international markets. Sixty-ﬁve hectares of land will be planted with biomass to produce 800 litres of extracted oils for beneﬁciation in South Africa as well as
export, generating approximately R5 million per annum in
Chief
executive officer’s review
(continued)

Securing our future
A culture...
....built on good corporate
governance
•
High standards of corporate ethics
•
Balanced approach to risk management
•
Responsibility to all shareholders
Gold Fields is committed to upholding sound principles of corporate governance in all of its business dealings and in respect of all its shareholders.
social
environment
economic
CORPORATE
GOVERNANCE &
RISK
MANAGEMENT

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za

revenue and creating additional employment opportunities
for the local community. In Ghana, a number of large-scale
agribusiness opportunities were assessed to develop viable
businesses in the Tarkwa area. Oil palm has an excellent
potential due to high Ghanaian and regional demand and
available local expertise, and potential partners are being
sought for such a business venture.
HIV/AIDS
The most recent statistics indicate that just over ﬁve million people of South Africa’s total population of 46 million were
HIV positive at the end of calendar 2004, representing a
total population prevalence rate of 11 per cent
1
. Our HIV/
Aids strategy remains based on prevention, care for the
infected and affected, rehabilitation and after-care, and
monitoring and evaluation.
Our Highly Active Anti-retroviral Therapy (HAART)
programme has been extended to our operations in Ghana
where, in conjunction with the International Labour
Organisation (ILO) and the Ghana Mine Workers’ Union, a
joint HIV/Aids programme is being implemented based on
the ILO Code of Practice.
In South Africa, our HAART programme has been approved
as best medical practice by the HIV Clinicians’ Society of
South Africa. Approximately 81 per cent of our South
African employees who started on the HAART programme
still actively attend clinics. Further details of our HIV/Aids programme appear on page 90 of this report.
HUMAN RESOURCES
F2005 saw the continuation of our strategy to increase the
participation of historically disadvantaged South Africans
(HDSAs) in middle to senior positions throughout the
Group. Ensuring the success of our Group’s employment
equity plan is a key performance target for all of our
managers. We have also developed retention strategies,
particularly as skilled and experienced people become
scarcer throughout the mining industry, to ensure we reach
the targets we have set ourselves.
The percentage of HDSAs employed in the Patterson grading
C upper to F bands and above at our South African operations, increased from 19 per cent in F2000 to 33 per cent at the end of F2005. Of this total, 37 per cent were in the C upper band.
RISK MANAGEMENT
Our approach to risk management is laid down in our
Group Risk Policy, which lays the foundation for consistent, comprehensive and systematic risk assessment and
reporting procedures across the Group. Management
committees at various levels in the company review and
report on the Group’s most signiﬁcant risks, along with
data on the controls and risk mitigation strategies that are in place to reduce the levels of risk facing the company.
The board, assisted by its nominated committees, is
responsible for the overall system of risk management and
accordingly monitors on an ongoing basis the Group’s key
risks and the internal control environment.
The risk assessment process during the year highlighted
various key risk categories that could affect Gold Fields.
These factors, should they materialise, could materially
affect the Group’s results. The key categories are:
• Political;
• Financial;
• Ore reserves;
• Environmental and social;
• Health; and
• Human resources.
The Group’s risk ﬁnancing philosophy and practices
remained largely unchanged during the year. Provision was
made for increased cover limits for underground and
surface events. Should the Group suffer a major loss,
future earnings could be affected. Risk management is
discussed more fully on page 103.
CORPORATE GOVERNANCE
Gold Fields has, since its inception, been committed to
upholding sound principles of corporate governance in all
of its business dealings and in respect of all its stakeholders.
As the focal point of the company’s corporate governance
system, all board members are expected to discharge their
ﬁduciary duties and responsibilities professionally and in
accordance with Gold Fields’ Code of Ethics, thereby
Chief
executive officer’s review
(continued)
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

1
Department of Health, National Antenatal Survey 2004.

Creating value for
shareholders
Gold Fields:
the complete gold company
DIVIDEND POLICY:
Gold Fields’ dividend policy is to declare an interim and ﬁnal dividend in respect of each ﬁ nancial year, based on 50 per cent of the earnings for the year before taking account of investment opportunities and after tax excluding impairments. Earnings are adjusted to exclude unrealised gains and losses on ﬁnancial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to such underlying ﬁnancial instruments.
•
Raise safety performance at all operations to global
benchmark standards
•
Produce 4.3 million attributable ounces of gold
•
Target South African costs at or below R70,000/kg
•
Target Group costs at or below R66,000/kg
•
Improve productivity at the South African operations
•
Replenish depleted ounces through exploration
success or acquisitions
May 98
6 -
5 -
4 -
3 -
2 -
1 -
0 -
Market
capitalisation
($bn)
June 05
May 98
6 -
5 -
4 -
3 -
2 -
1 -
0 -
Production
(Moz)
June 05
Internationally
diversified
shareholder base
20%
16%
30%
33%
1%
South Africa
Russia
North America
Europe
Rest of world
20
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Our main objectives for F2006 are to:

upholding our core values of integrity, transparency and
enterprise enshrined in this code.
We continue to endorse the principles contained in the
South African Code of Corporate Practices and Conduct as
recommended in the Second King Report and believe that
we comply substantially and materially with its provisions.
Going forward, adherence to sound principles of corporate
governance is and will remain both a board and management
priority.
DIVIDEND
The company declared an interim dividend of 30 South
African cents (5 US cents) on 28 January 2005 and a ﬁnal
dividend of 40 South African cents (6 US cents) on 3 August
2005, making a full year dividend of 70 South African cents
(11 US cents).
OUTLOOK FOR 2006
We expect the rand to remain strong during F2006 given
the robustness of the local economy and the continued
weakness of the US dollar. Input costs will increase as a
result of the higher wage environment and rising energy
costs, particularly petroleum-based products. Costs are
therefore expected to remain under pressure. However,
there are indications that the dollar gold price will remain at the positive levels recorded at the end of F2005.
Against this background, our main objectives for F2006 are:
•   to raise the safety performance of all operations by
a further 10 per cent thus moving towards the global
benchmarking standard in order to eliminate fatalities
and injuries;
•   attributable gold production of 4.3 million ounces;
•   Group costs targeted at or below R66,000 per kilogram;
•   South African costs targeted at or below R70,000 per
kilogram;
•   to improve productivity at the South African operations
by 10 per cent to 4.3 square metres per total employee
costed;
•   to conclude the feasibility study on Cerro Corona and, if
positive, initiate development on this project; and
•   to replenish depleted ounces through exploration
success or through the acquisition of new ounces.
APPRECIATION
Finally, I thank the people of Gold Fields and their families for their hard work, dedication and loyalty in the challenging year behind us, and especially to all those who contributed
towards defending our company from the Harmony hostile
bid. The fruits of their efforts will be reaped as we move into the future. I also thank the Chairman and board of directors for their valued advice and guidance throughout the year.
Ian Cockerill
Chief Executive Ofﬁcer
Chief
executive officer’s review
(continued)
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
21
Gold Fields ﬁnalised a two-year wage agreement with
unions and associations on 11 August 2005, effectively
bringing to an end the strike that commenced on
7 August 2005. We reached this settlement as part
of the industry-wide negotiations co-ordinated by the
South African Chamber of Mines. Employees returned
to work on 12 August 2005.
We have a range of cost savings and productivity
initiatives in place across all our operations through
which to mitigate upward cost pressures. Because
labour costs account for approximately 50 per cent of
total costs on the South African operations, the impact
of this salary increase on total production costs will be
approximately 3 per cent.
The settlement for the different categories of employees
ranged between 6 per cent and 7 per cent, the weighted
impact being a 6.5 per cent increase in the salary bill of
the Group’s South African operations for F2006, and
for F2007 CPIX plus 1 per cent or a minimum of 6 per
cent for the lowest paid employees, and CPIX plus 1 per
cent, or a minimum of 5.5 per cent for the rest.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
1.  Ian Cockerill (51)

BSc (Geology) Hons, London, MSc (Mining), Royal School of Mines
Chief Executive Ofﬁcer

Mr Cockerill has been a director of Gold Fields since October
1999 and became chief executive ofﬁcer on 1 July 2002. He
was chief operating ofﬁcer and managing director of Gold Fields from October 1999 to 30 June 2002. He has over 30 years of
experience in the mining industry. Prior to joining Gold Fields he was the executive ofﬁcer for Business Development and African
International Operations for AngloGold Ashanti Limited.
2.  Nick Holland (46)
B.Comm, BAcc, Witwatersrand; CA(SA)
Chief Financial Ofﬁcer

Mr Holland has been a director of Gold Fields since February 1998 and Executive director of ﬁnance since March 1998. On 15 April
2002 his title changed to chief ﬁnancial ofﬁcer. He has 25 years of experience in ﬁnancial management. Prior to joining Gold Fields he was ﬁnancial director and senior manager of corporate ﬁnance of Gencor Limited. He is also a director of Rand Reﬁnery Limited, and Teba Bank.
3.  John Munro (37)
BSc (Chemical Engineering), Cape Town

Executive Vice President and Head of International Operations

On 1 September 2003, Mr Munro was appointed Executive
Vice President and Head of International Operations. Mr Munro
had previously served as Senior Vice President and Head of
International Operations, Senior Manager and General Manager
of Corporate Development for Gold Fields. Prior to that Mr Munro served as Assistant Manager of the Property Division of Gold
Fields of South Africa Limited.
4.  Craig Nelsen (53)
BA (Geology), Montana;MSc (Geology), New Mexico

Executive Vice President, Exploration

President and CEO of Gold Fields Exploration, Inc. Since April 1999,
Mr Nelsen has served as Senior Vice President of Exploration for Gold Fields and President and Chief Executive Ofﬁcer of Gold
Fields Exploration, Inc. On 15 April 2002, Mr Nelsen’s title changed to Executive Vice President, Exploration. Mr Nelsen was previously
Chairman and Chief Executive Ofﬁcer of Metallica Resources
Incorporated.
5.  Mike Prinsloo (51)
BSc (Mining Engineering), Witwatersrand;AMP, Harvard

Executive Vice President, South African Operations

On 15 April 2002, Mr Prinsloo was appointed Executive Vice
President, South African Operations. Mr Prinsloo had served as
Managing Director of the Driefontein operation since September
2001. Mr Prinsloo was previously Managing Director and Chief
Executive Ofﬁcer of Durban Roodepoort Deep Limited. Prior
to that, Mr Prinsloo was an independent consultant to small
businesses in South Africa and a Senior Manager with AngloGold
Ashanti Limited.
Executive
committee
5.
4.
3.
2.
1.

6.   Jimmy Dowsley (47)
BSc (Mining Engineering), Witwatersrand

Senior Vice President, Corporate Development

Mr Dowsley has been General Manager of Corporate Development at Gold Fields since March 1998. On 15 April 2002, Mr Dowsley’s title changed to Senior Vice President, Corporate Development. Prior
to his appointment as General Manager of Corporate Development,
Mr Dowsley served as General Manager of New Business,and also as Manager of the Mineral Economics Division of Gold Fields of
South Africa Ltd.
7.   Willie Jacobsz (44)
BA, Rand Afrikaans University

Senior Vice President, Investor Relations and Corporate Affairs

On 15 April 2002, Mr Jacobsz was appointed Senior Vice President,
Investor Relations and Corporate Affairs. Since January 1998,
Mr Jacobsz had served as Manager and Senior Manager of Investor
Relations and Corporate Affairs of Gold Fields. Prior to that Mr
Jacobsz was Programme Manager of the Vulindlela Transformation
Programme for Gold Fields of South Africa Limited and Administrator
of The Gold Fields Foundation.
8.   James Nkosi (54)

D.Com (Leadership in Performance and Change),M.Com (Business
Management) Rand Afrikaans University, Masters in Industrial and
Organisational Psychology, University of Cape Town

Senior Vice President, Human Resources and Transformation

On 1 July 2004, Dr Nkosi was appointed Senior Vice President,
Human Resources and Transformation. Since July 2001, Dr Nkosi
had served as Vice President Human Resources, South African
Operations, Gold Fields. Prior to that Dr Nkosi was employed by
Eskom for 12 years as an Executive Manager and at Standard Bank as Director: Transformation for four years.
9.   Terence Goodlace (46)

National Higher Diploma Metalliferous Mining;B.Comm,
Unisa; MBA, Wales

Senior Vice President, Strategic Planning

On 15 April 2002, Mr Goodlace was appointed Senior Vice President,
Strategic Planning. Mr Goodlace had previously served as Senior
Manager of Strategic Planning. During the period between June
1998 and May 2000, Mr Goodlace was the Senior Manager for
Corporate Finance for Gold Fields. Prior to that, Mr Goodlace was a
Manager at various Gencor Limited mines.
10.   Paul Pretorius (35)

B Com LLB, Potchefstroom University for CHE;
LLM (Corporate Law) Rand Afrikaans University
Acting Senior Vice President, Legal Counsel

Mr Pretorius joined Gold Fields in April 1999 as Legal Advisor and was promoted to Senior Legal Advisor on 1 July 2004. Mr. Pretorius
has been acting as Senior Vice President, Legal Counsel since
December 2004. Previously Mr Pretorius worked for the Industrial
Development Corporation for 4 years in the capacity of Legal
Advisor.
11.   Cain Farrel (56)
FCIS, MBA, Southern Cross University – Australia
Company Secretary

Mr Farrel was appointed Company Secretary on 1 May 2003.
Mr Farrel is past President of the Southern African Institute of
Chartered Secretaries and Administrators. Previously, Mr Farrel
served as Senior Divisional Secretary of Anglo American Corporation
of South Africa.
11.
10.
9.
8.
7.
6.
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

INTRODUCTION
The Mineral and Petroleum Resources Development Act
(Minerals Act) came into effect on 1 May 2004 and vests
the right to prospect and mine in the State. These rights are to be administered by the government of South Africa in
order, inter alia, to promote equitable access to the nation’s mineral resources by South Africans, to expand opportunities for historically disadvantaged persons who wish to
participate in the South African mining industry, and to
advance social and economic development. Gold Fields
supports the objectives of the Mining Charter and the South
African government’s efforts to ensure broad-based black
economic empowerment in South Africa. Gold Fields has
provided that the objectives of the charter are included in
overall business philosophy, and accordingly, anticipates
that our new order mining rights will be issued in 2006. The progress made on the objectives is summarised below.
GOVERNANCE
The charter sets out nine key performance areas in which
companies are expected to achieve transformation to new
order mining rights, as stipulated by the Mining and
Petroleum Resources Development Act. Gold Fields has
established a Transformation Steering Committee to
ensure the successful implementation of the broader
transformation initiatives and more speciﬁcally the
requirements of the Broad-based Socio-economic
Empowerment Charter. The chairperson is the Senior Vice
President: Head of Human Resources and Transformation.
The committee meets every quarter and its functions
include the development and maintenance of appropriate
policies to guide transformation initiatives, to determine
both qualitative and quantitative goals and objectives for
transformation, and to identify obstacles and hindrances to
effective transformation.
HUMAN RESOURCES DEVELOPMENT
The technical, behavioural and life skills competencies
required of our employees are transferred within our own
Gold Fields Limited
and the
South African mining charter
comprehensive development framework comprising the
Gold Fields Academy, Mine Education, Training and
Development Centres and approved external institutions.
Training programmes include adult basic literacy and
numeracy skills, life skills and technical training. Our
Integrated Manager System ensures that individual
leadership capabilities and the management competency
of talented HDSA candidates are identiﬁed early, and the
necessary development plans are prepared. During F2005,
89 per cent of learnerships and 77 per cent of bursaries
were awarded to HDSAs.
EMPLOYMENT EQUITY
We are also committed to creating an enabling environment
for the empowerment of HDSAs and to increase their
representation in senior management ranks to 40 per cent,
and aim to involve 10 per cent women in mining by 2009.
Since 2000, the HDSA representation has increased from
10.4 per cent to 23.3 per cent, and the percentage of
women in mining is currently 3 per cent.
MIGRANT LABOUR
We are committed to the equal treatment of all employees
and do not discriminate against foreign migrant employees.
Our South African operations employ an estimated
16,700 persons originating from the SADC region. They
enjoy the same wage structure, employee beneﬁts and

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za

other conditions of employment as those received by
South African employees. They are also entitled to the same
compensation for occupational injuries and diseases and the
Gold Fields Home-based Care Programme is applicable to
them and they are entitled to the same accommodation
opportunities as their South African counterparts.
MINE COMMUNITY AND RURAL DEVELOPMENT
Through the Gold Fields Foundation, we promote and facilitate sustainable socio-economic development in communities
where our operations are located and where our employees
and their families live. Community development projects
must support the Integrated Development Plans (IDPs), and
to this end, we have initiated a process to establish formal structures to engage local stakeholders so as to understand
their IDPs and determine our level of participation in the
implementation of these programmes.
Agricultural development projects, similar to those
implemented in labour source areas of South Africa, are
replicated in adjoining SADC territories that provide migrant employees on our mines.
HOUSING AND LIVING CONDITIONS
We provide accommodation and daily catering to some
26,000 employees at our South African operations. We
have embarked on a project to upgrade existing single
accommodation on mine property to family units and to
promote home ownership options for employees. We
have allocated R65 million over ﬁve years for the upgrading
of seven hostels involving reducing room densities and
improving ablution facilities. An additional R11 million over two years has been allocated for the conversion of single
accommodation to family units.
PROCUREMENT
Gold Fields is committed to the procurement of goods and
services from HDSA enterprises. This endeavour is
commercially driven and the consideration of cost, quality,
reliability and health and safety standards will remain
essential requirements to provide the Gold Fields Group
with goods and services. For F2005, 25 per cent of a total
of R2 billion of the Gold Fields working cost and capital
material spend went to HDSA suppliers, who supplied a
cross-spectrum of goods and services including mine
supplies, repairs, on-site services and foodstuffs. Gold
Fields is a member of the South African Mining Preferential
Procurement Forum and through this forum we have been
able to access registered HDSA and SME vendors thus
increasing the HDSA procurement spend through 25% in
F2005.
OWNERSHIP AND JOINT VENTURES
The scorecard to the charter requires HDSA participation in
terms of ownership of equity or attributable units of
production of 15 per cent in HDSA hands within ﬁve years
and 26 per cent within 10 years. Gold Fields believes that it has complied with the ﬁve year target by completing a
transaction with Mvelaphanda Resources Limited (“Mvela
Resources”) on 15 March 2004. The transaction
arrangements can be summarised as follows:
•  as part of an internal restructuring completed on
23 February 2004, GFI Mining South Africa (Proprietary)
Limited (“GFIMSA”), a wholly owned subsidiary of Gold
Fields, acquired all of Gold Fields’ South African gold
mining and ancillary assets and operations, including the
Beatrix, Driefontein and Kloof operations, as going
concerns, from wholly owned subsidiaries of Gold
Fields. In order to fund its acquisition of these assets,
GFIMSA received a loan from Mvelaphanda Gold
(Proprietary) Limited (“Mvela Gold”), a wholly owned
subsidiary of Mvela Resources, for a capital amount of
R4,139 million. The entire R4,139 million loan (“GFIMSA
loan”) was applied by GFIMSA towards partial settlement
of the consideration payable by it for the aforesaid South
African gold mining and ancillary assets and operations
pursuant to the internal restructure;
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

•  the GFIMSA loan will be repaid and the proceeds of such
loan repayment must be applied by Mvela Gold in
consideration for the subscription by Mvela Gold of 15 per
cent of the issued share capital of GFIMSA (“GFIMSA
shares”) within a period of ﬁve years following the date on
which the loan was advanced, namely 17 March 2004.
The inevitable consequence of this transaction is that Mvela
Gold will acquire a 15 per cent ownership interest in GFIMSA by means of a subscription for shares for cash at a
subscription price of R4,139 million on the date upon which
the GFIMSA loan is repaid or, at Mvela Gold’s election, on
the date upon which the GFIMSA loan becomes repayable.
BENEFICIATION
Growth of the South African jewellery manufacturing
industry is currently constrained, inter alia, by the absence of cost-competitive credit facilities for the affordable and secure ﬁnancing of gold in process. The high cost and
volatile price of gold does not make it viable for gold
jewellery manufacturers to own the gold used in the
jewellery manufacturing process or tied up in jewellery
stock. Gold Fields, AngloGold Ashanti, SAAB and Standard
Bank of South Africa established a gold advance scheme
in order to facilitate the provision of secure and cost
effective advances of gold to the South African gold
jewellery manufacturing industry. The scheme will initially
cover up to 1,000 kilograms of gold available to be advanced to participating gold jewellery manufacturers. Gold Fields,
AngloGold Ashanti and SAAB will facilitate the advances of
gold by providing collateral support for such gold advances
in the form of guarantees. The maximum aggregate
amount for which Gold Fields could be liable in respect of
guarantees provided by it under the scheme is R17 million.
The parties have executed the agreements to establish the
scheme in March 2005.
Gold Fields Limited and the
South African mining charter
(continued)
REPORTING
Progress towards achievement of our charter objectives is
reported in annual reports to the Department of Minerals
and Energy, quarterly reports and are posted on our
website goldﬁelds.co.za.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za

Gold Fields
South African operations

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
2.82 million
ounces
“With area mined increasing by 2 per cent
to 2.05 million square metres, and an overall
improvement in grade, South African gold
production increased from 2.80 million ounces
(F2004) to 2.82 milion ounces (F2005).”
Project 100
completed
“Project 100 yields saving of R140 million,
40 per cent above target. Project 100+ initiated
to achieve ongoing and sustainable cost savings
across South African operations.”
Review of operations
South Africa
The South African
operations delivered
a creditable operating
performance against our
strategy of repositioning
the operations, while at
the same time accelerating
the development of ore
reserves at all key shafts,
and maintaining a strong
focus on cost reduction.
OPERATIONAL PERFORMANCE
F2005 proved a difﬁcult year for our South African mining
operations notwithstanding the appreciable increase in the
average dollar gold price from US$386 per ounce in F2004
to US$422 per ounce in F2005. Unfortunately, much of this
beneﬁt was offset by the rand strengthening against the
US dollar from an average of R6.90 to R6.21 over the same
period. While our US dollar assets (Tarkwa and Damang)
beneﬁted from the gold price increase, our South African
assets earned 2 per cent less in rand terms at R84,175 per
kilogram than in F2004. However, the rand gold price
increased to above R90,000 per kilogram by year-end,
boding well for future increased proﬁtability. Despite this
tough economic environment, the South African operations
delivered a creditable operating performance against our
strategy of repositioning the operations from the
“Wal-Mart” strategy to the “Saks Fifth Avenue” strategy,
while at the same time accelerating the development of
03
3.5 -
3.0 -
2.5 -
2.0 -
1.5 -
1.0 -
0.5 -
0 -
South Africa
gold production
(Moz)
04
05
03
80,000 -
70,000 -
60,000 -
50,000 -
40,000 -
30,000 -
20,000 -
10,000 -
0 -
South Africa
total cash costs
(R/kg)
04
05

ore reserves at all key shafts, and maintaining a strong
focus on cost reduction.
PROJECT 500 DELIVERING RESULTS
Project 500, a project that was introduced to support this
switch in strategy has been successfully implemented.
Project 500 consists of two sub-projects: Project 400 and
Project 100. The beneﬁ ts of these projects are clearly
reﬂ ected in the numbers achieved for the year and we
expect further momentum from them during F2006.
Project 400 is aimed at optimising revenue by generating
an additional R400 million per annum on an ongoing basis.
This is achieved by eliminating non-contributing production
and at the same time reducing low-grade surface outputs
in favour of higher margin underground material. This
strategy has started to deliver with the underground yields
at the South African operations improving year-on-year
from 7.1 to 7.4 grams a ton at similar mining volumes,
while surface tonnage has been managed down to
4.4 million tons, a decrease of over 20 per cent. Area
mined also increased 2 per cent from 2.01 million square
metres to 2.05 million square metres during the year. This,
together with the improvement in grade, resulted in South
African gold production increasing from 2.8 million ounces
in F2004 to 2.82 million ounces in F2005.
One of the most notable achievements of F2005 was the
good cost control exercised at all operations. Operating
costs improved marginally to R6.66 billion despite increased production , higher steel and fuel costs, and wage increases exceeding the rate of inﬂ ation. This translated into a 1 per cent drop in total cash costs of production from R73,626 per kilogram to R72,830 per kilogram. These cost improvements
are attributable largely to the savings achieved through
Project 100 and improvements in productivity. More details
on all of the cost saving initiatives, including Project 100,
Project 100+ and Project Beyond can be found in the
Management Discussion and Analysis section on
page 119.
PRODUCTIVITY – NEXT MAJOR INITIATIVE
Productivity improvement is the next major focus of the
South African operations. Steady progress was recorded
during F2005 and we have set ourselves a productivity
improvement target of 10 per cent per annum to achieve a
50 per cent improvement by the end of 2009.
The increase in area mined, together with a reduction in
total employee costed, has improved productivity from
3.7 m
2
/TEC* (square metres per total employee costed) to
3.9 m
2
/TEC* in F2005. This represents an appreciable
5 per cent improvement over the previous year.
Plans to improve productivity will focus on the following
initiatives:
• Skills development, including the training of rock drill
operators, miners, shift bosses and mine overseers;
• Improving performance management by ensuring high
quality supervision and enhanced teambuilding. Incentive
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
29
Operating
profit split F2005
(Rm)
555
167
Driefontein
Kloof
Beatrix
12
Gold
production split F2005
(Moz)
1,037
1,163
Beatrix
Driefontein
Kloof
624
*
Average productivity for the years F2004 and F2005.

schemes will be evaluated to ensure they deliver the
desired results;
•  Identiﬁcation and removal of bottlenecks in the system
through the application of the theory of constraints
and through proper lost blast management and corrective
action programmes;
•  Footprint reduction through the rationalisation of
metallurgical plant, shaft and other surface and
underground infrastructure; and
•  Reduction of major breakdowns, undertaking further
plant modernisation and optimisation, implementation
of appropriate technology and the completion of Project
28.5°C, a major refrigeration and ventilation project to
improve environmental conditions underground.
INFRASTRUCTURE
The optimisation of Driefontein 1 and 2 plants is underway.
To ensure that the objectives of Project 28.5°C are met, all mines will focus on completing the ventilation and
refrigeration improvements and changeovers by early 2006.
EXPLORATION DRILLING
Exploration and resource deﬁnition diamond drilling is
planned at all the South African operations. Speciﬁc focus
will be placed on improving conﬁdence in the multiple band
Carbon Leader model below 50 level at Driefontein, reﬁning
the Ventersdorp Contact Reef grade trends in the Kloof
Extension Area, and increased resolution in the
Kalkoenkrans Reef and Beatrix.
CAPITAL EXPENDITURE REPRIORITISED
The South African operations have had to curtail and reprioritise all capital expenditure. ”A” type items/projects (critical capital expenditure) have been included in the F2006 budget while
others have been deferred until economically justiﬁable. The same process has been followed with all replacement and
renewal items. Capital expenditure, therefore, is planned at
R740 million for F2006 compared with R636 million during
F2005.
Outlook
/ Overall gold output for F2006 is expected to
remain at current levels. Cost performance will continue to
remain critical with total cash costs targeted at or below
R70,000 per kilogram.
The Driefontein grade will remain a challenge as the
Ventersdorp Contact Reef (VCR) volumes reduce at the older
shafts while, at newer shaft systems, the Carbon Leader
contribution at relatively lower values mined is increased.
Mining mix and the associated build-up at 5 and 1 shafts on
the Carbon Leader reef will be key to Driefontein going
forward. Furthermore, the high-margin surface rock dump
material grades for F2006 are expected to be lower and as
the old gold clean up at the 1 and 2 plants comes to an end.
At Kloof, there has been a continued shift in mined grade
from previous years. Less of the lower grade Kloof and
Middelvlei Reefs have been mined with the focus shifting
to increase VCR pillar mining at higher grades. The build-up of production in these pillar areas and at 4 shaft, will be a major focus for Kloof over the next ﬁnancial year.
Development rates will also be increased to improve ore
reserve ﬂexibility.
The mining strategy at Beatrix remains largely unchanged
but with a heightened focus on accelerating the North
section build-up, on improving the South section grades
and improving the quality of mining and the mining mix
across all shafts. Mining will be reduced at the South
section’s marginal areas with these crews moving to the
North and West sections. Layouts are being reviewed at
West Section in order to overcome the issues on stability
30
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Review
of operations
South Africa
(continued)

of access ways resulting from the presence of smectite
below the reef horizon.
Kloof and Beatrix have largely stopped surface rock dump
treatment with the closure of the Kloof 3 plant and half of
the circuit at the Beatrix West section. Our strategy of
improved quality volume will continue in F2006 and
together with a strong focus on cost containment operating
margins should improve.
The generation of reserves is still crucial to the future of the South African operations with the long-life shafts
targeting 24 months of mineable ore reserve and other
shafts at least 12 months. Accordingly, increased on-reef
and footwall development is planned.
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Driefontein
Gold Mine
OPERATIONAL PERFORMANCE
During a year which presented many challenges,
Driefontein posted a sound performance with a 2 per cent
increase in gold output to 1.16 million ounces. The
improvement was attributed to a 4 per cent increase in
tonnage milled at a marginally lower yield year-on-year.
This was accomplished in an environment of poor local
metal pricing and the large-scale repositioning of the
operations away from lower grade areas. Underground
yields improved from 8.1 to 8.3 grams per ton.
In line with the focus on margins, higher grade mining areas required re-equipping and opening up before mining could
commence. Notwithstanding these additional expenses, cash
costs were reduced by 4 per cent year-on-year to R65,876 per kilogram due to both the increased gold production and cost
reduction initiatives. In US dollar terms, cash costs posted for
F2005 amounted to US$330 per ounce.
Performance during F2005 was affected by a number of
factors, the most serious being increased levels of
seismicity. 2 shaft was affected by an event that tragically claimed the lives of ﬁve of our colleagues for which we
2005:
review
•
Fatality rate decreases by 23 per cent
•
Productivity increased by 10 per cent
•
Underground gold production increased
by 5 per cent
•
Project 500 produced positive effect on
both costs and productivity
•
Seismic activity resulted in regular
production delays
•
Repositioning operations to meet strong
rand environment largely completed
32
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Review
of operations
South Africa
(continued)
Driefontein established a record by
being the ﬁrst gold mine in the
world to produce one hundred
million ounces of gold. Established
in 1952, Driefontein’s achievement
demonstrates the quality of
Gold Fields’ suite of assets.
03
1,400 -
1,200 -
1,000 -
800 -
600 -
400 -
200 -
0 -
Driefontein
gold production
(’000oz)
04
05

express our deepest regret while 1, 4, 5 and 6 shafts
suffered lost production and infrastructural damage.
5 shaft however, has presented improved production
performances in the latter part of the year. The refrigeration plants were commissioned during the year, improving
underground temperatures and logistic and ore ﬂows.
1 shaft posted particularly strong performances while the
relatively lower grade 7 shaft produced a spectacular
turnaround, generating an operating proﬁt of R90 million.
4 shaft has started to show encouraging improvements
under new management and is set to return good results
in F2006. 8 shaft also presented strong production and
ﬁnancial results for the year.
6 shaft has not performed to expectation and has required
re-assessment, with improved returns expected within the
ﬁrst half of F2006.
Project 500 initiatives are well-entrenched and delivering
good results. Measures being implemented to improve
productivity include the institution of:
• improved supervisory skills,
• capacity building in operational teams,
• better alignment of incentive schemes.
As planned, capital expenditure for the year was signiﬁcantly lower than during the previous year at R184.1 million, due
to the lower rand gold price received.
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
33
2005
2004
2003
2002
2001
Main development
km
27.8
†
30.0
35.7
33.6
38.3
Area mined
’000m
2
661
626
732
698
750
Productivity
m
2
/TEC*
3.2
2.9
3.5
3.2
3.5
Tons milled
Underground
’000
3,794
3,709
3,898
3,770
3,889
Surface
’000
2,900
2,729
2,472
2,817
2,662
Total
’000
6,694
6,438
6,370
6,587
6,551
Yield
Underground
g/t
8.3
8.1
8.4
9.4
9.4
Surface
g/t
1.6
2.0
2.3
2.1
2.1
Combined
g/t
5.4
5.5
6.0
6.3
6.4
Gold produced
Underground
kg
31,650
30,156
32,886
35,431
36,459
Surface
kg
4,512
5,338
5,630
5,832
5,572
Total
kg
36,162
35,494
38,516
41,263
42,031
Total
’000oz
1,163
1,141
1,238
1,327
1,351
Operating costs
Underground
R/ton
609
639
580
554
494
Surface
R/ton
61
69
64
57
38
Total
R/ton
371
397
380
342
309
Gold sold
kg
36,162
35,494
39,238
40,541
42,031
Total cash costs
US$/oz
330
311
202
158
184
R/kg
65,876
68,922
58,841
51,153
45,064
Net earnings
Rm
289.7
436.7
725.4
877.5
413.0
US$m
46.7
63.3
80.0
87.2
54.3
Capital expenditure
Rm
184.1
238.3
572.8
475.2
456.3
US$m
29.6
34.5
63.2
47.2
60.0
*TEC = total employee costed
†
Marginal Main Reef at West Section stopped

OUTLOOK FOR F2006
Underground ore production is planned to increase by
11 per cent, as the reliance on mineralised surface rock
dumps will be reduced. 2 and 6 shafts have been
repositioned to post stronger performances during F2006.
Gold production should remain ﬂat at 1.18 million ounces
with costs impacted by local inﬂationary pressures.
We will continue to maintain a strong focus on costs during
the new ﬁnancial year. Total cash costs will be limited to
below R68,000 per kilogram.
The Driefontein Depth Extension project to access the
Carbon Leader horizon below 50 level in the 5 sub vertical
shaft area provides positive returns at current rand gold
prices. An underground drilling programme has been
initiated to conﬁrm gold grades and ore body structure.
Capital expenditure is planned at R280 million for F2006.
The major portion of this capital will be spent on: 1 tertiary shaft pumping infrastructure which will be commissioned
in the third quarter of F2006; the completion of the
refrigeration and reticulation projects at 5 sub vertical shaft;
and the 4 shaft pillar extraction.
34
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Review
of operations
South Africa
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Kloof
Gold Mine
OPERATIONAL PERFORMANCE
Kloof maintained its one million ounces per annum status
and was able to contain costs against the background of a
volatile rand per kilogram price environment during F2005.
All mine safety indicators were much improved. The day
lost frequency rate of 17.35 per million man hours worked
represents a 13 per cent annual improvement and the
serious injury frequency rate of 7.90 per million man hours
worked is a 20 per cent improvement year-on-year. The fatal
injury frequency rate of 0.28, although still unacceptable, is an improvement of 32 per cent on last year. During the ﬁrst
half of F2005, Kloof achieved one million fatality-free shifts.
Management intervention brought about the
implementation of a number of proactive initiatives to
alleviate the effects of the lower and volatile rand gold
price. A review of the mine management structure resulted
in all underground operations being placed under the
control of one Senior Manager: Operations to facilitate
improvements in productivity and the reduction of the
overhead cost structure.
To secure throughput and improve efﬁciency, a strong
focus was placed on shifting people from support services
2005:
review
•
Signiﬁcant improvement in safety
performance
•
Gold production above 1 million ounces
on the back of improved productivity
•
Earnings impacted by the rand gold price
and operational difﬁculty during second
half of the year
•
Rand per kilogram total cash costs well
contained at R75,693 per kilogram
03
1,200 -
1,000 -
800 -
600 -
400 -
200 -
0 -
Kloof
gold production
(’000oz)
04
05

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
to revenue-generating activities. A comprehensive
team-based training strategy has been initiated to improve
the knowledge and skills base of mining teams, supported
by a balanced performance management system. The
initiative to improve operational efﬁciencies delivered a
6 per cent improvement in square metres per total
employee costed for the year, and the implementation of
the Kloof productivity strategy will further enhance this
drive on an ongoing basis.
The treatment of low-grade surface stockpile material at
3 plant was stopped at the end of the third quarter due to
lower values and the weak rand gold price. Stoping and
development operations in marginal areas at 1 sub-vertical
shaft and 8 shaft were also reduced in line with the focus
on quality volume and primary reef horizons in a lower
price environment.
Gold production was ﬂat year-on-year at 1,037 million
ounces (32,258 kilograms).
Yield was adversely impacted during the last quarter due
to lower mining values resulting from a greater than
forecast change in the slope/terrace topography of the
Ventersdorp Contact Reef (VCR) primarily at 7 shaft and
8 shaft. However, underground yield for the year improved
by 1 per cent to 9.1 grams per ton. Grade management
systems were reviewed to highlight areas of concern and
action taken included focusing on improved quality
volumes; better control on mining mix; better ore body
structure modelling and grade predictions, increasing the
ﬂexibility at 4 shaft, accelerated pillar mining and old gold recovery, increasing key development on all shafts.
The opening-up of marginal areas was scaled down to
counter the effect of the lower gold price resulting in
2005
2004
2003
2002
2001
Main development
km
36.1
†
43.9
49.8
44.4
50.5
Area mined
’000m
2
623
611
655
549
627
Productivity
m
2
/TEC*
3.4
3.2
3.2
3.0
3.1
Tons milled
Underground
’000
3,471
3,452
3,727
3,222
3,493
Surface
’000
1,184
1,531
1,111
1,435
439
Total
’000
4,655
4,983
4,838
4,657
3,932
Yield
Underground
g/t
9.1
9.0
9.3
10.4
10.7
Surface
g/t
0.7
0.8
0.7
0.6
0.9
Combined
g/t
6.9
6.5
7.3
7.4
9.6
Gold produced
Underground
kg
31,474
31,089
34,634
33,365
37,283
Surface
kg
784
1,184
830
871
375
Total
kg
32,258
32,273
35,464
34,236
37,658
Total
’000oz
1,037
1,038
1,140
1,101
1,211
Operating costs
Underground
R/ton
710
709
606
637
572
Surface
R/ton
67
58
66
45
40
Total
R/ton
546
509
482
444
511
Gold sold
kg
32,258
32,273
35,523
34,177
37,658
Total cash costs
US$/oz
379
341
215
179
207
R/kg
75,693
75,645
62,757
57,833
50,702
Net earnings/(loss)
Rm
(60.3)
5.8
600.7
601.5
222.5
US$m
(9.7)
0.8
66.2
59.8
29.2
Capital expenditure
Rm
230.1
344.4
419.7
337.2
344.2
US$m
37.1
49.9
46.3
33.5
45.2
*TEC = total employee costed
†
The Kloof and Middelvlei Main Reef marginal areas stopped
Review
of operations
South Africa
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

development at 33.9 kilometres being 23 per cent lower
than the previous years. The production build-up at 4 shaft
was below expectation, although volumes improved by
year-end. The surface and underground bulk air-cooling
facilities at 4 shaft were commissioned in the second half
of the year, resulting in improved environmental conditions
at the rock face. General infrastructure improvements
were also implemented at this shaft.
Total cash costs at R75,693 per kilogram (US$379 per
ounce) was ﬂat year-on-year. The reduction of volume from
marginal areas, strict cost controls and the effective
implementation of Project 100 were the key drivers in
containing costs. However, operating margins remained
under presssure due to the lower rand gold price, lower
mining values and consequent yield during the second half
of F2005. Margins for the ﬁrst half of F2005 were at 9 per
cent, reducing to 3 per cent in the second half.
Capital expenditure at R230 million was 33 per cent lower
than the previous year and reﬂects a more appropriate
response to the economic effects of the lower rand gold
price. The major capital expenditure related to ventilation, refrigeration and general infrastructure at 4 shaft. The
curtailment and deferment of capital expenditure was
rigorously reviewed to ensure it did not impede future
development.
OUTLOOK FOR F2006
Kloof is set to increase production marginally to 1.1 million ounces at total cash costs of R71,000 per kilogram. The key
focus areas for Kloof will be improving underground volumes
and grade through increasing face advance by 1.0 metre per
month. Increased development is planned to ensure that ore
reserve generation targets are met and that capital
programmes remain on track. The 1 shaft pillar project
development has started and is set to deliver higher grade
face length within two years.
Savings will result from footprint reduction initiatives,
speciﬁcally the closing of the older 5 shaft, 6 shaft and
9 sub-vertical shaft. The implementation of a more effective and efﬁcient water pumping strategy via 10 shaft will also
contribute to savings. In addition, the feasibility of
optimising metallurgical capacity into a more efﬁcient
processing plant is under investigation. This, coupled with
a migration of mining activities towards the newer shafts,
demonstrates a potential for operating cost reduction over
the next few years.
Capital expenditure for F2006 will remain largely unchanged
at R230 million. The major portion of this expenditure
relates to the 1 shaft pillar development and shaft
infrastructure projects; the 3 shaft Drop Down development,
10 shaft pumping infrastructure and the 4 sub-vertical
shaft project.
The Kloof Extension Area (KEA) surface drilling programme
was completed during F2005 and coupled with the
3D seismic survey carried out in F2004, has resulted in
revised geological and evaluation models. These models
have been used in a complete re-scoping and re-engineering
of the KEA project to a pre-feasibility level. The new mine
design and schedule incorporates a new decline access
system between 43 and 48 levels, to exploit 1.9 million
ounces of gold. It is planned to complete the feasibility
study by the second quarter of F2006.
Similarly, revisions have been made to the Eastern
Boundary Area (EBA) geological and evaluation models.
These revisions were made after the completion of the
EBA surface drilling programme, a comprehensive
3D seismic survey and a thorough analysis of the VCR
palaeomorphology. The surface and sub-vertical shaft
access and mining system planned during the F2004
pre-feasibility study will need to be re-engineered and
costed to determine economic feasibility in the new area
of interest. The pre-feasibility estimate reported for F2004 indicated a capital requirement of R7.1 billion to exploit a potential 10.9 million ounces in the EBA.
Resource and reserve revisions have been made for both
the above projects and are detailed in the Mineral
Resources and Ore Reserves section on page 63.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Review of operations
South Africa
(continued)
Beatrix Gold Mine
OPERATIONAL PERFORMANCE
Beatrix continued to produce gold at acceptable volumes
yet at elevated costs in an extremely volatile price
environment during F2005.
The mine recorded excellent safety statistics during F2005,
achieving the milestone of three million fatality-free shifts.
In addition, all safety objectives were exceeded and the
mine reported its best safety performance in ﬁve years.
RESTRUCTURING
A number of proactive strategies were implemented to
mitigate the negative impact on revenue caused by the
lower than planned gold price.
In September 2004, the mine completed a restructuring
exercise to improve operational efﬁciencies, and increase and improve short interval control, coupled with overhead cost
reductions. The mine now has three operational sections:
•  North section (comprising 3 shaft and 1 shaft below
16 level)
2005:
review
•
Excellent safety performance during
F2005, achieving the three million fatality-
free shift milestone
•
Rand gold prices and volatility continued
to affect proﬁtability
•
Turnaround in the second half of F2005
resulted in improved quality with overall
gold production remaining constant
•
Investment made to improve logistics at
West Shaft
•
Treatment of low-grade surface material
suspended due to the low rand gold price
received
03
700 -
600 -
500 -
400 -
300 -
200 -
100 -
0 -
Beatrix
gold production
(’000oz)
04
05

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

• South section (comprising 2 shaft and 1 shaft above
16 level)
• West section (4 shaft).
This initiative was supported by the centralisation of a
number of ancillary services, ongoing reduction of
overheads, mine footprint and a signiﬁcant reduction in
surface tonnage processing as a result of lower rock dump
grades and the low gold price.
In January 2005, all surface material processing was
stopped. Stoping and development volumes were also
marginally reduced in line with the focus on quality mining
with the reduction of volumes from low-grade areas.
The mine call factor (MCF) which was lower than historic
averages for the ﬁrst half of 2005, showed signiﬁcant
improvement in the last ﬁve months of F2005 as a result
of the implementation of new cycle mining practices
coupled with the introduction of dry sweepings
methodologies.
Overall year-on-year gold production was ﬂat at
624,000 ounces. Overall yield increased from 3.6 grams
per ton in the previous year to 4.6 grams per ton as a result of an improved MCF in the second half of the year, a 4 per
cent increase in underground mined grades, and a 77 per
cent reduction in surface tonnage processed.
2005
2004
2003
2002
2001
Main development
km
38.4
†
43.5
46.2
36.0
39.0
Area mined
’000m
2
763
778
792
740
718
Productivity
m
2
/TEC*
5.7
5.7
5.8
5.8
5.5
Tons milled
Underground
’000
3,852
4,025
4,053
3,633
3,395
Surface
’000
329
1,423
669
482
276
Total
’000
4,181
5,448
4,722
4,115
3,671
Yield
Underground
g/t
5.0
4.6
4.9
5.5
5.9
Surface
g/t
0.8
0.7
0.9
1.0
0.7
Combined
g/t
4.6
3.6
4.3
4.9
5.5
Gold produced
Underground
kg
19,139
18,451
19,909
19,886
19,937
Surface
kg
279
986
579
481
189
Total
kg
19,418
19,437
20,488
20,367
20,126
Total
’000oz
624
625
659
655
647
Operating costs
Underground
R/ton
421
381
350
325
310
Surface
R/ton
32
36
30
27
20
Total
R/ton
390
291
305
290
287
Gold sold
kg
19,418
19,437
20,488
20,367
20,126
Total cash costs
US$/oz
406
356
229
173
207
R/kg
81,023
78,865
66,907
55,894
50,621
Net earnings/(loss)
Rm
(149.1)
#
(353.8)
#
257.4
697.7
(1,432.5)
US$m
(24.0)
#
(51.3)
#
28.4
69.4
(188.2)
Capital expenditure
Rm
221.4
295.1
373.7
215.4
148.7
US$m
35.7
42.8
41.2
21.4
19.5
*TEC = total employee costed
†
Marginal development at the South section stopped
#
F2005 includes an impairment charge of R60 million, F2004 includes an impairment charge of R426 million

Development was 12 per cent down on the previous year
at 38.4 kilometres as non-critical development in the lower
grade areas was either stopped or re-scheduled to offset
the lower gold price.
The production build-up at 3 shaft and the overall
performance of the North section continued to make
progress, while development and stoping volumes were in
line with expectations.
At the South section, stoping volumes were below target
thereby placing pressure on gold production and proﬁtability at this section. Signiﬁcant focus on the elimination of low-
grade volumes has been effected to reposition this shaft.
The West section continued with its repositioning strategy for long-term sustainability. Stoping and development, coupled
with underground exploration drilling programmes, continued
to deﬁne and support the higher grade of zone 5 area.
Between August 2004 and June 2005, a detailed logistical
upgrade programme was completed at the West section to
ensure improved logistical support for future zone 5 mining.
This project included the development of inter-level tips and improved haulage track work and ventilation conditions.
Access haulage layouts and design are being reviewed to
improve the stability of the access ways into the stoping
horizon in the long term. The presence of smectite below the reef horizon impacted negatively on tunnel stability which
affected the volumes coming out of zone 5.
Total cash costs were contained below inﬂation with a
marginal year-on-year increase of less than 3 per cent to
R81,023 per kilogram (US$406 per ounce) due to strict
cost controls and the effective implementation of the cost-
saving initiatives which formed part of Project 500.
Operating margins were impacted by the lower gold price
received over the period and the low MCF achieved during
the ﬁrst half of the year. The North, South and West
operating sections were, however, well-positioned to
contribute to operating proﬁt by absorbing their direct and
production overhead costs within this low price environment.
Capital expenditure during F2005 reduced by 25 per cent
to R221.4 million during F2005 (F2004: R295 million). This
expenditure reﬂects prudent cash management within a
low gold price regime. The major project expenditure
remained the completion of the North section infrastructure
and ancillary works. All capital investment has been reviewed and rescheduled to ensure that the capital expenditure
programmes do not impact negatively on future production.
OUTLOOK FOR F2006
Beatrix is expected to increase production slightly at a
total cash cost of R74,000 per kilogram depending on the
volume and grade achieved at the new zone 5 in the West
section. During F2006, the mine will most likely continue
to operate within the volatile revenue and difﬁcult cost
environment experienced during F2005. To achieve these
targets, ongoing attention and focus will be on cost
reductions, improved efﬁciencies and the optimisation of
resources through attention to quality mining.
Development volumes will remain high to ensure stoping
ﬂexibility and sustained grades across all sections.
Improved volumes and grades are anticipated from the
West section as increased volumes are derived from the
zone 5 area. The impact of smectite at the West section is
being mitigated with short-term layout adjustments to
facilitate rock removal and access.
Beatrix’s cost control system has been complemented by
the addition of an area proﬁt optimisation model through
detailed infrastructure mapping, which will enable it to
optimise the cost and revenue basis.
Capital expenditure is expected to remain at similar levels
to F2005 at between R200 million and R250 million for the
next two years while the North section project is being
completed.
Review
of operations
South Africa
(continued)

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za

Gold Fields
international operations

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Review
of operations
International
The year’s most signiﬁcant
achievements were the
completion of the Tarkwa
expansion project and the
construction of the new
mill at St Ives.
OPERATIONAL REVIEW
Our international operations have delivered a very strong
overall performance with total gold production at
1.66 million ounces, an increase of 4 per cent over F2004.
Total cash costs for the international operations were
US$273 per ounce, 9 per cent above the previous year,
reﬂecting the higher costs at Damang and St Ives.
Apart from making a very signiﬁcant contribution to the
Group’s proﬁts against the background of the strong rand,
the Group’s international division’s, most signiﬁcant
achievement for the year was the successful completion
of the Tarkwa and St Ives expansion projects.
With the exception of St Ives, which was dogged by open
pit grade issues, and slow ramp up in the productivity of its new underground mines, all other operations produced
03
1,800 -
1,600 -
1,200 -
1,000 -
800 -
600 -
400 -
200 -
0 -
International
gold production
(’000 ozs)
04
05
03
300 -
250 -
200 -
150 -
100 -
50 -
0 -
International
total cash costs
(US$/oz)
04
05
Record gold
production and
operating proﬁt
“Our international operations have delivered
a very strong overall performance with total
gold production at 1.66 million ounces, an
increase of 4 per cent over F2004.”
Good progress
on Cerro
Corona project
“Final feasibility studies are due for completion
in the ﬁrst quarter F2006 and though the
capital bill remains under pressure, a positive
outcome is still anticipated.”

excellent operational and ﬁ nancial performances. Agnew,
our smallest and previously most marginal mine, completed
the turnaround that started last year and in the ﬁ nal quarter of the year returned operating margins in excess of 100 per
cent. The Damang mine, previously one of the strongest
performers in the international group, exhausted the high
margin Damang pit in the ﬁ rst half of the year, but made a
successful transition to a number of new smaller pits albeit at lower margins. Tarkwa undoubtedly delivered the best
performance in the company for the year. Apart from the
new mill project and the conversion to owner mining
delivering results in excess of expectation, the heap leach
operations continued the incremental growth seen in
previous years, achieving record throughput.
The effect of the global surge in commodity prices was felt
during the second half of the ﬁ nancial year. Prices of
processing consumables have risen in excess of 20 per
cent while the cost of diesel has increased by over 30 per
cent through the ﬁ nancial year. In Australia, the stronger
Australian dollar (A$) has cushioned these effects, while in
Ghana, the Tarkwa mine has been able to offset the
increased diesel prices through efﬁ ciencies in the new
mining ﬂ eet. In the early stages of these increases, all
operations initiated optimisation exercises aimed at margin
enhancement, focusing particularly on supply chain and
consumption management, and enhanced mining
equipment and human resource productivity.
Not all of these initiatives are expected to provide relief from cost pressures but are rather intended to secure the supply
of critical commodities, such as haul truck tyres, where a
severe global supply shortage is being experienced.
As diesel fuel constitutes approximately 12 per cent of our
Ghanaian mines operating costs, a decision was taken to
hedge their diesel price exposure for one year. The hedge
was executed in the fourth quarter of F2005 and removes
our direct exposure to global diesel price moves above
US$0.45 per litre which equates to a global oil price of
about US$56 per barrel.
The retention, development and advancement of our
people remained a key imperative at all our international
operations where we can presently boast the strongest
pool of well-trained and experienced professionals and
managers we have ever had. New strategies on retention
are continuously adopted to protect this key asset.
The Australian labour market remains of critical concern, as the growth of the iron ore and base metal mining industries
aggressively attracts operators and professional skills from the gold mining industry. Salaries are being ratcheted to
higher levels and in some instances the remuneration of
equipment operators competes with that of senior
managers. Ultimately, this trend risks marginalising
Australia as a mining destination particularly when
commodity prices retrace from the current bull market.
Operating proﬁ t for the international operations was
relatively unchanged year-on-year at US$250 million,
constituting approximately 68 per cent of Gold Fields’ total operating proﬁ t. The international group incurred total
capital expenditure of US$222 million approximately 40 per
cent of which was expended on the expansion projects at
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

St Ives and Tarkwa with the balance invested in new mine
development at the Australian operations and leach pad
construction at Tarkwa.
Community relationships continued to receive a high level
of attention at all operations and projects around the world.
Of particular signiﬁcance was the progress made in Peru in
generating local community support for the development
of the Cerro Corona project. In Ghana, community
relationships remained strong, in particular the expansion
of the Damang mine outside of its previously limited
footprint was achieved without incident.
On the project development front, F2005 was a challenging
year. The Arctic Platinum Project moved into its ﬁnal phase
of assessment but following negative movement of a
number of key parameters and ﬁnancial drivers it was
concluded that, in the prevailing market, the project would
not be viable. Accordingly, development efforts were
signiﬁcantly scaled back and the options of mothballing
and holding the project or vending some or all of our stake
to a suitably positioned company were being considered at
year-end.
While signiﬁcant delays were experienced in progressing
the Cerro Corona project early in the year, by year-end the
project had made excellent progress on the social, technical and ﬁnancial feasibility fronts and is positioned for an
investment decision by December 2005. Community
relationships were initially affected by regional unrest
associated with a nearby mining project but disturbances
were also experienced on the Cerro Corona site as well.
Through protracted engagement, strong community
support for the project has been created and the ofﬁcial
permitting-related hearing held in July 2005 was attended
by 2,500 people. The level of community support and
demand for this project is regarded as a critical
counterbalance to the sociopolitical challenges that have
beset the Peruvian mining industry through the the last
12 months. Permitting is due for completion in November
2005. Final feasibility studies are due in the ﬁrst quarter of
F2006 and though the capital bill remains under pressure a
positive outcome is still anticipated.
The exploration efforts at the various international mines
continued with good results at Agnew and Damang but
with a disappointing discovery at St Ives. Damang and
Agnew, which had both faced the most critical need for
discovery, achieved ore reserve growth of 56 per cent and
21 per cent respectively. Minesite exploration spend for
the year was US$16.5 million.
OUTLOOK
Consolidated gold production is planned to increase by
approximately 10 per cent in F2006, reﬂecting a full
year’s contribution from the expansions at St Ives and
Tarkwa. Agnew will also marginally increase production
on the back of greater volumes of ore from the new
Songvang open pit, while Damang production will decline
some 10 per cent on the back of generally lower
grades.
Total cash costs are expected to be stable year-on-year
with gains at St Ives offset by higher costs at Tarkwa and
Damang. Tarkwa’s cost increases are primarily attributable
to anticipated higher maintenance costs on the new ﬂeet,
as well as input cost increases referred to earlier.
F2006 will see a particular focus on operational optimisation and cost containment. With the major expansions now in
place at Tarkwa and St Ives, it is essential to exploit every opportunity from our capital investments, while
endeavouring to manage the external cost pressures.
Capital expenditure on operating mines will decline to
about 50 per cent of the level seen in F2005, given the
completion of the expansion projects while sustaining
capital on open pit stripping, underground decline
44
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Review
of operations
International
(continued)

development and leach pad expansions will continue at the
various mines.
Regarding project development, the focus will move away
from Arctic Platinum to Cerro Corona and Essakane. At
Cerro Corona in Peru, we expect to reach an acquisition
and project go-ahead decision before mid-F2006. At
Essakane, in Burkina Faso, a pre-feasibility study is due by the end of the ﬁrst half of F2006 as the platform for moving to a feasibility study thereafter. Assuming all commercial
and logistical aspects remain on track, the timeline
suggests project outcomes by the end of F2006 at the
earliest. Activity at Arctic Platinum will be scaled back to a holding pattern.
Mine site exploration is planned at US$25 million for F2006, of which over 90 per cent will be spent in Australia and the balance at Damang gold mine.
The international group is very well set to continue its
signiﬁcant contribution to the proﬁts of the company and
to continue unlocking the full potential inherent in the high quality properties we hold. The company remains intent on
growing the international operations by 1.5 million ounces
by 2009 and has already delivered nearly 300,000 ounces
of this growth through the completed expansion projects.
The decline of Arctic Platinum prospects as a serious
near-term growth option was a setback for achieving this
target but a range of alternative opportunities that could
replace Arctic Platinum are in the pipeline. In particular
organic growth, exploration projects and regional
consolidation remain highest on our agenda, while the
search for accretive acquisitions remains a priority.
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Tarkwa
Gold Mine
OPERATIONAL PERFORMANCE
Tarkwa delivered an outstanding performance, both
operationally and ﬁnancially, producing 35 per cent of Group operating proﬁt and 55 per cent of net operating earnings.
Gold production increased by 23 per cent to 676,800 ounces,
making Tarkwa the largest gold producer in Ghana.
The conversion to owner mining was completed at the end of
the ﬁrst quarter of F2005 and proceeded extremely smoothly
in all respects. The services of African Mineral Sources (AMS), the former contractor miner, which had been retained as
back-up for the ﬁrst quarter, were terminated at the beginning of the second quarter. The ﬂeet’s operational efﬁciencies
achieved or exceeded all planned criteria resulting in record tonnages being mined. Much of the growth in diesel and
other mining consumables prices through the year was
absorbed by improvement in the productivity of the ﬂeet as it was ramped up.
With the commissioning of the new mill demand for ore
increased from 16 million tons per annum to 20 million
tons per annum. This was achieved while still maintaining
a stripping ratio of 3.27, in excess of the planned 2.8,
2005:
review
•
Excellent execution of the US$160 million
expansion project
•
Gold production increased with the CIL
plant coming on stream ahead of schedule
•
Very smooth conversion to owner mining
and out-performance of the ﬂeet
•
Signiﬁcant ﬁnancial contribution to the
Group
46
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Review
of operations
International
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

(F2004: 2.6). In F2005 the mine moved approximately
82.5 million tons, a 35 per cent increase on the previous
year. Total ore treated was 19.6 million tons at an average
head grade of 1.25 grams per ton.
Heap leach processing operations performed well during the
year, achieving a moderate increase in throughput to
16.4 million tons (F2004: 16 million tons). Compared with
550,000 ounces in F2004, 526,200 ounces were produced
from the pads during F2005, a good performance despite the
head grade to the pads dropping from 1.43 grams per ton in
the previous year to 1.25 grams per ton this year as the higher grade ores were directed to the CIL plant. The surge in global commodity prices affected processing operations with the
signiﬁcant increases in the price of cyanide and cement
impacting processing costs, particularly towards the end of
the ﬁnancial year. These commodities have shown 20 to 25
per cent price increases during the year and have added
roughly US$10 per ounce to heap leach processing costs.
The new mill was commissioned two months ahead of
schedule and has performed exceptionally well
metallurgically, with recoveries exceeding 97 per cent and
indicated capacity likely to be approximately 10 to 15 per cent higher than the 4.2 million tons per annum nameplate.
3.2 million tons of ore were processed through the mill at an average head grade of 1.7 grams per ton producing
150,600 ounces.
Unit cost management remained a feature of Tarkwa during
F2005, despite the demanding commissioning activities and
high margins. However, increased waste stripping, cyanide
and cement consumption at higher prices, and increased
steel prices, together with planned overall lower grades,
2005
2004
2003
2002
Open pit mining
Waste mined
’000t
63,170
43,987
27,521
28,986
Ore mined
’000t
19,301
17,164
16,067
14,630
Head grade
g/t
1.3
1.4
1.5
1.6
Strip ratio
W:O
3.3
2.6
1.7
2.0
Processing
Tons processed
Milled
’000t
3,189
—
—
—
Heap Leach
’000t
16,444
16,000
15,210
14,914
Total
’000t
19,633
16,000
15,210
14,914
Yield
Milled
g/t
1.5
—
—
—
Heap Leach
g/t
1.0
1.1
1.1
1.1
Combined
g/t
1.1
1.1
1.1
1.1
Gold produced
Milled
kg
4,685
—
—
—
Heap Leach
kg
16,366
17,107
16,792
16,920
Total
kg
21,051
17,107
16,792
16,920
Total
’000oz
677
550
540
544
Total cash costs
US$/oz
234
230
194
171
Net attributable earnings
Rm
304.0
212.7
223.0
240.5
US$m
48.9
30.8
24.6
23.9
Capital expenditure
Rm
469.6
943.4
207.4
80.5
US$m
75.6
136.7
22.9
8.0

offset the beneﬁts of the expansion project and resulted in
total cash costs remaining ﬂat at US$234 per ounce compared
with US$230 per ounce in F2004. With a gold price of
US$425 per ounce received for the year (F2004: US$388 per
ounce) Tarkwa produced an operating proﬁt of US$129 million
in F2005, 49 per cent higher than the previous year.
Capital spend at Tarkwa for F2005 was US$76 million.
US$42 million of this was spent on the completion of the CIL plant and the owner mining conversion. The expansion
projects were completed within 10 per cent of the planned
US$160 million budget, with the US$10 million foreign
exchange exposure contributing to the bulk of the overrun.
This foreign exchange exposure was in respect of equipment
and services sourced in South African rands and Australian
dollars. This exposure was consciously undertaken as Gold
Fields had a natural hedge to this by funding the capital from
South Africa in terms of the South African foreign exchange
allowances for companies investing in African countries.
OUTLOOK FOR F2006
F2006 is planned as a year of consolidation for Tarkwa,
following seven years of aggressive expansion from a
3.5 million tons per annum ore production rate in 1998 to
over 20 million tons per annum in 2005.
The focus on operational consolidation is essential given
the considerable capital investment in the site over the last two years. Similarly, the opportunity to optimise operations must be taken. We believe the mill has an additional 20 per
cent capacity beyond its nameplate, while the mining ﬂeet
continues to offer promising volume opportunities. The
widely reported global boom in input costs, such as diesel,
cyanide and steel remains a concern and operating counter-
strategies initiated in F2005 need to be augmented. These
initiatives range from supply chain and procurement
optimisation to projects to enhance consumption, utilisation and productivity.
In addition to the cost pressures referred to earlier, most of the mining ﬂeet is more than a year old and maintenance
costs will increase signiﬁcantly in terms of the outsourced
maintenance and repair contracts with the original
equipment suppliers.
The total tonnage mined and treated will be similar to
F2005, allowing for increased mill run time through the
year. Volumes and margin also should be similar to those
of the second half of F2005.
While these pressures are of concern, Tarkwa is well
positioned to counter them, following the plant and
systems investments of the last three years. The new
mining ﬂeet continues to offer productivity opportunities
while state of the art ﬂeet information and management
systems create a solid platform for realising this. The three process plants at Tarkwa are simple and efﬁcient, providing
a base for further cost containment and production
growth.
Capital expenditure will reduce by 50 per cent to
US$36 million, with the bulk of the spend allocated to
ongoing leach pad extensions.
48
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Review
of operations
International
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Damang Gold Mine
OPERATIONAL PERFORMANCE
During the ﬁrst half of F2005, Damang continued the
strong operational and ﬁnancial performance achieved in
F2004. Total cash costs over this period were between
US$220 per ounce and US$240 per ounce and the mine
made a signiﬁcant contribution to the Group’s operating
proﬁt. While mining and processing rates exceeded
expectation, they accelerated the depletion of the high
grade and high margin ores in the main Damang pit and the
second half of the year saw a move in total cash costs to
around US$350 per ounce, and a decline in quarterly gold
production of approximately 15 per cent.
The impact of the depletion of the Damang pit had been
recognised some time ago and various alternative ore
sources were identiﬁed over the past two years. As part of
these, the Damang Extension Project was approved at
mid-year, allowing commencement of the new satellite
pits at Amoanda, Rex and Tomento. These pits will be
mined over the next two years and treated along with
stockpiles of low-grade ores.
2005:
review
•
Steady operational performance
•
Mining of satellite pits commenced
•
Damang pit cutback approved at a capital
cost of US$44 million
•
Five-year life secured with the discovery
of nearly 1 Moz

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Signiﬁcant ore production was achieved from Amoanda in
the ﬁnal quarter of the year, while the pre-stripping of
Tomento commenced after year-end. The grades of the
ores treated through the year declined from around
1.6 grams per ton in the ﬁrst half to 1.5 grams per ton in
the second half due to treating lower grade stockpile
material which replaced the higher grade Damang pit ore.
During F2005, Damang mined over 11.5 million tons of ore
and waste, and treated some 5.2 million tons of ore.
Gold production of 248,000 ounces was in line with
expectations, but down from the F2004 high of
308,000 ounces due to mining in the Damang pit
terminating mid-year. While total cash costs for the year
averaged US$282 per ounce, the depletion of the
higher grade ore sources caused total cash costs to
increase to over US$340 per ounce during the second half
of the year. Unit cash costs are expected to remain at this
level for at least the next two years. Operating proﬁt for
the year decreased to US$36 million from US$53 million in
F2004.
Damang has more than exceeded production and proﬁt
expectations since its acquisition and has returned more
than twice the US$42 million acquisition price paid in free
cashﬂow. Damang has made a good start in developing
alternative sources of ore following the depletion of the
current cutback of the Damang pit and will need to continue
doing so. Our company’s experience from both Tarkwa and
the Australian operations is being leveraged to this end.
During the second half of F2005, the new Amoanda
hydrothermal pit was brought into production. While the
opening of alternative ore sources is signiﬁcant from a
discovery and production perspective, the resettlement of
some 255 people affected by the Amoanda pit, and the
development of the associated infrastructure without
incident is testimony to the high quality of our mines’
community relations in Ghana. With operations now
expanding beyond the original mine footprint, community
and mine interactions will remain key focus areas. In total, these new projects will require the resettlement of some
284 households.
2005
2004
2003
2002*
Open pit mining
Waste mined
’000t
8,193
9,855
13,928
5,437
Ore mined
’000t
3,393
5,439
4,457
2,402
Head grade
g/t
1.62
2.02
2.11
2.34
Strip ratio
W:O
2.4
1.8
3.1
2.3
Processing
Tons milled
’000t
5,215
5,236
4,877
1,951
Yield
g/t
1.5
1.8
1.9
2.3
Gold produced
kg
7,703
9,589
9,305
4,397
’000oz
248
308
299
141
Total cash costs
US$/oz
282
222
243
200
Net attributable earnings
Rm
83.0
170.4
91.8
64.3
US$
13.4
24.7
10.1
5.9
Capital expenditure
Rm
65.9
22.0
14.4
5.5
US$
10.6
3.2
1.6
0.5
*Results for the five months ended June 2002
Review of operations
International
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Capital expenditure for the year was US$10.6 million.
US$4 million was spent on the development of the satellite
pits, US$2.5 million on the Damang pit drilling and feasibility study and US$2 million on exploration. During the year,
exploration focused on opening up the new satellite
projects, exploring the extensions at Tomento and
Amoanda, as well as further assessment of the underground
mining opportunity at Abosso Deeps. A pre-feasibility study
on this new opportunity is due early in calendar 2006.
Mining activities in the main Damang pit ended in the
middle of F2005. An extensive drilling programme was
undertaken on both the eastern perimeter and within the
Damang pit, which has proven the continuity of the ore
body down-dip. A subsequent feasibility study indicated
the viability of a cutback to the existing pit on both the
eastern and western walls which will yield some
620,000 additional ounces. The mining of the cutback at a
capital cost of US$44 million, will commence in F2006,
with mining in both F2006 and F2007 focused mainly on
removing the waste overburden.
OUTLOOK FOR F2006
Head grades, gold production and thus proﬁts and unit
costs during F2006 are expected to be similar to those
recorded in the second half of F2005. This reﬂects the
reliance on low-grade sources of ores from the new
Amoanda and Tomento pits and low-grade stockpiles
replacing high-grade ores from the currently depleted
Damang pit. These new ore sources also require substantial
increases in mining volume from 11.5 million tons in F2005
to over 16.7 million tons in F2006, with strip ratios
increasing from 2.4 to over 4.6.
These volumes exclude the commencement of mining of
the new Damang pit cutback where an additional 9.5 million
tons of waste will be moved during F2006 and the costs
thereof capitalised. Mining volumes have already been
increased accordingly and are ramping up well.
Exploration and project development efforts will continue
to focus on optimising and extending the life of Damang,
using the window provided by the exploitation of the
satellite pits and the Damang cutback. Options include:
• Extensions to existing satellite pits (Tomento, Amoanda,
Rex and Lima) and the evaluation of new targets such as
Nyame;
• The feasibility study of Abosso underground to be
completed during the year; and
• Testing new regional targets.
Exploration over the last few years has added in excess of
ﬁve years of life and nearly one million ounces to reserves
of this mine at the satellite pits and the Damang cutback.
The development of the Damang cutback will provide
signiﬁcant time to develop further opportunities in the
lease area and in the region. The mine team is well
equipped and suited to this challenge, leveraging off Gold
Fields’ experience and expertise acquired through its
Australian operations, where the nature of mine discovery
and development is similar.
Capital expenditure at Damang is planned at US$24 million,
with US$20 million being earmarked for the pre-stripping
of waste at the Damang pit cutback, US$2 million for the
continued development of the satellite pits and
US$1.3 million on exploration.

St Ives
Gold Mine
OPERATIONAL PERFORMANCE
F2005 was a challenging year for St Ives. The Mars open
pit, which was the primary source of open pit ore for this
mine, experienced signiﬁcant grade problems and while
new underground operations at Argo and East Repulse
were ramped up to ﬁll the production shortfall, these mines
were slow to achieve planned productivities and margins.
The open pit geological model issues were corrected by
mid-year but they had a signiﬁcant negative impact on
production and unit costs, along with poor margins on the
new underground mines.
Notwithstanding a poor start, underground operations
were turned around during the year, ﬁnishing with a strong
second half. East Repulse ramped up in the ﬁrst half of the
year while the Conqueror development was accelerated in
the second half. Production at Junction was successfully
extended by six months, delivering strong cash ﬂow, and
the Sirius operations were completed by mid-year.
Following a number of mine design changes resulting from
the geological complexity of the ore body, Argo showed
improvement during the third quarter and met projections
for the fourth quarter. As anticipated, the underground
2005:
review
•
New A$125 million Lefroy mill project
completed
•
Leviathan underground commenced
production
•
Underground production of 2.13 million
tons yielding 351,000 ounces
•
Open pit production of 3.74 million tons
yielding 176,000 ounces
•
Operational optimisation realising value
52
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Review of operations
International
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

mining costs peaked during the year but by year-end were
reducing to sustainable levels for the long-term.
Open pit mine planning was revised during the ﬁrst half of
the year following the underperformance of the Mars pit,
and the newly-discovered extensions to Agamemnon were
opened in the second half. While the pits delivered planned
ore volumes of some 3.7 million tons, the grade at
1.8 grams per ton was 27 per cent behind plan, reﬂecting
ore modelling and grade control issues brought about by
the geology being more complex than originally understood.
Although cost per ton mined was below plan, open pit
mining cost per ounce was signiﬁcantly above plan because
of the grade problems.
The new Lefroy mill was successfully commissioned in
February 2005, within the A$125 million budget. The crushing and grinding sections of the new plant have performed
exceptionally well thus far, achieving design capacity in the third quarter and exceeding it in the fourth quarter. Operations of the gold recovery sections were hampered by materials-
handling problems and deﬁciencies of some construction
materials. Although recovery was below plan for the ﬁrst
several months of operation, improvements to the gravity
and carbon circuits progressed in the fourth quarter with
recoveries improving by year-end.
St Ives’s total gold production was 527,000 ounces, 3 per
cent lower than F2004, due to open pit ore grades being
2005
2004
2003
2002*
Open pit mining
Waste mined
’000t
23,701
11,693
21,040
22,768
Ore mined
’000t
3,738
4,000
4,607
1,753
Head grade
g/t
1.79
2.22
2.91
3.82
Strip ratio
W:O
6.34
5.26
4.94
6.67
Underground mining
Ore mined
’000t
2,134
1,618
541
310
Head grade
g/t
5.52
5.34
8.28
9.29
Processing
Tons processed
Milled
’000t
4,052
4,318
3,344
2,035
Heap Leach
’000t
2,280
2,426
2,142
1,363
Total
’000t
6,332
6,744
5,486
3,398
Yield
Milled
g/t
3.7
3.6
4.3
4.7
Heap Leach
g/t
0.6
0.5
0.7
0.7
Combined
g/t
2.6
2.5
2.9
3.1
Gold produced
Milled
kg
15,107
15,570
14,481
9,649
Heap Leach
kg
1,286
1,307
1,485
953
Total
kg
16,393
16,877
15,966
10,602
Total
’000oz
527
543
513
341
Total cash costs
A$/oz
447
416
323
302
US$/oz
336
297
188
160
Net earnings – Total Australia
#
Rm
151.1
304.5
567.3
556.6
US$m
24.3
44.1
62.5
50.2
Capital expenditure
Rm
636.0
755.4
464.5
231.3
US$m
102.4
109.5
51.2
20.9
*For the period seven months ended June 2002
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement below operating profit

lower than planned. Total cash costs increased beyond the
F2004’s level by 7 per cent to A$447 per ounce. This
primarily reﬂects the combination of poor open pit grades,
low underground productivities and, to a lesser degree,
high processing costs associated with the ramp down of
the old mill and initial operations of the new Lefroy mill. The combination of these two factors led to an operating proﬁt
of some A$60 million, a decrease of 12 per cent on F2004.
The underperformance of margin and grade at St Ives
prompted the adoption of a number of ongoing initiatives:
• On-site cost optimisation and manpower rationalisation;
• Underground mining cost controls with maintenance and
productivity initiatives;
• Quality control in ore deposit modelling and mining; and
• A local and global procurement project (Project Bullion).
Capital expenditure for the year was A$137 million of which
A$62 million reﬂects the cost of the new mill, with the balance being predominantly mine development and exploration.
Exploration efforts during the year were focused on both
expanding existing mining complexes, such as Argo,
Leviathan, Cave Rocks and the Lake pits, and early stage
projects in areas such as Condenser, Intrepid and the
Boulder/Lefroy and Magnetite corridors. Although ore
reserve additions for the total mine were disappointing,
some exciting new early-stage projects emerged that
indicate new resources and reserves. Total ore reserves
declined by 0.55 million ounces, net of 0.63 million ounces
of depletion. This decline primarily reﬂects a reduction in
the reserves at Argo underground mine, where additional
inﬁll exploration and remodelling of the depth extensions
resulted in a revised geological and grade model.
OUTLOOK F2006
Gold production is expected to increase approximately
10 per cent over F2005, while total cash costs are forecast
to improve substantially as a result of the less costly milling operation, improvements in underground mining costs and
a number of other site-wide optimisation initiatives.
A near term target for total cash costs below A$400 per
ounce has been set for this operation. While this level was
not achieved in the fourth quarter of F2005, underlying
operational and cost performance indicates this is now
achievable. Beyond this, total cash costs in the mid-
A$300 per ounce are still the target for St Ives. This
requires strong control of underground productivities and
the achievement of open pit grades.
Operational performance is based on the premise that
4.9 million tons will be treated through the new mill. Heap
leach operations will be maintained at 2.4 million tons and
fed largely from low-grade stockpiles. Underground ore
production is planned at 1.8 million tons. Volumes are
expected to be slightly lower than F2005, reﬂecting the
closure of the Junction underground mine, stable
operations at Argo and the development of the Conqueror
mine at Leviathan. Open pit operations still present the
greatest risk from a grade perspective, with in excess of
75 per cent of open pit ore production to be sourced from
Mars which will be mining in the higher grade areas.
However, grade reconciliation over the last several months
of F2005 was excellent. Options to develop alternative
open pit ore sources in the event of grade issues arising in the future are being evaluated.
Capital expenditure will reduce to approximately
A$62 million, or A$104 per ounce. A$25 million is
earmarked for exploration, with the bulk of the balance
being projected for open pit and underground mine
development (Argo and Conqueror underground and
Thunderer open pit).
Exploration will receive greater focus on early stage targets than in the past three years. A number of key target areas
have been generated out of the F2005 greenﬁelds
programme. Expenditures will be split one-third on early
stage exploration and two-thirds on expansion and
conversion of existing resources.
54
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Review of operations
International
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Agnew
Gold Mine
OPERATIONAL PERFORMANCE
During the year under review, Agnew consolidated the
growth of its current operations and its longer term outlook.
Agnew increased gold production by 5 per cent to
212,500 ounces, with total cash costs of A$310 per ounce
compared to A$317 per ounce in F2004. As a result, the
mine made a contribution of A$53 million in operating
proﬁt to the Group. After two challenging years in F2002
and F2003, and a turnaround in F2004, this ﬁnancial year
consolidates Agnew’s growth proﬁle with the initiation of
two major mines, Songvang and Main Lode.
The most signiﬁcant contribution to Agnew’s performance
came from the Kim underground mine, which produced
ore tonnage 50 per cent above expectation. Ore zones
have tended to be thicker than planned and were
successfully exploited by a continuously improving mining
team. The Main Lode, which is also located within the
Waroonga Complex, commenced production during F2005
and contributed an additional 7,000 ounces.
2005:
review
•
Record production of 212,500 ounces
•
Total cash cost reduction to A$310 per
ounce
•
Two new deposits commenced
production – Songvang and Main Lode
•
Successful exploration programme –
resource growth to over 3 million ounces

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
The Crusader/Deliverer complex ceased mining in
December 2004, yielding some 16,000 ounces, whilst also
developing an exploration decline to a position adjacent to
the Claudius ore body. Diamond drilling has been completed
and an evaluation of the Claudius ore body is under way.
The Songvang open pit commenced production during the
year, three months later than planned with access to its
high grades also being achieved later than planned. Initial
pit operations were severely hampered by shortages of
haul-truck and excavator operators due to the boom in the
iron ore, copper and nickel industries, signiﬁcantly diverting resources from the gold industry. It is expected that the
overall resultant shortfall will be recovered during F2006.
The commissioning of the Songvang open pit has resulted
in the production of a base load of medium grade ores
which, along with the high grade ores from the Waroonga
underground complex, should provide this mine an assured
four-year life before alternative ore sources are required.
Capital expenditure of A$44 million was incurred in the
year. In addition to mine site exploration, the development
of Kim, Main Zone, and the Songvang open pit were the
major investments.
Innovative exploration around the Redeemer, Waroonga
and Crusader complexes has produced ore grade
intersections that in virtually all cases justify further
exploration. Exploration on Agnew’s regional tenements
has also identiﬁed signiﬁcant targets with encouraging
early drill results. The most signiﬁcant development,
however, was the discovery of extensions to the Kim lode
in an offset and up-thrown position. This will extend Kim’s
life in excess of two years, thereby sustaining this critical source of high margin production. Agnew’s total reserves
have been increased to 861,000 ounces, the highest level
since its acquisition.
2005
2004
2003
2002*
Open pit mining
Waste mined
’000t
12,217
—
3,937
8,981
Ore mined
’000t
448
20
1,627
818
Head grade
g/t
2.22
2.92
2.03
2.18
Strip ratio
W:O
27.26
—
2.42
10.98
Underground mining
Ore mined
’000t
486
431
253
175
Head grade
g/t
12.07
12.81
9.94
7.45
Processing
Tons milled
’000t
1,170
1,179
1,268
682
Yield
g/t
5.6
5.3
3.5
3.8
Gold produced
kg
6,609
6,267
4,466
2,569
’000oz
213
202
144
83
Total cash costs
US$/oz
233
226
255
232
A$/oz
310
317
437
434
Capital expenditure
Rm
206.2
120.8
164.9
122.0
US$m
33.2
17.5
18.2
11.0
*For period seven months ended June 2002
Review
of operations
International
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

OUTLOOK FOR F2006
Gold production for F2006 is expected to increase by
approximately 8 per cent with a marginal increase in total
cash costs. This increased production reﬂects the greater
ore volumes from Main Lode underground mine and the
Songvang open pit. The increase in total cash costs is due
to a greater proportion of ore being sourced from the Main
Lode underground mine and the Songvang open pit instead
of Kim underground.
Capital expenditure at Agnew will decrease to A$22 million,
as most of Songvang’s stripping was completed in F2005.
The underground development of the Kim and Main Lodes
will account to A$14 million. Exploration at A$7.5 million
will continue to focus on resource and reserve expansion
but will also have a greenﬁelds component.
A number of ongoing initiatives will be maintained during
F2006 to limit costs and retain the high margins Agnew
generated during F2004 and F2005, notwithstanding
increasing input costs. These initiatives include: striving for increased quality across the operation, revamping the
business partner’s key performance initiatives, pursuing
innovation-driven savings, embracing breakthrough
concepts, committing to global procurement, and ongoing
focus on major cost and efﬁciency determinants.
While operations in F2006 will focus on the established
complexes at Waroonga and Songvang, opportunities at
deposits such as Claudius underground, the New Woman
open pit, Vivien underground deposit and Rajah
underground Lode, may be brought to production to the
extent they are proven during the year, thereby increasing
ﬂexibility on the mine.
Agnew is no longer mine constrained mainly due to the
production proﬁle of the Songvang open pit, and it is more
ﬂexible because of having multiple ore sources. Both the
Kim and Main Lode declines are expected to reach ore
reserve bottoms during the year. Additional reserves are
likely to be developed down-dip, resulting in the deepening
of both declines.
Because of the resilient ore reserves and pipeline of
projects, together with the mill constraint, work is under
way to assess the options to expand Agnew’s processing
capacity.
An agreement on the Miranda and Vivien tenement
packages has been reached with Breakaway Resources
Limited (BRW), joint venture partner of Gold Fields’ Agnew
mine, whereby Gold Fields and BRW will exchange certain
rights to gold and base metals. The agreement, which is
expected to be ﬁnalised in the ﬁrst quarter of F2006, will
result in Agnew becoming the owner of the Vivien and
most of the Miranda ground, and having 100 per cent
rights to the gold, including the 195,000 ounce Vivien
deposit and a 2 per cent net smelter royalty (NSR) on any
base metal production by BRW on the Miranda tenement.
BRW will retain all base metal rights and become the
registered holder of the four small northern tenements in
the Miranda package. The addition and control of this
extensive exploration ground adjoining the north and south
of the existing Agnew tenements, in addition to the
Vivienne resource, creates further opportunities for Agnew
in the district.

CERRO CORONA
The Cerro Corona deposit lies within the Hualgayoc District, north of the Yanacocha mine in the Cajamarca Department
of Peru. In December of 2003, Gold Fields obtained the
option to acquire the Cerro Corona gold-copper Porphyry
Project.
Through this last year, Gold Fields has successfully
advanced a number of key Project development activities
relating to this acquisition from Sociedad Minera La Cima
S.A. in Peru. These include geological and resource
modelling, permitting, social engagement, detailed Project
engineering, and surface mine optimisation studies.
The greatest Project challenge and, indeed, success was
experienced on the social front. Community relationships
had been tense through the latter part of F2004 and early
F2005, with discontent around the Project area being
fuelled by signiﬁcant regional unrest related to other mining operations. Overall, this led to a six-month delay in the
Project schedule. However, extensive interactions with all
the local communities and regional stakeholders,
culminated in an agreement around land access and
alignment on a way forward for the various parties. These
extensive interactions have laid the foundation for a very
strong relationship between the local communities and the
Project, based on trust and mutual cooperation.
The sporadic social unrest that has beset the Peruvian
mining industry is clearly cause for concern. However, the
strength of the relationships created mitigate against this
signiﬁcantly, as local communities are most likely to
determine the course of this Project. The Environmental
Impact Assessment (“EIA”) was presented to the Peruvian
Ministry of Energy and Mines in May 2005. The ofﬁcial
Cerro Corona Project public hearing, required as part of the permitting process, was held at the end of F2005, in the
town of Hualgayoc, located two kilometres from the Project
site. This important meeting was attended by around
Developing
projects
2,500 people, representing a range of stakeholders from
local communities to regional parties and regulators. The
hearing was peaceful and the overall tone demonstrated a
high level of support for the Project and, indeed, demand
for it to proceed.
In April 2005, Norwest Corporation, Denver, completed an
updated and improved resource model for the deposit. This
estimate has been classiﬁed according to guidelines set out
in the Canadian National Instrument 43-101 (“NI 43-101”).
In early 2005, Gold Fields appointed Hatch Engineering in
Santiago, to generate operating and capital cost estimates
to within 10 per cent accuracy. Based on these operating
cost estimates, and using Norwest’s resource model and
metal prices of US$450 per ounce for gold and US$1.00 per
pound for copper, Gold Fields estimates that the recoverable sulphide Mineral Resources are 3.58 million ounces gold at
0.9 grams per ton and 1,327 million pounds copper at
0.5 per cent. It is estimated that 4.8 million tons of the
oxide ore is amenable to heap leaching at an in situ grade of
1.6 grams per ton gold. There are ongoing metallurgical
studies and discussions with external parties regarding
processing and the sale of gold from the oxide mineralisation, which geologically caps the deposit.
Cerro Corona Mineral Resources (including Ore
Reserves) within a US$450 per ounce of gold and
US$1.00 per pound copper pit shell.
—
Resource
(Mt)
Au
(g/t)
Cu
(%)
Resource
Gold
(‘000 ozs)
Resource
Copper
(M. lbs)
Total Measured
Oxide 2.0 1.6 — 101 —
Sulphide 27.5 1.1 0.6 943 360
Total Indicated
Oxide 2.8 1.6 — 145 —
Sulphide 93.3 0.9 0.5 2,613 958
Total Measured
and Indicated
Oxide 4.8 1.6 — 245 —
Sulphide 120.8 0.9 0.5 3,555 1,318
Total Inferred
Oxide — — — — —
Sulphide
Sulphide
1.0 0.8 0.4 26 9
Combined
Oxide
4.8
1.6
—
245
—
121.9
0.9
0.5
3,582
1,327

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za

At metal prices of US$375 per ounce for gold and
US$0.90 per pound for copper, the revised Proved and
Probable Reserves for the Project are 90.6 million tons at
an average grade of 1.0 gram per ton gold and 0.5 per cent
copper, all located within a single surface mine at an average strip ratio of 0.83:1. Ores will be treated in a conventional sulphide ﬂotation concentrator producing a high quality
copper concentrate with signiﬁcant gold grades for
treatment at offshore custom smelters.
The Project will deliver a ﬁfteen year mine life at the planned ore mining and treatment rate of 6.2 million tons per annum, treating some 2.9 million ounces of gold and 1,068 million
pounds of copper over this period, or 5.5 million ounces of
gold equivalent. Production rates will achieve steady state
at approximately 350,000 to 400,000 ounces of gold
equivalent per year. Life of mine average total cash costs
are estimated at US$250 per ounce on a gold equivalent
basis. All gold equivalent ﬁgures are calculated using the
reserve prices mentioned above.
Completion of the feasibility study is at an advanced stage and results are due for release at the end of ﬁrst quarter F2006.
Discussion with a number of smelters have also progressed
well. Regulatory permitting may be concluded by November
2005, followed thereafter with a ﬁnal Project commitment
being made before the end of the 2005 calendar year.
Cerro Corona Ore Reserves at US$375 per ounce and
US$0.90 per pound
Sulphide only
Reserve
(Mt)
Au*
(g/t)
Cu*
(%)
Reserve
Gold
(‘000oz)
Reserve
Copper
(M.lbs)
Proved 23.7 1.1 0.6 871 332
Probable 66.9 1.0 0.5 2,057 737
Grand total
90.6
1.0
0.5
2,928
1,068
*
Diluted average head grade
Cerro Corona has now reached a stage where Gold Fields has
included, for the ﬁrst time, the Reserve numbers to the total
Ore Reserves declared for F2005. Copper has been included
in the totals as gold equivalent ounces.
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Developing
projects
(continued)
ARCTIC PLATINUM
The Arctic Platinum Project (APP) is located in Northern
Finland. The Suhanko Project is located approximately
60 kilometres south of the town of Rovaniemi, on the Arctic
Circle in northern Finland. The feasibility study for the
Suhanko Project was completed during the F2005 March
quarter and, owing to a combination of unfavourable factors,
Gold Fields decided at the end of the quarter that it would
postpone the proposed large-scale open pit mine, but would
continue looking at smaller scale, high-margin projects and
offers from third parties. Factors which contributed to this decision included:
•  A revision in the expected head grade to below 1.9 grams
per ton 2PGE+Au, against previous estimates in excess
of 2.0 grams per ton.
•  A signiﬁcant increase in the capital expenditure required to bring this project to production. The increase reﬂects
strengthening of the euro and also a dramatic increase in
input costs associated with commodities such as steel,
copper and the core services associated with mining
projects.
•  The shift in global base metal concentrate markets in
favour of smelters.
•  The negative medium term outlook for the Palladium
market.
During the year the environmental permit application was
submitted to the Northern Oulu Permitting Authority and
several site meetings were held with representatives of the
authority and the public. The area to be covered by the
mining lease application has been ﬁnalised and the
application submitted to the Ministry of Trade and Industry.
Exploration drilling to evaluate near vertical high-grade
structures at Konttijarvi and Ahmavaara continued to mid-
April 2005. These structures were previously poorly identiﬁed by diamond drilling, which was oriented sub-parallel to these structures. At Konttijarvi, geological modelling of the new
data in the study area increased the grade from 2.25 grams
per ton to 2.55 grams per ton 2PGE+Au, an overall grade
enhancement of 13 per cent. The drilling programme clearly
identiﬁed steep geological structures averaging 3.0 grams
per ton 2PGE+Au with associated elevated Cu grades. PGE
and Cu enriched mineralised structures were also identiﬁed
at Ahmavaara but the overall grade enhancement in this area
is smaller than that observed at Konttijarvi.
A decision regarding mothballing and holding this project or vending some or all of our 100 per cent interest to a suitably positioned company will be made early in F2006.
The total Mineral Resource as at 31 December 2004 is
presented in the table below. There was no further work on
the SK Reef and the Mineral Resources remain unchanged
from June 2004 pending the completion of ongoing resource
deﬁnition work and resolution on the district potential.
Tons
(Mt)
Grade
2PGE + Au (g/t)
Metal
2PGE + Au (’000 oz)
Measured
38.6
2.34
2,907
Indicated
54.0
2.03
3,522
Inferred
75.7
2.54
6,173
Total APP
168.3
2.33
12,601
Snowden Mining Industry Consultants undertook the F2004 Mineral Resource estimation study in conjunction with Arctic Platinum and the estimate is classiﬁed in accordance with the JORC code. SRK (Johannesburg) undertook the estimation for part of the SK Reef Resources.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

It is a strategic objective of Gold Fields to add 1.5 million ounces per annum to its international production proﬁle by
the end of 2009. This would have a twofold effect: growing
Gold Fields Reserve and production proﬁle, and balancing its international risk proﬁle. Gold Fields still remain aggressively committed to this strategy and have progressed well
towards this objective with completed expansion projects at
Tarkwa and St Ives and the possible development of Cerro
Corona expected to deliver approximately 500,000 additional
ounces per annum. The second major development project,
APP, was put on hold due to increased capital and operating
costs, and currency effects.
The Exploration Division has responded to the robust
market conditions by disposing of assets and equity
positions that do not match our investment criteria. This
resulted in net proceeds to Gold Fields during F2005 of
over US$25 million, allowing us to realise gains and
rebalance our portfolio. Some of the larger dispositions
included the sale of the Angelina joint venture in Chile to
our partner Meridian Gold Corporation; a market-based
sale of our equity interest in Fujian Mining Company; and
an agreement to allow Committee Bay Resources to spend
the next $10 million in exploration expenditures allowing
Gold Fields the option of converting its joint venture
interest into an equity position. We are also currently
considering allowing a partner to invest in the Kisenge
project in the southern Democratic Republic of the Congo
following encouraging initial drilling results.
Our strategic objectives in the short term are focused on
acquisitions of either advanced projects or development
stage companies. However, ﬁnding such investments that
ﬁt our value criteria could prove to be a difﬁcult task in the current gold market. This could entail moves into politically risky countries where the market currently undervalues
assets, or recognising further exploration potential on
existing projects. We remain fully committed to aggressive
brownﬁelds investment near our operating assets, value-
adding acquisitions and greenﬁelds exploration either
through junior company equity alliances, or on independent
projects in selected gold belts around the world. During
the year, we invested approximately US$65 million in
exploration projects and drilled in excess of 250,000 metres.
OTHER PROJECTS
The exploration strategy of funding junior exploration
companies via equity with the concomitant right to joint
venture key projects, has again proved extremely beneﬁcial
during F2005. Acquiring stock in a rising gold market has
proved an effective way to fund costs associated with
exploration deals. This strategy also helps to mitigate the
start-up costs in new countries. Updates on the most
signiﬁcant of these projects are presented below.
ESSAKANE PROJECT
The Essakane gold project is situated in Burkina Faso, West
Africa, 330 kilometres north east of Ouagadougou. Gold
Fields, through its subsidiary, Orogen Holding (BVI), acquired
50 per cent of the Project in June 2005 by reaching an
aggregate exploration expenditure of US$8 million at Essakane.
In terms of the Option Agreement with Orezone Resources
Inc., Gold Fields now has the right to acquire a 60 per cent share of the joint venture by completing a bankable feasibility study. As a precursor to this study, Gold Fields is currently undertaking a pre-feasibility study (“PFS”) for the development of a surface mine and a CIL plant at Essakane. This study is based on an interim Resource update of the Essakane Main
Zone (“EMZ”), which was completed in May 2005. This
interim model, based on a US$450 pit shell, returns a Resource of 45 million tons at an average diluted grade of 1.75 grams per ton, containing 2.5 million ounces of gold. Gold Fields will
ﬁnalise a new and extended PFS resource model encompassing
all assay results up to September 2005 by the end of 2005.
The JORC classiﬁed EMZ Mineral Resource at a 1 gram per
ton cut off is 2.2 million ounces from 34.9 million tons at an
Exploration
and
new business development

average 2 grams per ton gold and is classiﬁed as per the
table below.
ESSAKANE MINERAL RESOURCES
Classiﬁcation
Tons
(Mt)
Grade
(g/t)
Gold
(‘000oz)
Measured — — —
Indicated 30.5 2.0 1,910
Inferred 4.4 2.0 290
Total 34.9 2.0 2,200
The current project development focus is on mine, plant,
and infrastructure engineering, as well as social,
environmental and water supply issues. The ﬁnal PFS
study will contain overall costs and project economics to
an accuracy of approximately 25 per cent and is scheduled
to be completed by mid F2006.
The EMZ is hosted by veined and altered Birimian
metasediments in a north-west trending anticline which
subcrops below shallow laterite and alluvial cover for a
lateral distance of 10,000 metres. Gold is typically
associated with quartz-carbonate veining in a distinctive
lithology called the Main Arenite Unit. The EMZ is located
in the central part of the Essakane deposit and extends for
2,000 metres on strike. Exploration drilling to the south of the EMZ is currently in progress and is due for completion
by September 2005. Test drilling north of the EMZ is
scheduled to start after the current wet season.
Further drilling and evaluation of the Sokadie, Falangountou,
Takabangou and Gossey gold prospects on the Essakane
permit, which covers over 1,400 square kilometres, was
postponed in the second half of F2005 to focus efforts on
the EMZ extensions.
Improvement in the understanding of the orientation and
geometry of the higher grade zones has highlighted the
potential for signiﬁcantly extending Resources down dip
and on similar targets along strike on the EMZ. This has
provided the primary focus for an accelerated drilling
campaign.
62
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Exploration and
new business development (continued)
COMAPLEX MINING CORPORATION, NUNAVUT
CANADA (CMF: TSX LISTED)
In December 2004, Gold Fields announced the purchase of
11.4 per cent interest in Comaplex in an open market
transaction. Subsequent to this, in March 2005, the parties
entered into a further private placement transaction that
resulted in Gold Fields increasing its overall ownership to
19.8 per cent. The companies also entered into a technical
assistance programme whereby Gold Fields will second
geological staff and provide engineering consultation on
the Meliadine Project located near the village of Rankin
Inlet, Nunavut to Comaplex. The Meliadine Project contains
stated Resources of 1.4 million ounces at an average grade
of 11.5 grams per ton gold. Comaplex hopes to advance
this project to a preliminary feasibility study after completion of the present ﬁeld programme.
BOLIVAR GOLD CORPORATION, VENEZUELA
(BGC: TSX LISTED)
Gold Fields owns approximately 11.4 per cent of Bolivar
Gold Corporation and has entered into a joint venture
agreement relating to several concessions surrounding a
development project Bolivar Gold are completing on the
Choco 10 property.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

OVERVIEW
Gold Fields continues to recognise the need for increased
transparency and materiality in the disclosure of its Mineral
Resource and Ore Reserve information. In support of this
core deliverable, the Annual Report F2005 is supported by
a Mineral Resource and Ore Reserve Supplement, which
outlines in detail the status and changes at each mining
property. Consistency in reporting among the operating
mines and compliance with public regulatory and internal
codes of practice are paramount and the processes utilised
by the Group continue to improve year on year through
enhanced competent persons reporting. The Mineral
Resource and Ore Reserve ﬁgures for Gold Fields are
derived from a rigorous strategic and operational planning
process that is embedded at each of its operating mines.
Reserve estimates are based on many factors (modifying
factors) including estimates of future production costs,
future commodity prices, and notably in South Africa, the
exchange rate between the rand and the US dollar.
Gold Fields reports its Mineral Resources and Ore Reserves
in accordance with the South African Code for the Reporting
of Mineral Resources and Ore Reserves (“SAMREC”),
which sets out minimum standards, recommendations and
guidelines for Public Reporting of Exploration Results,
Mineral Resources, and Ore Reserves in South Africa.
Mineral Resources are inclusive of the Ore Reserve
component.
It is with great satisfaction that Gold Fields again received the annual SAMREC/IASSA award from the Investment
Analysts Society of Southern Africa (“IASSA”), for the best
reporting of Mineral Resources and Ore Reserves according
to the SAMREC code for the F2004 declaration. This
award, now won three years running, is a testimony to the
quality, transparency and competency shown by Gold
Fields in its SAMREC compliant reporting.
As part of Gold Fields’ Sarbanes-Oxley Section 404 (“SOX”)
compliance project, all seven mining operations have been
subjected to detailed mineral resource management
process mapping that has been captured in an electronic
based management system. Core beneﬁts to Gold Fields
resulting from SOX compliance in mineral resource
management are improved effectiveness, efﬁciency and
auditability of the internal control process, better
information and improved conﬁdence for auditors and
investors and risk mitigation.
SRK Consulting, acting as independent auditors, have
reviewed the mineral resource management process maps
and consider that the system, as presently established and
post certain remedial actions, to be suitable to ensure
compliance with the intent of SOX.
Within the last 12 months, Gold Fields has subjected all of
its mining operations to two separate Mineral Resource
and Ore Reserve audits by two globally leading industry
consultants. In F2004, SRK Consulting conﬁrmed Gold
Fields’ material compliance in respect of the requirements
of the SAMREC reporting code. The F2005 Mineral
Mineral Resources and Ore Reserves
2005: review
•
Attributable gold equivalent Resources and Reserves,
including the growth projects, stand at 174.5 and
64.8 million ounces respectively.
•
Independent auditors conﬁrm the F2005 Resource
and Reserve declaration fully SAMREC compliant
•
At Kloof, the recently completed exploration and
resource deﬁnition campaign has resulted in the
generation of an improved VCR ore body model for
the prospective ground below infrastructure
•
The new resource model at Kloof has initiated
re-scoping and re-engineering of the EBA Project,
while the revised KEA Project feasibility is already at
an advanced stage.
•
Agnew and Damang continue to perform well with
strong project pipelines
•
Mineral Resource Management is well-positioned for
Sarbanes-Oxley compliance

Resource and Ore Reserve statement was submitted to
Snowden Mining Industry Consultants for review and they
conducted extensive on-site audits at all mining operations
in South Africa, Ghana and Australia. At the request of Gold
Fields, Snowden also updated the resource estimates for
the Suhanko feasibility as part of the Arctic Platinum
Project, where they have also assisted with the estimation
study for part of the SK Reef.
At Essakane, in Burkina Faso, the Mineral Resource estimate
has been generated in conjunction with SRK Consulting and
in accordance with the guidelines set out in the Canadian
National Instrument 43-101 (“NI 43-101”). Gold Fields is
currently undertaking a pre-feasibility study (“PFS”) for an open pit mine and Carbon in Leach (“CIL”) plant at Essakane.
This study is based on an interim Resource update of the
Essakane Main Zone (“EMZ”), which Gold Fields completed
in May 2005. A new and extended PFS resource model,
containing all assay results up to September 2005, will be
ﬁnalised by Gold Fields by the end of 2005.
The resource estimate for the Cerro Corona Gold-Copper
Porphyry Project in Peru, has been prepared by Norwest
Corporation and is based on JORC and NI 43-101. As per
the guidelines set out in NI 43-101, both Snowden and
Norwest Corporation have acted as independent
consultants as deﬁned therein. The Cerro Corona Ore
Reserves have been independently reviewed by WLR
Consulting Inc., Colorado, USA.
Gold Fields will continue to pursue a strategy of growth in
its Reserve base through exploration, acquisition and
optimisation of current operations. A sustainable Reserve
position for the Group is reliant on a robust project pipeline delivering quality mineable ounces at a margin and this
area will remain a key focus. On-going investment in mine
site resource deﬁnition programmes, together with brown-
ﬁeld and greenﬁeld exploration campaigns, ensures a
balanced project pipeline is maintained and managed by a
disciplined and motivated team. Reserve replacement
projects are ranked on quality, size, delivery times and
64
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Mineral Resources and Ore Reserves
value creation, and are developed through the project
pipeline to come on-stream when they can provide
maximum growth and returns to the shareholder.
The following price assumptions were used as a basis for
estimation in this declaration
F2005
Resource price
assumption
Reserve price*
assumption
South Africa
R105,000/kg
R92,000/kg
Ghana
US$450/oz
US$375/oz
Australia
A$650/oz
A$560/oz
F2004
South Africa
R115,000/kg R90,000/kg
Ghana US$400/oz US$350/oz
Australia A$650/oz A$580/oz
* Assumed gold prices are in accordance with the US Securities and Exchange Commission (“SEC”) and approximate to historical three year average commodity prices and exchange rates
Salient highlights
As at the end of June 2005 Gold Fields has attributable
precious metal (and gold equivalent) Mineral Resources of
174.5 million ounces (F2004: 190.6 million ounces)
1
and
gold equivalent attributable Reserves of 64.8 million ounces
(F2004: 75.6 million ounces)
2
, net of an annual attributable
depletion of 5.0 and 4.5 million ounces respectively.
The single largest reduction in the Mineral Resource
(9.7 million ounces) and Ore Reserve (10.9 million ounces)
occurred at Kloof as a result of the below infrastructure
Eastern Boundary Area (“EBA”) Project being subjected to
new geological and resource models, based on new
information. The EBA Project does not currently show
reasonable economic potential given the present mine
design, capital requirements and current costs. The EBA
Project accounts for 42 per cent of the Group’s year-on-year decline in managed gold Mineral Resource ounces and
71 per cent of the reduction in managed gold Reserve
ounces. Re-engineering and right-sizing this project will
provide for a re-assessment of its economic viability based
on the new footprint.
1
F2004 excluded Cerro Corona and Essakane growth projects.
2
F2004 excluded Cerro Corona.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

The contribution per operating region to Gold Fields’
attributable Reserves remained stable year-on-year with
only minor changes reﬂected by South Africa decreasing
from 80 per cent to 77 per cent and Ghana and Australia
both increasing by one per cent to 17 per cent and 6 per
cent respectively.
South African operations
•  Exploration programmes excluding prospect development,
continued with expenditures for F2005 of R23 million
(US$3.0 million at R7.63:US$) at Kloof, Beatrix and
Driefontein. Exploration is multi-disciplined and is a
combination of surface and underground diamond drilling,
seismic re-modelling and sedimentological studies to test
future mining extensions, secondary reef mining potential
and structural complexity.
Exploration expenditure – South African Operations
(F2005)
(R million)
(metres drilled)
Driefontein
5.9
23,195
Kloof
13.2
20,512
Beatrix*
3.9
16,464
Total
23.0
60,171
*
Inclusive of 3.5 per cent cover drilling utilised for geological deﬁnition
This exploration campaign has provided signiﬁcant
material improvements to the quality of the resource
modelling at all three South African mines and has
continued to improve on the geological and evaluation
conﬁdence of the below infrastructure projects.
•   Focus on strategic and operational re-planning at all three
South African mines has taken place to ensure continued
delivery on core Projects 400 and 100 plus, together
aimed at controlling rising costs, improving efﬁciencies
and increasing quality volume delivery at the operations.
•   The primary issue impacting both the South African and
the Group’s Reserve position has been the signiﬁcant
changes impacting the two key below infrastructure
projects at Kloof, EBA and KEA (“Kloof Extension Area”).
The completion of phased surface drilling programmes
and 3D seismic modelling, in conjunction with an
enhanced understanding of regional and local scale
sedimentological trends and facies geometry, has further
evolved the orebody model for the Ventersdorp Contact
Reef (“VCR”) below Kloofs’ current mine infrastructure.
In response, the KEA project has been completely re-scoped
and re-engineered to optimise extraction of the orebody. The new pre-feasibility study indicates a signiﬁcant improvement in value compared to the original KEA project reported in the
F2004 declaration. It is planned to complete the feasibility study incorporating a new decline access system by the
second quarter of F2006.
The eleven EBA surface boreholes drilled in three phases
for a total of 84 valid VCR intersections were completed at
the end of F2004. The re-modelled 1994 3D seismic survey
has been merged with the 2004 survey to produce one
holistic 3D structural model of the strategically important
areas below infrastructure at Kloof. This information has
been key in constraining a six-month long phase of ore
body modelling, designed to honour all the data control
points and take cognisance of the latest sedimentological
and facies trends interpreted within the VCR. A new VCR
model was generated in May 2005 that reﬂects improved
VCR facies deﬁnition and therefore improved constraints
on gold value distribution.
In response, a new estimate for the EBA Project Mineral
Resource has been generated showing a 31 per cent
decline in mineable Resource ounces year-on-year.
The result is a signiﬁcantly reduced target footprint for EBA that continues to represent an attractive option for organic growth. However, the surface and sub-vertical shaft access
and mining system planned for the F2004 pre-feasibility
study will need to be re-engineered and costed to determine

economic feasibility in the new area of interest.In compliance with the SAMREC code, and Industry Guide 7 (SEC), we are
not presently able to convert EBA Resource ounces to
Reserve and the 10.9 million Reserve ounces declared in
F2004 for EBA cannot be replaced in this declaration. A
dedicated team focused on re-engineering this project will
evaluate the project in the context of the revised resource
model.
Additional notable highlights are summarised below:
•  At Kloof, 1.7 million ounces of Resource has been removed below 27 level in line with the re-conﬁgured 9 shaft-
pumping project, which is aimed at reducing the
infrastructural footprint and lowering ﬁxed costs at the
mine.
•  At Driefontein, the Depth Extension (“DE”) Project to
access and mine 8.3 million ounces of gold from the
Carbon Leader horizon below 50 level in the 5 sub
vertical shaft area still provides positive returns at current rand gold prices and an underground drilling programme
has been initiated to conﬁrm gold grades and structure.
It is planned to complete the drilling programme over
the coming year.
•  At Beatrix the marginal Vlakpan (down to 20L) Project (South
Section) remains viable at the prevailing pay limit, mine cost structure and gold price but has reduced by 0.7 million Reserve ounces year-on-year. Margin squeeze is tightening at Beatrix as pay limits approach the average grade of the orebodies at
North and South Sections. Increased secondary development
and the scheduling of higher grade pillars will provide for
improved selective mining.
•  The South African operations have designed and implemented more robust and functional economic models to enhance the
Integrated Resource and Reserve Information System
(“IRRIS”). The introduction of Mine-2-4D (mine design and
scheduling software) to compliment Cadsmine
©
now provides
for more effective longer-term scenario and project planning.
A new IRRIS data warehouse project has also been initiated
to ensure information standardisation, consistency, security and integrity.
66
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Mineral Resources and Ore Reserves (continued)
•  In terms of the provisions of the Mineral and Petroleum
Resources Development Act, 2002 (“MPRDA”), the
holder of an old order mining right has the right, for a
period of ﬁve years ending on 30 April 2009, to convert
such old order right to a mining right in terms of the
MPRDA. The South African operations are at an advanced
stage regarding the preparation and submission of the
necessary applications to convert their old order mining
rights to mining rights. Driefontein’s submission has
already been lodged and the authorised conversion is in
process. Kloof and Beatrix will follow soon after.
INTERNATIONAL OPERATIONS
•  The Tarkwa Plant was completed during F2005, along
with the conversion to owner mining. The cost beneﬁts
from the change to owner mining at Tarkwa and the
improved recoveries from the new milling infrastructure
have been partly offset by cost increases across the
commodity basket and cut-off grades have consequently
remained under pressure. Despite this, and an annual
depletion of 0.9 million ounces, the reportable Reserve
has only decreased by 9 per cent year-on-year to 13.4 million ounces. Going forward, drilling will concentrate on
improving the conﬁdence in the evaluation, structural
interpretation and geotechnical data at Tarkwa.
•  The construction of the new plant at St Ives was
completed in F2005 but the positive impact of reduced

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Gold Fields Limited Annual Report 2005

processing costs and improved recoveries on lowering
cut-off grades to generate additional mining
opportunities are still not fully realised as plant
optimisation continues.
Exploration expenditure – International operations
(F2005)
(US$ million)
(metres drilled)
Tarkwa
1.1
9,725
Damang
3.7
47,459
St Ives
8.8
193,000
Agnew
2.9
94,458
Total
16.5
344,642
(Exchange rate US$0.67:A$)
•  Exploration momentum at St Ives was maintained
through expenditure of US$8.8 million to create medium
to long term mining ﬂexibility. In F2006 a re-focused and
re-energised exploration and resource development
campaign testing twenty prime targets will be a key
thrust for the Reserve replacement strategy.
In F2005 the exploration strategy at St Ives continued to
focus on the Central Corridor of tenements and is
approaching extensional drill out limits so Reserve growth
will be focused on leverage from reduced cut-offs and new
discovery. St Ives was hindered by a lack of discovery and
a low conversion to Resource last year, with drilling shifting some metal back into inventory. The main driver behind
the reduction in the Resource was the Greater Victory area
(–1.4 Moz) mainly due to the Leviathan pit, now subjected
to a revised pit shell and a new resource model,
compounded by geological re-modelling at Conqueror and
East Repulse. Open pit Reserves at St Ives grew by 39 per
cent (tons), but the underground position dropped 34 per
cent on metal.
•  The approval for the Damang Pit Cutback (“DPCB”) is a
signiﬁcant development and provides a window of
opportunity for the Damang Extension Project (“DEP”)
to continue to explore attractive targets within the mine
lease and increase the mines’ footprint. Successes to
date for the DEP are the Amoanda and Tomento pits.
The DPCB will mine 0.6 million ounces of gold at
2.5 grams per ton and comprises 48 per cent of
Damang’s total gold Reserves. Regional targeting and an
underground feasibility at Abosso Deeps are aimed at
unlocking district potential.
•  The Agnew Mineral Resources and Ore Reserves
increased year on year with additions derived from
expansions to existing mineralised lodes and new
projects resulting from vigorous and focused exploration
activities supported by remodelling and re-evaluation.
Agnew currently produces from Kim, Main Lode and
Songvang but enjoys a robust pre-feasibility and concept
project pipeline, with Claudius, Vivien, Rajah and the
Songvang extension all in feasibility.
Sensitivity of the Reserves to potential ﬂuctuations in the
gold price at the South African, Ghanaian and Australian
operations is shown in the accompanying charts at
increments within 10 per cent of the base gold price. The
South African sensitivities speciﬁcally exclude the surface
low-grade stockpile Reserves.
A summary year-on-year reconciliation of the Mineral
Resource and Ore Reserve statement is shown in the Mineral
Resource and Ore Reserve Supplement to this report.
COMPETENT PERSONS
Competent persons, designated in terms of the SAMREC
Code and taking responsibility for the reporting of Gold
Fields’ Mineral Resources and Ore Reserves are:
•  Craig Nelsen – Executive Vice President: Exploration
(BA Geology, MSc.), 29 years experience.
•  Terence Goodlace – Senior Vice President: Strategic
Planning (NHD Mining, BCom., MBA), 25 years
experience.
•  Tim Rowland – Senior Consultant: Mineral Resources
and Mine Planning (BSc. Hons Geology, MSc. Mineral
Exploration, GDE Mining Engineering, Registered

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Mineral Resources and Ore Reserves (continued)
Natural Scientist (Reg. No. 400122/00), MGSSA,
FSAIMM, 19 years experience.
The named staff are permanent employees of Gold Fields.
Additional information summarising the composition of the
competent persons teams involved with the compilation of
the Mineral Resource and Ore Reserve declaration per
operation is included in the supplement to this report.
Note
A comprehensive review of the Group’s Mineral Resources
and Ore Reserves for F2005, together with locality and
mine infrastructure plans of the operations is available in a supplementary document that accompanies the annual
report, or may be downloaded from the Gold Fields website
(www.goldﬁelds.co.za/www.gold-ﬁelds.com) as a pdf ﬁle
using Adobe Acrobat Reader. Rounding of ﬁgures in this
report and in the supplementary documents may result in
minor computational discrepancies.
ORE RESERVE SENSITIVITY

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

GOLD FIELDS CLASSIFIED MINERAL RESOURCE AND ORE RESERVE STATEMENT
AS AT 30 JUNE 2005
1
SOUTH AFRICAN OPERATIONS
Resources
Reserves
F2005
F2004
F2005
F2004
Block
Tons
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Mill
Tons
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Driefontein Driefontein
Measured 40.1 13.1 16.94 17.76 Proved 30.1 7.9 7.62 7.62
Indicated AI 23.7 13.7 10.40 10.42 Probable AI 27.4 8.0 7.05 7.15
Total Above Infrastructure
63.8 13.3 27.34 28.18
Total AI
57.5 7.9 14.66 14.77
Indicated BI* 42.7 12.2 16.72 16.73 Probable BI 31.9 8.1 8.31 8.34
Total underground
106.5 12.9 44.06 44.90
Total underground
89.4 8.0 22.97 23.11
Indicated surface 10.6 1.2 0.40 0.51 Probable surface 10.6 1.2 0.40 0.51
Grand Total
surface and underground
117.1 11.8 44.47 45.41
Grand Total
surface and underground
100.0 7.3 23.38 23.62
Kloof Kloof
Measured 45.5 14.0 20.48 26.66 Proved 13.6 10.2 4.46 5.79
Indicated AI 62.2 10.3 20.51 18.09 Probable AI 29.0 9.0 8.41 6.89
Total Above Infrastructure
107.7 11.8 40.99 44.76
Total AI
42.6 9.4 12.87 12.67
Indicated BI** 59.5 14.9 28.43 39.35 Probable BI 5.0 11.9 1.90 14.25
Total underground
167.2 12.9 69.42 84.10
Total underground
47.6 9.7 14.77 26.92
Indicated surface 29.3 0.6 0.57 0.55 Probable surface 8.7 0.7 0.19 0.34
Grand Total
surface and underground
196.5 11.1 69.99 84.65
Grand Total
surface and underground
56.3 8.3 14.95 27.27
Beatrix Beatrix
Measured 17.0 7.5 4.10 5.28 Proved 14.4 5.5 2.53 3.20
Indicated AI 36.4 7.9 9.20 11.76 Probable AI 32.8 5.4 5.68 6.19
Total Above Infrastructure
53.4 7.7 13.30 17.03
Total AI
47.2 5.4 8.21 9.38
Indicated BI
†
15.9 6.9 3.51 4.78 Probable BI 0.0 — 0.0 0.36
Total underground
69.3 7.5 16.80 21.81
Total underground
47.2 5.4 8.21 9.75
Indicated surface 13.3 0.4 0.17 0.17 Probable surface 0.0 — 0.0 0.06
Grand Total
surface and underground
82.6 6.4 16.97 21.98
Grand Total
surface and underground
47.2 5.4 8.21 9.80
Total SA
Total SA
Grand Total
surface and underground
396.2
10.3  131.43   152.04
Grand Total
surface and underground
203.5 7.1 46.54 60.69
Note:
1
Managed unless otherwise stated
AI = Above Infrastructure
BI = Below Infrastructure
*Driefontein Below Infrastructure refers to material below 50 level (3,420 metre below surface)
**Kloof Below Infrastructure refers to material below 45 level (3,352 metre below surface)
†Beatrix Below Infrastructure refers to material below 26 level (1,341 metre below surface)

GOLD FIELDS CLASSIFIED MINERAL RESOURCE AND ORE RESERVE STATEMENT
AS AT 30 JUNE 2005
1
INTERNATIONAL OPERATIONS
Resources
Reserves
F2005
F2004
F2005
F2004
Block
Tons
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Mill
Tons
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
TARKWA
TARKWA
Measured 190.1 1.5 8.95 9.61 Proved 184.5 1.3 7.89 8.56
Indicated 189.6 1.3 7.82 8.21 Probable 134.3 1.2 5.38 6.05
Inferred 24.2 3.4 2.63 2.23
Total
403.9 1.5 19.40 20.04
Total
318.8 1.3 13.27 14.62
Measured low grade stockpiles 5.5 0.8 0.14 0.12 Proved low grade stockpiles 5.2 0.8 0.13 0.12
Grand Total
409.5 1.5 19.54 20.16
Grand Total
324.1 1.3 13.41 14.73
DAMANG
DAMANG
Measured 6.5 2.3 0.48 0.31 Proved* 4.5 2.4 0.35 0.09
Indicated 18.7 1.8 1.07 0.82 Probable* 11.4 1.8 0.67 0.38
Inferred 2.2 2.1 0.15 0.30
Total
27.5 1.9 1.71 1.43
Total
15.9 2.0 1.02 0.46
Measured low grade stockpiles 9.6 1.2 0.38 0.40 Proved low grade stockpiles 7.6 1.3 0.33 0.40
Grand Total
37.1 1.8 2.09 1.83
Grand Total
23.5 1.8 1.34 0.86
ST IVES
ST IVES
Measured 1.0 3.6 0.12 0.24 Proved 0.9 3.3 0.09 0.20
Indicated 37.4 3.1 3.69 4.53 Probable 22.4 3.0 2.15 2.60
Inferred 8.9 3.7 1.06 2.65
Total
47.3 3.2 4.87 7.42
Total
23.2 3.0 2.25 2.80
Measured low grade stockpiles 7.0 1.2 0.27 0.27 Proved low grade stockpiles 7.0 1.2 0.27 0.27
Grand Total
54.3 2.9 5.14 7.68
Grand Total
30.3 2.6 2.52 3.07
AGNEW
AGNEW
Measured 1.0 11.4 0.36 0.30 Proved 0.5 10.8 0.18 0.18
Indicated 9.9 5.2 1.67 1.37 Probable 4.0 5.2 0.66 0.51
Inferred 6.5 5.1 1.06 0.98
Total
17.5 5.5 3.10 2.65
Total
4.5 5.8 0.84 0.69
Measured low grade stockpiles 0.4 1.6 0.02 0.02 Proved low grade stockpiles 0.4 1.6 0.02 0.02
Grand Total
17.8 5.4 3.12 2.68
Grand Total
4.9 5.5 0.86 0.71
INTERNATIONAL OPERATIONS
Grand total surface and
underground
518.7 1.8 29.89 32.34 382.8 1.5 18.13 19.37
*
The Damang reserve conta)
table material at
US$375/oz inside this shell has been reported.
GFL (Managed)
Above Infrastructure
796.7 4.4   112.66   123.53 549.4 3.1 54.45 57.11
Below Infrastructure 118.1 12.8 48.66 60.85 36.9 8.6 10.22 22.95
Total GFL (Managed)
914.9 5.5   161.32   184.39 586.3 3.4 64.66 80.06
Total attributable to Gold Fields 785.8 6.1 155.1 178.0 485.8 3.9 60.4 75.6
1
Managed unless otherwise stated
70
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Mineral Resources and Ore Reserves (continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

PLATINUM AND GROWTH PROJECTS
6
Resources
Reserves
F2005
F2004
F2005
F2004
PLATINUM
GROUP ELEMENTS
Block
Tons
(Mt)
2PGE
+ Au
Grade
(g/t)
2PGE
+ Au
(Moz)
2PGE
+ Au
(Moz)
Mill
Tons
(Mt)
2PGE
+ Au
Grade
(g/t)
2PGE
+ Au
(Moz)
2PGE
+ Au
(Moz)
Arctic Platinum project
168.3 2.3 12.60 12.60 — — — —
Resources
Reserves
F2005
F2004
F2005
F2004
GOLD
Block
Tons
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Mill
Tons
(Mt)
Grade
(g/t)
Gold
(Moz)
Gold
(Moz)
Essakane
1
34.9 2.0 2.20 2.20 — — — —
Cerro Corona
2,3,4,5
126.6 0.9 3.83 4.62 90.6 1.0 2.93 2.39
Total Gold (Projects)
161.5 1.2 6.03 6.82 90.6 1.0 2.93 2.39
Block
Tons
(Mt)
Grade
Au (g/t)
–Cu(%)
Au
equiva-
lent
(Moz)
Au
equiva-
lent
(Moz)
Block
Tons
(Mt)
Grade
Au (g/t)
–Cu(%)
Au
equiva-
lent
(Moz)
Au
equiva-
lent
(Moz)
Cerro Corona (Gold equivalent)
7
126.6
0.9 g/t
– 0.5%
6.79 8.72 90.6
1.0 g/t
– 0.5%
5.49 4.64
Total Precious Metals equivalent
329.8 21.6 23.5 90.6 5.5 4.6
Attributable Precious Metals
equivalents
291.4 19.4 21.0 73.1 4.4 3.74
Total attributable to Gold Fields
1,077.2 174.5 199.0 558.9 64.8 79.3
1
@ 1.0 g/t cut off
2
Resources within 450 US$/oz (Au) – 1.00 US$/oz (Cu) Pit Shell
3
Excludes Copper Resources of 121.9 Mt @ 0.5% Cu contained 1,327 M lbs Copper
4
Reserves within 375 US$/oz (Au) – 0.9 US$/lb (Cu) Pit Shell
5
Excludes Copper Reserves of 90.6 Mt @ 0.5% Cu containing 1,068 M lbs Copper
6
Managed, unless otherwise stated
7
Includes both gold (as reported above) and copper equivalent ounces (copper revenue converted to gold equivalent ounces)

Gold Fields
Sustainable development

Sustainable

INTRODUCTION
This year we remained focused on the continued
proﬁtability of our business while, at the same time,
addressing the needs and values of the society within
which we operate.
During 2005, we focused on developing the level of
understanding and trust between our operations and
stakeholders. In August 2004, we held our ﬁrst Sustainable
Mining Workshop in partnership with the International
Finance Corporation. It was attended by 53 managers from
across the Group including health and safety, mining
engineering, training and development, environment and
community relations. The workshop aimed at building
capacity and gaining a better understanding of sustainable
development in the mining environment.
We again participated in the JSE’s Socially Responsible
Investment Index and were ranked in the top 20 per cent
of high environmental impact companies that qualiﬁed for
the Index. It is important to us that this Index remains a
signiﬁcant contributor to the corporate citizenship debate
in South Africa.
Our environmental performance is monitored through the
ISO 14001 audits on an ongoing basis and we are pleased
to report that all Gold Fields’ sites in South Africa were re-
certiﬁed against the new ISO 14001:2004 guidelines while
the international operations have retained their ISO 14001
certiﬁcations. Gold Fields Exploration Division has been
recommended for ISO certiﬁcation.
We have developed open and honest communication with
all our stakeholders. During Harmony’s hostile bid, we
received welcome support from the communities in which
we operate, and from our suppliers, contractors and local
administrative structures.
The Gold Fields South Africa Foundation contributed
R24 million to community projects around our mining
operations and in areas from which we draw labour. The
Gold Fields Ghana Foundation contributed R10 million and
The Gold Fields Australia Foundation a further R700,000
towards community development projects. During F2006
the focus will be on investing in sustainable community
projects that contribute to education and skills development, poverty alleviation and sustainable livelihoods, the health
and well being of our communities in all operating regions.
One such project is a job creation project in Westonaria,
the Paragon Project, that employs disabled former
employees from the operations. It specialises in the
manufacture of safety equipment, backﬁll bags, clothing
and other items for use on our mines. At present the
factory employs 22 people on a sustainable basis and
additional outlets for its products are envisaged with the
prospect of additional job opportunities.
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Sustainable development

The Group’s various operations manage their health and
safety to ensure the wellness of their employees and the
sustainability of its operations. The control and eventual
elimination of all hazards in the workplace require a team
effort involving the active participation of all stakeholders.
There was an overall improvement in safety performance
during F2005. Damang mine was awarded the Ghana
Chamber of Mines Safety Shield as the safest mine in
Ghana. Beatrix mine achieved a three million fatality-free
shifts which is a ﬁrst for any of the Group’s operations.
The Full Compliance Health and Safety programme is the
primary vehicle for delivering best practices in health and
safety management at the Group’s South African
operations. As part of this programme, a Du Pont peer
review was conducted at all the Group’s operations to
identify areas for further improvement of health and safety
management. The ﬁndings emphasised the imperative of
complete employee involvement in recognising and
reporting unsafe conditions and avoiding a repetition of
events that gave rise to previous injuries and accidents.
The Group’s Australian operations continued to promote a
site-wide culture of improving safety performance by fully
integrating safety and health management into normal
business practice. These operations established a risk-
based approach to health and safety management
reinforced by the implementation of AS4801 and Critical
Hazard Standards. They concentrate on the continuous
improvement of the system through ongoing simpliﬁcation
and developing a more sustainable approach.
74
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Health and safety

The health and safety management system at Tarkwa is in
the process of being certiﬁed OHSAS 18001.
GROUP SAFETY PERFORMANCE
Fatal injury frequency rate
In F2005, 26 employees (F2004: 37 employees) lost their
lives in mining-related accidents. This constitutes a fatal
injury frequency rate of 0.18 per million hours worked
(0.27 in F2004), which is the lowest rate recorded by the
Group. One employee lost his life at Tarkwa mine, the rest
occurring at the Group’s South African operations. The
Australian operations and Damang have maintained their
record of zero fatalities since being acquired by Gold Fields.
Falls of ground caused 60 per cent of the fatalities at the
South African operations. Thirty-two per cent of these
fatalities were gravity related and the other 28 per cent due to seismic events. Systems are in place to identify root
causes and remedial actions are implemented accordingly.
Days lost frequency rate
Days lost resulting from accidents in the Group was
reduced by 7 per cent from 410 to 382 per million hours
worked. Improved performance can also be attributed to
post-injury management involving intensive rehabilitation
exercises to ensure that when individuals return to the
workplace after an injury they are physically ﬁt to continue their particular work function.
Lost day injury frequency rate
The lost day injury frequency rate (LDIFR) for the Group
improved from 14 to 13 per million hours worked. A
signiﬁcant improvement in LDIFR was recorded at Agnew,
Beatrix and Damang mines. Tarkwa’s safety record saw a
remarkable improvement during F2005 with total lost day
injuries reducing to 7 from 12 in the previous year. Various interventions such as Stop, Fix and Continue as well as
Take Time – Take Charge are integral to normal day-to-day
management of safety.
OCCUPATIONAL HEALTH
The past year has seen the integration of the Occupational
Medicine discipline with Occupational Hygiene and
Occupational Safety in order to promote a more holistic
approach to Occupational Health in the Group. This is in
keeping with international best practice allowing for more
informed recommendations by the occupational health
discipline to Group management regarding occupational
health matters.
Medical surveillance for the Group’s South African
operations is conducted at appropriately equipped
occupational health centres at the Kloof and Driefontein
mines in the West Witwatersrand region, as well as at the
St Helena occupational health centre in the Free State.
Well qualiﬁed occupational health nurses and doctors at
each of these centres carry out this function.
At the Group’s Australian operations, a range of routine
medical assessments, focusing mostly on hearing and health
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za

(continued)
PROJECT 28.5°C
During F2001, a decision was taken to improve the
underground working environment at the Group’s
South African operations from a heat stress point of
view and to this end a design target was set at a reject
wet bulb temperature of 28.5°C. This has improved
both health and safety performance as well as
productivity. The following improvements were made
during F2005.
• Beatrix
A major change in the Beatrix 2 shaft was introduced
resulting in reduced equipment and energy
requirements and improved working conditions. At
Beatrix 4 shaft, a conventional ventilation system
replaced the recirculation system with resultant
improved working conditions and reduced energy
costs. At Beatrix 1 shaft, the installation of booster
fans has improved face conditions and continues to
reduce auxiliary fan requirements.
• Driefontein
At Driefontein 5 shaft, the installation of a surface
bulk air cooler was completed and a system of
underground refrigeration plants, together with a
closed loop cooling arrangement are being
commissioned. An ammonia plant was
commissioned at Driefontein 1 shaft and the total
water reticulation of the cooling system will come
into effect on the completion of pumping
arrangements.
• Kloof
At Kloof 4 shaft, ammonia refrigeration machines
were installed to super-cool the chilled service
water to 1.0°C and a surface bulk air cooler with
additional ammonia plants were commissioned. A
number of innovative hydropower cooling devices
were introduced doubling the effective hydro
cooling power availability.
functions, monitors the impact of operational health hazards on employee health in line with legislative requirements.
The mainstay of the Group’s occupational medicine
discipline remains medical surveillance aimed at health
screening, appropriate work placement, early detection
and the prompt referral of occupational diseases. A total of
60,749 examinations were performed on mine employees
and contractors at the Group’s three local occupational
health centres (OHCs) during the past ﬁnancial year. These
comprised 10,450 initial, 42,800 periodical and 7,499 exit
examinations.
The medical surveillance programme is improved
continuously through ongoing training and professional
development of occupational health staff, the reﬁnement
of the integrated hygiene, safety and medicine information
system (Palladium) for the Group’s South African
operations, and the implementation of modern technologies
such as the latest audiometric and digital radiography
systems. These enable improved early and accurate
detection of abnormalities, and safe and conﬁdential
storage of medical records.
The implementation of a standardised, sensitive, gender
neutral and objective rehabilitation and functional work
capacity test battery at the Group’s South African
operations will allow for more conﬁdent placement of
employees on a basis which marries health, safety and
medical considerations with worker ability and the
inherent requirements of an individual’s job. This will also improve the rehabilitation prospects of ill and injured
employees, reduce convalescence time and increase
ﬁtness of employees on re-entry to the work
environment.
Health and safety

The submission of compensation claims arising
from occupational diseases is done in accordance with
applicable legislation, while reporting on occupational
diseases and disease trends assists in adjusting strategies
and interventions aimed at reducing and preventing these,
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
77
ESCAPE AND RESCUE
Underground ﬁ re protection is of vital importance in
mining operations around the world and South African
mines play a leading role in this respect. A total of
21 ﬁ re incidents was reported in F2005 of which
14 occurred at our South African operations with the
remainder at the international operations. Six of these
were classiﬁ ed as major incidents necessitating the
implementation of pre-planned emergency procedures.
There are some 722 equipped underground refuge
chambers in the Group. In addition, all underground
workers at Gold Fields’ operations are equipped with
self-contained self-rescuers and key personnel carry
portable gas monitors to provide early warning of the
presence of harmful gases. Practice escape drills are
conducted on a regular basis during simulated
conditions and 1,215 employees successfully escaped
to refuge chambers during actual ﬁ re emergencies
without any serious injury or deaths.
where possible. The most prevalent occupational diseases
in the gold mining industry are Cardio Respiratory
Tuberculosis (TB), Noise-induced Hearing Loss (NIHL),
Silicosis and Chronic Obstructive Airways Disease (COAD).
The following graph demonstrates the percentage of each
of these conditions as a proportion of the total diagnosed.
Tuberculosis
The incidence of TB remains relatively constant. This is
largely attributable to the effects of HIV infection on the
workforce.
Efforts to control TB remain a priority for the Group, with
emphasis on active and passive case ﬁ nding, Directly
Observed Therapy (DOT) and the use of internationally and
nationally approved treatment regimes. These interventions
are aimed at detecting infection as early as possible,
improving adherence to treatment, increasing cure rates
and interrupting the spread of infection.
Silicosis and COAD
The graph below demonstrates the relative stability of
Silicosis and COAD rates over recent years. In the South
African operations, the respirable silica dust concentration is on average 65 per cent below the occupational exposure

limit set by the Department of Minerals and Energy. The
Group’s South African operations have been actively
involved in developing and implementing strategies to
eliminate Silicosis and COAD. In this regard, the South
African mining industry has agreed certain occupational
health and safety milestones with the South African Mine,
Health and Safety Council.
In Australia, the Department of Industry and Resources
sets a quota of annual samples to monitor airborne
contaminants at the Group’s Australian operations. These
operations comply fully with all departmental requirements
and additional monitoring of other pollutants is also
undertaken.
78
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Health and safety  (continued)
EMERGENCY
PREPAREDNESS
AND RESPONSE
•   Ghana
Tarkwa has a full-time medical response team with
employees also providing ﬁrst aid training to the
standards of the St John Ambulance. The mine has
taken delivery of self-contained breathing apparatus
and ﬁre suits. It has also trained employees of the
Ghana Civil Aviation Rescue Fire-ﬁghting School.
Fire drills and evacuation exercises were conducted
at both mines.
•  Australia
Agnew Gold is well positioned to respond effectively
to all emergencies as it is located close to other
external mining operations and the local township
provides access to good supporting emergency
resources such as ﬁre, ambulance and medical
facilities. Fully equipped and trained mine rescue
teams are available to undertake ﬁre-ﬁghting,
search and rescue, ﬁrst aid, vertical rope rescue,
and they are also equipped with long-duration
underground breathing apparatus.
It should be borne in mind that Silicosis and COAD are
diseases with very long latency periods and that the
success of interventions aimed at reducing occurrences is
only evident after some years have elapsed.
Noise-induced Hearing Loss
At the Group’s South African operations NIHL rates have
shown a decrease over recent years. This is partly due to
”normalisation” after a change in the legislative criteria for diagnosis of NIHL in 2003, and partly due to the Group’s
hearing conservation programmes in place at these
operations. The identiﬁcation of noise sources and the
demarcation of noise zones are ongoing.

Award
Mine operation
Best safety performance for surface
operations
Beatrix
Best improvement in shift loss
frequency rate
Driefontein
Lowest lost time injury frequency rate
– including underground and surface
workplaces
Beatrix
Lowest fatal injury frequency rate –
including underground and surface
workplaces
Beatrix
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
79
Further, the Group continues to support and is actively
involved in research initiatives aimed at understanding and
reducing the burden of occupational diseases.
Achievements and awards
The following operations achieved a million or more
fatality-free shifts during the year:
•  Beatrix North and South achieved three million
underground fatality-free shifts on 5 June 2005;
•  Beatrix North and South achieved three million total
mine fatality-free shifts on 4 February 2005; and
•  Damang achieved 2.5 million fatality-free shifts and has
not had a fatal accident since being acquired by Gold
Fields.
Furthermore, all Australian operations have been
fatality-free since 2002.
The Beatrix Division won the prestigious Chairman’s Award
in 2005, for improvements to and the renewed vigour
displayed with their safety and health initiatives at the
operations.

Our policy of investing in the communities in and around
our operations and in labour source areas, is part of the
Gold Fields tradition and has been extended to communities
at our operations in Ghana and Australia.
DEVELOPING COMMUNITIES IN SOUTH AFRICA
The communities where our operations are located form part
of local or district administrations entrusted with their
development having their own Integrated Development Plans
(IDPs). Gold Fields proactively engages with these
communities to generate beneﬁts such as employment
opportunities, skills development and poverty alleviation. To this end, we have initiated formal structures to engage local stakeholders in order to understand their IDPs and determine our level of participation in these programmes.
During F2005, our efforts on the West Rand and in the Free
State were focused on building relations with the local
councils and municipalities. This resulted in the establishment of joint working committees each consisting of mine
Community Social Investment Committee members and
local council members. Project plans are being ﬁnalised by
the project champions drawn from the two stakeholder
parties for implementation during F2006.
80
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Community
relations

’
Some of the projects to which The Gold Fields South Africa Foundation has contributed this year are listed below.
Province/country
Town/village
Service provider
Project description
Investment
(R)
Eastern Cape
Province
Grahamstown Rhodes University
Environmental education and
sustainable development
projects
1 050 000
Eastern Cape
Province
Ukhahlamba TEBA Development
Agricultural project crop and
animal farming skills
improvement programme
2 000 000
Gauteng
Carletonville
Merafong
Gold Field’s Nursing
college
Training professional nurses
and healthcare workers in host
and sending communities
1 245 000
Gauteng
Carletonville
Merafong
Nursing college
START programme: training
equipment small part of
training
60 000
Gauteng Vanderbijlpark
Vaal Triangle
Technikon
Library refurbishment 1 000 000
Gauteng
Westonaria and
Merafong
National Business
Institute
Education quality improvement
programme skills improvement
for teachers
899 190
KwaZulu-Natal Nkandla
Mnyakanya
Secondary School
Additional classrooms, science
lab, multi-purpose hall,
administration block
6 000 000
Limpopo Polokwane
Doasho Secondary
School
Additional classrooms,
lab and administration block
549 560
494 478
Western Cape Hermanus Enlighten Edu Trust Additional classroom 50 000
National
Merafong,
Westonaria,
Masilonyana
Matjhabeng
Edumap Edu Trust
Academic enrichment
programme post-matric
bridging programme
380 000
PAST Paleo-
anthropological
Scientiﬁc Trust
Funding research on the origins
of humankind
150 000
Lesotho
Mafeteng and
Mohales Hoek
TEBA Development
Mafeteng Agric Dev
Programme
2 000 000
Mozambique National TEBA Development
Home-based care programme
for terminally ill
2 000 000
TOTAL ABOVE
PROJECTS
17 878 228
TOTAL
GOLD FIELDS
FOUNDATION
PROJECTS
23 972 430
FUNDING
Community development projects are funded through The Gold Fields South Africa Foundation according to a formula based on 0.5 per cent of pre-tax proﬁts and R1.00/US$1.00/A$1.00 for every ounce of gold produced in South Africa,
Ghana and Australia respectively. During F2005, we invested R24 million in southern Africa, US$1.6 million in Ghana and
A$150,000 in Australia. Over the past ten years, this has totalled in excess of R150 million.
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Community
relations
(continued)
LIVING GOLD
Gold Fields’ Living Gold project was initiated at the end
of calendar 2002 with an initial R75 million investment
in the South African cut-ﬂower industry. The business
plan envisaged an export-oriented operation with sales
predominately targeting Western European markets.
The rationale was to establish a job-creating,
economically sustainable community investment
project in the Carletonville area in which Gold Fields’
Driefontein mine operates. Living Gold operates in
partnership with the Industrial Development Corporation
which owns 40 per cent of the company.
The initial facility comprises a 10 hectare rose production
and propagation facility, providing 320 direct jobs while
generating further down-stream employment
opportunities. Its ﬁrst roses were exported at the end of calendar 2003 and full production has now been reached with the export of 23 million stems generating an annual turnover of approximately R44 million. It will be the largest producer of cut-ﬂowers in South Africa supplying approximately 12 per cent of the local market.
During F2005, Living Gold adjusted its export marketing focus away from the overtraded Western European market based in the Netherlands, to the more lucrative yet demanding markets of the United States, Japan, Australia and
Eastern Europe. The strengthening of the rand also saw tighter international competition and lower margins overseas, which necessitated the successful entry into the domestic market. Living Gold products have acquired an international reputation for their consistent quality and quantity, supplying world-class product throughout the year.
The project, located between Carletonville and Khutsong, supports the Integrated Development Plan of the West
Rand District Municipality and forms the nucleus of a future agricultural hub in the district.
A former hydroponics project, Golden Produce, also in the Merafong area is currently being re-aligned to the cultivation of ﬁller plants which will serve as the basis for bouquet lines, providing added value to Living Gold’s roses. This project currently employs 30 people, many with Gold Fields afﬁliations, and is expected to reach full production by the end of calendar 2005.
In addition, the Living Gold project has provided a stimulus for local service providers such as transport, the manufacture of potpourri from waste petals, and compost from off-cut material. A local brickmaking enterprise is currently researching the opportunity of utilising the plant’s boiler ash.
During F2005, the Living Gold operation contributed to the local community as follows:
Direct wages and salaries R12,739,282
Paid to informal service providers R 4,654,546
Paid for municipal services R 2,504,670
The sustainability of Living Gold, in contrast to many other purely philanthropic community investment projects, lies in the fact that it has proved itself to be market-oriented and commercially viable.
Living Gold outlook
During F2006, the expansion of the facility from 10 hectares to 23.5 hectares is anticipated. This will be achieved by attracting third party investment to ﬁnance the expansion. This will increase capacity to approximately 4.5 million stems per month or 54 million per annum. Employment will increase from 320 to 500 direct employees.
The longer term plan is to increase production to 100 hectares employing 1,500 employees of whom approximately
65 per cent will be female. Living Gold is proving its potential of providing the foundation for a future West Rand agribusiness hub that will form a growth point for the district and its communities.
Gold Fields has taken the concept of creating commercially viable agribusiness projects one step further by forming
Agrihold, to provide the beneﬁts associated with sustainable development.
Agrihold has been formed to create an investment vehicle to address the needs of the industry and other sectors of the economy in terms of charter obligations and more general socio-economic upliftment initiatives, but with a speciﬁc commercial intent to ensure true economic sustainability into the future.
It is proposed that Gold Fields will reverse its shareholdings, with a value of approximately R100 million, in its existing suite of agribusinesses into Agrihold thus forming the cornerstone of the new holding company and enable other companies to capitalise on the existing management capacity, and also diversify on a geographic and product basis.

Building communities in Ghana
In Ghana, support for community development continued
during F2005 with funding for infrastructure to address
needs of communities around our operations in the areas
of health, water and sanitation, education, and livelihood
training for family income enhancement. We are exploring
potential partnerships with organisations possessing
complementary expertise and/or resources to assist with
programmes to address pressing community development
needs. Relationships have been formalised with the World
Health Organisation (WHO), USAID, Department for
International Development DFID), Opportunities
Industrialisation Centres International, and TechnoServe.
Established programmes for frequent consultation with
stakeholders at the community, district, and government
level continued.
Working through the Ghana Chamber of Mines, Gold Fields
initiated the establishment of a Sustainable Development
Forum to facilitate improved dialogue between industry,
government, donor agencies, NGOs and community
leaders, and improved co-ordination of development
activities in mining areas.
Mining operations in Ghana have a predicted lifespan of
over 20 years. However, when these operations are ﬁnally
closed, alternative business activities will be needed to
sustain the present economic viability of the district. During
F2005, a range of potential large-scale agribusiness
opportunities were assessed in a formal study and
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Gold Fields Limited Annual Report 2005
83
MAKING PREGNANCY
SAFER INITIATIVE
The Millennium Development Goals formulated at the
UN’s Millennium Summit in 2000 identiﬁed reduction
of child mortality and the improvement of maternal
health as critical actions necessary for social and
economic development. The WHO has identiﬁed the
Wassa West District in Ghana, where both the Tarkwa
and Damang mines are located, as one of the areas
with a pressing need for improvement in health care
delivery and outreach to pregnant mothers and
mothers with children.
The WHO’s Making Pregnancy Safer initiative was
launched in 2002 to meet these needs, with the goal of
reducing the maternal mortality ratio per 100,000 in the
district from 540 to 200. The Gold Fields Ghana
Foundation has been the leading sponsor of this initiative,
making major contributions towards critically needed
infrastructure for the project. Gold Fields has constructed
two rural clinics with maternity blocks, and in 2004
constructed a further maternity block for the Tarkwa
District Hospital. It also ﬁnanced the construction of a
maternity block for an existing rural clinic, and provided
medical supplies and equipment to rural clinics.
The District Hospital was built in 1881 and the historic
maternity block was extremely congested having
inadequate bed space, lack of privacy for women in
labour, and poor sanitary conditions. Gold Fields
constructed a modern 0.2 acre facility and partnered
the Ghana Health Service in supplying equipment. The
new facility has two operating theatres, two delivery
rooms, 40 beds, a labour room, three wards and
doctors’ and nurses’ ofﬁces. The Gold Fields Ghana
Foundation, through donations from local business
partners, funded training programmes presented by
the WHO in 2004 for health providers in rural
communities designed to reduce unwanted
pregnancies by improving access to family planning
services. In total, Gold Fields has also constructed
94 wells and boreholes and 29 stand pipes in rural
communities, including a further 28 in F2005, to ensure
that safe potable water is available to mothers and
children. Diarrhoea and other water-borne diseases are
a major cause of death among children in the district.
Gold Fields’ support of Making Pregnancy Safer and
other health initiatives has contributed signiﬁcantly
towards ensuring a healthier future for women and
children in the Wassa West District.

screening process to identify the most commercially viable
business for the Tarkwa area. It emerged from this study
that oil palm has an excellent potential to ﬁll the economic void after the mine’s closure due to high Ghanaian and
regional demand, its proven agriclimatic suitability, the
availability of local knowledge, its suitable employment
characteristics, and other salient factors. Technical
feasibility studies were commissioned to facilitate the
further evaluation of oil palm as a long-term agribusiness
opportunity, which will include the identiﬁcation of potential partners in such a business venture.
RESETTLEMENT
Resettlement in Damang
The mine plan at Damang continues to undergo updates
and changes with modiﬁcations to the processing plant,
the opening of new open pit mining areas, and an increase
in the rate at which ore is processed to extend the life of
the operation, thereby yielding longer term beneﬁts for all
stakeholders including government and the local
communities. Subsistence farming, based on small villages
and settlements, is the historic form of land use in many
areas of the mining lease. In some cases, the development
of open pit mining areas results in the need to resettle
persons living in such communities. The developments at
the Kwesi/Lima, Amoanda, Tomento and Lima South open
pits have had such effects, with affected persons choosing
to be relocated to other nearby towns and villages.
84
Gold Fields Limited Annual Report 2005
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Community
relations
(continued)
The overriding objective of Gold Fields’ resettlement
process at the Damang mine in Ghana is to ensure that the
development of the mine will have little or no negative
socio-economic or environmental impact on the lives of
the people affected by the mine.
Gold Fields Ghana’s resettlement programmes are guided
by the following principles:
•  Fair and transparent negotiations designed to ensure the
maximum participation of affected people, traditional
authorities, regulatory and local government institutions;
•  Adherence to the laws of Ghana with emphasis on human
rights as well as, mining, environmental, and settlement
planning;
•  Replacement structures should represent visible and
material improvement over old structures;
•  Opportunities must be provided for resettled communities
to continue their economic activities with minimal
interruption and with the potential improvement of the
living standards of those affected; and
•  Facilitate safe and timely project implementation with
minimal environmental and socio-economic disruption.
Resettlement programmes are planned and managed by
the Local Affairs Department at Damang. The department
utilises the expertise of local government institutions and
consultants, whenever required. A key component of the
resettlement process is the establishment of a steering
committee for each project, consisting of:
•  Persons proposed for resettlement;
•  Damang mine ofﬁcials;
•  Traditional authorities of the area;
•  The Wassa West District Assembly, including the
assemblyman of the local area;
•  District and/or Regional Environmental Protection Agency;
and
•  The Mines Department.
Artisanal mining
In F2005, Gold Fields partnered with DFID to design and
implement a pilot scale programme aimed at addressing
environmental, health, safety and economic sustainability

issues associated with artisanal mining activities in Ghana.
Estimates indicate that this sector provides a livelihood for as many as 300,000 Ghanaians including those from areas
adjacent to our mining operations. Mercury usage and
child labour are but a few of the problems that this pilot
programme aims to address.
Contributing to the communities in Australia
The Gold Fields Foundation in Australia has the objective of contributing to the long-term sustainability of communities
in Australia where Gold Fields operates. The Gold Fields
Foundation has made a signiﬁcant contribution to these
communities and continues to foster mutually beneﬁcial
relationships with them. At each of its operations, it
welcomes and encourages community representatives to
discuss issues of mutual interest. These include matters
such as environmental management, employment
opportunities, land access and development.
Both the Agnew and St Ives operations have established
links with local schools and provide opportunities for students nearing the end of their secondary schooling to gain work
experience through day release or similar programmes. The
Foundation is also a major sponsor of the Curtin University
programme aimed at encouraging students to consider
careers in the mining and mineral processing industries
through site visits and contact with industry professionals.
Through our local community donations programmes, The
Foundation contributes to the development of social, sporting, educational and entertainment facilities. Major institutions, including the Princess Margaret Children’s Hospital, receive
ﬁnancial support from The Foundation and through fund-
raising efforts by our staff. Charitable organisations, including the Australian Red Cross and Lifeline have also beneﬁted
from its efforts.
Numerous local sporting groups are provided with ﬁnancial
support to cover the cost of outﬁts, coaching, equipment
and travel. The Foundation has also made signiﬁcant
contributions to the upgrading of sporting facilities and has committed itself as a major contributor to the new Kambalda
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Gold Fields Limited Annual Report 2005
85
Recreation Centre. When completed, local residents will
enjoy a ﬁrst class sporting and entertainment facility located centrally within the community.
The Gold Fields Australia Foundation has sponsored a
number of student scholarships at the Western Australia
School of Mines and also offers them vacation and post-
graduation employment opportunities. Funding is also
provided to the Graham ‘Polly’ Farmer Foundation that
assists aboriginal students with educational programmes
and work experience to help them successfully complete
secondary school.
A major project aimed at utilising solar technology in rural areas of Australia is also supported through the Gold Fields
Australia Foundation. The successful development of this
technology holds wide-ranging beneﬁts for the environment
and the people living and working in these regions.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Gold Fields’ human resources philosophy is aimed at
attracting and retaining key talent, thereby developing a
pipeline of fully performing individuals and teams at all
levels from the underground stope face, to the Executive.
Employee competence and motivation, sound employee
and community relations, and strong leadership are the
primary determinants of full performance.
Gold Fields employs more than 41,500 permanent
employees in South Africa, 321 in Australia, 2,000 in Ghana,
36 in Peru and a further 85 are active in exploration and
project development activities across the world. We comply
with the legal requirements of the countries within which
we operate, and adhere to Gold Fields’ policies and the
Value Charter to provide guidance and direction regarding
human rights and ethical codes of conduct.
At our South African operations, there is a signiﬁcant
congruence between the employment initiatives within
Gold Fields on the one hand, and the related requirements
of the Mining Charter on the other, with the charter
providing a sociopolitical context for these initiatives. The
Mining Charter and our agreements with organised labour
set speciﬁc goals in the areas of human resource
development, employment equity, migrant labour, and
housing and living conditions of employees. We are
conﬁdent that we will achieve these goals within the time
frame stipulated by the charter.
DEVELOPING INDIVIDUALS AND TEAMS
The technical, behavioural and life skills required of Group employees, are provided within Gold Fields’ own
comprehensive development framework comprising the
Gold Fields Academy (GFA), the mine Education, Training
Human
resources

and Development (ETD) Centres, and approved external
institutions. The academy has been fully accredited by the
Mining Qualiﬁcations Authority (MQA), and has achieved
ISO9001:2000 status. The mine ETD Centres operate
under the umbrella of the accreditation of the GFA. During
F2005, the South African operations spent a total of
R133,4 million on employee training and development
programmes; the Ghana operations an estimated US$865,000;
and, the Australian operations approximately A$1.06 million.
Highlights of human resource development for the year
include the successful introduction of instruction by
e-learning, the inclusion of management and supervisory
skills as mandatory elements in technical certiﬁcation, the
transition from the traditional apprenticeship model to the
new learnership model, and the achievement of the MQA
accreditation and ISO status.
There is a growing recognition by the mining industry and
government, of the high quality of GFA programmes. The
GFA is becoming a preferred provider of technical training
to the mining and related industries. The intention is to
transform the GFA to address the education and training
needs of both Gold Fields and the industry at large while
deriving strong revenue ﬂow from its external activities.
OPERATIONAL EXCELLENCE MODEL
Gold Fields recognises that labour productivity is a key
factor in improving the economic performance. The catalyst
for this developing culture is the Group’s Operational
Excellence Model, which emphasises high performance
by committed individuals and teams in conducive work
environments.
The major drivers for improved labour productivity are
improved literacy levels for lower grade employees, the
quality of technical, managerial and leadership skills, and
employee motivation. We have also identiﬁed the signiﬁcant
effect of logistics and physical workplace factors on the
ability of employees to perform effectively and seek to
address these issues through the theory of constraints and
improved occupational health management focus.
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Gold Fields Limited Annual Report 2005
87
MANAGING AND DEVELOPING LEADERSHIP
Gold Fields is well advanced by having well-integrated
systems to manage leadership performance and to ensure
that management competency shows continuous
improvement.
The Integrated Manager System (TIMS) ensures that
individual objectives set for managers closely support the
Group’s business objectives, and that regular dialogue and
evaluation of the performance of individuals will receive
fair management acknowledgement and reward.
The management review system, which draws upon TIMS
for information regarding the developmental needs of
managers, has become a well-entrenched tool for building
leadership capacity and ensuring that the talent pipeline for succession is identiﬁed and nurtured.
EMPLOYEE RELATIONS
Gold Fields has maintained constructive relations with all
representative unions over the past ﬁscal year. Some
78 per cent of the permanent employees at our South
African operations are members of registered unions. The
majority of these unionised members is represented by
the National Union of Mineworkers. In Ghana
1,377 employees are represented by the Ghana Mine
Workers Union.

The level of industrial action in the Group remained low
during F2005 with only one day lost to strike action in South
Africa. The COSATU political protest action (one-day national work stoppage) that took place on Monday, 27 June 2005
was supported by approximately 30 per cent of our
workforce. In Ghana, the move to owner mining was
achieved without any employee-related incidents.
For some time, we have been engaged in an interactive
process with all organised labour parties in order to ensure a continuation of a stable labour relations climate. Efforts to reduce the impact of individual labour disputes in South
Africa are showing results and our programme to improve
on this will intensify over the next year.
Various agreements with organised labour have been
concluded, and it is envisaged that further improvements in
the employee relation’s environment will emerge through
more regular interaction with our union representatives
during workshops and joint issue-based forums.
During F2005 a total of 224 (F2004: 201) claims related to
wrongful termination and other alleged unfair labour
practices were referred to the Commission for Conciliation,
Mediation and Arbitration, and the Labour Court. In 91.5 per
cent of cases, judgements were awarded in Gold Fields’
favour. Grievance procedures exist at all operations backed
by disciplinary codes and procedures. When internal
grievance channels are exhausted and a grievance remains
88
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Human
resources
(continued)
unresolved, the individual can refer the matter to the
statutory external dispute resolution mechanism.
WORKPLACE EQUITY AND DIVERSITY
Percentage targets for HDSAs in South Africa
Occupational category
June
2003
Actual
June
2004
Actual
June
2005
Actual
June
2005
Target
June
2008
Target
Senior management
14
16
15
24
40
Professionals
56
56
57
52
57
Technicians and associated
professionals
45
48
50
44
50
Clerks
97
96
96
95
94
Service and sales
97
96
96
97
96
Craft and related trades
53
55
57
49
53
Plant and machine operators
100
100
100
98
97
We have made steady progress in promoting diversity in
the workplace, with the aim of ensuring that our operations
are representative of the communities in which we
operate. This is especially relevant at our South African
operations as we address the inequalities of the past and
strive to create a transformed Gold Fields reﬂecting South
African demographics.
Our employment equity strategy in South Africa is to
identify HDSAs with the required potential and to
consciously prepare them for appointment to management
positions through structured individual development
programmes. At the South African operations, signiﬁcant
HDSA representation in the C-band augurs well for
progressing such candidates to the next level. During
F2005, 89 per cent of learnerships and 77 per cent of
bursaries were awarded to HDSAs.
Champions allocated to each aspect of the Mining Charter
drive our Mining Charter strategies as discussed with
unions and associations in June 2004. The Transformation
Manager assists these champions when and where
necessary. The Vice President and senior managers of
each South African operation or service organisation report
progress on transformation to the Transformation Steering
Committee on a quarterly basis.

The promulgation of the Minerals and Petroleum Resources
Development Act on 1 May 2004 gave rise to an increased
impetus to the representation of women in the Group.
Each operation has developed and continues to reﬁne
plans to eliminate conditions mitigating against the
employment of women in core mining positions.
All our operations are committed to developing local
management. In Ghana, the localisation programme has
been accelerated, using the opportunity offered by the
work changes at Tarkwa to add 37 Ghanaians (F2004:
14 Ghanaians) to management positions.
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Gold Fields Limited Annual Report 2005
89
ACCOMMODATION AND NUTRITION
In South Africa, Gold Fields provides single accommodation
and catering to some 26,000 employees, the majority of
whom are migrant workers. Following a survey of employee
requirements, Gold Fields is upgrading existing single
accommodation on mine property, is converting certain
single accommodation to family units, and is promoting
home ownership options for employees. Financial provision
has been made to extend the current phase of the initiative
over the next ﬁve years.
We have also implemented a comprehensive plan to
improve the previous catering dispensation for employees
in single accommodation by inter alia improving food
menus, increasing kitchen staff competencies and tightly
negotiating procurement contracts.
REMUNERATION
A gross remuneration model was implemented for senior
ofﬁcials and corporate ofﬁce staff which will be extended
to lower level ofﬁcials through negotiation with the
recognised unions and associations to miners and artisans
at the South African operations and service organisations.
An alternative medical scheme designed for lower grade
South African employees and their dependants is being
developed in conjunction with organised labour to provide
more balanced conditions of employment.
The new SolitGold Payroll and Human Resource system has
been implemented at all South African operations, service
organisations and ofﬁces, except for the Gold Fields’ hospitals and the corporate ofﬁce. Full implementation of the system
will allow human resource professionals to concentrate on
the development of our people, the generation of reports and monitoring of trends, and will promote better management of
the deployment and costs of labour.
02
700 -
600 -
500 -
400 -
300 -
200 -
100 -
0 -
Management
profile by race
in South Africa
05
■
White
■
Black
03
04
02
700 -
600 -
500 -
400 -
300 -
200 -
100 -
0 -
Management
profile by gender
in South Africa
05
■
Male
■
Female
03
04

During F2005, we continued to implement our vision of
limiting the impact of HIV/Aids on our employees, their
families and communities in order to sustain our operations
and safeguard the welfare of the communities in which we
operate.
The current prevalence rates for South Africa indicate that
just over ﬁve million people of the 46 million South Africans were HIV positive in 2004, translating to a total prevalence rate of 11 per cent
2
. The Aids pandemic in South Africa and
neighbouring countries remains a serious threat to the
economically active population.
Gold Fields has a comprehensive strategy against HIV and Aids. The Gold Fields strategy is based on three main pillars:
1. Prevention of new infections;
2. Support and treatment of HIV infected employees;
and
3. Rehabilitation and support, including home based
care, for those infected individuals who are no longer able to work.
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Gold Fields Limited Annual Report 2005
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HIV/Aids
�����������

PREVENTING AN INCREASE IN WORKPLACE AND
COMMUNITY PREVALENCE
Prevention remains the cornerstone of Gold Fields’
anti-HIV/Aids strategy. All our employees are made aware
of the dangers of HIV/Aids through annual induction
training, the efforts of our 800 peer educators, awareness
events and through a new e-learning initiative piloted at
Kloof during F2005. A person-to-person education and
training strategy was adopted in April 2005 coinciding with
the national initiative to communicate with employees on a
more personal basis. The use of condoms outside faithful
relationships remains the most effective method of
preventing infection, with 1.2 million condoms having been
distributed to employees and communities in F2005.
Education and training also includes universal precautions,
post-exposure prophylaxis for occupational injuries and
rape, and the prevention of mother to child transmission
for HIV-positive women. In addition, our awareness and
education strategy includes the daily safety and toolbox
meetings that includes discussions on HIV/Aids awareness
and education.
MANAGING SEXUALLY TRANSMITTED INFECTIONS
We provide a 24-hour service for the management of
sexually transmitted infections (STIs) through our
healthcare network of primary health care clinics and
hospitals located in and around our operations. This is
augmented in all our host communities by the extensive
education, training, screening, treatment and preventative
therapy regarding STIs among people at high risk. We
undertake this in partnership with other mining companies,
spheres of government, the National Health Laboratory
Services, USAID and NGOs. Reducing the STI load on our
employees concomitantly reduces the risk of HIV infection
by up to tenfold. We managed to reduce the incidence of
STIs from 193 per 1000 employees per year in 1986 to
96 per 1000 employees in F2005.
SUPPORTING HIV POSITIVE EMPLOYEES
Gold Fields employees are encouraged to know their HIV
status. Informed, consented, voluntary counselling and
testing (ICVCT) is provided on-site at the mine-based
medical stations and our hospitals in South Africa.
From the total number of 43,942 employees currently
employed 6,578 have volunteered for testing and know
their HIV status.
Employees who test HIV positive are encouraged to enroll
in the Wellness programme. Here extensive education
takes place on “Living Positively”. They receive education
on condoms and prevention of re-infection, nutrition and
healthy lifestyle. At the Wellness clinic they are helped
with the psychological issues of facing a life with HIV and
encouraged to disclose to their partners and to get their
partners tested. At Wellness, HIV positive employees are
also monitored and screened at each visit for eligibility for
Anti-retroviral therapy and provided with prophylactic
treatment to prevent opportunistic infections and TB
where indicated. In Ghana, we are exploring a partnership
to establish a voluntary counselling and testing centre for
the Wassa West District near our Tarkwa mine in
co-operation with other mines and the National Health
Service. To date, 1,934 people have beneﬁted from our
HIV/Aids education activities in and around our operations
at Tarkwa and Damang.
THE ANTI-RETROVIRAL PROGRAMME
On 5 January 2004, we commenced treatment of the ﬁrst
patients on our Highly Active Anti-Retroviral Therapy
(HAART). In June 2004, Gold Fields Ghana followed suit
and, although Gold Fields Ghana’s prevalence remains
below 5 per cent, was deemed necessary to put in place
proactive measures to limit the spread of the pandemic. We
signed a Memorandum of Co-operation with the International
Labour Organisation on 17 November 2004 for the joint
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

implementation of their HIV/Aids programme based on the
ILO Code of Practice. Gold Fields is the ﬁrst mining company in Ghana to jointly develop a HIV/Aids Policy with the Ghana
Mine Workers Union signed in July 2005.
Employees who qualify for anti-retroviral therapy are
counselled extensively by the dedicated and passionate
staff at the HAART clinics. Positive employees can, once
given all the facts about anti-retroviral therapy, elect to
enroll on the anti-retroviral therapy programme. Counselling focuses on adherence to treatment and ongoing CD4 and
Viral load monitoring takes place. Positive reinforcement
and counselling takes place on each visit. Positive
employees are also encouraged to bring their spouses
along for counselling.
Approximately 81 per cent of the employees who started
on HAART since January 2004 have been retained on the
company programme, are still actively attending the clinic
and remain in our employ. Adherence statistics for Gold
Fields’ anti-retroviral programme are excellent. The six-
week adherence rate, based on a 1 log drop in viral load or
a viral load of <50, is 93.5 per cent. The one-year adherence for those employees still following up at the HAART clinic
at this time, based on viral load suppression, is as follows:
• Viral load suppression to <400 copies per millilitre –
96 per cent.
• Viral load suppression to <50 copies per millilitre –
91 per cent.
The average CD4 count increase at three months on
treatment is 76 and the majority of employees tolerated
treatment well, with minimal side effects or toxicities,
good weight gain and showed an overall improvement in
health with decreased incidence of opportunistic infections.
From the total number of payroll 2 employees (as at June
2005), 6,578 know their HIV infection status and about
3,000 have enrolled in the Wellness programme of whom
2,284 regularly attend and are being screened for HAART
eligibility. Of those screened, 541 elected to take HAART
and 440 are still doing well and are back at work. Gold
Fields Ghana has two employees and their spouses doing
well on HAART and are awaiting the accreditation of the
ABA Hospital as an ART service provider.
The summary statistics for the ﬁrst 18 months of HAART
in Gold Fields in South Africa are:
Reasons for leaving:
Promoted and now accessing medical
scheme beneﬁts
2
Voluntary Ill health retirement
31
Voluntary retrenchment
16
Non-adherence to treatment
34
Left programme for other reasons
7
Treatment failure
2
Deaths
9
All Gold Fields Health doctors and HAART clinic nurses
have been trained in the advanced management of HIV
and anti-retroviral therapy and are sent on annual refresher courses. With the ongoing support of the South African
HIV Clinician’s Society, Gold Fields HIV/Aids health care
provision remains in line with best global practice.
92
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
HIV/Aids
(continued)
7,000 -
6,000 -
5,000 -
4,000 -
3,000 -
2,000 -
1,000 -
0 -
ICVCT
and Wellness and HAART
cumulative numbers
■
ICVCT
■
Started Wellness
■
Still on Wellness
■
Started HAART
■
Doing well on HAART
■
Drop outs from HAART
January 2004 to June 2005

NTOMBEKA FRANCINA KHETSHANA
Ntombeka is one of our valued Gold Fields employees
who is on anti-retroviral therapy and has openly
disclosed her status to management and her fellow
employees. She hopes that in so doing she will
encourage other employees to test for HIV and receive
the necessary help as well as help destigmatise HIV in
her work place.
IMPACT ON BUSINESS
Over the past ﬁve years we have been developing an
actuarial model in collaboration with the Risk Monitor Group to quantify the HIV impact on Gold Fields in monetary terms.
This model is generally regarded as the most comprehensive
in the industry and produced robust ﬁgures, which were
pivotal in our strategic planning. We estimate that the total cost of HIV to Gold Fields will peak in 2017 at US$5.85 per
ounce. The current cost is US$4.35 per ounce. Health care
and HIV programme costs (including HAART) will remain the
largest components of total HIV costs.
Gold Fields’ prevention programmes for neighbouring
communities have been developed through a portfolio of
public and private partnerships that include other mining
companies, spheres of government, the National Health
Laboratory Services, USAID and NGOs. Local partnerships
target high-risk groups to strive for behavioural change,
provide access to counselling, assist in the syndromic
management of STIs, and provide periodic presumptive
therapy and the promotion and distribution of condoms.
Rehabilitation and home based care
Gold Fields employees who are no longer able to work
due to their illness are offered ill health retirement
beneﬁts. As Gold Fields in South Africa uses the same anti-
retroviral therapy drug regimes as the South African
Department of Health, there is very little disruption in
treatment when an employee is transferred to a treating
facility at home.
The Hlalupilille Home Based Care (HBC) Project is further
testimony to the effectiveness of our partnership’s
network. Approximately 28,000 of our employees are
assured of quality HBC in their home areas.
ANNUAL EXTERNAL AUDIT
An annual external audit was conducted at end of F2005 to
evaluate existing STI, HIV and Aids programmes at Gold
Fields’ operations. The audit team consisted of three
independent experts from different professional ﬁelds of
HIV/Aids management. The methodology included interviews,
observations and focus group discussions. The audit
reported overall compliance with the requirements of a
workplace HIV/Aids programme while, meeting all the
criteria of the draft HIV/Aids Guide for the Mining Sector
for pilot testing. The audit team rated the Gold Fields HIV/
Aids programme a Blue Chip response with ﬁve red ribbons
– the highest rating.
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Gold Fields strives to undertake its activities in a manner
that minimises or eliminates negative impacts and
maximises positive impacts of an environmental or socio-
economic nature. In Gold Fields, environmentally
responsible mining is the integration of environmental
management into all production operations and all staff
adopting the principles and practice of environmental
excellence. Guidance, coordination and leadership are
provided by environmentally qualiﬁed staff at each
operation and corporate ofﬁce.
Gold Fields subscribes to a philosophy where
environmentally responsible management starts with
designing and implementing good environmental
management systems and continues with the promotion
of a good environment and adequate controls. Although it
never ends, adequate planning and provision must be
made for closure. In the new ﬁnancial year, the provisioning numbers will be revised and audited at all operations.
SPECIAL ACHIEVEMENTS
•   The South African operations were re-certiﬁed in terms
of the revised ISO14001:2004 guidelines.
•   At the Ghana 2005 World Environmental Day Celebration
held at Ho, in the Volta Region of Ghana on 6 June 2005,
the EPA awarded a shield entitled “Environmental
Committed Company Award for 2004 (Mining Sector)”
to Abosso Goldﬁelds Limited in recognition of high
commitment towards sustainable development and being
the ﬁrst mine in Ghana to post full a reclamation Bond.
•  Damang and Tarkwa mines were identiﬁed by the Ghana
EPA as the two best performing mines in Ghana in terms
of environmental compliance and management in
conjunction with the EPA’s “environmental performance
disclosure programme.”
94
Gold Fields Limited Annual Report 2005
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Environment

• The international operations have retained their
ISO14001 certiﬁcation
• The exploration activities have been recommended for
ISO14001:2004 certiﬁcation and the certiﬁcates will be
issued in the new ﬁnancial year.
POLICY AND GOVERNANCE
An environmental policy statement ratiﬁed by the Health,
Safety and Environment Committee which is a
subcommittee of the board of directors, provides overall
direction and guidance for the site environmental
management. The Health, Safety and Environment
Committee meets on a quarterly basis and reports from
the various operations including management information
such as number and type of incidents, consumption of
resources, status of rehabilitation, water discharges and
consumption and general environmental management are
submitted to the committee prior to its quarterly meeting.
The Health, Safety and Environment Committee provides
feedback to the board. The environmental policy statement
was ratiﬁed during F2005.
A report on sustainable development and environmental
issues is compiled and submitted to the Operations
Committee on a weekly basis. It contains summarised
management information on the status of sustainable
development and environmental management, inclusive of
any environmental incidents that occurred during the week.
As part of its environmental management systems, the
company has implemented an incident classiﬁcation scheme
which classiﬁes incidents from level 1 to level 5 as follows:
•  Level 1 – Incidents of minor non-compliance that result
in no or negligible adverse environmental impact.
•  Level 2 – Incidents that result in short term, limited and non-ongoing adverse environmental impact.
•  Level 3 – Incidents that result in ongoing, but limited
environmental impact.
•  Level 4 – Incidents that result in medium-term
environmental impact.
•  Level 5 – Incidents that result in long-term environmental impact.
ANNUAL INCIDENT STATISTIC TABLE
Level F2002 F2003 F2004
F2005
1 112 565 1,222
1,174
2 59 144 208
129
3 7 4 2
3
4 3 0 0
0
5 0 0 0
0
With the implementation of certiﬁed environmental
management systems and the resultant incident reporting
protocol, an obviously high number of lower level incidents
are reported which indicates the protocol’s effectiveness.
The level 3 incidents relate to air quality and spills of
hydrocarbon and water.
All operations are staffed with suitably qualiﬁed, registered professionals in accordance with the site needs. The staff
provide critical guidance to line personnel to ensure that
management system requirements are adhered to and
promoted and that environmental issues are integrated
into daily management of the site. The departments also
provide expert assistance regarding the various sectors of
environmental management.
In terms of the South African National Water Act, the South
African operations must apply for water licences when
directed to do so. Driefontein and Kloof have submitted
applications, but have not yet received their licences. The
previous authorisation of Driefontein has in the mean time
expired. Beatrix has entered the application process and in
agreement the Department of Water Affairs and Forestry
(DWAF) will soon submit their application.
During the year, St Ives amended its permits to allow the
discharge of up to 20 gigalitres of mine water per annum
to the Lake Lefroy salt lake from its lake-based and land-
based open cut and underground mining operations.
MANAGEMENT SYSTEMS
The original ISO14001 standard published in 1996 was
revised in 2004. It is envisaged that these will strengthen
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

the requirements and enhance the value that such systems
can add to our operations. During F2005, our Driefontein,
Kloof and Beatrix mines were re-certiﬁed in terms of the
ISO14001:2004 standard. The remaining operations have
retained their certiﬁcations and their re-certiﬁcations will follow in F2006.
In addition, environmental management systems in
accordance with the ISO14001:2004 standard have been
implemented for our exploration ofﬁces and, following a
recent successful audit, have been recommended for
certiﬁcation.
A further initiative introduced during F2005 at the South
African operations to enhance environmental management
performance is a league system. This has been
implemented to identify and recognise examples of
environmental excellence and serves to gauge compliance
with management system requirements. It has led to
renewed enthusiasm for environmental performance
amongst employees.
ENVIRONMENTAL EDUCATION AND TRAINING
We believe that one of the fundamental pillars in achieving
solid environmental commitment and performance is the
education and competence of our people. Training is
provided in two different dimensions; ﬁrstly, that of
environmental awareness training through the induction
processes and, secondly, that of competence training,
which is task-speciﬁc, and trains individuals whose work,
based on a training needs analysis, could have an impact
on the environment.
In addition, we have been involved in setting up a number of environmental education centres across South Africa. In
partnership with Rhodes University, The Gold Fields
Foundation has set up a trust fund to support post-graduate
PhD student research. During F2005, we developed a proposal
for a post-graduate course in environmental management in
mining. The proposal has been discussed with the Department
of Minerals and Energy.
BIODIVERSITY
The Driefontein and Kloof operations are situated on the
dolomitic formations of the West Rand which have
numerous cave systems that are of ecological and social
importance. Gold Fields founded the Karst Management
Committee speciﬁcally for the purpose of ensuring their
protection and proper management. The possibility of bat
populations resident inside the cave systems is most
important from an ecological point of view and the proper
management of these systems and habitats could hold
immense beneﬁts from a biodiversity point of view.
96
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Environment
(continued)
ENERGY
Mining is by nature energy intensive. We are speciﬁcally
addressing the consumption of resources, which are
managed by site-speciﬁc management plans. In the past,
we focused on the complete implementation and integration
of environmental management systems, but our strategy in
F2005, signalled a shift towards environmental performance
by targeting consumption of resources such as electricity,
water, timber, caustic, et cetera. This process has started
with the compilation of information contained in the GRI
reports and the normalisation of the data reported.
WATER MANAGEMENT
In order to mine safely, water has to be removed from the
mine workings. This water is recycled and re-used on the
mine as far as possible. Excess water of good quality is
discharged with or without treatment, or used as a potable
water supply to preclude the need for importing water into

catchments. At Beatrix and St Ives, the natural quality of
the water prohibits disposal into streams or rivers and the
water is evaporated either in evaporation dams or natural
salt lakes.
In most instances, the water that is used in mining and
processing is obtained by pumping for re-use from the
mining operation, or is natural rainfall and runoff on the
mine area.
All Gold Fields’ operations operate in environments where
there are regulatory standards for water quality in natural
watercourses. Although there were minor incidents
resulting in regulatory values being exceeded for brief
periods, they did not pose any threat to the biosphere nor
have any other long-term impact.
WASTE MANAGEMENT
There are two main types of waste produced at the
operations. The ﬁrst type is process waste, which includes
tailings consisting of processing residues and waste rock.
The other type is refuse and recyclable materials such as
metals, plastic, timber, et cetera.
Tailings and waste rock are stored in specially designed
facilities approved and licensed by the regulatory
authorities. The quantities of these wastes are in direct
relation to the ore body mined and cannot be reduced,
but are managed to reduce environmental impact.
The amount of waste rock will vary from operation to
operation in terms of the gold grade encountered. Typically, the South African operations being deep underground,
higher-grade mines, generate less waste rock than found
at the international open cast operations.
Refuse and waste materials are managed through the
ISO14001 certiﬁed environmental management systems
to optimise recycling or, failing that, by disposal at approved facilities. The data indicate that signiﬁcant improvements
have been achieved in recycling waste products, mainly
attributable to the implementation of procedures governing
the disposal of waste, including protocols regarding the
separation of different waste types. The operations have
also implemented protocols relating to hazardous materials
types such as hydrocarbons, ﬂuorescent tubes and
chemical containers. Although there is a cost associated
with the correct disposal of hazardous wastes, these are
often offset by revenues generated from the recycling of
various materials.
RESOURCE CONSUMPTION
The main products consumed at the mines are cyanide,
timber, blasting agents, acids, steel, diesel, caustic soda
and lime.
There are signiﬁcant differences in cyanide consumption
between the various operations as a result of different
process routes and of the ore body mineralogy requiring
more cyanide to extract gold at some operations than
others. Cyanide consumption is related to production rates
with higher production meaning higher cyanide
consumption.
Timber is used primarily at the South African operations to
support the underground workings. Timber consumption is
also largely a factor of production although technological
advances have seen reduced timber usage.
Similarly, blasting agent consumption is directly linked to
productivity.
LAND MANAGEMENT
Almost 12,000 hectares of land have been disturbed by
Gold Fields’ operations to date. The South African
operations are predominantly underground and the rate at
which new land is disturbed is lower than at open cast
operations.
To date about 850 hectares have been rehabilitated and
about 1,300 hectares have been vegetated. This year about
462 hectares were disturbed, 37 rehabilitated and
133 hectares vegetated. Where necessary, ﬁnancial
provision is made for rehabilitation at mine closure.
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

CLOSURE PLANNING
All operations regularly review their closure plans and the
ﬁnancial provisions for rehabilitation. The processes for the reviewing and provisioning are also being upgraded, in
collaboration with the relevant regulatory bodies. Through
the sustainable development process, the local
communities are also involved in the closure process.
ENVIRONMENTAL DATA
Quantitative environmental information is included in
operational data systems and often dispersed through
different sets of information at the operations. The collation of quantitative information that is amenable to environmental interpretation and application has proved a tedious task.
The Global Reporting Initiative (GRI) provides valuable
guidelines for reporting standards and all Gold Fields
operations are working toward aligning themselves with
these guidelines. The procedure associated with the
reporting of greenhouse gas emission has proven
particularly challenging. To address this, the various data
are being quantiﬁed either through direct measurement or
through indirect calculations based on empirical data.
Accompanying environmental data is found on page 99.
CYANIDE MANAGEMENT
All Gold Fields’ operations have reviewed their cyanide
management processes and found them substantially aligned
with the International Cyanide Management Code (ICMC).
CONCLUSION
Gold Fields does not regard environmental management as
mere compliance with regulations. We are proactive and
responsible in our application of environmental management
and in bringing about improvement to those standards.
During 2005, progress was made in the practical application
of management measures and in inculcating an awareness
of environmental responsibility in employees at all levels.
Our ongoing commitment to responsible mining is evident
through innovative improvements at our operations and the
various certiﬁcations in terms of ISO14001:2004.
TOTAL MATERIALS USED, OTHER THAN WATER,
BY TYPE*
F2004
F2005
Cyanide (tons)
Driefontein 1,200
1,540
Kloof 1,100
1,380
Beatrix 1,050
1,100
Tarkwa 7,200
10,300
Damang 2,200
2,030
St Ives 2,900
2,890
Agnew 3,200
600
Timber (tons)
Driefontein 63,200
45,100
Kloof 71,600
39,900
Beatrix 46,200
46,100
Tarkwa 0
0
Damang 0
0
St Ives 0
0
Agnew 0
0
Blasting agents
Driefontein 3,100
1,400
(tons)
Kloof 1,900
1,300
Beatrix 5,600
4,600
Tarkwa 14,700
23,000
Damang 2,100
1,300
St Ives 3,300
4,000
Agnew 500
1,700
HCl (tons)
Driefontein 640
2,690
Kloof 1,010
790
Beatrix 780
840
Tarkwa 600
1,100
Damang 190
200
St Ives 320
370
Agnew 460
150
Lime (tons)
Driefontein 4,000
7,600
Kloof 6,400
9,100
Beatrix 3,700
3,900
Tarkwa 0
2,500
Damang 3,000
3,500
St Ives 16,200
18,300
Agnew 100
2,400
Cement (tons)
Driefontein 700
900
Kloof 4,156
4,200
Beatrix 1,400
1,100
Tarkwa Excl
Contractors
63,400
72,100
Damang Excl
Contractors
13
13
St Ives 0
11,500
Agnew 1,600
2,400
Caustic Soda
Driefontein 410
650
(tons)
Kloof 390
510
Beatrix 490
530
Tarkwa 90
300
Damang 350
330
St Ives 270
370
Agnew 270
280
98
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Environment
(continued)

DIRECT ENERGY USED SEGMENT
BY PRIMARY SOURCE*
F2004
F2005
Electricity (MWh)
Driefontein 1,895,000
1,874,000
Kloof 1,929,000
1,766,000
Beatrix 970,000
953,000
Tarkwa 80,000
163,000
Damang 113,000
108,000
St Ives 157,000
148,000
Agnew 48,000
46,000
Electricity (TJ)
Driefontein 6,820
6,740
Kloof 6,950
6,360
Beatrix 3,490
3,430
Tarkwa 290
590
Damang 410
380
St Ives 560
530
Agnew 170
160
Diesel (TJ)
Driefontein 97
66
Kloof 149
113
Beatrix 72
66
Tarkwa 1,168
1,300
Damang 398
370
St Ives 919
825
Agnew 114
271
Petrol (TJ)
Driefontein 9.9
10.2
Kloof 13.0
4.8
Beatrix 9.0
7.3
Tarkwa 0.7
0.7
Damang 0.0
0.0
St Ives 4.3
3.6
Agnew 0.5
0.3
LPG (TJ)
Driefontein 3.5
4.2
Kloof 3.9
3.2
Beatrix 4.6
0.0
Tarkwa 4.8
6.1
Damang 75.5
80.3
St Ives 42.0
39.1
Agnew 11.2
21.7
TOTAL WATER USE*
F2004
F2205
Total water
withdrawal (m
3
)
Driefontein 13,600,000
18,200,000
Kloof 23,000,000
25,500,000
Beatrix 14,400,000
15,100,000
Tarkwa 4,600,000
5,200,000
Damang 700,000
800,000
St Ives 10,800,000
3,600,000
Agnew 1,600,000
2,100,000
GREENHOUSE GAS EMISSIONS*
F2004
F2005
CO2 (tons)
Driefontein not reported
not reported
Kloof not reported
not reported
Beatrix 6,000
18,000
Tarkwa 87,000
96,000
Damang 35,000
33,000
St Ives 194,000
160,000
Agnew 42,000
64,000
NO
X
, SO
X
AND OTHER SIGNIFICANT AIR EMISSIONS*
F2004
F2005
NO
X
(tons)
Driefontein 35
0
Kloof 52
0
Beatrix 27
0
Tarkwa 376
1,237
Damang 307
290
St Ives 718
60
Agnew 39
0
SO
X
(tons)
Driefontein 2.0
0
Kloof 2.9
0
Beatrix 1.5
0
Tarkwa 20.7
171.7
Damang 56.6
52.6
St Ives 152.1
137.7
Agnew 2.2
58.8
TOTAL AMOUNT OF WASTE BY TYPE AND
DESTINATION*
F2004
F2005
Tailings to dams
(tons)
Driefontein 5,129,000
6,534,000
Kloof 4,930,000
5,128,000
Beatrix 4,566,000
4,118,000
Tarkwa 0
3,190,000
Damang 5,236,000
5,215,000
St Ives 3,118,000
3,753,000
Agnew 1,179,000.00
1,170,000
Waste rock to
dumps
Driefontein 613,000
385,000
Kloof 545,000
625,000
Beatrix 811,000
722,000
Tarkwa 45,572,000
61,666,000
Damang 9,855,000
9,050,000
St Ives 20,054,000
20,360,000
Agnew 0
2,060,000
*Note: Unaudited figures. This is the ﬁrst analysis ofenvironmental impact data and we  aim to reﬂect more comprehensive audited data in future reports.
TJ = Tetrajoules
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

South
Africa
Ghana
Australia
Net sales (Rm)
7,394
2,433
1,929
Total employees*
41,500
2,000
321
Cost of materials
purchased (Rm)
1,524
2,000
321
Total payroll and
beneﬁts (Rm)
3,321
155
109
Community
donations (Rm)
24
10.0
0.7
Taxes paid (Rm)
63
121
46
Investment in capital
expenditure (Rm)
636
536
842
*
Excludes employees in exploration and development, and in Peru.
As the world’s fourth largest gold producer, we are proud of the numerous socio-economic beneﬁts we have generated
in the course of conducting our domestic and international
businesses. This economic footprint represents the total
impact we have had in our dealings with stakeholders.
We can measure this economic impact directly and indirectly.
Direct beneﬁts focus on the traditional ﬁnancial indicators
and measure monetary ﬂows between Gold Fields and its
key stakeholders. Indirect beneﬁts refer to the intangible
beneﬁts that do not appear in ﬁnancial statements.
DIRECT IMPACTS
Employment
Gold Fields employed 43,942 people globally in F2005 and
their earnings contribute directly to their local economies.
Our total wage and salary bill, including all wage-related
costs such as pension and medical contributions, housing
allowances and other employee beneﬁts paid by the Group,
amounted to R3 billion.
100
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Economic
footprint
Procurement
Our South African and international mining activities have
helped create and support a number of downstream
businesses. In F2005, approximately 42* per cent of total
costs was attributable to procurement of supplies and
services. R1.92 billion was spent in South Africa and
R2.11 billion internationally.
As part of our commitment to increase the participation of
HDSAs in the South African economy, we increasingly do
business with small and medium size enterprises on a
competitive basis. Procurement from such companies
increased from 18 per cent in F2004 to 25 per cent in F2005.
Providers of capital
In F2005, Gold Fields paid out R86.8 million in interest to
the providers of debt capital. Our shareholders, who are
based throughout the world, received R345 million in
dividends. Gold Fields has maintained a dividend policy of
paying 50 per cent of earnings for the year, before taking
into account investment opportunities. Since 1998, Gold
Fields has paid out R4.5 billion in dividends to our
shareholders.
Supporting public sector initiatives
Because of the long-term nature of our commitment to the
businesses in the countries where we operate, we
constitute a reliable source of revenue thereby enabling
governments to develop and maintain various public sector
initiatives and sustainable development programmes. In
F2005, Gold Fields paid a total of R262 million in taxes –
R63 million in South Africa, R121 million in Ghana and
R109 million in Australia.
*
Refers to cost of goods and materials and services purchased, including costs of contractors and excluding capital expenditure.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

INDIRECT IMPACTS
Progressing empowerment
We support the imperative of economic realignment in
South Africa and encourage the broad-based participation
of HDSAs in the economy. This is reﬂected in the conclusion
of our empowerment transaction with Mvelaphanda
Resources enabling them to acquire a 15 per cent equity
interest in the South African gold mining assets of Gold
Fields within a ﬁve-year period for a cash consideration of
R4.1 billion.
We support the South African government’s initiatives on
the New Partnership for Africa Development (NEPAD) and
its commitment to the development of the African
continent. We are a member of the NEPAD business
initiative and a signatory of the initiative’s business
covenant on corporate governance; its business declaration
on corporate responsibility; the business covenant on the
elimination of corruption and bribery; as well as the
business declaration on accounting and audit practices.
In addition, we focus strongly on Africa in our exploration
activities.
DIRECT INVESTMENT
Local direct investment
Gold Fields has invested approximately R5 billion in our
South African operations over the past ﬁve years. This
includes the spend on building new long-life shafts at
Driefontein, Kloof and Beatrix; the upgrading of our
metallurgical plant facilities; and the improvement of
underground working conditions. We have also invested in
our ore bodies by improving our available ore reserves
position at our long-life shafts to more than 18 months.
We continue to invest in developing the skills of our people through education and training programmes.
Foreign direct investment (FDI)
Gold Fields will continue to be a source of FDI to Ghana
and Australia. FDI not only creates employment and adds
to the economic health of a nation, but also stimulates
support industries while creating a platform from which
the transfer of knowledge, skills (human capital), technology and best practice can be pursued. We have successfully
concluded a US$160 million capital investment project
involving conversion to owner mining and a mill expansion
at our Tarkwa (Ghana) mine and have also completed a
A$125 million mill expansion programme at our St Ives
mine in Australia.
Community development
During F2005, we invested R35 million in uplifting
communities in which we operate or from which we draw
labour through numerous development projects. Many of
the communities suffer from poverty, poor infrastructure
and low literacy levels and our projects largely aim at
improving these conditions and creating better community
relations.
Beneﬁciation
Gold Fields, AngloGold Ashanti, SAAB and Standard Bank
of South Africa established a gold advance scheme in order
to facilitate the provision of secure and cost effective
advances of gold to the South African gold jewellery
manufacturing industry. Details of this gold advance
scheme appear on page 26 of this annual report.

2005
2004
%
Rm
% Rm
VALUE ADDED
Turnover
11,756.3
11,772.8
Cost of materials and services
6,167.0
6,026.8
Value added by operations
90.4
5,589.3
91.8 5,746.0
Realised and unrealised gains on
ﬁnancial instruments
5.6
344.0
2.1 129.0
Proﬁt on sale of investments
0.8
50.3
1.5 95.6
Proﬁt on sale of exploration rights
0.7
46.6
— —
Proﬁt on sale of mineral rights
—
—
3.0 187.2
Other income
2.5
152.4
1.6 98.5
100.0
6,182.6
100.0 6,256.3
Employees
Salaries, wages and other beneﬁts
63.1
3,901.0
57.4 3,589.0
Providers of capital
7.2
443.4
11.1 695.9
Dividends paid to shareholders
5.6
344.5
10.7 669.1
Finance cost
1.6
98.9
0.4 26.8
Government
Taxation
4.2
262.1
3.3 206.6
Re-invested in the group
25.5
1,576.1
28.2 1,764.8
Amortisation and depreciation
24.4
1,512.1
19.7 1,236.3
Impairment of assets
4.2
260.9
6.8 426.2
Deferred taxation
(2.6)
(160.6)
(2.3) (146.1)
Minority shareholders’ interest
2.1
128.5
2.4 149.9
Retained earnings for the year
(2.7)
(164.8)
1.6 98.5
100.0
6,182.6
100.0 6,256.3
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Group
value-added statement
for the year ended 30 June 2005

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Gold Fields Limited Annual Report 2005

RISK MANAGEMENT OBJECTIVES
Gold Fields seeks to create enduring shareholder value in
the pursuit of its mission to be a leading, value adding,
globally diversiﬁed precious metals producer, through the
responsible, sustainable and innovative development of
quality assets. Inherent in any process of shareholder value creation is the acceptance of reasonable levels of risk, in
order to achieve commensurate ﬁnancial reward. To this
end, the Group remains committed to upholding sound
corporate governance practices in its quest to ensure that
the wide range of risks associated with the Group’s global
operations is effectively managed through a holistic
approach to risk management.
RISK MANAGEMENT STRUCTURES
The Gold Fields approach to risk management is articulated
in its Group Risk Policy, which lays the foundation for
consistent, comprehensive and systematic risk assessment
and reporting procedures across the Group. Management
committees at various levels in the organisation review
and report on the Group’s most signiﬁcant risks, along with
data on the controls and risk mitigation strategies that are in place to reduce the levels of risk facing the company.
Each management committee bears responsibility for
assessing the effectiveness of internal controls for the
material risks related to their spheres of governance. These responsibilities include documented and tested business
continuity plans that ensure the continuance of business
critical activities as a result of unforeseen circumstances.
The board, assisted by its nominated committees, is
responsible for the overall system of risk management and
accordingly monitors the Group’s key risks and the internal
control environment on an ongoing basis, ensuring that
internal controls provide reasonable assurance that business objectives will be met. These risk management structures
and processes have been in place for the period under
review and up to and including the date of approval of this
annual report and ﬁnancial statements.
RISK MITIGATION RESPONSES
The risk assessment process during the year under review
highlighted various key risk categories that could affect
Gold Fields. There may be additional risks unknown to
Gold Fields at this time, and other risks that are currently believed to be immaterial, that could turn out to be material.
These factors, should they materialise, could materially
affect the Group’s results. All risk information contained in this section, should be considered in conjunction with any
forward looking statements in this document.
Risk
management
RISK MANAGEMENT STRUCTURE

POLITICAL
The global mining sector is subject to unexpected changes
in regulatory requirements, potentially resulting in ﬁnancial demands being made against the company. These changes
could include but are not limited to, beneﬁciation provisions, royalties, health levies and other taxes and licences. These uncertainties can have a signiﬁcant effect on overall
proﬁtability and the attractiveness of operating in certain
geographical regions. In addition, there is ongoing activism against mining activities in many countries, resulting in
both impracticable demands on the industry and shrinkage
in attractive mining locales. Gold Fields is particularly
conscious of these dynamics in the global arena and
ensures that in each country of operation there is ongoing
dialogue and relationship building with both governmental
and non-governmental stakeholders. Sectoral lobbying and
stakeholder expectation management is further handled
via industry bodies.
FINANCIAL
As a producer of gold, Gold Fields is subject to sharp
market ﬂuctuations in both commodity prices and exchange
rates. These ﬂuctuations could have an adverse impact on
the Group’s asset values, earnings and cash ﬂows. In
particular, the proﬁtability of marginal operations is severely impacted by these ﬂuctuations, as is long-term decision
making on mine-deepening projects in South Africa. Rising
commodity input costs, driven by strong global demand for
diesel, steel and certain chemicals, have also impacted on
production costs. Gold Fields’ response to these volatilities has been the introduction of various projects, such as
Project 400, Project 100, Project 100+ and Project Beyond.
Project 400 is focused on increasing reserve through
quality mining while Project 100, 100+ and Beyond aims to
reduce costs generally and therefore the impact of these
rising commodity costs.
There is also a strong focus on various productivity
improvement initiatives in order to reduce the pressure on
margins and contain costs. Increasing the demand for gold
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Risk
management
(continued)
and thus encouraging an improved gold price is an issue
that is addressed on a world-wide basis through
representation on the World Gold Council.
ORE RESERVES
Gold Fields’ operations face various uncertainties when
estimating ore reserves and delivering on forecast grades,
due to the inherently risky nature of mining. Reserve
estimates may change signiﬁcantly over time when new
information becomes available and product price or
currency ﬂuctuations may cause lower grade reserves to
become uneconomic, resulting in a restatement of reserves.
Any signiﬁcant change in the ore reserve may impact on
the company’s cash ﬂow and proﬁtability. Gold Fields
operates a world-class minerals and resource management
programme in an effort to reduce exposure to this risk, with highly experienced staff constantly monitoring pertinent
geological assumption changes.
ENVIRONMENTAL AND SOCIAL
A key constraint impacting on the mining sector today is the extensive number of environmental laws and regulations and
high community expectations, which set limits on conditions
of operation in various jurisdictions. Compliance with changing regulatory standards and community expectations holds the
potential for increased costs and/or possible litigation that would impact negatively on cash ﬂow and earnings. Gold
Fields’ approach has been to establish a track record of
constructive community engagement and consultation in
order to build sound relationships with all stakeholders affected by mining operations. Gold Fields seeks compliance with
applicable environmental legislation and focuses rigorously on meeting changes to environmental legislation. Gold Fields
aspires to ensure the sustainability of its operations and as a consequence, reports on a triple bottom line basis in
accordance with the Global Reporting Initiative requirements.
HEALTH
The occupational illnesses associated with mining
operations are those caused by inter alia, excessive
exposure to heat, dust, noise, radiation, vibration and

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Gold Fields Limited Annual Report 2005

gasses. Consequently, the mining industry is subject to
stringent health and safety laws and regulations that are
subject to change from time to time. The Group’s
various operations comply fully with these laws and
regulations, for example in the Group’s South African
operations, the respirable silica dust concentration is on
average 65 per cent below the occupational exposure limit
set by the Department of Minerals and Energy. In the
event of changes to health and safety legislation the
Group’s various operations may incur additional costs in
order to comply with any new laws and regulation. In
addition, the industry as a whole is experiencing the effects of medical pandemics such as HIV/Aids and TB. These
medical conditions adversely affect productivity, medical
costs to the industry and absenteeism. The Group’s various
operations seek to comply fully with applicable health and
safety legislation and to ensure that all their employees
adhere to their safety standards. HIV/Aids and TB have
been aggressively targeted with a strong focus on
prevention through education initiatives and community
involvement as well as an employee Wellness programme
for those that are affected.
HUMAN RESOURCES
On a global basis the mining industry is currently facing a
contraction in the availability of required skills that could have a negative impact on both productivity and
employment costs. Gold Fields pursues a broad based
strategy with regard to attracting and retaining appropriate skills, encompassing highly competitive compensation
models, attractive career development opportunities and
skills development programmes. In addition, South African
operations are subject to the Mining Charter and Scorecard,
which inter alia seeks to:
•   promote equitable access to South Africa’s mineral
resources for all people in South Africa;
•   substantially and meaningfully expand opportunities for
historically disadvantaged South Africans (HDSAs),
including women, to enter the mining and minerals
industry and to beneﬁt from the exploration of South
Africa’s mineral resources;
•   utilise the existing skills base for the empowerment of
HDSAs;
•   expand the skills base of HDSAs in order to serve the
community;
•   promote employment and advance the social and
economic welfare of mining communities and areas
supplying mining labour; and
•   promote beneﬁciation of South Africa’s mineral
commodities beyond mining and processing, including
the production of consumer products.
Whilst Gold Fields believes that it has made signiﬁcant
progress towards meeting the charter requirements, any
regulatory changes to these, or failure to meet existing
requirements, could adversely affect Gold Fields’ ability to convert its old to new order mining rights in South Africa.
RISK FINANCING
The Group’s risk ﬁnancing philosophy and practices were
largely unchanged during the year under review. Overall
insurance policy limits for the period ending 30 June 2005
remained unchanged at US$100 million per event for
an underground loss and US$300 million per event for
a surface loss. However, revised estimates for the period
commencing 1 July 2005, indicate that the maximum
foreseeable loss per event for an underground loss has
increased to US$83 million and a surface loss, to
US$67.5 million. As a result, the Group has increased the
insurance policy limit to US$125 million for an underground
loss and to US$400 million for a surface loss. The Group
continues to insure on a standing charges only (ﬁxed cost)
basis of business interruption cover in an effort to contain costs. Should the Group suffer a major loss, future earnings could be affected.

INTRODUCTION
Gold Fields has, since its inception, been committed to
upholding sound principles of corporate governance in all of its business dealings and in respect of all of its stakeholders.
As the focal point of the company’s corporate governance
system, all board members are expected to discharge their
ﬁduciary duties and responsibilities professionally and in
accordance with the company’s code of ethics, thereby
upholding the company’s core values of integrity,
transparency and enterprise enshrined in this code.
Gold Fields continues to endorse the principles contained in the South African Code of Corporate Practices and Conduct
as recommended in the Second King Report (“the 2002
King Report”) and believes that it complies substantially
and materially with its provisions. Going forward, adherence to sound principles of corporate governance is and will
remain both a board and a management priority.
The company’s shares are listed on the JSE Securities
Exchange, South Africa (“the JSE”). As such the company
is required to comply with the listings requirements of the
JSE, including those recommendations of the 2002 King
Report that have been codiﬁed in the listings requirements
(“the JSE Listings Requirements”). The shares of the
company also trade in the United States of America
(“USA”) on the New York Stock Exchange (“NYSE”) and
are registered with the United States Securities and
Exchange Commission (“SEC”). As such, the company is
subject to the disclosure, corporate governance and other
requirements of the NYSE, in so far as same relate to
foreign private issuers such as Gold Fields, as well as with those provisions of the Sarbanes-Oxley Act of 2002 which
are applicable to foreign private issuers.
A list of differences between the corporate governance
practices to which Gold Fields is subject in South Africa
and those followed by US listed companies under the
NYSE Listed Company Manual Rules has been prepared
and is available on the Gold Fields web site
(www.goldﬁelds.co.za).
BOARD OF DIRECTORS
Gold Fields is governed by a unitary board which may not,
in terms of its articles of association, comprise less than
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Corporate
governance
four nor more than 15 directors. In accordance with the
company’s articles of association and following an invitation from Gold Fields to Norilsk Nickel to nominate two
members to the Gold Fields board, Dr A Grigorian and
Mr S Stefanovich were appointed as non-executive
directors of the company by the board with effect from
21 June 2005. The credentials of both new board members
were reviewed by the board prior to their respective
appointments and both have received induction material
and information relevant to their obligations as directors as well as the company’s history, activities, and business. As
such, the board currently comprises two executive
directors and, with the recent appointments of Dr A Grigorian and Mr S Stefanovich, 13 non-executive directors.
The ofﬁces of the chairman and that of the chief executive
ofﬁcer are separate from one another and are currently
ﬁlled by an independent non-executive director
(Mr C M T Thompson) and an executive director
(Mr I D Cockerill) respectively.
In keeping with the recommendations of the 2002 King
Report, the Gold Fields board comprises a signiﬁcant
majority of non-executive directors of whom sufﬁcient are
independent of management so that shareowner interests
(including minority interests) can be protected. These non-
executive directors, each of whom is an experienced
professional, make a signiﬁcant contribution towards the
board’s deliberations and decisions. Non-executive
directors do not receive any remuneration from the
company for their services as directors other than the fees
and the share options detailed in the Directors’ Report on
page 136 of this annual report.
The board reviews the status of its members on an ongoing
basis and, based on its deliberations, currently considers at least nine of the current complement of 13 non-executive
directors to be independent, as deﬁned in the JSE Listings
Requirements. Mr Thompson, who could previously not be
categorised as independent by virtue of his employment
by the company until 30 June 2002, became an independent
non-executive director of Gold Fields in accordance with
the JSE Listings Requirements with effect from 1 July 2005.
The board therefore comprises a majority of non-executive
directors who are also independent.

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Gold Fields Limited Annual Report 2005

In its deliberations, the board determined that Dr Grigorian and Mr Stefanovich could not be categorised as independent
by virtue of them being representatives of Norilsk Nickel, a signiﬁcant shareowner of the company. The board also
considered that the contractual arrangements in place
between Gold Fields Group members and Mvelaphanda
Resources Limited (of which Messrs Sexwale and van
Rooyen are both executive directors) might, in certain
circumstances, be signiﬁcant enough to interfere with the
categorisation of these non-executive directors as
independent.
Details of the directors and their status as executive,
non-executive or independent appear on page 6 of this
annual report.
The board regularly monitors and appraises its performance.
However, as a result of the time constraints placed on the
board by the unsolicited and hostile bid for control of
the company by Harmony Gold Mining Company Limited,
the board did not monitor and appraise its performance
during the period of the bid.
BOARD CHARTER
Gold Fields’ mission is to be a leading, value adding,
globally diversiﬁed, precious metals producer through the
responsible, sustainable and innovative development of
quality assets.
The board of directors seeks to promote the pursuit of this
mission while upholding sound principles of corporate
governance, the interests of communities that it affects,
responsible citizenship and the best interests of its
shareholders. Ultimately, the board seeks to create enduring shareholder value in a responsible and ethical manner.
It seeks to pursue this mission in accordance with a formal
board charter. The charter, which is available on the Gold
Fields web site (www.goldﬁelds.co.za), articulates clearly
and concisely, the objectives and responsibilities of the
board. It recognises the desirability of having a board
composed of a majority of independent directors with the
requisite skill mix and geographic background to meet the
company’s evolving needs in a collective way, ensuring a
balance of power and authority, such that no one individual
has unfettered powers of decision-making.
As set out in its charter, the board’s responsibilities include:
•   determining the company’s code of ethics and conducting
its own affairs in a professional manner, upholding the
core values of integrity, transparency and enterprise;
•   evaluating, determining and ensuring the implementation
of corporate strategy and policy;
•   monitoring the performance of the company, including
operational performance and management performance
against the company’s strategic plans;
•   the overall system of risk management and monitoring
risk exposures and controls;
•   developing and setting disclosure and reporting practices
to best serve the needs of its shareholders;
•   regularly monitoring and appraising its own performance;
•   seeking to ensure ethical behaviour and compliance
with relevant laws, regulations, audit and accounting
principles/practices, the company’s own governing
documents and code of ethics; and
•   providing counsel and advice to the CEO and his team
on all critical and sensitive matters.
As the focal point of the company’s corporate governance
system, the board has put in place structures and processes
designed to support it in the fulﬁllment of its function,
which structures and processes are monitored and
reviewed for effectiveness on an ongoing basis.
Each of the directors has unrestricted access to the advice
and services of the company secretary, to management
and company information, and is entitled to seek
independent professional advice at the company’s
expense, in discharging his duties as a director.
STAGGERED ROTATION OF DIRECTORS
One-third of directors must retire from ofﬁce at each
annual general meeting of the company, with the ﬁrst to
retire being those appointed as additional members of the
board during the year, followed by the longest serving
members. Retiring directors are free to make themselves
available for re-election and may, as such, be re-elected at the annual general meeting at which they retire.

BOARD MEETINGS AND ATTENDANCE
The board is required to meet at least four times a year and regularly without its executive members. However, the
announcement on 18 October 2004 by Harmony Gold
Mining Company Limited of an unsolicited and hostile offer
to acquire control of Gold Fields required the board to meet on many more occasions during the year under review.
The board met on 27 occasions during the year under
review. The record of attendance by members of the board
at such meetings is contained in the table below.
Director name
No of meetings attended
C M T Thompson 25
I D Cockerill 27
N J Holland 26
A J Wright 27
G J Gerwel 27
J M McMahon 27
G R Parker 26
R L Pennant-Rea 25
P J Ryan 24
T M G Sexwale 13
B R van Rooyen 25
C I von Christierson 23
K Ansah 27
BOARD COMMITTEES
In accordance with its charter and in order to assist in the discharge of its duties, the board has established a number
of standing committees composed entirely of non-executive
directors. These committees comprise the Nominating and
Governance Committee, the Audit Committee, the
Compensation Committee and the Health, Safety and
Environment Committee, all of which operate in accordance
with written terms of reference, which terms of reference
were approved by the board and are available on the
company’s web site (www.goldﬁelds.co.za) or from the
company’s secretarial ofﬁce, on request.
In response to the announcement on 18 October 2004 by
Harmony Gold Mining Company Limited of an unsolicited
and hostile bid for control of the company, the board
established an ad hoc Defence Committee, which committee
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(continued)
assisted the board in its formulation and direction, at a
strategic level, of the company’s response to such bid.
With the exception of the Nominating and Governance
Committee, each of the standing board committees is
chaired by an independent, non-executive director. As set
out above, Mr Thompson, who chaired the Nomination
and Governance Committee for the period under
review, only became an indpendent director with effect
from 1 July 2005. Each such committee is required to
evaluate its own effectiveness and performance from time
to time, with the Nominating and Governance Committee
monitoring and reporting to the board periodically on such
performance and effectiveness. However, as a result of
the time constraints placed on the board and its committees
by the unsolicited and hostile bid for control of the company by Harmony Gold Mining Company Limited, the committees
did not monitor and appraise their respective performances
during the period of the bid.
In view of the responsibilities of members of these
committees beyond their functions as directors, each
member is paid remuneration in addition to the annual fee
payable to directors, which remuneration is recommended
by the board and requires approval in advance by the
shareholders of the company in general meeting.
NOMINATING AND GOVERNANCE COMMITTEE
As recommended by the 2002 King Report, the Nominating
and Governance Committee is chaired by the chairman of
the company, Mr C M T Thompson. Messrs P J Ryan,
T M G Sexwale and B R van Rooyen are the other members
of this committee. Inter-alia, its written terms of reference require this committee to:
•   develop the approach of the company to matters of
corporate governance and make recommendations to
the board with respect to all such matters;
•   identify a successor to the chairperson and chief
executive ofﬁcer and make recommendations in this
regard to the board as a whole;
•   consider the mandates of board committees, the
selection and rotation of committee members and
chairpersons as well as the performance and effectiveness
of each board committee on an ongoing basis;

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Gold Fields Limited Annual Report 2005

•  evaluate the effectiveness of the board and its
committees and management as a whole and report
thereon to the board.
The JSE Listings Requirements stipulate that all members
of this committee must be non-executive directors, of
whom the majority must be independent. While all of the
members of this committee are non-executive directors,
the chairperson of the board, required in terms of the JSE
Listings Requirements to be the chairperson of this
committee, only ceased to be an executive director of the
company on 30 June 2002 and was, as such, considered
not to be independent until 1 July 2005. The board has also
determined that Messrs Sexwale and van Rooyen may, in
certain circumstances, not be considered independent in
light of the contractual arrangements existing between
members of the Gold Fields Group and Mvelaphanda
Resources, of which both are executive directors.
Nonetheless, the board is satisﬁed that these considerations do not detract from the ability of these directors to play a value-adding role on this board committee.
During the period of the unsolicited and hostile bid for
control of the company by Harmony Gold Mining Company
Limited, commencing on 18 October 2004, the full board
assumed the responsibilities of the Nominating and
Governance Committee. As a result, the Nominating and
Governance Committee met on only one occasion during
the year under review. The record of attendance by
members at such meeting is contained in the table below.
Member name
Meeting attended
P J Ryan 1
T M G Sexwale 0
B R van Rooyen 1
C M T Thompson 1
AUDIT COMMITTEE
The Audit Committee, which comprises A J Wright
(Chairman), G J Gerwel, R L Pennant-Rea, B R van Rooyen
and C I von Christierson, is required to meet at least
quarterly every year and to, monitor and review:
•   the effectiveness of the Group’s information systems
and other systems of internal control;
•   the effectiveness of the internal audit function;
•   the reports of both the external and internal auditors;
•   the quarterly and annual reports and speciﬁcally the
annual ﬁnancial statements;
•   the annual report on Form 20-F ﬁled with the SEC;
•   the accounting policies of the Group and any proposed
revisions thereto;
•   the external audit ﬁndings, reports and fees and the
approval thereof; and
•   the compliance with applicable legislation, requirements
of regulatory authorities and the company’s code of
ethics.
All members of the Audit Committee are non-executive
directors. The majority is also considered to be independent as deﬁned in the 2002 King Report. In addition, the majority of members is ﬁnancially literate and has had sufﬁcient
ﬁnancial experience to discharge their duties.
The internal and external auditors have unrestricted access
to the Audit Committee and its chairman, ensuring that
their independence is in no way impaired.
The Group internal audit function is headed by the senior
manager, internal audit. The Audit Committee monitors,
supervises and evaluates the effectiveness of the internal
audit function, which function reports to the chief executive ofﬁcer but has access to both the board chairperson and the
chairperson of the Audit Committee. The Audit Committee
determines the purpose, authority and responsibility of the
internal audit function in an Internal Audit Charter, which
charter has been approved by the Audit Committee. The
Audit Committee has the authority to appoint and dismiss
the head of the Group internal audit function.
The Audit Committee is required to approve all signiﬁcant
non-audit relationships with the company’s independent
auditor. For the period under review, the Audit Committee
has approved, and the company’s independent auditor has
performed, the following non-audit services: Sarbanes-
Oxley Section 404 implementation assistance, reporting
accounts reports on the IAMGold transaction, accounting
advice and taxation services. In consideration for
rendering these services, the company has paid the
independent auditor an amount of R5.6 million.

In addition, the Audit Committee is responsible for the
oversight of the work of the independent auditor, and the
independent auditor reports directly to the Audit Committee.
The board of directors has determined that Gold Fields’
Audit Committee does not have an “audit committee
ﬁnancial expert”, as deﬁned in rules promulgated by the
SEC. Although a person with such qualiﬁcations does not
serve on the Audit Committee, the board of directors
believes that the members of the Audit Committee
collectively possess the knowledge and experience to
oversee and assess the performance of Gold Fields’
management and auditors, the quality of Gold Fields’
disclosure controls, the preparation and evaluation of Gold
Fields’ ﬁnancial statements and Gold Fields’ ﬁnancial
reporting. Gold Fields’ board of directors also believes that the members of the Audit Committee collectively possess
the understanding of audit committee functions necessary
to diligently execute their responsibilities.
The Audit Committee has adopted formal, written terms of
reference that were approved by the board. Save in respect
of the requirement to have at least one member who is an
“audit committee ﬁnancial expert”, as deﬁned in the rules
of the SEC, the Audit Committee is of the opinion that it
has satisﬁed its responsibilities for the past ﬁnancial year in compliance with such terms of reference.
The Audit Committee met on six occasions during the year
under review. The record of attendance by members at
such meetings is contained in the table below.
Member name
No of meetings attended
A J Wright 6
G J Gerwel 6
R L Pennant-Rea 6
B R van Rooyen 6
C I von Christierson 4
COMPENSATION COMMITTEE
The Compensation Committee comprises P J Ryan
(Chairman), J M McMahon, G R Parker, C M T Thompson
and A J Wright and is required to meet at least twice a
year. As recommended in the 2002 King Report, the
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(continued)
committee comprises a majority of independent,
non executive directors and is chaired by an independent,
non-executive director. This committee, which has adopted
its own formal terms of reference, has established and
reviews, on an ongoing basis, the Group’s compensation
philosophy, the terms and conditions of employment of
executive directors and other executives, including a
short-term performance-linked bonus scheme and a
long-term share incentive scheme.
The terms and conditions of employment of both executive
directors are contained in written contracts of employment.
The remuneration particulars of each contract are contained
on page 136 of this annual report, with the Group’s
maximum exposure being limited to two years’
remuneration in the event either such executive director’s
services are terminated as a result of a take-over or
merger.
The Compensation Committee met on six occasions during
the year under review. The record of attendance by
members at such meetings is contained in the table
below.
Member name
No of meetings attended
P J Ryan 6
J M McMahon 6
G R Parker 5
C M T Thompson 5
A J Wright 6
HEALTH, SAFETY AND ENVIRONMENT COMMITTEE
The company is committed to the achievement and
maintenance of world-class standards in the management
of the health and safety of its employees and the
environment. As such, the Health, Safety and Environment
Committee plays a pivotal role in assisting the board in its oversight of the effectiveness of the company’s
environmental, health and safety programmes and to keep
the board informed in regard to the company’s objectives,
compliance with and maintenance of standards in these
areas. The committee seeks also to minimise health,
safety and mining-related accidents within the Group, to
ensure that the Group’s operations are in compliance with

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

all environmental regulations and has established a company
policy in respect of HIV/Aids and health matters. This
Committee has adopted formal terms of reference and is
required, in terms thereof, to meet at least twice a year. The committee, which comprises J M McMahon (Chairman),
G R Parker, T M G Sexwale and C I von Christierson, is made
up of a majority of independent, non-executive directors, as recommended by the 2002 King Report.
The Health, Safety and Environment Committee met on
three occasions during the year under review. The record
of attendance by members at such meetings is contained
in the table below.
Member name
No of meetings attended
J M McMahon 3
G R Parker 3
T M G Sexwale 0
C I von Christierson 3
DEFENCE COMMITTEE
A special, ad hoc, Defence Committee was established by
the board during the year under review to assist the board
in determining and directing the company’s response, at a
strategic level, to the announcement on 18 October 2004
by Harmony Gold Mining Company Limited of its hostile
and unsolicited bid to acquire control of Gold Fields. This
committee, which was comprised of a majority of
independent directors, namely Messrs J M McMahon,
G J Gerwel, C I von Christierson, I D Cockerill, N J Holland
and A J Wright (Chairman), played a signiﬁcant role in
successfully defending the company against Harmony’s
actions.
The Defence Committee met on nine occasions during its
existence. The record of attendance by members at such
meetings is contained in the table below.
Member name
No of meetings attended
J M McMahon 3
G J Gerwel 9
C I von Christierson 8
A J Wright 9
I D Cockerill 9
N J Holland 9
EXECUTIVE COMMITTEE
The Gold Fields Executive Committee comprises two
executive directors and eight executive ofﬁcers. The two
executive directors are the Chief Executive Ofﬁcer (Mr I D
Cockerill) who chairs this committee, and the Chief
Financial Ofﬁcer (Mr N J Holland).
This committee is not a committee of the board, but is
primarily responsible for implementing the board’s
directives, meets regularly to review Group performance
and develop Group strategy and policy proposals for
consideration by the board.
In addition, and in support of the company’s commitment
to a policy of fair, accurate and timeous disclosure of
information to its stakeholders, the investment community
and the public, the Executive Committee of Gold Fields has
been mandated by the board to assist in the execution of
the group’s disclosure obligations. To this end, the executive committee has formulated a series of guidelines on
disclosure, which have been disseminated throughout the
Group. “Disclosure” is an agenda item at each Executive
Committee meeting and, in order to facilitate the fulﬁllment by the committee of this function, a disclosure co-ordinator has been appointed at each operation and in respect of
each core discipline throughout the Group.
The Executive Committee is supported in the execution of
its functions, by a number of executive and operating
committees that have been established in respect of each
of the Group’s operations as well as by a New Business
Development Committee.
In addition, each operating subsidiary of the company has
established board and management committee structures
in place designed to ensure that the company’s commitment
to sound practices and standards of corporate governance
are maintained on a Group-wide basis. At least one of the
company’s executive directors serves on the board of each
operating subsidiary of the company.
Details of the members of the Executive Committee
appear on page 22 of this annual report.

INTERNAL CONTROL
The board has established and maintains internal controls
and procedures, which are reviewed regularly for
effectiveness. These controls and procedures are designed
to manage, rather than eliminate, the risk of failure, and
provide reasonable, but not absolute, assurance that there
is an adequate system of internal control in place.
Internal control is implemented through the proper
delegation of responsibility within a clearly deﬁned approval framework, through accounting procedures and also the
adequate segregation of duties. The Group’s internal
accounting controls and systems are designed to provide
reasonable assurance as to the integrity of the company’s
ﬁnancial statements and to safeguard, verify and maintain
accountability for its assets. These controls and systems
are complemented by processes to access the integrity of
prospective new appointees and promotion candidates.
Internal auditors monitor the operation of the internal control systems and report their ﬁndings and recommendations to
the Audit Committee, the directors and management.
Corrective action is taken to address any deﬁciencies as and when they are identiﬁed. Nothing has come to the attention
of the directors to indicate that any material breakdown in
the functioning of these controls, procedures and systems
has occurred during the year under review.
COMPANY CODE OF ETHICS
Directors and employees alike are bound to uphold the core
values of honesty, transparency and integrity that underpin
the Gold Fields Code of Ethics. Above all, this code requires all directors and employees maintain the ethical standards
set by the company, inter alia, that its representatives
conduct themselves with integrity, in accordance with all
applicable law and, generally, in a manner which is beyond
reproach. The code of ethics also articulates the company’s
policy with respect to conﬂicts of interest, conﬁdentiality, fair dealing, the protection and proper use of company
assets. The code of ethics is available on the company’s
web site (www.goldﬁelds.co.za) and has been
communicated throughout the Group. The code of ethics is
also communicated to all new employees.
112
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Corporate
governance
(continued)
The board is committed to ensuring the consistent
application of the code of ethics and is assisted in its
responsibility for overseeing compliance therewith by the
Audit Committee.
Only this committee is empowered to waive the application
of the principles espoused in the code of ethics in respect
of directors or executive committee members and the
code itself requires that any such waiver will promptly be
publicly disclosed.
Gold Fields has contracted the services of “Tip-off
Anonymous”, an independent hotline service provider, to
facilitate the conﬁdential reporting of code violations, fraud and other inappropriate behaviour. Employees found guilty
of ethical breaches are disciplined in accordance with the
Group’s disciplinary code and, should the breach also be a
criminal act, it is the Group’s policy to pursue prosecution of the employee concerned.
Feedback to date suggests that the ethical standards
espoused in the code are, in general, being upheld across
the Group.
INSIDER TRADING
The Group operates a closed period prior to the publication
of its quarterly and year-end ﬁnancial results during which
period employees, directors and ofﬁcers of the Group may
not deal in the shares of the company. This is also extended to any period when the company is trading under a
cautionary announcement. The company secretary keeps
members of the board and employees across the Group
informed of all such periods.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Annual
financial statements

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Annual
financial statements
Report
content
Statement of responsibility by the board of directors

Report of the independent auditors

Corporate secretary’s conﬁrmation

Management’s discussion and analysis of the ﬁnancial statements

Directors’ report

Accounting policies

Group income statement

Group balance sheet

Group statement of changes in shareholders’ equity

Group cash ﬂow statement

Notes to ﬁnancial statements

Company income statement

Company balance sheet

Company statement of changes in shareholders’ equity

Company cash ﬂow statement

Company notes to ﬁnancial statements

Major group investments – direct and indirect

Segment report

Operating and ﬁnancial information by mine

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Statement
of responsibility by the board of directors
The directors are responsible for the preparation, integrity and fair presentation of the ﬁnancial statements of the company and of the Group. The ﬁnancial statements presented on pages 113 to 181 have been prepared in accordance with Statements of Generally
Accepted Accounting Practice (GAAP) in South Africa and International Financial Reporting Standards and include amounts based on judgements and estimates made by management.
The directors consider that, in preparing the ﬁnancial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all Statements of GAAP that they consider to be applicable have been followed. The directors are satisﬁed that the information contained in the ﬁnancial statements fairly presents the results of operations for the year and the ﬁnancial position of the Group at year-end. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the ﬁnancial statements.
The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the ﬁnancial position of the companies to enable the directors to ensure that the ﬁnancial statements comply with the relevant legislation.
The company and the Group operated in a well-established controlled environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled.
The going-concern basis has been adopted in preparing the ﬁnancial statements. The directors have no reason to believe that the group or any company within the Group will not be going concerns in the foreseeable future, based on forecasts and available cash resources.
These ﬁnancial statements support the viability of the company and the Group.
Gold Fields has adopted a Code of Ethics which code is available on the Gold Fields website and which is adhered to by the company.
The Group’s external auditors, PricewaterhouseCoopers Incorporated, audited the ﬁnancial statements, and their report is presented on page 116.
The ﬁnancial statements were approved by the board of directors on 13 September 2005 and are signed on its behalf by:
N J Holland
I D Cockerill
Chief Financial Ofﬁcer
Chief Executive Ofﬁcer
13 September 2005

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Report of the independent auditors
To the members of Gold Fields Limited
We have audited the annual ﬁ nancial statements and Group annual ﬁ nancial statements set out on pages 131 to 179 for the year ended
30 June 2005. These ﬁ nancial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these ﬁ nancial statements based on our audit.
Scope
We conducted our audit in accordance with Statements of South African Auditing Standards and in accordance with International
Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the ﬁ nancial statements are free of material misstatement.
An audit includes:
• Examining, on a test basis, evidence supporting the amounts and disclosures in the ﬁ nancial statements.
• Assessing the accounting principles used and signiﬁ cant estimates made by management.
• Evaluating the overall ﬁ nancial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.
Audit opinion
In our opinion, the ﬁ nancial statements fairly present, in all material aspects, the ﬁ nancial position of the company and the Group at
30 June 2005, the results of their operations and cash ﬂ ows for the year then ended in accordance with South African Statements of
Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the South African
Companies Act.
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg 13 September 2005
Corporate
secretary’s confirmation
In terms of section 268G(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the Registrar of
Companies all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.
C Farrel
Corporate Secretary
13 September 2005
Report
of the independent auditors

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Gold Fields Limited Annual Report 2005

(The following management’s discussion and analysis of the ﬁnancial statements should be read together with the Gold Fields’
consolidated ﬁnancial statements, including the notes appearing with these ﬁnancial statements.)
The ﬁnancial results have been prepared in accordance with International Financial Reporting Standards (IFRS) and South African
Statements of Generally Accepted Accounting Practice, which is consistent with the previous year.
RESULTS FOR THE YEAR
Net earnings for ﬁscal 2005 were R180 million (or 37 cents per share), compared with R768 million (or 158 cents per share) achieved for the previous ﬁnancial year. The reasons for this decline are discussed below.
Headline earnings exclude the after tax effect of asset impairments, proﬁts on the sale of investments and ﬁxed assets, and amounted to R291 million or 59 cents per share for ﬁscal 2005, compared with headline earnings for the previous year of R763 million or 157 cents per share.
These results are analysed as follows:
REVENUE
Revenue decreased marginally from R11,773 million in ﬁscal 2004 to R11,756 million in ﬁscal 2005. The decrease in revenue of
R17 million was due to the decrease in the rand gold price from R85,905 per kilogram to R84,218 per kilogram, partially offset by an increase in gold production. This decrease in the rand gold price occurred despite a 9 per cent increase in the US dollar gold price from an average of US$387 per ounce to US$422 per ounce year on year, with the higher gold price being offset by a stronger rand which moved from an average of 6.90 to 6.21 to the US dollar, a change of 10 per cent.
Gold production increased 1 per cent from 4,406,100 ounces to 4,488,100 ounces in ﬁscal 2005. The South African operations increased production from 2,803,700 ounces to 2,824,100 ounces while the international operations increased production from 1,602,400 ounces to 1,664,000 ounces.
The increase in production at the South African operations was due to an increase in underground yields from 7.1 grams per ton to
7.4 grams per ton, while underground volumes remained almost constant at 11,117,000 tons milled. This increase in yield came about as a result of a change in strategy implemented to counter the low rand gold price of below R85,000 per kilogram experienced in mid-2003 and the assumption that the rand would remain below R6.50 to the US dollar for a protracted period. In order to counter the low rand gold price due to the strengthening of the rand, the South African operations changed from mining more volume at lower grade (the “Wal-Mart”
strategy) to less volume at grades more in line with Life of Mine ore reserve values (the “Saks 5th Avenue” strategy). In line with this strategy marginal and non-contributing ore from surface was reduced from 5,683,000 tons to 4,413,000 tons or 22 per cent.
At the international operations a signiﬁcant increase was seen at Tarkwa, from 550,000 ounces to 676,800 ounces. This was as a result of the new mill which was commissioned at the end of October 2004 and the new owner mining ﬂeet introduced at the start of the ﬁscal year. Agnew posted another excellent year increasing production from 201,500 ounces to 212,500 ounces, the low grade stockpiles being replaced by delivery of the Songvang open pit project and Kim underground continuing to deliver excellent results. Production at
St Ives decreased marginally from 542,600 ounces to 527,000 ounces. The new mill at St Ives was commissioned during December
2004 in order to reduce costs and increase production levels. Damang reduced production from 308,300 ounces to 247,700 ounces as the high grade ore from the Damang pit was depleted as the current cutback reached the end of its economic life. This ore was replaced by lower grade ore from the Amoanda and Juno 2SE pits.
Management’s
discussion and analysis of the financial statements

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Management’s
discussion and analysis of the financial statements
(continued)
COST OF SALES
Cost of sales, which consists of operating costs, changes in gold inventories and amortisation and depreciation, increased from
R10,694 million in ﬁscal 2004 to R10,983 million in ﬁscal 2005.
The table below presents the analysis of cost of sales:
F2005
F2004
Analysis of cost of sales
Rm
Rm
Total cash costs
9,219
9,192
Add:
General and administration
342
335
Rehabilitation
45
41
Gold inventory change – cash portion
17
(39)
Royalties
(121)
(118)
Operating costs
9,502
9,411
Add:
Gold inventory change
(31)
47
Amortisation and depreciation
1,512
1,236
Cost of sales
10,983
10,694
The analysis that follows provides a more detailed comparison of costs year on year taking into account changes in production levels.
Operating costs
The following table sets out for each operation and the Group total ounces produced, total cash costs and total production costs for the years ended 30 June 2005 and 2004.
Year ended 30 June 2005
Year ended 30 June 2004
Total
Total
Total
Total
Total
Total
Total
Total
Gold
cash  production
cash   production
Gold
cash  production
cash
production
production
costs
4
costs
4
costs
4
costs
4
production
costs
4
costs
4
costs
4
costs
4
’000 oz
US$/oz
US$/oz
R/kg
R/kg
’000 oz
US$/oz
US$/oz
R/kg
R/kg
South Africa
 Driefontein
1,162.6
330
366
65,876
72,974
1,141.2
311
342
68,922
75,802
Kloof
1,037.1
379
436
75,693
87,023
1,037.6
341
379
75,645
84,015
Beatrix
624.3
406
430
81,023
85,864
624.9
356
376
78,865
83,398
Total South African operations
2,824.1
365
406
72,830
80,983
2,803.7
332
363
73,626
80,534
Ghana
Tarkwa
1
676.8
234
290
46,649
57,826
550.0
230
257
51,032
56,936
Damang
2
247.7
282
306
56,329
61,119
308.3
222
249
49,265
55,261
Australia
3
404
80,710
361
80,016
St Ives
527.0
336
67,029
542.6
297
65,865
Agnew
212.5
233
46,437
201.5
226
50,215
Total international operations
1,664.0
273
343
54,517
68,487
1,602.4
251
304
55,612
67,331
Total
4,488.1
4,406.1
Weighted average
331
382
66,041
76,350
302
341
67,075
75,733
Notes:
(1) In ﬁscal 2005 and 2004, 481,200 ounces and 391,100 ounces respectively were attributable to Gold Fields.
(2) In ﬁscal 2005 and 2004, 176,100 ounces and 219,200 ounces respectively were attributable to Gold Fields.
(3) Total production costs for the Australian operations are not split between the two operations.
(4) Total cash costs and total production costs are calculated in accordance with the Gold Institute industry standard.

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Gold Fields Limited Annual Report 2005

The weighted average total cash cost per kilogram decreased by 2 per cent from R67,075 per kilogram (US$302 per ounce) in ﬁscal 2004, to R66,041 per kilogram (US$331 per ounce) in ﬁscal 2005.
The weighted average total cash costs at the South African operations in rand terms decreased 1 per cent from R73,626 per kilogram in ﬁscal 2004 to R72,830 per kilogram in ﬁscal 2005 despite normal inﬂationary pressures and wage increases at the commencement of the ﬁscal year that were above inﬂation. The reduction in unit cost was achieved as a consequence of the excellent cost performance achieved from the cost savings initiatives, namely Project 100 and Project Beyond and the increase in production described earlier.
Project 100 was established with the aim of reducing costs at the South African operations by R100 million per annum. The savings were to be achieved from improved standards and norms, thereby improving control over the consumption of materials, together with more rigorous engineering cost benchmarking. Savings for ﬁscal 2005 amounted to R140 million, 40 per cent above target. Savings were mainly achieved on explosives, underground support, drill steel and logistics i.e. underground and surface engineering. The focus is now on maintaining these savings going forward.
A new project, Project 100+, has been established utilising the capabilities and the skills developed during Project 100, which is focused on achieving ongoing and sustainable cost savings across the South African operations. To date ﬁfteen projects have been identiﬁed with potential savings of R200 million per annum. These projects are focusing on improving efﬁciencies and controls on areas such as labour management and productivity, planned maintenance, transport and medical facilities to name but a few. Three completed projects in the Shared Services, Gold Fields Academy and Gold Fields Protection Services areas are expected to deliver annual savings of
R30 million. Many of the projects are in the design phase with beneﬁt realisation expected during the 2006 ﬁnancial period and beyond.
Another project, Project Beyond, initiated in early 2004, is a procurement initiative targeting annual savings of between R200 million and
R300 million per annum over three years, i.e. around 10 per cent of the amount expended on materials, services and capital expenditure at the South African operations. During the past ﬁscal year, the project targeted delivery of R94 million in contractual savings, focusing on overall procurement expenditure of almost R900 million.
The project delivered R103 million of savings against underlying contracts being 12.3 per cent on historic baseline expenditure. Savings were achieved on commodities such as grinding media, foodstuffs, mill liners, ore transport, roof and timber support, bearings, engineering repairs, and lubricants. Savings are realised as new contracts come into force and once these materials are utilised by the mining operations. As a consequence the R103 million savings should largely be realised in the 2006 ﬁscal.
Gold Fields will continue with procurement savings initiatives in support of its cost leadership strategy and is targeting a further
R75 million to R100 million savings per annum at the local operations during ﬁscal 2006 focusing on expenditure of some R980 million.
Relationships with suppliers have not been compromised as a consequence of these initiatives.
It is noteworthy that, despite the achievement of major contractual savings in procurement, expenditure with BEE companies increased from 18 per cent in ﬁscal 2004 to 25 per cent for ﬁscal 2005. Gold Fields classify BEE companies as “Black Owned” (>50 per cent HDSA ownership interest), “Black Empowered” (>25 per cent and <50 per cent HDSA ownership interest) and “Black Inﬂuenced” (>5 per cent and <25 per cent HDSA ownership interest). Gold Fields now make use of 268 of these vendors as compared with 158 at the start of the year. For purposes of determining the quantum of qualifying expenditure in respect of BEE companies, Black Owned and Black
Empowered companies are weighted 100 per cent, while Black Inﬂuenced companies are weighted as per the relevant percentage
HDSA ownership interest.
The scope of Project Beyond is being extended to include the Australian and Ghanaian operations, as well as the Peruvian Cerro Corona project where common items are procured across the operations. The vision is to move to a global procurement contract. Preliminary indications are that savings of more than US$20 million per annum may be achieved.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Management’s discussion and analysis of the financial statements
(continued)
At the international operations unit cash costs increased from US$251 per ounce to US$273 per ounce, mainly due to lower production at Damang and St Ives. Damang lost high grade ore as the main pit was depleted while St Ives’ open pit grades were lower than planned.
Operating costs increased by less than 1 per cent from R9,411 million in ﬁscal 2004 to R9,502 million in ﬁscal 2005. At the South African operations costs were marginally lower at R6,660 million compared with R6,683 million the previous year. This was despite similar volumes, wage increases that were above inﬂation as well as the impact of higher input costs and administered price increases. The effects of these cost increases were more than offset by the cost saving initiatives implemented during the year. At the international operations, costs increased from R2,728 million in ﬁscal 2004 to R2,842 million in ﬁscal 2005, an increase of 4 per cent. In the respective reporting currencies the increase in operating costs at the Australian operations was 9 per cent and in Ghana, which is US dollar based, the increase was 16 per cent. The increase in Ghana was mainly due to the 23 per cent increase in production at Tarkwa together with increases in consumables, which affected all the international operating mines.
GENERAL AND ADMINISTRATION (G&A) COSTS
Net general and administration costs, which are included in operating costs were R342 million in ﬁscal 2005, virtually unchanged from the R355 million in ﬁscal 2004.
Costs falling under the deﬁnition of general and administration costs included the following:
•   Corporate administration expenditure of R140 million, which remained unchanged in ﬁscal 2005;
•   World Gold Council fees of R46 million in ﬁscal 2005, charged at US$1.75 per ounce of gold produced. The ﬁscal 2004 charge was similar at R42 million;
•   offsite training amounted to R48 million in ﬁscal 2005 compared with R45 million in ﬁscal 2004; and
•   other costs which include Chamber of Mines, social development and special technical projects make up the balance.
GOLD INVENTORY CHANGE
The movement in gold in process (GIP) for ﬁscal 2005 was R78 million, from a charge in ﬁscal 2004 of R47 million to a credit to costs in
ﬁscal 2005 of R31 million. The majority of this movement was at the Australian operations. At St Ives there was a positive movement of R46 million resulting from a charge to costs of R2 million in ﬁscal 2004 compared to a credit to costs in ﬁscal 2005 of R44 million. The credit to costs in ﬁscal 2005 was due to a build-up of stockpile earlier in the year to feed the new mill. These stocks are in the process of being depleted. In ﬁscal 2004 production and sales were virtually matched.
At Agnew, there was a positive movement of R38 million resulting from the charge to costs decreasing from R43 million in ﬁscal 2004 to R5 million in ﬁscal 2005. The high charge to costs in ﬁscal 2004 was due to the mine drawing down heavily on the Waroonga stockpile. The balance of this stockpile was milled in ﬁscal 2005.
At Tarkwa, there was a positive movement of R7 million resulting from a R7 million credit to costs in ﬁscal 2005 compared with
Rnil million in ﬁscal 2004. The R7 million credit to costs represents the build-up of stockpiles to provide sufﬁcient feed stock for the new mill commissioned in October 2004. These stocks are in the process of being depleted. The Rnil million movement in ﬁscal 2004 was as a result of the GIP at the end of the year being similar to that at the beginning of the year.
At Damang, there was a negative movement of R13 million resulting from the charge to costs increasing from R2 million in ﬁscal 2004 to R15 million in ﬁscal 2005. The reason for the higher charge in ﬁscal 2005 is due to more ore being drawn from the stockpile in ﬁscal
2005 compared with ﬁscal 2004. This is because the fresh ore from the main pit was depleted during ﬁscal 2005.
AMORTISATION AND DEPRECIATION
Amortisation and depreciation increased 22 per cent from R1,236 million in ﬁscal 2004 to R1,512 million in ﬁscal 2005. This was mainly as a result of a reclassiﬁcation of reserves at Kloof and depreciation of the new mining ﬂeet and mill at Tarkwa. Reserves at Kloof previously planned to be mined through a decline at 7 shaft will now be mined from the current infrastructure above 45 level at 4 shaft.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

The resultant increase in amortisation year on year at Kloof of R96 million was caused by the asset base at 7 shaft being amortised over a reduced number of ounces, following the reclassiﬁcation of reserves ounces to 4 shaft. The depreciation of the new mining ﬂeet at
Tarkwa, together with the new mill, results in additional depreciation for the year of R135 million.
OPERATING PROFIT
As a consequence of the aforegoing, operating proﬁt decreased from R1,079 million in ﬁscal 2004 to R774 million in ﬁscal 2005, with the higher amortisation and depreciation being the main reason for the decline.
INVESTMENT INCOME
Income from investments increased from R134 million in ﬁscal 2004 to R181 million in ﬁscal 2005. The increase is mainly due to higher interest received as a consequence of higher average cash resources, both locally and offshore.
FINANCE EXPENSE
Finance expense increased from R27 million in ﬁscal 2004 to R99 million in ﬁscal 2005. The R99 million ﬁnance expense in ﬁscal 2005 comprises of R85 million net interest paid on the Mvela loan, R4 million in respect of other interest paid, R19 million environmental rehabilitation interest charge and R8 million post-retirement health care interest charge. This was partially offset by net exchange gains on foreign debt, net of cash of R17 million.
The R27 million ﬁnance expense in ﬁscal 2004 comprised of R40 million net interest paid on the Mvela loan, R62 million in respect of other interest paid, R16 million environmental rehabilitation interest charge and R12 million post-retirement health care interest charge.
This was offset by net exchange gains on foreign debt, net of cash of R103 million.
The net interest paid on the Mvela loan increased from R40 million in ﬁscal 2004 to R85 million in ﬁscal 2005 due to the loan only being in place for the last three months of ﬁscal 2004. The R85 million in ﬁscal 2005 comprises gross interest paid of R165 million, partially offset by R80 million interest credit received as a result of the interest rate swap discussed under the ﬁnancial instruments section. The
R40 million in ﬁscal 2004 comprised of R52 million gross interest paid, partially offset by R12 million interest credit received.
Other interest paid decreased from R62 million in ﬁscal 2004 to R4 million in ﬁscal 2005. The main reason for the decrease was that the
South African operations had an external debt position for a portion of ﬁscal 2004 which resulted in interest on this debt of R59 million.
The net exchange gains on foreign debt net of cash for ﬁscal 2005 was R17 million (R17 million realised gain and Rnil million unrealised gain) compared to R103 million in ﬁscal 2004 (R79 million realised gain and R24 million unrealised gain). Fiscal 2005 includes a R17 million translation gain made on offshore funds held in euros.
Fiscal 2004 included an accounting exchange gain of R86 million on the settlement of an offshore inter-company loan and a R25 million exchange gain was made on offshore funds held in euros. These funds related to the proceeds from the US capital raising, which were invested in euro denominated bank accounts. This was partially offset by a loss of R7 million on foreign debt relating to the syndicated credit facility in Australia which was settled on 31 January 2004.
FINANCIAL INSTRUMENTS
US dollar/Australian dollar call options
In conjunction with the acquisition of St Ives and Agnew, the Group implemented a hedging strategy to protect the cash ﬂows of these operations against an appreciation of the Australian dollar, as a signiﬁcant portion of the purchase price was ﬁnanced with debt allied with the high degree of sensitivity of the cash ﬂows to changes in the US dollar/Australian dollar exchange rate. In addition, it was a requirement of the lenders that a hedging strategy in relation to changes in the Australian dollar be established and maintained.
Accordingly, Gold Fields entered into various currency ﬁnancial instruments covering a total of US$500 million over a ﬁve year period to
December 2006.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Management’s discussion and analysis of the financial statements
(continued)
The instruments consisted of the following:
•   A series of forward sales contracts covering an aggregate amount of US$250 million. The contracts required Gold Fields Australia to sell United States dollars 12.5 million for Australian dollars in quarterly instalments commencing in the quarter ended 31 March 2002 and ending in the quarter ended 31 December 2006. The average forward exchange rate was US$0.4934 per Australian dollar.
•   US$250 million of zero cost collars in quarterly amounts of US$12.5 million commencing in quarter ended 31 March 2002 and ending in the quarter ended 31 December 2006. The average downside protection level in each quarter was US$0.5191 per Australian dollar with average upside participation down to US$0.4289 per Australian dollar. However, should the exchange rate at any time in any quarter be below the average rate of US$0.4289, the rate achieved for that quarter will be on average A$0.5040.
On 7 January 2004, Gold Fields Australia closed out the remaining Australian dollar/United States dollar currency ﬁnancial instruments of US$275 million. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of
0.7670 US$/A$. These transactions locked in gross proﬁt amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.
In addition, in order that the Group is able to participate in any future Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium is scheduled to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.
Subsequent to this, the future US dollar values in respect of the above two transactions were ﬁxed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The value of the future cash ﬂows at that date net of the premium above was US$107.4 million or A$140.0 million prior to ﬁxing based on 0.7670 US$/A$, the rate at the time of the original transaction.
The value ﬁxed in Australian dollar amounts to A$147 million, based on a spot rate of 0.7158 US$/A$, the average rate achieved on ﬁxing in May 2004.
US dollar/rand forward purchasing
During ﬁscal 2003 forward cover on US$36 million, at an average rate of R8.73/US$, was purchased to hedge the Group’s offshore commitments. At the beginning of ﬁscal 2004 this amount was increased to US$50 million at an average rate of R8.4264/US$. The full forward purchase of US$50 million matured on 3 June 2004. The spot rate on this date was R6.4055/US$. This amount was extended at a new rate of R6.6368/US$, to mature on 3 December 2004, resulting in a cash outﬂow of R100 million. The spot rate on 3 December
2004 was R5,8215/US$ resulting in a cash outﬂow of R24 million. US$30 million was extended at a new rate of R5.9611/US$ to mature on 3 June 2005. The spot rate on 3 June 2005 was R6.8198/US$ resulting in a cash inﬂow of R26 million. This amount was extended at a new rate of R6.9402/US$ to mature on 5 December 2005.
Interest rate swap
In terms of the Mvela loan, GFI Mining SA pays Mvela Gold interest on R4,139 million at a ﬁxed interest rate, semi-annually. The interest rate was ﬁxed with reference to the ﬁve year ZAR swap rate, at 9.6179 per cent plus a margin of 0.95 per cent. GFI Mining SA simultaneously entered into an interest rate swap agreement converting the ﬁxed interest rate exposure to a ﬂoating rate. In terms of the swap, GFI Mining SA was exposed to the three month JIBAR rate plus a margin of 1.025 per cent. The interest rate swap was effected to take advantage of the relatively steep yield curve. This swap was closed out on 3 June 2005. The loan now reverts to the
ﬁxed interest rate as mentioned above.
Since the inception of this swap up until its close out, Gold Fields has realised marked to market gains on the swap of R225 million and interest rate credits of R92 million, giving a total realised gain of R317 million. Of the R225 million realised marked to market gain,
R306 million was accounted for in ﬁscal 2005, offset by a R81 million loss in ﬁscal 2004. Of the R92 million interest credit, R80 million credit was accounted for in earnings in ﬁscal 2005 compared to a R12 million credit in ﬁscal 2004.

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Gold Fields Limited Annual Report 2005

International petroleum exchange gasoil call option
During ﬁscal 2005 Gold Fields Ghana purchased a one year Asian style call option settled monthly in respect of 51.6 million litres of diesel at a strike price of US$0.45 per litre, which approximates at a Brent crude oil price of US$56 per barrel. This call was taken out to protect the Ghanaian operations against adverse energy price movements. The market price of diesel on the day of setting up this structure was US$0.42 per litre. A US$10 per barrel increase in global oil prices would result in a US$4 per ounce in total cash costs at the Ghanaian operations. An Asian style option is one where the monthly average of the daily close out prices is compared with the strike price. The 51,6 million litres of diesel represents 100 per cent of the forecasted diesel consumption in ﬁscal 2006 for the Tarkwa and Damang mines. The call option resulted in a premium of US$1.66 million paid upfront. The value of this option at 24 June 2005 was
US$1,93 million.
UNREALISED GAIN ON FINANCIAL INSTRUMENTS
The unrealised gain on ﬁnancial instruments of R30 million in ﬁscal 2005 compares with an unrealised gain of R189 million in ﬁscal 2004.
The ﬁscal 2005 unrealised gain of R30 million comprises a gain of R33 million on the US dollar/Australian dollar call options and a gain of
R1 million on the international petroleum exchange gasoil call options offset by a loss of R4 million on the US dollar/rand forward purchases.
The ﬁscal 2004 unrealised gain of R189 million comprised a gain of R277 million on the original US dollar/Australian dollar structure
(consisting of forward sales contracts and zero cost contracts) offset by a R81 million loss on the interest rate swap and a R7 million loss on the US dollar/rand forward purchases.
REALISED GAIN/(LOSS) ON FINANCIAL INSTRUMENTS
The realised gain on ﬁnancial instruments of R314 million in ﬁscal 2005 compares with a realised loss of R60 million in ﬁscal 2004. The
ﬁscal 2005 realised gain of R314 million comprises a R306 million gain on the interest rate swap plus a net gain of R8 million on the US dollar/rand forward purchases. The R306 million gain on the interest rate swap includes R41 million previously hedge accounted for, but now included in income due to the close out of the swap.
The ﬁscal 2004 realised loss of R60 million comprised a R90 million loss on the US dollar/rand forward purchases offset by a R30 million gain on the US dollar/Australian dollar call options.
OTHER OPERATING (COSTS)/INCOME
Other operating costs in ﬁscal 2005 were R27 million compared to other operating income of R38 million in ﬁscal 2004. The main reasons for the movement are:
•   ﬁscal 2005 includes rewards given to all Gold Fields’ employees for the successful defence of the Harmony hostile bid;
•   the medical aid rebate as a result of the actuarial revaluation of the CAWMS liability decreased from ﬁscal 2004;
•   costs relating to Gold Fields becoming compliant with the requirements of Sarbanes-Oxley were incurred in ﬁscal 2005;
•   Biox costs are included in other operating costs in ﬁscal 2005, previously they were accounted for under exploration expense;
•   ﬁscal 2005 includes corporate retrenchment costs, which were not present in ﬁscal 2004; and
•   additional sundry professional fees were incurred in ﬁscal 2005.
EXPLORATION EXPENSE
Gold Fields spent R197 million (US$32 million) on exploration in ﬁscal 2005 compared to R197 million (US$29 million) in ﬁscal 2004. The bulk of the expenditure has been incurred on a diversiﬁed pipeline of early stage projects in Africa, Australia, China and North, South and
Central America. Subject to continued exploration success, and our ability to ﬁnance, expenditure is expected to range between
US$30 million and US$40 million in ﬁscal 2006.
SHARE OF RESULTS OF ASSOCIATES AFTER TAX
Gold Fields’ 33 per cent share of after tax losses in Rand Reﬁnery Limited increased from R3 million in ﬁscal 2004 to R11 million in
ﬁscal 2005.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Management’s discussion and analysis of the financial statements
(continued)
EXCEPTIONAL ITEMS
Impairment of assets
Impairment of assets decreased from R426 million in ﬁscal 2004 to R261 million in ﬁscal 2005.
The Group continuously reassesses the carrying value and recoverability of its mining assets. The carrying value is compared to the higher of “value in use” or “fair value less cost to sell”. “Value in use” is a valuation based on the cash ﬂows over the life of the asset and discounted to a present value at an appropriate rate. “Fair value” is the present market value of the asset.
The following estimates and assumptions were used by management when reviewing the long-term assets for impairments:
•   a gold price of R92,000 per kilogram for the South African operations, US$420 per ounce for the Ghanaian operations and A$560 per ounce for the Australian operations,
•   the extraction of proved and probable reserves as per the most recent life of mine plan at the South African and Ghanaian operations.
The Australian operations included the likely recoverable gold over and above proved and probable reserves based on current exploration information taking cognisance of the probability of conversion to reserves. The reason for the inclusion of recoverable gold in addition to proven and probable reserves at the Australian operations is due to the fundamental difference in the nature of the mineralisation at these operations, which makes upfront deﬁnition of the reserve potential impractical. This is an internal estimate of the recoverable gold of the lease area over and above the proved and probable reserves; and
•   operating costs and capital expenditure estimates as per the most recent life of mine plan.
A fundamental pre-tax discounted cash ﬂow valuation at a discount rate of 5 per cent real is done for each mine using our latest strategic plans. This is consistent with previous years. From June 2005 we now apply a derived pre-tax market multiple that is determined on a group basis by reference to the market price of Gold Fields and is then multiplied by the discounted cash ﬂow valuation of each asset determined on a pre-tax basis. The reason for the change in methodology from last year is that IAS 36 (revised) has provided more guidance regarding impairment testing.
The application of the above estimates and assumptions resulted in an impairment charge of R124 million to the income statement relating to Beatrix North and South sections (formerly the old Beatrix mine) in the Free State.
Beatrix is a low grade mine and therefore very sensitive to changes in its cost proﬁle. Changes in the cost proﬁle affects the pay-limits, which in turn affects the reserves. During ﬁscal 2005, there were normal cost increases at Beatrix, which resulted in an increase in the pay-limit. Due to the increase in the pay-limit, certain reserves at 2 shaft and Vlakpan included in ﬁscal 2004 became uneconomical to mine and were therefore excluded from the 2005 life of mine proﬁle. In addition, due to the restructuring at 2 shaft, certain sections were closed which further impacted the life of mine plan.
The assessment for ﬁscal 2004 resulted in an impairment charge of R426 million relating to Beatrix West section (formerly Oryx mine)
in the Free State.
An impairment charge was incurred at Living Gold, the rose project at Driefontein. As Living Gold is not a gold asset, its valuation was based on its business plan using a long term exchange rate of R8.51 to the euro and a discounted cash ﬂow valuation using a real discount rate of 10 per cent. This has resulted in an impairment of R52 million. The main reason for the impairment is that the original plan forecast a higher exchange rate of R9.87 to the euro and thus higher earnings.
Due to the closure of certain infrastructures in the Group, additional assets were impaired:
•  at Driefontein, the No 10 shaft was closed, resulting in an impairment of R12 million,
•  at Kloof, the No 3 metallurgical plant was closed, resulting in an impairment of R11 million, and
•  at St Ives, the old mill was closed, resulting in an impairment of R61 million.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Proﬁt on the sale of investments
Proﬁt on the sale of investments decreased from R96 million in ﬁscal 2004 to R50 million in ﬁscal 2005. The R50 million proﬁt in ﬁscal
2005 comprises:
• R38 million from the sale of 36.0 million shares in Zijin Mining Group Company Limited;
• R10 million from the sale of 8.5 million shares in African Eagle Resources Plc; and
• R2 million from the sale of 1.3 million shares in Radius Gold Incorporated.
The major disposals comprising the R96 million proﬁt in ﬁscal 2004 were:
• R53 million from the sale of 1.2 million shares in Harmony/ARM;
• R14 million from the sale of 0.9 million shares in Chesapeake Gold Corporation;
• R7 million from the sale of 0.1 million share in Glamis Gold Limited;
• R10 million from the sale of 2.5 million shares in Orezone Resources Inc; and
• R11 million from the sale of 1.3 million shares in Committee Bay Resources Limited.
Proﬁt on disposal of exploration rights
During ﬁscal 2005 Gold Fields sold its interest in the Angelina Project in Chile to its joint venture partner Meridian for R47 million plus a
2 per cent net smelter royalty on the majority of land within the joint venture. As the interest had a nil cost, the proceeds of R47 million was also the proﬁt.
Harmony hostile bid costs
Gold Fields incurred costs of R316 million in ﬁscal 2005 relating to the Harmony hostile bid.
IAMGold transaction costs
Costs of R58 million relating to the failed IAMGold deal were incurred during ﬁscal 2005. This deal would have resulted in Gold Fields combining its assets situated outside the Southern African Development Community with those of IAMGold by means of a reverse takeover. On 7 December 2004 this proposed transaction did not receive the required majority approval by shareholders and was therefore not completed.
Proﬁt on disposal of mineral rights
During ﬁscal 2004 mineral rights and associated assets relating to Driefontein’s Block 1C11 were sold for R315 million to AngloGold, realising a proﬁt of R187 million. No mineral rights were sold during ﬁscal 2005.
Impairment of critical spares
With the closure of the old St Ives mill during ﬁscal 2005, R17 million worth of critical spares kept for the maintenance of the old plant were impaired as they had now become redundant.
Premium on retirement of post-retirement health care obligations
In order to reduce the post-retirement health care obligation to fund 50 per cent of members contributions, approximately 21 per cent
(F2004 6 per cent) of pensioners and dependants were bought out of the scheme at a 15 per cent premium. The premium was charged to the income statement and amounted to R5 million for both ﬁscal 2005 and ﬁscal 2004.
Write-off of mineral rights
Mineral rights held as trading stock to the value of R25 million were written off in F2004. This was in line with new legislation that resulted in mining companies forfeiting those mineral rights not likely to be mined or explored. No mineral rights were written off during
ﬁscal 2005.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Management’s discussion and analysis of the financial statements
(continued)
Other income/(costs)
Other income/costs moved from a cost of R3 million in ﬁscal 2004 to an income of R5 million in ﬁscal 2005. The income of R5 million in
ﬁscal 2005 related to proﬁt on the disposal of miscellaneous property, plant and equipment. The other cost of R3 million in ﬁscal 2004 comprised of R6 million provided for a deﬁcit on the Gold Fields Limited Corporate Pension Fund, offset by R3 million proﬁt on the disposal of miscellaneous property, plant and equipment.
MINING AND INCOME TAX
The table below indicates Gold Fields’ effective tax expense rate for ﬁscal 2005 and ﬁscal 2004.
Year ended 30 June
Income and mining tax
2005
2004
Effective tax expense rate (%)
24.8
6.2
In ﬁscal 2005, the effective tax expense rate of 25 per cent differed from the maximum South African mining statutory tax rate of 45 per cent, due to a reduction of R195 million arising from non-South African mining income taxed at lower rates, R71 million reduction relating to the South African mining tax formula, R53 million decrease due to the reduction of the Ghanaian tax from 32.5 per cent in ﬁscal 2004 to 28.0 per cent in ﬁscal 2005 and R167 million reduction due to an increase in tax values in Australia following the consolidation of St
Ives and Agnew for tax purposes. The Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation.
The reduction from the maximum South African mining statutory tax rate to the actual achieved rate of 25 per cent as described above, was partly offset by the Group incurring R135 million in charges relating to levies and royalties in Ghana and Australia and a further
R214 million increase in net non-taxable and non-deductable income, mainly due to the non deductibility exceptional items.
In ﬁscal 2004, the effective tax expense rate of 6 per cent differed from the maximum South African mining statutory tax rate of 46 per cent, due to a reduction of R277 million arising from non-South African mining income taxed at lower rates, R48 million reduction relating to the South African mining tax formula, R159 million reduction on net non-taxable and non-deductable income, mainly the realised gain on the foreign debt and exploration expenditure not deductible. This was partly offset by the Group incurring R137 million in charges relating to taxes and royalties in Ghana and Australia.
Minority shareholder’s interest
Minority interests represent attributable earnings of R129 million in ﬁscal 2005, compared to earnings of R150 million in ﬁscal 2004.
These amounts reﬂect the portion of the net income of Gold Fields Ghana, Abosso Goldﬁelds and Living Gold attributable to its minority shareholders.
Net earnings
Because of the factors discussed above, Gold Fields posted earnings of R180 million in ﬁscal 2005 as compared with R768 million in
ﬁscal 2004.
Earnings for the year to June 2005, excluding the effect of gains and losses on ﬁnancial instruments and foreign debt and exceptional items, which include, inter alia, impairment of assets and proﬁts on disposal of investments and exploration rights, was R452 million as compared with R587 million in ﬁscal 2004.
LIQUIDITY AND CAPITAL RESOURCES
Cash resources
Cash ﬂows from operating activities
Cash ﬂows from operating activities increased from R1,003 million in ﬁscal 2004 to R1,336 million in ﬁscal 2005. The increase of
R333 million was as a result of R213 million less dividends paid, R292 million less tax paid and R46 million more investment and interest

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

income received. This was partially offset by R40 million less cash generated by the operations and an increase in working capital of
R191 million. The main reason for the R191 million change was due to increases in inventories around the Group, mainly consumable stores, especially at Tarkwa and St Ives relating to the new mills.
Cash ﬂows from investing activities
Cash ﬂows from investing activities decreased from R3,066 million in ﬁscal 2004 to R2,199 in ﬁscal 2005. The items comprising these numbers are discussed below.
Additions to property, plant and equipment
Capital expenditure decreased from R2,880 million in ﬁscal 2004 to R2,164 million in ﬁscal 2005. Capital expenditure at the South African operations decreased from R878 million in ﬁscal 2004 to R636 million in ﬁscal 2005. This decrease of R242 million was due to the deferral of lower priority capital items in line with the lower rand gold price.
Capital expenditure at the offshore operations decreased from R1,842 million in ﬁscal 2004 to R1,378 million in ﬁscal 2005. Capital expenditure at Tarkwa decreased from R943 million in ﬁscal 2004 to R470 million in ﬁscal 2005. This was mainly due to the capital expenditure on the conversion to owner mining and the new mill decreasing from R837 million in ﬁscal 2004 to R261 million in ﬁscal
2005. Another reason for the decrease in capital expenditure at the international operations was the stronger rand, which saw the average rand/US dollar exchange rate decrease from R6.90/US$ in ﬁscal 2004 to R6.21/US$ in ﬁscal 2005. The average rand/Australian dollar exchange rate strengthened from R4.92/A$ in ﬁscal 2004 to R4.66/A$ in ﬁscal 2005.
Proceeds on the disposal of property, plant and equipment
Proceeds on the disposal of property, plant and equipment decreased from R392 million in ﬁscal 2004 to R64 million in ﬁscal 2005. The main reason for this decrease of R328 million was that the ﬁscal 2004 number included R315 million from the sale of Driefontein Block
1C11 to AngloGold.
Purchase of investments
Investment purchases decreased from R707 million in ﬁscal 2004 to R189 million in ﬁscal 2005.
The major investment purchases comprising the R189 million spent in ﬁscal 2005 were:
•  R116 million invested in Comaplex Mineral Corporation;
•  R9 million invested in Avoca Resources Limited; and
•  R9 million invested in African Eagle Resources Plc on the exercising of warrants held.
•  R42 million lent to GBF, the open pit mining contractor at St Ives, in terms of the alliance agreement between St Ives and GBF to fund the purchase of mining equipment used on site.
The major investment purchases comprising the R707 million spent in ﬁscal 2004 were:
•  R100 million invested in Mvelaphanda Resources Limited;
•  R200 million of redeemable preference shares subscribed for in Micawber (Pty) Limited relating to the Mvela transaction;
•  R88 million invested in Bolivar Gold Corporation;
•  R53 million invested in Zijin Mining Group Company Limited;
•  R19 million invested in CMQ Resources Incorporated; and
•  R180 million as part payment for the acquisition of the minorities interest in Arctic Platinum.
Proceeds on the disposal of investments
Proceeds on the disposal of investments decreased from R202 million in ﬁscal 2004 to R116 million in ﬁscal 2005.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
The major investment disposals comprising the R116 million in ﬁscal 2005 were:
•  R86 million for the sale of Zijin Mining Group Company Limited shares;
•  R20 million from the sale of African Eagle Resources Plc shares; and
•  R10 million from the sale of Radius Gold Incorporated shares;
The major investment disposals comprising the R202 million in ﬁscal 2004 were:
•  R135 million from the sale of Harmony/ARMgold shares;
•  R14 million from the sale of Chesapeake Gold Corporation shares;
•  R14 million from the sale of Committee Bay Resources Limited shares;
•  R13 million from the sale of Orezone Resources Limited shares; and
•  R8 million from the sale of Glamis Gold Limited shares.
Proceeds on the disposal of exploration rights
During ﬁscal 2005 Gold Fields disposed of its interest in the Angelina project in Chile to its joint venture partner Meridian Gold Incorporated for R47 million plus a 2 per cent net smelter royalty on the majority of land within the joint venture. No disposals took place in
ﬁscal 2004.
Environmental trust fund and rehabilitation payments
During ﬁscal 2005 Gold Fields paid over R30 million to its environmental trust fund and spent R10 million on ongoing rehabilitation costs resulting in a total cash outﬂow of R40 million for the year. In ﬁscal 2004 Gold Fields paid over R30 million to its environmental trust fund and spent R11 million on ongoing rehabilitation costs resulting in a total cash outﬂow of R41 million for the year.
Post-retirement health care payments
R33 million was spent on post-retirement health care payments in ﬁscal 2005 compared to R32 million in ﬁscal 2004. The R33 million in
ﬁscal 2005 comprises R30 million incurred on the buyout of pensioners and dependants and R3 million on ongoing payments. The
R32 million in ﬁscal 2004 comprised R27 million incurred on the buyout of pensioners and dependants and R5 million on ongoing payments.
Cash ﬂows from ﬁnancing activities
Net cash utilised by ﬁnancing activities was R57 million in ﬁscal 2005 as compared to net cash generated of R5,418 million in ﬁscal 2004.
The items comprising these numbers are discussed below.
Equity and debt portion of Mvela loan
In ﬁscal 2004 R4,107 million (R4,139 million less R32 million costs) was received as a result of the Mvela transaction.
Increase in minority funding
Minority funding increased from R89 million in ﬁscal 2004 to R111 in ﬁscal 2005. The R111 million received in ﬁscal 2005 relates to the amount due by IAMGold for their share of the balance of the funding due for the owner mining and new mill projects at Tarkwa.
The R89 million received in ﬁscal 2004 comprised of R81 million received from IAMGold for their share of the Tarkwa project funding and R27 million from The Industrial Development Corporation for their purchase of a 40 per cent shareholding in Living Gold. This was offset by a R19 million repayment of minority shareholder loans by Abosso to IAMGold.
Long term loans raised
In ﬁscal 2005 Living Gold (the rose project at Driefontein) received a commercial loan of R17 million from its 40 per cent shareholder,
The Industrial Development Corporation.
Management’s discussion and analysis of the financial statements
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Long and short-term loans repaid
Long and short-term loans repaid decreased from R294 million in ﬁscal 2004 to R207 million in ﬁscal 2005. The R207 million repayment in ﬁscal 2005 comprises the ﬁrst two payments totalling R207 million made to Mvelaphanda Resources in terms of the Mvela loan.
The R294 million repayment in ﬁscal 2004 comprised R209 million for the settlement of the Australian loan used to ﬁnance the acquisition of the St Ives and Agnew mines in Australia and R85 million for the settlement of the Abosso loan used to ﬁnance the acquisition of the
Abosso (Damang) mine in Ghana.
Shares issued
Shares issued decreased from R1,516 million in ﬁscal 2004 to R22 million in ﬁscal 2005. Fiscal 2004 included R1,511 million received from an international private placement of Gold Fields shares and R5 million received from shares issued in terms of the Group employee share scheme. Fiscal 2005 included only R22 million received from shares issued in terms of the Group’s employee share scheme.
Net cash (utilised)/generated
Net cash utilised for ﬁscal 2005 amounted to R920 million, compared to net cash generated of R3,355 million in ﬁscal 2004. The decrease was primarily due to the proceeds from the Mvela transaction and the capital raising, which took place in ﬁscal 2004, offset by decreased capital expenditure and investment purchases and higher operating cash ﬂows in ﬁscal 2005. Total Group cash and cash equivalents amounted to R3,375 million at 30 June 2005, as compared to R4,135 million at the end of ﬁscal 2004.
Long-term provisions
Long-term provisions at the end of ﬁscal 2005 were R930 million as compared to R773 million in ﬁscal 2004 and includes a provision for post-retirement health care costs of R24 million (F2004: R58 million) and a provision for environmental rehabilitation costs of R906 million
(F2004: R715 million).
Provision for post-retirement health care costs
The Group medical scheme, Medisense, provides beneﬁts to employees and certain of its former employees. The Group remains liable for 50 per cent of the employees’ medical contributions to the medical schemes after retirement. During the year 21 per cent of these members were bought-out of the scheme for an amount of R30 million. Included in the R30 million is a premium of R5 million. In ﬁscal
2004 6 per cent of these members were bought out of the scheme for an amount of R27 million. Included in the R27 million was a premium of R5 million to the actuarial valuation at the time of the buy-out. The advantage for the Group in effecting a buy-out is to cap and retire these liabilities.
Provision for environmental rehabilitation costs
The amount provided for environmental rehabilitation costs increased from R715 million in ﬁscal 2004 to R906 million in ﬁscal 2005. The provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to 30 June 2005.
The provision is updated annually to take account of inﬂation, the time value of money and any new environmental obligations incurred.
The discount rate applied in ﬁscal 2005 remained unchanged from the previous year at 11 per cent for the South African operations,
5.5 per cent for Ghana and 5 per cent for Australia. The rates of inﬂation used in ﬁscal 2005 are 7.5 per cent for South Africa and 3 per cent in Ghana and Australia. The inﬂation adjustment for the year was R44 million compared with R42 million in ﬁscal 2004 and the interest adjustment was R19 million compared with R17 million in ﬁscal 2004. During ﬁscal 2005 additional provisions of R98 million were raised for new disturbances at Tarkwa of R2 million, St Ives of R91 million and Agnew of R5 million.
The South African operations contribute to a dedicated environmental trust fund to provide ﬁnancing for ﬁnal closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the ﬁnancial statements and increased from R331 million in
ﬁscal 2004 to R389 million in ﬁscal 2005. The increase consists of contributions of R31 million and interest income of R27 million. The
South African operations will continue to contribute annually to the trust fund over the remaining lives of the mines, which should ensure that sufﬁcient funds will be available to discharge commitments for future rehabilitation costs.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
OTHER INITIATIVES
Shared Services
Gold Fields Shared Services (GFSS) has been in operation for the last 29 months providing support services to the South African operations. GFSS has been structured according to the following processes:
•  Sourcing to settlement;
•  Recording to reporting;
•  Employee services; and
•  Engineering repair support.
During the past year, continuous business improvement at GFSS resulted in increased productivity, improved compliance with service level agreements and realisation of targeted savings through projects like Project Beyond and the roll out of the new payroll system.
The focus for the following year is to further improve levels of service, deliver targeted savings and to reduce own costs through implementation of best practices, best technology enablement and increased productivity.
GOLD FIELDS REPLACES LEGACY INFORMATION TECHNOLOGY SYSTEM GG025 WITH MYSAP ERP
In December 2004 the Gold Fields Executive took the decision to convert its ageing commercial systems software, GG025 used by the
South African operations, to mySAP ERP the Enterprise Resource Planning (ERP) ﬂagship product from the software house SAP.
As with most mining organisations, Gold Fields had spent the last few years continually upgrading an in-house developed technology system. Sweating that asset eventually became counter-productive in terms of development, maintenance and management costs.
Also, the skills needed to develop and maintain GG025 were becoming more difﬁcult to retain.
More importantly, the company was focusing on improving overall operational performance and had created a Shared Services centre to help streamline processes and reduce operating costs. The GG025 legacy system could not facilitate the full exploitation of the desired Shared Services beneﬁts due to lack of functionality.
Project Breakthrough was launched in January 2005 with the brief to implement the Financial, Costing, Materials Management and Data
Warehouse modules of mySAP ERP by the end of the year, at an implementation cost of approximately R35 million.
Project Breakthrough is on track to deliver the strategic and tactical capability that will keep Gold Fields at the forefront of gold mining technology.
SARBANES OXLEY
Gold Fields has completed the documentation of internal control systems in terms of the Sarbanes Oxley requirements and the review of internal control design effectiveness. The majority of the remediation requirements were implemented by the end of ﬁscal 2005. The remaining remediation requirements will be completed during ﬁscal 2006 as there are system amendments to be made early in ﬁscal 2006 (SAP).
Upon completion of the documentation, review and remediation steps described above the Group will test its internal controls for operating effectiveness and rectify deﬁciencies where applicable. This should be completed by the end of ﬁscal 2006. This should enable the Group to comply with the requirements of Sarbanes Oxley for ﬁscal 2007, the ﬁrst year that Gold Fields is subject to compliance.
Nicholas J Holland
13 September 2005
Management’s discussion and analysis of the financial statements
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

The directors have pleasure in submitting their report and the annual ﬁnancial statements of the company and the group for the year ended 30 June 2005.
Proﬁle
Business of the company
Gold Fields Limited is one of the world’s largest producers of precious metals, with mining operations in Australia, Ghana and South
Africa. In addition, it prospects for gold and other precious metals worldwide.
Financial results
The ﬁnancial statements set out fully the ﬁnancial results of the company and the group. A synopsis of the ﬁnancial results for the year is set out in the management’s discussion and analysis of the ﬁnancial results on pages 117 to 130.
Reporting Standards
The Gold Fields Group’s annual ﬁnancial statements comply with International Financial Reporting Standards and South African Statements
of Generally Accepted Accounting Practice.
Reporting in US dollars
To assist international investors, the Group’s annual ﬁnancial statements have also been translated into US dollars.
Share capital
Authorised
The company’s authorised share capital of 1,000,000,000 shares of 50 cents remained unchanged during the year.
Issued
A total of 801,706 shares were issued during the year in terms of the GF Management Incentive Scheme. This resulted in the total issued ordinary shares at 30 June 2005 increasing to 492,294,226 (2004: 491,492,520) ordinary shares of 50 cents each.
The unissued ordinary shares, after setting aside as many shares as may be required to be alloted and issued by the company in terms of the two incentive schemes, namely the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan, are under the control of the directors until the forthcoming annual general meeting where shareholders will be asked to renew this authority. In addition shareholders will be requested to authorise the directors to issue up to 10 per cent of the unissued shares of the company for cash, other than by means of a rights offer. These resolutions are both subject to compliance with the rules of JSE Limited. The proposed resolutions are set out in the notice convening the annual general meeting.
Repurchase of shares
In terms of the Companies Act, No 61 of 1973, it is possible for a company or its subsidiaries to acquire its own shares and for subsidiaries to acquire shares of its holding company. To provide ﬂexibility, your directors recommended that resolutions permitting such acquisitions be passed at the forthcoming annual general meeting.
Shareholding in the company
The issued capital of the company is held by public and non-public entities as follows:
Number of shares ’000%
Public 393,394 80
Non-public* 98,900 20
Total 492,294 100
*

Included in the non-public number is MMC Norilsk Nickel holding 98,467,758 shares (20%) and directors holding 411,986 shares (0.08%). The other signiﬁcant shareholders in the Group are listed on page 182.
Directors’
report

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Directors’
report
(continued)
The GF Management Incentive Scheme
At the annual general meeting on 10 November 1999, shareholders approved the adoption of the GF Management Incentive Scheme to substitute the scheme in place prior to the reverse takeover of Driefontein by Gold Fields in 1999. This scheme was introduced to provide an incentive for certain ofﬁcers and employees of the Group to acquire shares in the company.
Details of the scheme are as follows:
Number
of shares
Average option
price (cps)
Outstanding at 1 July 2004 8,693,839 6,352
Granted during the year 3,968,800 6,819
Exercised and released 801,706 2,674
Forfeited 720,482 7,778
Outstanding at 30 June 2005 11,140,451 6,691
The executive directors’ participation is included in the above ﬁgures 1,151,900 5,210
The directors are authorised to issue, allot and grant options to acquire up to a maximum of 22,791,830 ordinary shares in the unissued share capital of the company in terms of the incentive scheme. At 30 June 2005 this represented 4.63 per cent of shares in issue. The unexercised options under the scheme represented 2.27 per cent of shares in issue as at 30 June 2005.
The salient features of the scheme are that:
•   A  third of the total share option grant vests upon the second anniversary of the grant date and a further third of the total option grant vests annually on future anniversaries of the grant date; and
•  Share options expire no later than seven years from the grant date.
The GF Non-Executive Director Share Plan
At the annual general meeting on 31 October 2001, shareholders approved a resolution to proceed with the allocation of options to non-
executive directors. As a result each non-executive director has been allocated the options detailed on page 138.
The salient features of the scheme are as follows:
• Share options vest one year after allocation;
• 10,000 share options will be issued annually to non-executive directors provided there is 75 per cent attendance at meetings; and
• Share options will be forfeited 30 days after directors leave the board.
Financial affairs
Dividend policy
The company’s dividend policy is to declare an interim and ﬁnal dividend in respect of each ﬁnancial year, based on 50 per cent of the earnings for the year before taking account of investment opportunities and after excluding impairments. Earnings are adjusted to exclude unrealised gains and losses on ﬁnancial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to such underlying ﬁnancial instruments.
Dividends for the year ended 30 June 2005
The company declared an interim dividend of 30 SA cents per share on 28 January 2005. The dividend was paid on 28 February 2005.
A ﬁnal dividend of 40 cents per share was declared on 3 August 2005. The dividend was declared in the currency of the Republic of South
Africa. The dividend was paid on 29 August 2005.
The dividend resulted in a payout of 192 per cent for the year based on net earnings.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Borrowing powers
In terms of the provisions of Article 12.1 of the articles of association, the borrowing powers of the company are unlimited.
Fixed assets
Capital expenditure
Capital expenditure for the year amounted to R2,164 million (2004: R2,880 million). Estimated capital expenditure for the 2006 ﬁnancial year is R2,220 million and will be funded from internal sources and, to the extent necessary, borrowings.
Investments
Disposals
During the year under review the company disposed of its entire holdings in Zijin Mining Group Company Limited and some of its holdings in African Eagle Resources plc and Radius Gold Inc, resulting in a proﬁt of R50 million.
Acquisitions
R189 million of investments were made during the year which included investments in Comaplex Minerals Corporation, Avoca Resources
Limited and GBF Equipment.
Going concern
The ﬁnancial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates.
The directors have reasonable belief that the company and the group have adequate resources to continue as a going concern for the foreseeable future.
Property
The register of property and mineral rights is available for inspection at the registered ofﬁce of the company during normal business hours.
Post-balance sheet event
Acquisition of company’s own shares
On 17 August 2005 JSE Limited approved the de-listing of 1,000,000 ordinary shares of the company arising out of a repurchase by the company of its own shares. The shares repurchased represented 0.20 per cent of the total issued share capital before the repurchase was effected. The shares have been cancelled. The price paid for the repurchase was not greater than 10 per cent of the weighted average market price for the securities for the ﬁve business days immediately preceding the date on which the transaction was effected.
Occupational health care services
As previously reported, occupational health care services are made available by the Group’s various operations to their employees from existing facilities. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the proﬁle of employees. This increased cost, should it transpire, is currently indeterminate. The
Group is monitoring developments in this regard.
Environmental obligations
The Group has made provision in the ﬁnancial statements for environmental rehabilitation costs amounting to R906 million
(2004: R715 million). Cash contributions of R30 million (2004: R31 million) have been paid during the year to a dedicated trust fund created to fund these provisions with the total amounts invested at the year-end amounting to R389 million (2004: R331 million).
Special resolution
A special resolution, requiring disclosure in terms of the Listings Requirements of JSE Limited, was passed at the annual general meeting of shareholders held on 16 November 2004 in regard to a general authority to enable the company to acquire its own shares and shares in any holding company of the company and for any of the company’s subsidiaries to acquire shares in the company.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Directors’
report
(continued)
Agreement reached between Gold Fields and Mvelaphanda Resources
Shareholders of Gold Fields are referred to the joint announcement published by Mvelaphanda Resources and Gold Fields during March 2004, in terms of which shareholders were advised of the fulﬁllment of all material conditions precedent to the transaction in terms of which:
•   Mvela Gold (Proprietary) Limited (“Mvela Gold”), a wholly owned subsidiary of Mvelaphanda Resources, advanced a loan in the amount of R4,139 million to GFI-Mining South Africa (Pty) Limited (“GFIMSA”), the purpose of which was to discharge, in part, the amount payable by GFIMSA for the South African gold mining assets and business operations acquired by it from wholly owned subsidiaries of Gold Fields (the “GFIMSA Loan”);
•   Mvela Gold will acquire a 15 per cent interest in GFIMSA (the “GFIMSA shares”) by means of a subscription for shares for cash at a subscription price of R4,139 million on the date upon which the GFIMSA loan is repaid or, at Mvela Gold’s election, on the date upon which the GFIMSA loan becomes repayable;
•   Each of Mvela Gold and Gold Fields have the right, starting one year after the subscription by Mvela Gold for the GFIMSA shares, to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields.
In terms of the transaction it was agreed that if either of Mvela Gold or Gold Fields exercised the right to require the exchange of the
GFIMSA shares for ordinary shares of an equivalent value in Gold Fields, such exchange would be on a basis consistent with the valuation method applied when the terms of the transaction were ﬁrst agreed and announced (the “right of exchange”).
Shareholders are advised that the minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the right of exchange have been agreed between inter alia, Mvelaphanda Resources, Gold Fields, Mvela Gold and GFIMSA
(the “exchange agreement”).
In term of the exchange agreement, Mvela Gold will be entitled to be issued with not less than 45 million and not more than 55 million
Gold Fields shares, currently comprising 9.14 per cent and 11.17 per cent of the issued share capital of Gold Fields on a fully diluted basis respectively, if the right of exchange is exercised. If during the period prior to the date upon which the right of exchange is exercised:
•   the share capital structure of Gold Fields is signiﬁcantly changed in any way; or
•   Gold Fields undertakes certain corporate activities or effects payments or distributions to Gold Fields shareholders outside the normal, ordinary and regular course of business,
the number of Gold Fields shares to be issued by Gold Fields will be adjusted accordingly on a pro rata basis to ensure that the value of the
Gold Fields shares to be issued to Mvela Gold is unaffected by any such change in share capital, corporate activity or distributions. Any dispute between the parties as to any adjustment of the number of Gold Fields shares to be issued will be resolved by an independent merchant or investment banker selected on the basis set out more fully in the exchange agreement.
The terms of the right of exchange did not provide any certainty to Mvelaphanda Resources regarding the minimum shareholding it would receive in Gold Fields at the time the right of exchange was exercised. By ﬁxing the minimum number of Gold Fields shares that Mvela Gold will receive when the right of exchange is exercised, the exchange agreement provides certainty regarding Mvelaphanda Resources’ ultimate shareholding in Gold Fields thereby securing a sustainable black economic empowerment partnership as was intended. In exchange for providing certainty to
Mvelaphanda Resources with respect to the minimum number of Gold Fields shares to be issued to Mvela Gold it was also agreed to set a cap on the maximum number of Gold Fields shares to be issued to Mvela Gold following the exercise of the right of exchange.
Harmony hostile offer defeated
On 20 May 2005 the High Court of South Africa (Witwatersrand Local Division) handed down a judgment, the effect of which is that:
•   Harmony’s offer lapsed on 18 December 2004;
•   Gold Fields has not, subsequent to 18 December 2004, been subject to the provisions of the Securities Regulation Panel Code or any
Code Rules affecting a target company or an offeree company;
•   the Harmony offer was not capable in law of being revised or reinstated after it lapsed on 18 December 2004 and is not capable in law of being revised or reinstated at the current time; and
•   Harmony is precluded from making any further offer for the shares of Gold Fields for a period of 12 months from 18 December 2004.
Of the 11.5 per cent of the Gold Fields shares acquired by Harmony, 30 million or approximately 6 per cent were sold during the second week in June to institutions through merchant broker HSBC.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Legal
As reported in the annual report last year, a class action lawsuit was ﬁled by Zalumzi Singleton Mtwesi against Gold Fields Limited in the State of New York on 6 May 2003. A separate lawsuit was ﬁled in a federal district court in New York by six individuals against Gold
Fields and a number of other defendants on 9 July 2004. These lawsuits allege human rights violations and other wrongful acts among other allegations.
In both cases, the plaintiffs have failed to effect service of the complaints within the normal prescribed periods. However, in the event that the complaints are served, Gold Fields will vigorously defend itself and anticipates moving to dismiss the complaints on numerous grounds.
Community development projects
Gold Fields has an extensive programme of community interaction and development in communities where employees and their families live.
During the past 11 years Gold Fields has invested more than R162 million into education, community development, healthcare, employment and physical infrastructure projects in such communities, through The Gold Fields Foundation.
Directorate
Composition of the board
The directors of the company at the date of this report are shown on pages 6 and 7.
The directors retiring in terms of the company’s articles of association are Messrs J M McMahon, S Stefanovich, B R van Rooyen, C I von
Christierson, A J Wright and Dr A Grigorian. All of those directors, except for Mr van Rooyen, are eligible and offer themselves for re-
election. At the forthcoming annual general meeting, members will be requested to consider the necessary resolutions. A brief summary of their curricula vitae appears on page 6.
The articles of association do not provide for a mandatory retirement age for directors. However, in terms of the board charter of the company the retirement age is 72 years. Mr van Rooyen, who will turn 72 in September 2005, will therefore not be eligible for re-election at the annual general meeting.
The directors are not required to hold shares in Gold Fields, although a shareholding qualiﬁcation may be imposed at any meeting of the shareholders.
The board of directors of various subsidiaries of Gold Fields comprise some of the executive ofﬁcers and one or both of the executive directors, where appropriate.
The business address of all the directors and executive ofﬁcers of Gold Fields is 24 St Andrews Road, Parktown, 2193, South Africa, the
address of Gold Fields’ head ofﬁce.
Interest of directors
The interests of directors in the shares of the company were as follows and did not individually exceed 1 per cent of the issued share capital or voting control of the company.
30 June 2005
2004
Beneﬁcial 290,710 349,986
Non-beneﬁcial 121,276 62,000
The company has not entered into any contracts of service, other than the service contracts, with the executive directors of the company.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Directors’ fees
In terms of the articles of association the fees for services as non-executive directors are determined by the company in general meeting.
Directors’ emoluments
The following table records the emoluments paid to each director during the year.
Bonuses*
and
performance Pension
Board
†
Committee related scheme Once off
Total**
Total
fees fees Salary
payments   contributions    payments#
2005
2004
(R) (R) (R) (R) (R) (R)
(R)
(R)
Executive directors
I D Cockerill
3,892,812 1,684,765 602,508
6,180,085
6,132,298
(Chief Executive Ofﬁcer)
N J Holland 2,245,965 1,425,547 361,592 99,127
4,132,231
3,033,384
(Chief Financial Ofﬁcer)
Non-executive directors
2005
2004
C M T Thompson 1,200,000
1,200,000
649,100
(Chairman)
A J Wright
272,625 217,675
490,300
243,100
(Deputy Chairman)
K Ansah
272,625 —
272,625
22,750
G J Gerwel 272,625 105,350
377,975
156,000
J M McMahon 272,625 173,600
446,225
211,900
G R Parker 266,125 102,075
368,200
213,200
P J Ryan 253,125 149,225
402,350
235,300
R L Pennant-Rea 258,000 66,350
324,350
149,500
T M G Sexwale 175,125 66,000
241,125
202,800
B R van Rooyen 258,000 122,750
380,750
213,200
C I von Christierson 245,000 138,350
383,350
206,700
Total 3,745,875 1,141,375 6,138,777 3,110,312 964,100 99,127
15,199,566      11,669,232
* Bonuses for F2004 performance, paid in 2005
# Encashed leave pay
** As the executive directors’ emoluments are payable partly in US dollars in terms of an agreement with one of the company’s subsidiaries, the directors’ emoluments in rand will be affected by ﬂuctuations in the exchange rate.
†
The increase in board fees is due to the increase of directors’ fees with effect from 1 January 2005 and a considerable increase in the number of board meetings held during the ﬁnancial year.
The company’s remuneration policy is determined by the Compensation Committee, which over the past year has utilised the services of Deloitte as independent advisers to the committee.
Gold Fields’ remuneration philosophy is aimed at attracting and retaining motivated high calibre executives aligned with the interests of shareholders. Such alignment is achieved through an appropriate mix of ﬁxed and performance-based remuneration. The company aims to set ﬁxed remuneration around the mean of the markets in which we operate and to reward high performing executives through short and long-term incentives based on both company and personal performance.
Executives are paid gross remuneration packages, which the committee’s advisers conﬁrmed during the year are aligned with the markets within which the company operates. All ﬁxed elements of remuneration, with the exception of a standard 24 working days leave per annum, are included in the package, with the company having no contingent retirement or medical liabilities. A portion of the ﬁxed remuneration of executives with international responsibilities is paid in US dollars. Increases are determined annually by the
Compensation Committee informed by remuneration surveys to which the company subscribes.
Directors’
report
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

The short-term incentive is an annual incentive bonus in terms of which the executive directors are able to earn bonuses of 50 per cent of their GRPs for on target performance. Incentive bonuses are based on targets approved in advance by the Compensation Committee, comprising corporate, operational and personal objectives. In the case of the chief executive, 70 per cent of his incentive is based on corporate objectives. In other cases corporate and operational objectives (where applicable) comprise 40 per cent to 70 per cent of the incentive with personal objectives making up the balance. In F2005 the weighted average incentive bonus paid to members of the executive team (excluding executive directors, details of which are shown above) was 23 per cent of GRP.
The corporate objectives comprise three elements. 45 per cent of the corporate objective relates to the relative performance of the
Gold Fields share price against the average performance of the AngloGold Ashanti and Harmony share prices over the year in question.
The remaining corporate objectives, as measured against the operational plan approved by the board, relate to cash costs per kilogram produced (30 per cent) and total gold produced (25 per cent).
Operational objectives are measured against the operational plans approved by the board and cover safety, production, costs and progress in developing long-term ore reserves. Personal objectives are developed each year for each executive based on key performance areas and are approved at the beginning of each year by the Compensation Committee. Performance against these objectives is measured quarterly and the ﬁnal outcome approved by the Compensation Committee at the end of the year.
Long-term incentives are catered for in the GF Management Incentive Scheme, a pure option scheme. Options have a life of seven years and vest as to a third of each grant, on the second, third and fourth anniversary of the grant. Awards are made by the Compensation
Committee twice a year to ensure cost averaging. The standard allocations at each management level were ﬁxed during the last year following a review by Deloitte with the committee having the right to vary individual allocations on performance grounds.
The fees for non-executive directors were increased effective 1 January 2005, as approved at last year’s annual general meeting, following a review to take account of the increased responsibilities of the board as well as the international nature of the company’s operations and projects. Seven of the 13 current non-executive directors are based offshore and bring speciﬁc expertise to the board calling on their international experience. It is not intended to increase the fees effective January 2006, save to correct the fee payable to the Chairman of the Audit Committee, as set out in the notice of annual general meeting. The non-executive directors also participate in a non-executive share scheme that provides for the annual allocation of options to non-executive directors. As detailed below, in line with developing best international practice, it is intended to replace this scheme with a new plan in terms of which the non-executive directors are awarded restricted shares which vest after three years.
Adoption of new incentive plans
International best practice, accounting and other considerations have prompted a review by the Compensation Committee and the
Non-Executive Directors Remuneration Committee established in terms of the current GF Non-Executive Director Share Plan (“the
Non-Exec Plan”) of the company’s long term remuneration strategy. Such review was conducted in the context of the company’s overall remuneration strategy, which strategy aims to attract, reward and retain high calibre individuals on a basis which seeks to differentiate and reward top performers. This process has revealed that both the current GF Management Incentive Scheme (“the Management scheme”) and the Non-Exec Plan no longer conform to best practice and has resulted in the formulation of two new plans, to be known as the Gold Fields Limited 2005 Share Plan (“the 2005 Plan”) and the Gold Fields Limited 2005 Non-Executive Share Plan (“the
2005 Non-Exec Plan”) respectively. The 2005 Plan provides for two methods of participation, namely the Performance Allocated Share
Appreciation Method and the Performance Vesting Restricted Share Method. The 2005 Plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the company’s shareowners. The salient features of the 2005 Plan are annexed to the Notice of General Meeting which accompanies this annual report. It is proposed to run the 2005 Plan independently of the Management scheme, which scheme was originally approved by the company in general meeting on 10 November 1999, on the basis that no new options will be awarded to eligible participants under the Management scheme with effect from the date on which the ﬁrst allocations and/or awards are made under the 2005 Plan. As such the Management scheme will terminate seven years after the date on which the last options granted thereunder may be exercised or will terminate.
The 2005 Non-Exec Plan provides for the award of restricted shares to non-executive directors that ordinarily vest after a period of three years from the award thereof. The 2005 Non-Exec Plan seeks to provide non-executive directors of the company with the opportunity to acquire an interest in the equity of the company on a basis which aligns their interests with those of the company’s shareowners, thereby providing such non-executive directors with a further incentive to advance the company’s interests. The salient features of the

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Directors’
report
(continued)
2005 Non-Exec Plan are annexed to the Notice of General Meeting which accompanies this annual report. It is proposed to run the 2005
Non-Exec Plan independently of the Non-Exec Plan, which plan was originally approved by the company in general meeting on 31 October
2001, on the basis that no new options will be awarded to eligible applicants under the Non-Exec Plan with effect from the date on which the ﬁrst awards are made under the 2005 Non-Exec Plan. As such the Non-Exec Plan will terminate ﬁve years after the date on which the
Non-Executive Directors Remuneration Committee accepted the last application for options thereunder.
The board has considered the terms of the 2005 Plan and believes it to be in the best interests of the company that it be adopted.
Accordingly, the board recommends that shareholders vote in favour of the appropriate resolutions to be proposed at the annual general meeting. The Non-Executive Directors Remuneration Committee has considered the terms of the 2005 Non–Exec Plan and believes it to be in the best interests of the company that it be adopted. Accordingly, the Non-Executive Directors Remuneration Committee
recommends that shareholders vote in favour of the appropriate resolutions to be proposed at the annual general meeting.
Directors’ options
The following table records details of the share options of the executive and non-executive directors during the year.
Average
Pre-tax
Average
Average
exercise
gain at
Options
exercise
Options
exercise
Options
price per     Exercised
date of
Lapsed
issued     price per     held as at
price per
held as at
share    during the
exercise
during
during
share
30 June
share
Executive directors
1 July 2004
R
year
R
the year
the year
R
2005
R
I D Cockerill
603,400
51.36
—
—
—
150,000
68.00
753,400
54.67
N J Holland
327,500
41.90
5,000
7,650
—
76,000
68.00
398,500
47.23
Total
930,900
48.03
5,000
7,650
—
226,000
68.00 1,151,900
52.10
Non-Executive directors
K Ansah
—
—
—
—
—
6,700
68.59
6,700
68.59
G J Gerwel
15,000
95.60
—
—
—
10,000
68.59
25,000
84.79
J M McMahon
41,000
70.78
—
—
—
10,000
68.59
51,000
70.35
G R Parker
45,000
68.37
—
—
—
10,000
68.59
55,000
68.41
R L Pennant-Rea
15,000
95.60
—
—
—
10,000
68.59
25,000
84.79
P J Ryan
35,000
75.42
—
—
—
10,000
68.59
45,000
73.90
T M G Sexwale
22,000
85.11
—
—
—
5,700
68.59
27,700
81.71
C M T Thompson*
300,000
48.22
—
—
—
10,000
68.59
310,000
48.87
B R van Rooyen
45,000
68.37
—
—
—
10,000
68.59
55,000
68.41
C I von Christierson
20,000
99.03
—
—
—
10,000
68.59
30,000
89.00
A J Wright
45,000
68.37
—
—
—
10,000
68.59
55,000
68.41
Total
583,000
61.37
—
—
—
102,400
68.59
685,400
62.45
*280,000 relates to options held in the GF Management Share Incentive Scheme
Administration
Mr C Farrel is corporate secretary of Gold Fields Limited. GFL Mining Services Limited continues to act as administrative, ﬁnancial and technical advisers to the company.
Mr N J Holland acted as public ofﬁcer for the year under review.
Computershare Investor Services 2004 (Proprietary) Limited is the company’s South African transfer secretaries and Capita Registrars is the United Kingdom registrars of the company.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

The principal accounting policies applied in the preparation of these consolidated ﬁnancial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
1. Basis of preparation

The consolidated ﬁnancial statements of the Group have been prepared in accordance with International Financial Reporting
Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the South African Companies Act. The
consolidated ﬁnancial statements have been prepared under the historical cost convention, as modiﬁed by available-for-sale ﬁnancial assets, and ﬁnancial assets and liabilities (including derivative instruments), which have been brought to account at fair value through proﬁt or loss or through the fair value adjustment reserve under shareholders’ equity.
Change in accounting policy
During the ﬁnancial year, the Group adopted the provisions of IFRS 3, Business Combinations, which became effective for the
Group on 1 July 2004. Previously, goodwill (positive and negative) was recognised on the balance sheet and amortised using the straight-line method over its estimated useful life. The adoption of IFRS 3 resulted in goodwill not being amortised, but instead tested for impairment annually. Negative goodwill is now accounted for in earnings, immediately. This resulted in negative goodwill previously accounted for under property, plant and equipment and investment in associate being written back to retained earnings at the beginning of ﬁscal 2005. The effect of the change was as follows:
Restatement of opening retained income Rm
Gross 52.6
Taxation —
Net 52.6
Refer to note 10, property, plant and equipment and note 11, investment in associate.
2. Consolidation
2.1. Subsidiaries
Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the ﬁnancial and operating policies generally accompanying a shareholding of more than one half of the voting rights.
The Group ﬁnancial statements consolidate the activities, assets and liabilities of the company and its subsidiaries. Operating results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates on which control is obtained or excluded from such statements as from the date on which control ceases.
The formation of the Group was accounted for using the pooling-of-interests method. Subsequent to the formation of the
Group, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.
The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.
Any excess or shortfall between the cost of acquisition and the fair value of the attributable net assets of subsidiaries at the date of acquisition is recorded as goodwill or negative goodwill. Goodwill is not amortised, but is tested for impairment on an annual basis. Negative goodwill is immediately accounted for in earnings.
Inter-company transactions comprising unrealised gains and losses between Group companies are eliminated, unless such losses cannot be recovered. Inter-company balances are eliminated.
2.2. Associates
The equity method of accounting is used for an investment over which the Group exercises signiﬁcant inﬂuence, but not control, and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.
Results of associates are equity accounted from their most recent audited annual ﬁnancial statements or unaudited interim
ﬁnancial statements. Any losses of associates are brought to account in the consolidated ﬁnancial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as the
Group is committed to providing ﬁnancial support to such associates.
Accounting
policies

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
3.    Foreign currencies
Foreign currency transactions are translated into the reporting currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.
3.1. Foreign entities
Foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheets and income statements are translated on the following bases:
Assets and liabilities are translated at the exchange rate ruling at year-end. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders’ equity. These differences will be recognised in earnings upon realisation of the underlying operation.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at transaction date, and thereafter, revalued at the year-end rate.
4.     Property, plant and equipment
4.1. Mine development and infrastructure
Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost of acquisition.
Expenditure incurred to evaluate and develop new orebodies, to deﬁne mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.
Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalised until the reef horisons are intersected and commercial levels of production can be realised on a sustainable basis. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the
Group is limited to the time span of the Group’s respective mining leases.
Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.
4.2. Mineral and surface rights
Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.
4.3. Land
Land is shown at cost and is not depreciated.
4.4. Non-mining assets
Non-mining assets are recorded at cost of acquisition. These assets include the assets of the mining operations not included in the previous categories and all the assets of the non-mining operations.
4.5. Amortisation and depreciation of mining assets
Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this the following calculation methods are used:
•   mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the lives of the mines using the units-of-production method, based on estimated proved and probable ore reserves above infrastructure.
Accounting
policies
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

•  where it is anticipated that the mine life will signiﬁcantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of conﬁdence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.
•  at certain of the Group’s operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable ore reserves.
Proved and probable ore reserves reﬂect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.
Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.
4.6. Depreciation of non-mining assets
Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:
•  Vehicles, 20 per cent
•  Computers, 33.3 per cent
•  Furniture and equipment, 10 per cent
4.7. Mining exploration
Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration “farm-in” projects is written off until an ownership interest has vested. Exploration expenditure to deﬁne mineralisation at existing ore bodies is considered mine development costs and is capitalised until commercial levels of production are achieved.
Exploration activities at the Group’s Australian operations are broken down into deﬁned areas within the mining lease boundaries.
These areas are generally deﬁned by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that speciﬁc exploration programs have yielded targets and/or results that warrant further exploration in future years.
Where exploration results at a particular deﬁned area do not suggest a reasonable likelihood of an exploitable deposit that warrants further exploration, such exploration costs are expensed.
4.8. Impairment
Recoverability of the carrying value of the long-term mining assets of the Group, is reviewed whenever events or changes in circumstances indicate that such carrying amount may not be recoverable, and annually at the end of the ﬁscal year. To determine whether a long-term mining asset may be impaired, the higher of “value in use” or “fair value less cost to sell” is compared to carrying value to determine whether a long term mining asset may be impaired.
An area-of-interest is deﬁned by the Group as its lowest level of identiﬁable cash ﬂows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual shafts of a mine are written off if the shaft is closed. When infrastructure is closed down during a year, the remaining carrying value attributable to that infrastructure is written-off.
Exploration targets in respect of which costs have been capitalised at the Group’s Australian operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are written off.
Management’s estimate of future cash ﬂows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group’s mining assets.
4.9. Leases
Operating leases are charged against income as incurred.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
5.    Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary/associate at the date of acquisition. At each balance sheet date, the Group assesses whether there is any indication of impairment to goodwill. A write-down is made if the carrying amount exceeds the recoverable amount. Previously goodwill was amortised using the straight-line method over its estimated useful life. Refer note 1, change in accounting policy.
6.    Waste normalisation or deferred stripping
At the Group’s Australian open pit operations, waste removal costs are accounted for in the income statement using the waste normalisation method. The objective of this method is to provide that every ounce mined from the relevant pit bears its equal pro-rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement by applying the ratio of ounces mined in each period pro-rata to total proved and probable reserve ounces expected to be recovered from the pit to the total expected in-pit waste removal costs to be incurred over the life of the pit. The resultant asset or liability created by the timing difference between costs incurred and costs expensed is recorded in the balance sheet as a current asset or liability.
7.    Deferred taxation
Deferred taxation is provided in full, using the liability method, on temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. Future anticipated effective tax rates are used in the determination of deferred taxation.
These temporary differences are expected to result in taxable or deductible amounts in determining taxable proﬁts for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilised capital allowances, tax losses carried forward and loans.
Deferred tax assets relating to the carry forward of unused tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable proﬁt will be available against which the unused tax losses and/or unutilised capital allowances can be recovered.
No provision is made for any potential taxation liability on the distribution of retained earnings by Group companies.
8.    Inventories
Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the Group’s international operations, gold-in-process for such operations represents either production in broken ore form or production from the time of placement on heap leach pads. Mineral rights represent those rights not linked to any speciﬁc operation.
Cost is determined on the following basis:
• Gold on hand and gold-in-process is valued using the weighted average cost. Cost includes production, amortisation and related administration costs.
• Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.
• Mineral rights are valued at the lower of cost and net realisable value.
Net realisable value is determined with reference to current market prices.
9.    Financial instruments
Financial instruments recognised in the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative ﬁnancial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.
9.1. Investments
Investments comprise (i) investments in listed companies which are classiﬁed as available-for-sale and are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders’
equity and are released to the income statement when the investments are sold; (ii) investments in unlisted companies which are accounted for at cost since fair value cannot be measured reliably and are adjusted for write-downs where appropriate.
Accounting
policies
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.
Realised gains and losses are included in determining net income or loss. Unrealised losses are included in determining net income or loss where a signiﬁcant decline in the value of the investment, other than temporary, has occurred.
Investments in subsidiaries are recognised at cost less accumulated impairment losses.
9.2. Derivative ﬁnancial instruments
The Group’s general policy with regards to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project speciﬁc basis as follows:
•   to protect cash ﬂows at times of signiﬁcant expenditure,
•   for speciﬁc debt servicing requirements, and
•   to safeguard the viability of higher cost operations.
The Group may from time to time establish currency and/or interest rate and/or commodity ﬁnancial instruments to protect underlying cash ﬂows.
On the date a derivative contract is entered into, the Group designates the derivative as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash ﬂow hedge), (3) a hedge of a net investment in a foreign entity, or (4) should the derivative not fall into one of the three categories above it is not regarded as a hedge.
Derivative ﬁnancial instruments are initially recognised in the balance sheet at cost and subsequently at their fair value, unless they meet the criteria for the normal purchases normal sales exemption. A normal purchase or sale is a purchase or sale of a ﬁnancial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned.
Changes in fair value of a derivative that is highly effective, and that is designated and qualiﬁes as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.
Changes in fair value of a derivative that is highly effective, and that is designated as a cash ﬂow hedge, are recognised directly in shareholders’ equity. Where the forecasted transaction or ﬁrm commitment results in the recognition of a non ﬁnancial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Amounts deferred in shareholders’ equity are included in earnings in the same periods during which the hedged ﬁrm commitment or forecasted transaction affects earnings, or when the related derivative ﬁnancial instrument is closed-out.
Hedges of net investments in foreign entities are accounted for similarly to cash ﬂow hedges.
Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting. Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised immediately in the income statement.
Recognition of derivatives which meet the criteria for the normal purchases normal sales exemption under IAS 39 is deferred until settlement.
9.3. Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments with an original maturity of less than three months.
The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.
Bank overdrafts are included within current liabilities in the balance sheet.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
9.4. Trade receivables
Trade receivables are carried at anticipated realisable value that is, original invoice amount less provision for impairment of these receivables. Estimates are made for impairments based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identiﬁed.
10.   Provisions
Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outﬂow of resources embodying economic beneﬁts will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
11.  Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable. Borrowings are subsequently stated at amortised cost.
Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method. The debt component of the Mvela loan was determined using a market related cost of debt. This amount is recorded as a liability and is amortised against actual payments made over the life of the loan. The balance of the Mvela loan is included in shareholders’ equity, net of income tax effects.
Borrowings are classiﬁed as current liabilities unless the Group has an unconditional right to defer settlement on the liability for at least 12 months after the balance sheet date.
12.   Environmental obligations
Long-term environmental obligations are based on the Group’s environmental management plans, in compliance with current environmental and regulatory requirements.
Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.
Annual increases in the provision relating to the change in the net present value of the provision and inﬂationary increases are accounted for in earnings.
The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.
For the South African operations annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These annual contributions are calculated by dividing the unfunded rehabilitation liability by the remaining lives of the mines and such contributions are subject to prior approval by the Department of
Minerals and Energy. The amounts contributed to this trust fund are included under non-current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income.
13.   Employee beneﬁts
13.1. Pension and provident funds
The Group operates a deﬁned contribution retirement plan and contributes to a number of industry based deﬁned contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.
Contributions to deﬁned contribution funds are charged against income as incurred.
These funds are governed by the Pension Fund Act of 1956, as amended.
13.2. Post-retirement health care costs
Medical cover is provided through a number of different schemes. Post-retirement health care in respect of qualifying employees is recognised as an expense over the expected remaining service lives of the relevant employees. The Group has an obligation to provide medical beneﬁts to certain of its pensioners and dependents of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.
Accounting
policies
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

14.   Share capital
Ordinary shares are classiﬁed as equity.
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
Incremental costs directly attributable to the issue of new shares for the acquisition of a business are included in the cost of acquisition as part of the purchase consideration.
15.   Revenue recognition
Revenue is recognised to the extent that it is probable that the economic beneﬁts will ﬂow to the Group and the amount of revenue can be reliably measured.
Revenue comprises the value of gold sold.
15.1
Revenue arising from gold and silver sales is recognised when the title, risks and rewards of ownership pass to the buyer. The price of gold and silver is determined by market forces.
15.2
Revenue from services is recognised over the period the services are rendered and is accrued in the ﬁnancial statements.
15.3
Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.
15.4
Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate over the period to maturity.
16.  Dividends declared
Dividends and the related taxation thereon are recognised only when such dividends are declared.
17.  Earnings/(loss) per share
Earnings/(loss) per share is calculated based on the net income/(loss) divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings per share.
18.  Segmental reporting
The Group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations.
19.  Comparatives
Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year.
20.  Additional US Dollar ﬁnancial information
The translation of the ﬁnancial statements into US Dollars is based on the average exchange rate for the year for the income statement and cash ﬂow statement and the year-end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders’ equity.
This information is provided as supplementary information for convenience purposes only.

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
1,706.2
1,893.1
Revenue 1
11,756.3
11,772.8
1,549.9
1,768.5
Cost of sales 2
10,982.7
10,694.0
156.3
124.6
Operating proﬁt
773.6
1,078.8
19.4
29.1
Investment income 3
181.1
133.7
(3.9)
(15.9)
Finance expense 4
(98.9)
(26.8)
27.4
4.9
Unrealised gain on ﬁnancial instruments
30.4
189.0
(8.7)
50.5
Realised gain/(loss) on ﬁnancial instruments
313.6
(60.0)
5.6
(4.3)
Other operating (costs)/income
(26.6)
38.4
(28.5)
(31.8)
Exploration expense
(197.4)
(196.5)
(0.4)
(1.8)
Share of results of associate after tax
(11.4)
(2.9)
(61.8)
(42.0)
Impairment of assets 5
(260.9)
(426.2)
13.9
8.1
Proﬁt on disposal of investments
50.3
95.6
—
7.5
Proﬁt on disposal of exploration rights
46.6
—
—
(50.8)
Harmony hostile bid costs
(315.5)
—
—
(9.3)
IAMGold transaction costs
(57.9)
—
27.1
—
Proﬁt on disposal of mineral rights
—
187.2
—
(2.8)
Impairment of critical spares – St Ives
(17.2)
—
(0.7)
(0.8)
Premium on retirement of health care obligations
(4.8)
(5.0)
(3.6)
—
Write-off of mineral rights
—
(24.8)
(0.4)
0.8
Other income/(costs)
4.7
(2.5)
141.7
66.0
Proﬁt before taxation 6
409.7
978.0
(8.7)
(16.3)
Mining and income tax 7
(101.5)
(60.5)
133.0
49.7
Proﬁt after taxation
308.2
917.5
(21.7)
(20.7)
Minority shareholders’ interest
(128.5)
(149.9)
111.3
29.0
Net earnings
179.7
767.6
23
10
Headline earnings per share – cents 8.1
59
157
23
6
Basic earnings per share – cents 8.2
37
158
23
10
Diluted headline earnings per share – cents 8.3
59
156
23
6
Diluted basic earnings per share – cents 8.4
36
157
19
11
Dividends per share – cents 9
70
140
The accompanying notes form an integral part of these ﬁnancial statements
Group income
statement
for the year ended 30 June 2005
United States Dollars
South African Rand
2004
2005
2005
2004

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
147
Group balance
sheet
at 30 June 2005
ASSETS
2,762.6
2,770.0
Non-current assets
18,558.7
17,403.7
2,512.5
2,531.3
Property, plant and equipment 10
16,959.5
15,828.5
0.4
2.8
Investment in associate 11
18.8
2.5
126.8
145.4
Investments 12
974.0
798.7
52.6
58.1
Environmental trust fund 13
389.0
331.4
70.3
32.4
Non-current portion of ﬁnancial instruments 14
217.4
442.6
920.5
811.8
Current assets
5,438.7
5,799.3
106.7
130.3
Inventories 15
872.9
672.2
111.3
116.3
Accounts receivable 16
779.5
700.9
9.2
14.7
Deferred stripping costs
97.5
58.2
37.0
46.8
Current portion of ﬁnancial instruments 14
313.8
233.5
656.3
503.7
Cash and cash equivalents 17
3,375.0
4,134.5
3,683.1
3,581.8
Total assets
23,997.4
23,203.0
EQUITY AND LIABILITIES
2,372.9
2,347.0
Shareholders’ equity per statement
15,724.6
14,949.3
105.2
120.8
Minority interests 18
809.5
662.9
879.1
799.3
Non-current liabilities
5,355.7
5,538.2
529.5
485.0
Deferred taxation 19
3,249.8
3,336.1
226.8
175.5
Long-term liabilities 20
1,176.0
1,428.6
122.8
138.8
Long-term provisions 21
929.9
773.5
325.9
314.7
Current liabilities
2,107.6
2,052.6
278.9
253.8
Accounts payable 22
1,699.3
1,756.6
14.2
18.0
Taxation
120.8
89.3
32.8
42.9
Current portion of long-term liabilities 20
287.5
206.7
3,683.1
3,581.8
Total equity and liabilities
23,997.4
23,203.0
The accompanying notes form an integral part of these ﬁnancial statements
United States Dollars
South African Rand
2004
2005
Notes
2005
2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Group statement
of changes in shareholders’ equity
for the year ended 30 June 2005
Equity Foreign
Number of Ordinary portion of currency Fair value Total
ordinary share Share Mvela translation adjustment Retained shareholders’
shares issued capital premium loan adjustment reserve earnings equity
South African rand
Balance at 30 June 2003
472,364,872 236.2 7,736.3 — 39.9 192.8 3,090.3 11,295.5
Net income — — — — — — 767.6 767.6
Dividends — — — — — — (669.1) (669.1)
Exercise of employee share options 1,300,977 0.6 25.6 — — — — 26.2
Proceeds from private capital raising 17,250,000 8.6 1,480.5 — — — — 1,489.1
Shares issued relating to acquisition
of APP
564,841 0.3 60.1 — — — — 60.4
Equity portion of Mvela loan — — — 2,453.6 — — — 2,453.6
Mvela loan deferred taxation effect — — — 676.6 — — — 676.6
Mark-to-market loss on listed investments
— — — — — (35.1) — (35.1)
Realised gain on disposal of listed
investments
— — — — — (84.7) — (84.7)
Other 11,830 — 0.9 — — — — 0.9
Foreign exchange translation — — — — (1,031.7) — — (1,031.7)
Balance at 30 June 2004
491,492,520 245.7 9,303.4 3,130.2 (991.8) 73.0 3,188.8 14,949.3
Effect of adopting IFRS3 – release
 of negative goodwill (note 1)
— — — — — — 52.6 52.6
Balance at 30 June 2004 – restated 491,492,520
245.7 9,303.4 3,130.2 (991.8) 73.0 3,241.4 15,001.9
Net income — — — — — — 179.7 179.7
Dividends — — — — — — (344.5) (344.5)
Exercise of employee share options 801,706 0.4 21.7 — — — — 22.1
Mark-to-market loss on listed investments
— — — — — 55.8 — 55.8
Realised gain on disposal of listed
investments
— — — — — 9.6 — 9.6
Foreign exchange translation — — — — 800.0 — — 800.0
Balance at 30 June 2005
492,294,226 246.1 9,325.1 3,130.2 (191.8) 138.4 3,076.6 15,724.6
United States Dollars
Balance at 30 June 2003
472,364,872 38.5 1,254.0 — (280.5) 16.9 421.1 1,450.0
Net income — — — — — — 111.3 111.3
Dividends — — — — — — (92.6) (92.6)
Exercise of employee share options 1,300,977 0.1 3.7 — — — — 3.8
Proceeds from private capital raising 17,250,000 1.3 214.6 — — — — 215.9
Shares issued relating to acquisition
of APP
564,841 — 8.7 — — — — 8.7
Equity portion of Mvela loan — — — 355.6 — — — 355.6
Mvela loan deferred taxation effect — — — 98.1 — — — 98.1
Mark-to-market loss on listed investments
— — — — — (5.1) — (5.1)
Realised gain on disposal of listed
investments
— — — — — (12.3) — (12.3)
Other 11,830 — 0.1 — — — — 0.1
Foreign exchange translation — — — — 239.4 — — 239.4
Balance at 30 June 2004
491,492,520 39.9 1,481.1 453.7 (41.1) (0.5) 439.8 2,372.9
Effect of adopting IFRS3 – release
 of negative goodwill (note 1)
— — — — — — 8.5 8.5
Balance at 30 June 2004 – restated 491,492,520
39.9 1,481.1 453.7 (41.1) (0.5) 448.3 2,381.4
Net income — — — — — — 29.0 29.0
Dividends — — — — — — (54.5) (54.5)
Exercise of employee share options 801,706 0.1 3.5 — — — — 3.6
Mark-to-market loss on listed investments
— — — — — 9.0 — 9.0
Realised gain on disposal of listed
investments
— — — — — 1.5 — 1.5
Foreign exchange translation — — — — (23.0) — — (23.0)
Balance at 30 June 2005
492,294,226 40.0 1,484.6 453.7 (64.1) 10.0 422.8 2,347.0
The accompanying notes form an integral part of these ﬁnancial statements

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
149
Group cash
flow statement
for the year ended 30 June 2005
149.8
215.6
Cash ﬂows from operating activities
1,336.4
1,003.2
291.2
317.1
Cash generated by operations 23
1,969.2
2,009.2
15.6
24.8
Investment and interest income
153.8
107.8
26.0
(1.8)
Change in working capital 24
(11.2)
179.6
332.8
340.1
Cash generated by operating activities
2,111.8
2,296.6
(14.7)
(14.3)
Interest paid
(89.1)
(101.7)
(75.7)
(38.4)
Tax paid 25
(230.6)
(522.6)
242.4
287.4
Net cash from operations
1,792.1
1,672.3
(92.6)
(71.8)
Dividends paid 26
(455.7)
(669.1)
(444.2)
(354.3)
Cash ﬂows from investing activities
(2,199.4)
(3,066.0)
(417.4)
(348.4)
Additions to property, plant and equipment
(2,163.8)
(2,880.1)
Proceeds on disposal of property, plant
56.8
10.2
and equipment
63.6
391.7
(102.4)
(30.4)
Purchase of investments
(188.5)
(706.9)
29.3
18.6
Proceeds on disposal of investments
115.7
201.9
—
7.5
Proceeds on disposal of exploration rights
46.6
—
(6.0)
(6.5)
Environmental trust fund and rehabilitation payments
(40.3)
(41.1)
(4.5)
(5.3)
Post-retirement health care payments
(32.7)
(31.5)
774.8
(9.1)
Cash ﬂows from ﬁnancing activities
(56.9)
5,417.8
350.5
—
Equity portion of Mvela loan
—
2,453.6
236.2
—
Debt portion of Mvela loan
—
1,653.4
9.1
17.9
Increase in minority funding
110.9
88.6
2.7
Long-term loans raised
16.9
—
(40.7)
(33.3)
Long-term and short-term loans repaid
(206.8)
(294.0)
219.7
3.6
Shares issued
22.1
1,516.2
480.4
(147.8)
Net cash (utilised)/generated
(919.9)
3,355.0
42.3
(4.8)
Translation adjustment
160.4
(261.3)
133.6
656.3
Cash and cash equivalents at beginning of the year
4,134.5
1,040.8
656.3
503.7
Cash and cash equivalents at end of the year
3,375.0
4,134.5
The accompanying notes form an integral part of these ﬁnancial statements
United States Dollars
South African Rand
2004
2005
Notes
2005
2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Notes
to financial statements
for the year ended 30 June 2005
1.     Revenue
Revenue from mining operations
1,706.2
1,893.1
– Spot sales
11,756.3
11,772.8
1,706.2
1,893.1
Total revenue
11,756.3
11,772.8
2.     Cost of sales
1,343.6
1,507.6
Working costs
9,362.0
9,270.8
20.3
22.5
Corporate administration expenditure
140.0
140.0
1,363.9
1,530.1
Operating costs
9,502.0
9,410.8
6.8
(5.1)
Gold inventory change
(31.4)
46.9
179.2
243.5
Amortisation and depreciation
1,512.1
1,236.3
1,549.9
1,768.5
Total cost of sales
10,982.7
10,694.0
3.     Investment income
2.3
2.8
Dividends received
17.6
15.7
3.8
4.4
Interest received – environmental rehabilitation trust fund
27.3
25.9
13.3
21.9
Interest received – other
136.2
92.1
19.4
29.1
Total investment income
181.1
133.7
4.     Finance expense
(5.8)
(13.6)
Net interest paid – Mvela loan
(84.5)
(40.0)
(9.0)
(0.7)
Interest paid – other
(4.6)
(61.7)
11.4
2.7
Realised exchange gain on foreign debt, net of cash
16.9
78.6
3.6
—
Unrealised exchange gain on foreign debt, net of cash
—
24.6
(2.4)
(3.1)
Environmental rehabilitation interest charge
(19.1)
(16.5)
(1.7)
(1.2)
Post-retirement health care interest charge
(7.6)
(11.8)
(3.9)
(15.9)
Total ﬁnance expense
(98.9)
(26.8)
United States Dollars
South African Rand
2004
2005
2005
2004

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
151
United States Dollars
South African Rand
2004
2005
Notes
2005
2004
5.     Impairment of assets
—
20.0
Beatrix – North and South sections
124.0
—
—
8.4
Living Gold
52.3
—
61.8
—
Beatrix – West section
—
426.2
—
2.0
Driefontein – 10 shaft
12.3
—
—
1.8
Kloof – No. 3 Metallurgical plant
11.4
—
—
9.8
St Ives – Old mill
60.9
—
61.8
42.0
Total impairment
260.9
426.2
The Group continuously reassesses the carrying value and
recoverability of its mining assets. The carrying value is compared to the higher of “value in use” or “fair value less cost to sell”.
The following estimates and assumptions were used by management when reviewing the long-term assets for impairments:
–  a gold price of R92,000 per kilogram for the South African operations, US$420 per ounce for the Ghanaian operations and
AU$560 per ounce for the Australian operations;
–  the extraction of proved and probable reserves as per the most recent life of mine plan at the South African and Ghanaian
operations. The Australian operations included the likely
recoverable gold over and above proved and probable reserves based on current exploration information taking cognisance of the probability of conversion to reserves, and
–  operating costs and capital expenditure estimates as per the most recent life of mine plan.
The fair value of the asset is determined by applying a derived pre-tax market multiple that is determined with reference to the market price of Gold Fields. This multiple, which is expressed as a factor, is then multiplied by the discounted cash ﬂow valuation of each asset, on a pre-tax basis, expressed in rand million. The discounted cash ﬂow is determined at a real discount rate of 5 per cent.

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
United States Dollars
South African Rand
2004
2005
Notes
2005
2004
5.     Impairment of assets
(continued)
Beatrix North and South sections
Based on the assumptions and estimates above, the recoverable amount of R1,967 million at Beatrix, based on fair value less cost to sell, resulted in an impairment charge of R 124 million. Of the
R124 million impairment charge, R60 million is included within the
Beatrix segment and R64 million in the Corporate and other segment.
Beatrix is a relatively low grade mine and therefore is very sensitive to changes in its cost proﬁle. Changes in the cost proﬁle affects the pay-limit, which in turn affects the quantum of reserves.
During ﬁscal 2005, there were cost increases at Beatrix which resulted in an increase in the pay-limit. Due to the increase in the pay-
limit, certain reserves at 2 shaft and Vlakpan included in ﬁscal 2004 became uneconomical to mine and were therefore excluded from the 2005 reserve calculation. In addition, due to the restructuring at 2 shaft, certain sections were closed which resulted in a further decrease in reserves from ﬁscal 2004. The reduction in reserves in
ﬁscal 2005 as a result of these two factors was the main reason for the loss in value and therefore the impairment charge.
Living Gold
An impairment charge was incurred at Living Gold, the Rose project at Driefontein. As Living Gold is not a gold asset, its valuation was based on its business plan using a long-term exchange rate of
R8.51 to the euro and a discounted cash ﬂow valuation at a real discount rate of 10 per cent. This resulted in an impairment charge of R52.3 million which is included within the Corporate and other segment.
Other
Due to the closure of certain infrastructure in the group, additional assets were impaired:
–  at Driefontein, the No. 10 shaft was closed, resulting in an impairment of R12.3 million;
–  at Kloof, the No. 3 Metallurgical plant was closed, resulting in an impairment of R11.4 million; and
–  at St Ives, the old mill was closed, resulting in an impairment of
R60.9 million.
6.     Included in Proﬁt before taxation are the following:
Expenses
Auditors’ remuneration
0.7
1.0
– audit fee
6.3
4.9
0.2
0.9
– other
5.6
1.5
6.0
7.2
Environmental rehabilitation inﬂation adjustment
44.6
41.6
0.9
0.9
Operating lease charge – corporate ofﬁce
5.5
5.9
Notes
to financial statements
(continued)
for the year ended 30 June 2005

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
153
United States Dollars
South African Rand
2004
2005
2005
2004
7. Mining and income tax
The components of mining and income tax are the following:
South African taxation
(1.7)
(0.1)
– mining tax
(0.4)
(11.7)
(2.2)
(0.1)
– non-mining tax
(0.5)
(15.3)
(4.7)
(12.4)
– company and capital gains tax
(77.6)
(33.0)
—
(0.8)
– prior year adjustment – current tax
(5.0)
—
59.8
18.5
– deferred
115.0
412.7
Foreign taxation
(4.1)
(6.9)
– current
(43.3)
(9.5)
(17.2)
(21.8)
– foreign levies and royalties
(135.3)
(137.1)
(38.6)
7.3
– deferred
45.6
(266.6)
(8.7)
(16.3)
Total mining and income tax
(101.5)
(60.5)
South African mining tax on mining income is determined on a formula basis which takes into account the proﬁt and revenue from mining operations during the year. Non-mining income is taxed at a standard rate of 37.0% (2004: 38.0%). Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the group’s income tax provision to differ from the maximum statutory mining tax rate of 45.0% (2004: 46.0%) were:
Tax on proﬁt before taxation at maximum South African
(184.3)
(449.9)
mining statutory tax rate
Rate adjustment to reﬂect the company tax rate in South Africa of 29.0%, (2004: 30.0%) tax rate in Ghana of 30.25%
(2004: 32.5%) and tax rate in Australia of 30.0% (2004: 30.0%)
194.6
277.2
South African mining tax formula rate adjustment
71.2
48.0
Ghanaian tax rate adjustment
53.1
—
Net non-taxable income and non-deductible expenditure
(214.3)
146.8
Foreign levies and royalties
(135.3)
(137.1)
Australian tax beneﬁt arising from tax consolidation
166.3
—
Deferred tax asset not recognised
(33.2)
—
Other
(19.6)
54.5
Income and mining tax expense
(101.5)
(60.5)

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Notes
to financial statements (continued)
for the year ended 30 June 2005
7.     Mining and income tax (continued)
7.1 South African mining tax on mining income is determined according to a formula which takes into account the proﬁt and revenue from mining operations.
South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.
The formula for determining South African mining tax is:
Y = 45 – 225/X (2004: Y = 46 – 230/X)
where Y is the percentage rate of tax payable and X is the ratio of mining proﬁt, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.
7.2  Non-mining income of South African mining operations consists primarily of interest received and is taxed at a rate of 37.0%
(2004: 38.0%).
7.3  South African company tax, for non-mining companies in the group, is determined at a rate of 29.0% (2004: 30.0%).
7.4  Company tax at Gold Fields Ghana Limited and Abosso Gold Fields Limited is determined at a rate of 28.0% (2004: 32.5%).
However, as the tax rate change was effective 1 January 2005, an average of 30.25% was applied in ﬁscal 2005.
7.5  Company tax at St Ives (Pty) Limited and Agnew (Pty) Limited is determined at a rate of 30.0% (2004: 30.0%).
7.6  Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the book values and tax values of assets and liabilities.
7.7  At 30 June 2005 the group had the following amounts available for set-off against future income:
– unredeemed capital expenditure at GFI Mining South Africa (Pty) Limited of R2,258.6 million (2004: R1,977.6 million).
This comprises R Nil (2004: R11.9 million) at the Driefontein operation, R417.9 million (2004: R233.2 million) at the Kloof operation and R1,840.7 million (2004: R1,732.5 million) at the Beatrix operation.
– estimated and assessed losses at GFI Mining South Africa (Pty) Limited of R49.4 million (2004: R52.7 million). This comprises R1.3 million (2004: R Nil) at the Kloof operation and R48.1 million (2004: R52.7 million) at the Beatrix operation.
These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to commercially mine for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated.
– estimated tax losses at Gold Fields Shared Services (Pty) Limited of R44.5 million (2004: R15.1 million).
– estimated tax losses at Orogen Investment SA (Luxembourg) of US$120.2 million (2004:US$ 121.8 million). No deferred tax asset is recognised in the balance sheet for this amount. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to 31 December 1990, can be carried forward indeﬁnitely. All losses incurred by
Orogen Investment SA (Luxembourg) were incurred subsequent to 31 December 1990.
– estimated tax losses at Gold Fields Australia (Pty) Limited of A$239.3 million (2004: A$75.0 million). These estimated tax losses do not have an expiration date.
– estimated capital allowances at Gold Fields Ghana Limited of US$73.3 million (2004: US$116.2 million) and Abosso
Goldﬁelds Limited of US$ Nil (2004: US$8.4 million), respectively. These estimated capital allowances do not have an expiration date.

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
155
8.     Earnings per share
23
10
8.1   Headline earnings per share – cents
59
157
Headline earnings per share is calculated on the basis of adjusted net earnings attributable to ordinary shareholders of R291.3 million
(2004: R763.2 million) and 491,987,508 (2004: 485,020,966) shares being the weighted average number of ordinary shares in issue during the year.
Net earnings is reconciled to headline earnings as follows:
111.3
28.9
Net earnings
179.7
767.6
61.8
42.0
Impairment of assets
260.9
426.2
(16.1)
(8.3)
Taxation effect of impairment of assets
(51.7)
(111.3)
(27.1)
—
Proﬁt on disposal of mineral rights
—
(187.2)
(7.7)
—
Taxation effect of disposal of mineral rights
—
(53.0)
(13.9)
(8.1)
Proﬁt on disposal of investments
(50.3)
(95.6)
2.8
0.5
Taxation effect of proﬁt on disposal of investments
3.1
19.2
—
(7.5)
Proﬁt on disposal of exploration assets
(46.6)
—
(0.5)
(0.6)
Asset sales after tax adjustments
(3.8)
(2.7)
110.6
46.9
Headline earnings
291.3
763.2
23
6
8.2   Basic earnings per share – cents
37
158
Basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R179.7 million
(2004: R767.6 million) and 491,987,508 (2004: 485,020,966) shares being the weighted average number of ordinary shares in issue during the year.
23
10
8.3   Diluted headline earnings per share – cents
59
156
Diluted headline earnings per share is calculated on the basis of headline earnings attributable to ordinary shareholders of R291.3 million
(2004: R763.2 million) and 493,690,893 (2004: 487,698,431) shares being the diluted number of ordinary shares in issue during the year.
The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
Weighted average number of shares
491,987,508     485,020,966
Share options in issue
1,703,385
2,677,465
Diluted number of ordinary shares
493,690,893     487,698,431
23
6
8.4   Diluted basic earnings per share – cents
36
157
Diluted basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R179.7 million
(2004: R767.6 million) and 493,690,893 (2004: 487,698,431) shares being the diluted number of ordinary shares in issue during the year.
9.    Dividends
2004 Final dividend of 40 cents per share (2003: 100 cents)
63.2
29.5
declared on 13 August 2004 and paid on 23 August 2004.
196.8
472.4
2005 Interim dividend of 30 cents per share (2004: 40 cents)
29.4
25.0
declared on 18 February 2005 and paid on 28 February 2005
147.7
196.7
92.6
54.5
Total dividends
344.5
669.1
United States Dollars
South African Rand
2004
2005
2005
2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
United States Dollars
South African Rand
Land, mineral Mine Mine Land, mineral
rights and development development rights and
rehabilitation and and rehabilitation
assets infrastructure
Total
Total
infrastructure assets
10.   Property, plant and equipment
30 June 2005
Cost
401.0 3,840.5 4,241.5 Balance at beginning of the year 26,721.7 24,195.6 2,526.1
(3.5) 185.4 181.9 Reclassiﬁcation 1,129.8 1,151.5 (21.7)
14.8 333.6 348.4 Additions 2,163.8 2,071.9 91.9
(4.5) (16.2) (20.7) Disposals (128.9) (100.7) (28.2)
15.8 — 15.8 Additions to rehabilitation assets 98.0 — 98.0
Effect of adopting IFRS 3 – release
— 4.0 4.0 of negative goodwill 24.9 24.9 —
— 7.1 7.1 Deferred stripping costs reclassiﬁed 44.1 44.1 —
19.7 (176.7) (157.0) Translation adjustment 907.6 603.6 304.0
443.3
4,177.7
4,621.0
Balance at end of the year
30,961.0
27,990.9
2,970.1
Accumulated depreciation
158.8 1,570.2 1,729.0 Balance at beginning of the year 10,893.2 9,893.0 1,000.2
— 181.9 181.9 Reclassiﬁcation 1,129.8 1,129.8 —
17.6 225.9 243.5 Charge for the year 1,512.1 1,402.8 109.3
(0.1) (11.3) (11.4) Disposals (70.9) (70.1) (0.8)
0.9 41.1 42.0 Impairment 260.9 255.1 5.8
1.6 (96.9) (95.3) Translation adjustment 276.4 192.6 83.8
178.8
1,910.9
2,089.7
Balance at end of the year
14,001.5
12,803.2
1,198.3
264.5
2,266.8
2,531.3
Carrying value at end of the year
16,959.5
15,187.7
1,771.8
30 June 2004
401.0 3,840.5 4,241.5 Cost 26,721.7 24,195.6 2,526.1
158.8 1,570.2 1,729.0 Accumulated depreciation 10,893.2 9,893.0 1,000.2
242.2 2,270.3 2,512.5 Carrying value at end of the year 15,828.5 14,302.6 1,525.9
Notes
to financial statements (continued)
for the year ended 30 June 2005

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
157
11.   Investment in associate
The group has a 33.1% interest in Rand Reﬁnery Limited, a company incorporated in the Republic of South Africa, which is involved in the reﬁning of bullion and by-products which are sourced from inter alia
South Africa and foreign gold producing mining companies. The investment has been equity accounted as from 1 July 2002.
Investment in associate consists of:
1.9
2.9
Unlisted shares at cost
19.4
19.4
—
4.1
Effect of adopting IFRS3 – release of negative goodwill
27.7
—
(0.9)
(2.1)
Share of accumulated losses brought forward
(16.9)
(8.3)
(0.4)
(1.8)
Loss after taxation
(11.4)
(2.9)
(0.8)
—
Dividends
—
(5.7)
0.6
(0.3)
Translation adjustments
—
—
0.4
2.8
Total investment in associate
18.8
2.5
The group‘s effective share of balance sheet items in its associate is as follows:
8.9
8.7
Non-current assets
58.3
55.9
4.3
2.1
Current assets
14.4
27.0
13.2
10.8
Total assets
72.7
82.9
0.8
0.4
Non-current liabilities
2.8
4.6
1.7
2.1
Current liabilities
13.8
10.8
2.5
2.5
Total equity and liabilities
16.6
15.4
10.7
8.3
Net assets
56.1
67.5
Reconciliation of the total investment in associate with net assets:
10.7
8.4
Net assets
56.1
67.5
—
(5.6)
Fair value adjustment*
(37.3)
(37.3)
(10.3)
—
Negative goodwill
—
(27.7)
0.4
2.8
Carrying value
18.8
2.5
* The investment in associate was fair valued at 1 July 2002, the date when signiﬁcant inﬂuence was obtained.
12.   Investments
Listed
81.9
87.4
Cost less permanent write-downs
585.3
515.7
11.5
20.7
Net unrealised gain on revaluation
138.4
73.0
93.4
108.1
Book value
723.7
588.7
93.4
108.1
Market value
723.7
588.7
Unlisted
32.3
30.3
Book value and directors’ valuation
203.3
203.5
125.7
138.4
Total listed and unlisted investments
927.0
792.2
1.1
7.0
Loans advanced
47.0
6.5
126.8
145.4
Total investments
974.0
798.7
All investments are classiﬁed as available for sale. Details of major investments are given on pages 176 and 177
United States Dollars
South African Rand
2004
2005
2005
2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
13.    Environmental trust fund
Gold Fields Mining Environmental Trust Fund
35.3
52.6
Balance at beginning of the year
331.4
275.0
4.4
4.9
Contributions made during the year
30.3
30.5
3.8
4.4
Interest earned during the year
27.3
25.9
9.1
(3.8)
Translation adjustment
—
—
52.6
58.1
Balance at end of the year
389.0
331.4
The proceeds from this fund are intended to fund environmental rehabilitation obligations of the group’s South African mines and they are not available for the general purposes of the group. All income from this asset is reinvested or spent to meet these obligations. These obligations are included in environmental rehabilitation costs under long-term provisions (refer note 21.2)
14.    Financial instruments
107.3
79.2
Gross amount
531.2
676.1
(37.0)
(46.8)
Current portion included in current assets
(313.8)
(233.5)
Total non-current portion of amount owing on close-out of
70.3
32.4
ﬁnancial instruments
217.4
442.6
The amount owing on the close-out of ﬁnancial instruments relates to the close-out of the Australian dollar/United States dollar ﬁnancial instruments on 7 January 2004. The close-out of the outstanding open positions of US$275.0 million was executed at an average rate of 0.7670 US$/A$. These transactions locked in a gross proﬁt amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.
On 7 May 2004, the future US dollar values were ﬁxed in Australian dollars to take advantage of a weakening in the Australian dollar against the US dollar since the close-out of these ﬁnancial
instruments. The net balance on the original value of the future cash
ﬂows was US$107.4 million (US$115.7 million less US$8.3 million premium on the call option) or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value ﬁxed in
Australian dollars amounted to A$147.0 million, based on a spot rate of 0.7158 US$/A$. Payments against this settlement are receivable on a quarterly basis with the last payment due on 29 December 2006.
15.   Inventories
74.1
80.3
Gold-in-process
537.6
466.9
32.0
49.3
Consumable stores
330.4
201.4
0.6
0.7
Mineral rights
4.9
3.9
106.7
130.3
Total inventories
872.9
672.2
United States Dollars
South African Rand
2004
2005
2005
2004
Notes
to financial statements (continued)
for the year ended 30 June 2005

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
159
16.    Accounts receivable
31.4
43.8
Gold sale trade receivables
293.3
198.1
14.0
11.6
Other trade receivables
77.5
88.3
2.0
2.0
Deposits
13.6
12.6
1.6
0.4
Interest receivable
3.0
9.8
36.4
18.0
Value added tax
120.6
228.9
3.2
4.9
Payroll debtors
33.0
20.4
6.9
11.0
Pre-paid expenses
74.0
43.6
—
1.3
Financial instrument debtors
8.9
—
—
12.0
Capitalised project costs to be transferred to investments
80.1
—
—
2.6
Rand Mutual Assurance refund
17.5
—
15.8
8.7
Other
58.0
99.2
111.3
116.3
Total accounts receivable
779.5
700.9
17.   Cash and cash equivalents
4.8
7.4
Cash at bank and on hand
49.9
30.3
651.5
496.3
Short-term deposits
3,325.1
4,104.2
656.3
503.7
3,375.0
4,134.5
18.   Minority interests
85.8
98.9
Balance at beginning of the year
662.9
668.2
21.7
20.7
Share of proﬁt after taxation
128.5
149.9
—
(17.9)
Dividends paid
(111.2)
—
(29.1)
—
Arising on acquisition of minorities in Arctic Platinum
—
(200.8)
(2.7)
(2.2)
Loans repaid during the year
(13.9)
(18.8)
15.6
20.1
Loans advanced during the year
124.8
107.4
13.9
1.2
Translation adjustment
18.4
(43.0)
105.2
120.8
Balance at end of the year
809.5
662.9
19.   Deferred taxation
The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognised for ﬁnancial reporting and taxation purposes in different accounting periods are:
Deferred taxation liabilities
833.1
780.0
– Mining assets
5,226.1
5,248.7
21.7
23.2
– Investment in environmental trust fund
155.6
136.8
23.1
21.9
– Financial instruments
146.7
145.6
2.8
6.4
– Inventories
43.1
17.4
5.9
9.3
– Other
62.6
37.2
886.6
840.8
Gross deferred taxation liabilities
5,634.1
5,585.7
Deferred taxation assets
(65.3)
(58.6)
– Provisions
(392.3)
(411.2)
(101.4)
(76.9)
– Loans
(515.5)
(638.9)
(23.7)
(65.0)
– Tax losses
(435.5)
(149.5)
(166.7)
(155.3)
– Unredeemed capital expenditure
(1,041.0)
(1,050.0)
529.5
485.0
Net deferred taxation liabilities
3,249.8
3,336.1
549.4
529.5
Balance at beginning of the year
3,336.1
4,279.6
(98.1)
—
Deferred tax effect of the Mvela transaction recorded in equity
—
(676.6)
(21.2)
(25.9)
Transferred through the income statement
(160.6)
(146.1)
99.4
(18.6)
Translation adjustment
74.3
(120.8)
529.5
485.0
Balance at end of the year
3,249.8
3,336.1
United States Dollars
South African Rand
2004
2005
2005
2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
20.   Long-term liabilities
– Debt component of Mvela loan
On 17 March 2004, Mvelaphanda Gold (Pty) Limited, a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of R4,139.0 million to GFI Mining South Africa (Pty) Limited. The loan bears interest at a ﬁxed rate of 10.57% nominal annual compouded semi-annually. Interest is payable semi-annually and the loan amount is repayable ﬁve years from the date of advance on 17 March 2009.
All payments under this loan have been guaranteed by Gold Fields
Limited and two of its offshore subsidiaries.

On the date the loan is repaid, Mvelaphanda Gold (Pty) Limited will subscribe for new shares in GFI Mining South Africa (Pty) Limited such that after the subscription it will own 15 percent of the enlarged equity of GFI Mining South Africa (Pty) Limited.
The net proceeds of the loan of R4,107.0 million (R4,139.0 million less R32.0 million of costs) was accounted for in two components, a debt component and an equity component.
The debt component on initial recognition, included in long-term liabilities, is the present value of the future interest payments discounted using a market related cost of debt. The residual amount, representing the value of the equity component, is included in shareholders’ equity.
The debt component of the Mvela loan is amortised against
payments of interest on the loan of R4,139.0 million with a
proportionate amount of such payments recognised as interest on the debt component of the Mvela loan.
During 2004, GFI Mining South Africa (Pty) Limited entered into two interest rate swaps, an amortising and an accreting swap.
The amortising swap for R1,653.0 million reﬂects the proﬁle of the debt component of the Mvela loan and was designated as a fair value hedge. The accreting swap for R2,486.0 million accretes to
R4,139.0 million over ﬁve years and is regarded as a derivative and is thus marked to market. The ﬁxed rate receivable on these interest rate swaps was equal to the interest rate payable on the loan from
Mvelaphanda Gold (Pty) Limited and the ﬂoating rate payable was the three month JIBAR rate plus a margin of 1.025%. (Refer note 33)
On 3 June 2005, the interest rate swap was closed-out resulting in a gain of R317.0 million since inception. GFI Mining South Africa (Pty)
Limited now reverts to the ﬁxed interest rates referred to above. Of the R317.0 million, R225.0 million was accounted for as a gain on
ﬁnancial instruments and the balance of R92.0 million was accounted for as a credit to interest paid on the Mvela loan.
United States Dollars
South African Rand
2004
2005
2005
2004
Notes
to financial statements (continued)
for the year ended 30 June 2005

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
161
20.   Long-term liabilities (continued)
– Debt component of Mvela loan (continued)
595.2
595.2
Loan advanced
4,107.0
4,107.0
(355.6)
(355.6)
Equity component
(2,453.6)
(2,453.6)
239.6
239.6
Debt component on initial recognition
1,653.4
1,653.4
(2.6)
(2.6)
Fair value adjustment in relation to amortising interest rate swap
(18.1)
(18.1)
Fair value adjustment in relation to amortising interst rate swap
—
2.7
reversed to earnings on close-out of interest rate swap
18.1
—
—
(30.9)
Loan repayments during the year
(206.8)
—
22.6
(7.1)
Translation adjustment
—
—
259.6
215.9
Fair value of debt component at end of year
1,446.6
1,635.3
The fair value adjustment in relation to the amortising interest rate swap was calculated using cash ﬂows over the remaining period of the debt discounted at the ﬁve year forward curve of the three-month
JIBAR rate plus a margin of 1.025%.
– Industrial Development Corporation loan
—
2.5
Loan advanced
16.9
—
On 28 May 2004, Living Gold (Pty) Limited (“Living Gold”), a
subsidiary of GFI Mining South Africa (Pty) Limited entered into an agreement with the Industrial Development Corporation of South
Africa Limited (“IDC”) in terms of which IDC agreed to provide a loan facility of R 16.6 million. On 24 November 2004, Living Gold drew down the full amount of the facility.
In terms of the loan agreement, interest accrues on the facility based on the First National Bank of Southern Africa Limited prime overdraft rate. The prime overdraft rate at 30 June 2005 was 10.5%. The loan is repayable in 96 equal monthly instalments beginning 1 July 2006.
259.6
218.4
Gross long-term liabilities
1,463.5
1,635.3
(32.8)
(42.9)
Current portion included in current liabilities
(287.5)
(206.7)
226.8
175.5
Total long-term liabilities
1,176.0
1,428.6
United States Dollars
South African Rand
2004
2005
2005
2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report  2005
www.goldﬁelds.co.za
21.   Long-term provisions
9.2
3.6
21.1 Post-retirement health care costs
24.1
58.1
The Group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex-employees on a
pay-as-you-go basis. During ﬁnancial 2005 approximately 21 percent
(2004: 6 percent) of these pensioners and dependants were bought out of the scheme at a 15 percent premium to the latest actuarial valuation. The remaining obligation was actuarially valued at 30 June
2005 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.
The following table sets forth the funded status and amounts recognised by the group for post-retirement health care costs:
8.6
2.8
Actuarial present value
18.8
54.4
—
—
Plan assets at fair value
—
—
8.6
2.8
Accumulated beneﬁt obligation in excess of plan assets
18.8
54.4
—
—
Unrecognised prior service costs
—
—
—
—
Unrecognised actuarial (gains)/losses
—
—
8.6
2.8
Post-retirement health care liability
18.8
54.4
Beneﬁt obligation reconciliation
11.6
9.2
Balance at beginning of the year
58.1
90.7
1.7
1.2
Interest charge
7.6
11.8
(0.6)
(0.4)
Payments during the year
(2.5)
(4.4)
(2.6)
(2.2)
Beneﬁts forfeited
(13.7)
(17.9)
0.7
0.8
Premium on buy-out of pensioners and dependants
4.8
5.0
(3.9)
(4.9)
Buy-out of pensioners and dependants
(30.2)
(27.1)
2.3
(0.1)
Translation adjustments
—
—
9.2
3.6
Balance at end of the year
24.1
58.1
The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inﬂation rate of 7% per annum (2004: 11%) and a discount rate of 9% per annum (2004: 13%). Assumed health care cost trend rates have a signiﬁcant impact on the amounts reported for the health care plans.
A one percentage point increase in assumed health care trend rates would have increased interest cost for 2005 by R0.7 million
(9.4%) (2004: R1.3 million (10.8%). The effect of this change on the accumulated post-retirement health care beneﬁt obligation at
30 June 2005 would have been an increase of R2.3 million (9.6%)
(2004: R5.4 million (9.3%)).
A one percentage point decrease in assumed health care trend rates would have decreased interest cost for 2005 by R0.6 million
(8.1%) (2004: R1.4 million (11.7%)). The effect of this change on the accumulated post-retirement health care beneﬁt obligation at
30 June 2005 would have been a decrease of R2.2 million (9.0%)
(2004: R4.7 million (8.1%)).
Notes
to financial statements (continued)
for the year ended 30 June 2005
United States Dollars
South African Rand
2004
2005
2005
2004

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
163
21.   Long-term provisions (continued)
21.2 Environmental rehabilitation costs
91.8
113.6
Balance at beginning of the year
715.4
715.3
—
15.8
Additional provision due to new disturbances
98,0
—
6.0
7.2
Inﬂation charge
44.6
41.6
2.4
3.1
Interest charge
19.1
16.5
(1.6)
(1.6)
Payments against provision
(10.0)
(10.6)
15.0
(2.9)
Translation adjustments
38.7
(47.4)
113.6
135.2
Balance at end of the year
905.8
715.4
The group’s South African operations contribute to a dedicated environmental rehabilitation trust fund to provide for the estimated cost of rehabilitation at the end of the mines’ lives. At 30 June 2005 the balance in this fund was R389.0 million (2004: R331.4 million).
Refer note 13.
The expected timing of the cash outﬂows in respect of the provision is on the closure of the various mining operations. However, certain current rehabilitation costs are charged to this provision as and when incurred.
122.8
138.8
Total long-term provisions
929.9
773.5
22.   Accounts payable
82.1
64.3
Trade payables
430.6
516.9
127.5
138.7
Accruals and other payables
928.8
803.3
38.5
39.0
Leave pay accrual
261.1
242.4
5.4
11.8
Net interest payable on debt component of Mvela loan
78.8
34.3
25.4
—
Financial instrument creditor
—
159.7
278.9
253.8
Total accounts payable
1,699.3
1,756.6
23.   Cash generated by operations
111.3
28.9
Net earnings
179.7
767.6
8.7
16.3
Taxation
101.5
60.5
14.7
14.3
Interest paid
89.1
101.7
(15.6)
(24.7)
Investment income
(153.8)
(107.8)
2.3
2.8
Dividends received
17.6
15.7
13.3
21.9
Interest received
136.2
92.1
21.7
20.7
Minority interest
128.5
149.9
Earnings before tax, interest, investment income and
140.8
55.5
minority interest
345.0
971.9
150.4
261.6
Non-cash items:
1,624.2
1,037.3
179.2
243.5
Amortisation and depreciation
1,512.1
1,236.3
(28.2)
—
Exchange rate difference
—
(195.1)
61.8
42.0
Impairment of assets
260.9
426.2
2.8
Impairment of critical spares – St Ives
17.2
—
1.7
1.2
Interest adjustment to post-retirement health care liability
7.6
11.8
6.0
7.2
Inﬂation adjustment to rehabilitation liability
44.6
41.6
2.4
3.1
Interest adjustment to rehabilitation liability
19.1
16.5
3.6
—
Write off of mineral rights
—
24.8
—
(7.5)
Proﬁt on disposal of exploration rights
(46.6)
—
(27.1)
—
Proﬁt on disposal of mineral rights
—
(187.2)
(13.9)
(8.1)
Proﬁt on disposal of investments
(50.3)
(95.6)
0.7
0.8
Retirement of health care obligations
4.8
5.0
—
(14.1)
Non-cash portion of realised gain on ﬁnancial instruments
(87.4)
—
(27.4)
(4.9)
Unrealised exchange gain on ﬁnancial instruments
(30.4)
(189.0)
(3.6)
—
Unrealised exchange gain on foreign debt, net of cash
—
(24.6)
(4.8)
(4.4)
Other
(27.4)
(33.4)
291.2
317.1
Total cash generated by operations
1,969.2
2,009.2
United States Dollars
South African Rand
2004
2005
2005
2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report  2005
www.goldﬁelds.co.za
24.   Change in working capital
5.4
(23.7)
Inventories
(147.3)
37.1
(25.6)
24.3
Accounts receivable
151.1
(176.3)
46.2
(2.4)
Accounts payable
(15.0)
318.8
26.0
(1.8)
Total change in working capital
(11.2)
179.6
25.   Tax paid
(52.0)
(14.2)
Amount owing at beginning of the year
(89.3)
(405.3)
(29.9)
(42.2)
SA and foreign current taxation
(262.1)
(206.6)
14.2
18.0
Amount owing at end of the year
120.8
89.3
(8.0)
—
Translation
—
—
(75.7)
(38.4)
Total tax paid
(230.6)
(522.6)
26.   Dividends paid
(92.6)
(54.5)
Dividends per statement of shareholders’ equity
(344.5)
(669.1)
—
(17.3)
Dividends paid to minority shareholders
(111.2)
—
(92.6)
(71.8)
Total dividends paid
(455.7)
(669.1)
27.   Additional cash ﬂow information
Acquisition of minority shareholders’ interest in Arctic Platinum
29.1
—
Minority shareholders’ interest
—
200.8
(8.7)
—
Paid for by issue of share capital
—
(60.4)
20.4
—
Paid for by cash
—
(140.4)
The R140.4 million paid for in cash is included in the purchase of investments line item in the cash ﬂow statement
28.   Retirement beneﬁts
All employees are members of various deﬁned contribution
retirement schemes.
Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement beneﬁts for the year amounted to R291.1 million
(2004: R266.8 million).
29.   Commitments
Capital expenditure
520.7
454.6
– authorised
3,045.8
3,280.1
57.5
23.8
– contracted for
159.8
362.1
Operating lease
0.9
0.7
– within one year
4.7
5.5
3.5
2.6
– thereafter
17.6
22.3
44.0
51.3
Other guarantees
344.0
276.9
Commitments will be funded from internal sources and to the extent necessary from borrowings.
30.   Contingent liabilities
No material claims have been ﬁled against the group.
World Gold Council
Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities.
Apportionment of liabilities to individual members, should they arise, is done proportionate to the member’s production relative to the total production of all members. To date, no claims have been made on
Gold Fields.
31.   Lines of credit
The Group has unutilised lines of credit of R2.6 billion
at 30 June 2005.
United States Dollars
South African Rand
2004
2005
2005
2004
Notes
to financial statements (continued)
for the year ended 30 June 2005

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

32.    Risk management activities
In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk.
In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.
Concentration of credit risk
The group’s ﬁnancial instruments do not represent a concentration of credit risk as the group deals with a number of major banks.
Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.
A formal process of allocating counterparty exposure and prudential limits is approved by the audit committee and is applied under the supervision of the group’s executive committee. No marginal facilities are engaged.
Foreign currency and commodity price risk
In the normal course of business the group enters into transactions for the sale of its gold, denominated in US dollars. In addition, the group has assets and liabilities in a number of different currencies (primarily US dollars and Australian dollars). As a result, the group is subject to transaction and translation exposure from ﬂuctuations in foreign currency exchange rates.
Due to the fact that US$165.0 million of debt was drawn down to acquire the St Ives and Agnew operations, it was deemed prudent to establish Australian dollar/United States dollar instruments to protect the cash ﬂows of the operations in the event of the strengthening of the Australian dollar. In line with this decision US$500.0 million of United States dollar/Australian dollar currency ﬁnancial instruments were established over ﬁve years in respect of the St Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents.
On 7 January 2004, the remaining instruments were closed out. The existing forward purchases of dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding portion of US$275.0 million was at an average spot rate of 0.7670 US$/A$. Subsequent to this, on 7 May 2004, the future US dollar values were ﬁxed in Australian dollars at a spot rate of 0.715 US$/A$, to take advantage of the weakened Australian dollar against the US dollar at that time.
In order to participate in any further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/United States dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match the dates of the original structure.The average strike price of these options is 0.7670 US$/A$. US$175.0 million of these instruments remain at 30 June 2005 (2004: US$262.5 million).
In so far as South African rand/United States dollar exposures are concerned, the group does not have a general policy of hedging these exposures, but will from time to time establish positions on an opportunistic basis. In line with this policy, forward cover of
US$ 30.0 million (2004: US$ 50.0 million) was purchased to cover any US dollar commitments payable from South Africa.
Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements.
At present the group does not hedge its exposure to gold price ﬂuctuation risk and sells at market spot prices (refer Accounting
Policies).
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term investment and ﬁnancing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top ﬁnancial institutions.
The group entered into an interest rate swap in connection with the Mvela transaction. This position has subsequently been closed out. Full details of the interest rate swaps are provided in note 33.
Uncommitted borrowing facilities are maintained with several banking counterparties to meet the group’s normal and contingency funding requirements.

Gold Fields Limited Annual Report  2005
www.goldﬁelds.co.za
33.    Fair value of ﬁnancial instruments
The fair value of a ﬁnancial instrument is deﬁned as the amount at which the instrument could be exchanged in an arm’s length transaction between willing parties. The estimated values of the group’s ﬁnancial instruments are:
30 June 2005
30 June 2004
R million
R million
Carrying
Fair
Carrying Fair
amount
value
amount value
Financial assets
Cash and cash equivalents
3,375.0
3,375.0
4,134.5 4,134.5
Investment in associate
18.8
18.8
2.5 2.5
Current portion of ﬁnancial instruments
313.8
313.8
233.5 233.5
Accounts receivable
779.5
779.5
700.9 700.9
Non-current portion of ﬁnancial instruments
217.4
217.4
442.6 442.6
Environmental trust fund
389.0
389.0
331.4 331.4
Investments
974.0
974.0
798.7 798.7
Financial liabilities
Accounts payable
1,699.3
1,699.3
1,756.6 1,756.6
Current portion of long-term liabilities
287.5
287.5
206.7 206.7
Long-term liabilities
1,176.0
1,241.0
1,428.6 1,428.6
30 June 2005
30 June 2004
US$ million
US$ million
Carrying
Fair
Carrying Fair
amount
value
amount value
Financial assets
Cash and cash equivalents
503.7
503.7
656.3 656.3
Investment in associate
2.8
2.8
0.4 0.4
Non-current portion of ﬁnancial instruments
46.8
46.8
37.0 37.0
Accounts receivable
116.3
116.3
111.3 111.3
Long-term portion of ﬁnancial instruments
32.4
32.4
70.3 70.3
Environmental trust fund
58.1
58.1
52.6 52.6
Investments
145.4
145.4
126.8 126.8
Financial liabilities
Accounts payable
253.6
253.6
278.9 278.9
Current portion of long-term liabilities
42.9
42.9
32.8 32.8
Long-term liabilities
175.5
185.2
226.8 226.8
The following methods and assumptions were used to estimate the fair value of each class of ﬁnancial instrument.
Accounts receivable, accounts payable and cash and cash equivalents
The carrying amounts approximate fair values due to the short maturity of these instruments.
Investments, environmental trust fund and long and short-term liabilities
The fair value of publically traded instruments is based on quoted market values. The environmental trust fund is stated at fair value based on the nature of the fund’s investments. Refer to note 20, for a discussion on the fair value of long and short-term liabilities.
Financial instruments
A discussion on the fair value of currency ﬁnancial instruments and the interest rate swap continues in note 33.
Notes
to financial statements (continued)
for the year ended 30 June 2005

www.goldﬁelds.co.za
Gold Fields Limited Annual Report  2005

33.    Fair value of ﬁnancial instruments (continued)
Currency ﬁnancial instruments
Currency ﬁnancial instruments remaining at year-end are described in the schedule below. It has been decided not to account for these instruments under the hedge accounting rules of International Accounting Standard 39 and accordingly the positions have been marked-to-market through earnings.
Year ended 30 June
2006
2007
Total
Australian dollar/US dollar
Call options:
Amount (US dollars) – 000s
100,000 75,000 175,000
Average strike price (US$/A$) 0.7670 0.7670 0.7670
The marked-to-market value of the positions in the above table was a gain of R27.5 million (US$4.1 million) at 30 June 2005. The value was based on exchange rates of R/US$6.70 and US$/A$0.7684 and the prevailing interest rates and volatilities at the time.
This gain has been accounted for in the income statement as an unrealised gain on ﬁnancial instruments.
Year ended 30 June
2006
Total
US dollar/rand
Forward exchange contracts:
Amount (US dollars) – 000s
30,000 30,000
Average strike price (R/US$) 6.9402 6.9402
The outstanding forward purchase of US$50 million at 30 June 2004, after utilising US$20 million, matured on 3 December
2004 resulting in a cash outﬂow of R24.5 million (US$4.2 million). This amount was extended to mature on 3 June 2005. On maturity, the forward purchase of US$30.0 million was further extended to mature on 5 December 2005, resulting in a cash inﬂow of R25.7 million (US$3.8 million). The mark-to-market value of the position in the above table was a loss of R4.1 million
(US$0.6 million) at 30 June 2005. The value was based on an exchange rate of R/US$6.70 and the prevailing interest rates and volatilities at the time. This loss of R4.1 million has been accounted for in the income statement as an unrealised loss on ﬁnancial instruments.
Year ended 30 June
2006
Total
International Petroleum Exchange (IPE) Gasoil options
Amount (litres) – 000s 51,600 51,600
Strike price (US$/litre) 0.4500 0.4500
Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of R11.1 million
(US$1.66 million), paid upfront, at a strike of US$0.45 per litre.
The marked to market value of the transactions making up the position above was a gain R12.9 million (US$1.93 million). The value was based on an exchange rate of R/US$6.70, an IPE Gasoil price of US$0.4498 and on prevailing interest rates and volatilities at the time.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
33.    Fair value of ﬁnancial instruments (continued)
Interest rate swap
In terms of the Mvela loan, GFI Mining South Africa (Pty) Limited (“GFIMSA”) pays Mvelaphanda Gold (Pty) Limited interest on the R4,139 million loan at a ﬁxed rate, semi-annually. The interest rate was ﬁxed with reference to the ﬁve year ZAR swap rate, at 9.6179% plus a margin of 0.95%. GFIMSA simultaneously entered into an interest rate swap agreement converting the ﬁxed interest rate exposure to a ﬂoating rate. In terms of the swap, GFIMSA was exposed to the three month JIBAR rate plus a margin of 1.025%. The interest rate swap was effected to take advantage of the relatively steep yield curve. This swap was closed on
3 June 2005. The loan now reverts to the ﬁxed interest rates.
Since inception of this swap up until its close out, Gold Fields has realised mark to market gains on the swap of R225 million and the interest rate credits of R92 million, giving a total realised gain of R317 million. Of the R225 million realised mark to market gain, R306 million was accounted for in earnings in ﬁscal 2005, offset by a R81 million loss in ﬁscal 2004. Of the R92 million interest credit, R80 million was accounted for in earnings in ﬁscal 2005 compared to a R12 million credit in ﬁscal 2004.
34.    Related party transactions
None of the directors, ofﬁcers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last two ﬁscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.
Mvelaphanda transaction

On 8 March 2004, shareholders of both Gold Fields Limited (“Gold Fields”) and Mvelaphanda Resources Limited (“Mvela
Resources”) voted decisively in favour of all shareholder resolutions necessary to implement the transaction in terms of which
Mvelaphanda Gold (Proprietary) Limited (“Mvela Gold”), a wholly owned subsidiary of Mvela Resources, will acquire a 15 per cent beneﬁcial interest in the South African gold mining assets of Gold Fields, including the world-class Beatrix, Driefontein and Kloof mines for a cash consideration of R4,139 million. All conditions precedent to the transaction were fulﬁlled following the completion by Mvela Resources of a domestic and international private placement on 15 March 2004.

In terms of the right of exchange, Mvela Gold and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the right of exchange is 45 million and 55 million respectively.

Following completion of the private placement Mvela Gold advanced a loan of R4,139 million (“the GFI-SA Loan”) to GFI Mining
South Africa (Pty) Limited (“GFI-SA”), a wholly owned subsidiary of Gold Fields, on 17 March 2004. This loan was ﬁnanced by way of commercial bank debt of approximately R1,349 million, mezzanine ﬁnance of R1,100 million (which includes R200 million of redeemable preference shares in Micawber 325 (Pty) Limited subscribed for by Gold Fields) and the balance of approximately
R1,690 million raised by the Mvela Resources private placement, (which includes R100 million of equity in Mvelaphanda Resources
Limited subscribed for by Gold Fields as part of the above private placement). At the end of ﬁve years, the GFI-SA loan will be repaid and Mvela Gold will subscribe for 15 per cent of the share capital of GFI-SA.

The proceeds of the GFI-SA Loan have been applied towards settling R4.1 billion of the R4.7 billion payable by GFI-SA to
Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganisation pursuant to which GFI-SA has acquired the gold mining assets of these companies as well as ancillary assets.

Gold Fields believes that this transaction satisﬁes the 15 per cent Historically Disadvantaged South African ownership requirements of the scorecard attached to the Broad Based Socio-Economic Mining Scorecard for the South African mining industry and looks forward, following implementation of this landmark BEE transaction, to working with Mvela Resources to satisfy the other requirements of the scorecard.

In terms of the transaction, and in furthering its empowerment objectives, Mvela Gold appointed two nominees out of a maximum of seven to the GFI-SA board, and has appointed two members to each of GFI-SA’s Operations Committee and
Transformation Committee, which latter committee will be established to monitor compliance with the Mining Charter and other transformation objectives.
Notes
to financial statements (continued)
For the year ended 30 June 2005

www.goldﬁelds.co.za
Gold Fields Limited Annual Report  2005

34.    Related party transactions
Pro-Drilling and Mining (Pty) Limited

Michael J. Prinsloo, Executive Vice President, South African Operations sits on the board of and owns 50% of Pro-Drilling and
Mining (Pty) Limited, or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with GFI Mining South Africa
(Pty) Limited to provide labour, equipment and materials for diamond drilling and core recovery at the Driefontein operation.
The contract is valid until terminated upon one month’s written notice by either party. Gold Fields employed Pro-Drilling prior to Mr Prinsloo joining Gold Fields. During ﬁscal 2005 Gold Fields paid Pro-Drilling a total of approximately R11.0 million
(2004: R2.0 million).

Mvelaphanda Resources Limited

Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields, are, respectively, the Chairman of the
Board and a director of Mvelaphanda Resources Limited, or Mvela Resources. On 10 July 2002, Gold Fields announced that it had granted Mvela Resources participation rights of a minimum of 5% and a maximum of 15% in any new Gold Fields’ precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for the transaction Mvela Resources will issue to
Gold Fields options to subscribe in tranches for ordinary shares, consisting of one ordinary share and one unsecured debenture issued by Mvela Resources, in Mvela Resources at a 10% premium to the ﬁve day weighted average trading price on the JSE
Securities Exchange South Africa.

Mvela Resources initially issued Gold Fields options to subscribe for ordinary shares with a value of R10.0 million. Thereafter, each year Mvela Resources will issue to Gold Fields options to subscribe for ordinary shares with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. In 2005 Gold Fields was issued with 1,375,584 options (2004: 521,812).

The term of the agreement is ﬁve years. This transaction was approved by Mvela Resources shareholders on 21 August 2002.
In addition Mvela Resources will be obligated to pay for its proportional share of the costs of any exploration project it elects to participate in.

Rand Reﬁnery Limited

GFL Mining Services Limited has an agreement with Rand Reﬁnery Limited, (“Rand Reﬁnery”), in which Gold Fields holds a
33.1% interest, providing for the reﬁning of substantially all of Gold Fields’ South African gold production by Rand Reﬁnery.
On 21 November 2000, GFL Mining Services Limited (“GFLMS”) entered into an agreement with Rand Reﬁnery in terms of which GFLMS acts as agent for Rand Reﬁnery with regard to the sale of a maximum of 50% of Gold Fields’ South African gold production. On 1 June 2004, GFLMS has exercised its right, by giving notice to Rand Reﬁnery, to sell all of Gold Fields’ South
African gold production with effect from 1 October 2004. Gold Fields Ghana Limited and Abosso Goldﬁelds Limited also have an agreement with Rand Reﬁnery since March 2002 to transport, reﬁne and sell substantially all of the gold production from the
Tarkwa and Damang mines.

Nicholas J. Holland, who is the Chief Financial Ofﬁcer and a Director of Gold Fields, has been a director of Rand Reﬁnery since
12 July 2000. As a director of GFL Mining Services Limited, which is a wholly owned subsidiary of Gold Fields, Mr Holland has declared his interest in the contract between Rand Reﬁnery and GFL Mining Services Limited, pursuant to South African requirements, and has not participated in the decision of Rand Reﬁnery to enter into the agreement with either of GFL Mining
Services Limited, Gold Fields Ghana Limited or Abosso Goldﬁelds Limited. Mr Holland signed the agreement with Rand Reﬁnery on behalf of GFL Mining Services Limited.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favourable to it as arm’s length terms.

None of the directors or ofﬁcers of Gold Fields or any associate of such director or ofﬁcer is currently or has been at any time during the past two ﬁscal years materially indebted to Gold Fields.
35.    Segment reporting
The segment information is shown under the ﬁnancial summary in the segment report on page 178.

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Company income statement
For the year ended 30 June 2005
South African Rand
Notes
2005
2004
Investment income 1
—
4 ,101.0
Other (expense)/income
(1.7)
3.5
Proﬁt on sale of investments
—
52.8
Harmony hostile bid costs
(315.5)
—
Write-down of investments
—
(2,802.0)
Proﬁt before taxation
(317.2)
1,355.3
Taxation 2
(17.9)
(8.2)
Net (loss)/earnings
(335.1)
1,347.1
The accompanying notes form an integral part of these ﬁnancial statements

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
171
Company balance sheet
at 30 June 2005
South African Rand
Notes
2005
2004
ASSETS
Non-current asset
Investments 4
9,809.4
10,465.2
Current asset
Accounts receivable
1.6
2.2
Total assets
9,811.0
10,467.4
EQUITY AND LIABILITIES
Capital and reserves
Shareholders’ equity per statement
9,801.1
10,458.5
Current liabilities
9.9
8.9
Accounts payable
4.8
2.5
Taxation
5.1
6.4
Total equity and liabilities
9,811.0
10,467.4
The accompanying notes form an integral part of these ﬁnancial statements

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Company statement of changes in shareholders’ equity
For the year ended 30 June 2005
Number of
ordinary
shares issued
Ordinary
share
capital
Share
premium
Fair value
adjustment
reserve
(Accumu-
lated loss)/
Retained
earnings
Total
shareholders’
equity
South African Rand
Balance at 30 June 2003
472,364,872 236.2 8,034.4 56.4 (66.8) 8,260.2
Net income — — — — 1,347.1 1,347.1
Dividends — — — — (669.1) (669.1)
Exercise of employee share options 1,300,977 0.6 25.6 — — 26.2
Proceeds from US capital raising 17,250,000 8.6 1,480.5 — — 1,489.1
Shares issued relating to the acquisition of APP 564,841 0.3 60.1 — — 60.4
Realised gain on disposal of listed investments — — — (56.3) — (56.3)
Other 11,830 — 0.9 — — 0.9
Balance at 30 June 2004
491,492,520 245.7 9,601.5 0.1 611.2 10,458.5
Net loss — — — — (335.1) (335.1)
Dividends — — — — (344.5) (344.5)
Exercise of employee share options 801,706 0.4 21.7 — — 22.1
Mark-to-market gain on listed investments — — — 0.1 — 0.1
Balance at 30 June 2005
492,294,226 246.1 9,623.2 0.2 (68.4) 9,801.1
The accompanying notes form an integral part of these ﬁnancial statements

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
173
Company cash
flow statement
For the year ended 30 June 2005
Cash ﬂows from operating activities
(678.0)
3,459.7
Cash (utilised in)/generated by operations 5
(317.2)
3.5
Investment income
—
4,101.0
Change in working capital 6
2.9
24.3
Cash (utilised in)/generated by operating activities
(314.3)
4,128.8
Tax paid 7
(19.2)
—
Net cash (utilised in)/generated by operations
(333.5)
4,128.8
Dividends paid 8
(344.5)
(669.1)
Cash ﬂows from investing activities
—
143.2
Proceeds on sale of investments
—
143.2
Cash ﬂows from ﬁnancing activities
678.0
(3,602.9)
Long-term loans received/(advanced)
655.9
(5,119.1)
Shares issued
22.1
1,516.2
Net cash outﬂow
—
—
Cash and cash equivalents at beginning of the year
—
—
Cash and cash equivalents at end of the year
—
—
The accompanying notes form an integral part of these ﬁnancial statements
South African Rand
Notes
2005
2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Company notes to financial statements
For the year ended 30 June 2005
South African Rand
Notes
2005
2004
1.
Investment income
Dividends received – unlisted subsidiaries
—
4,101.0
Total investment income
—
4,101.0
2.
Taxation
South African taxation
– company tax
(3.2)
(8.2)
– prior year adjustment – current tax
(14.7)
—
– company tax
(17.9)
(8.2)
3.
Dividends
2004 Final dividend of 40 cents per share (2003: 100 cents) declared on 13 August 2004 and paid on 23 August 2004.
196.8
472.4
2005 Interim dividend of 30 cents per share (2004: 40 cents) declared on 18 February 2005 and paid on 28 February 2005.
147.7
196.7
Total dividends
344.5
669.1
4.
Investments
Listed
Cost
0.3
0.3
Net unrealised gain on revaluation
0.2
0.1
Book value
0.5
0.4
Market value
0.5
0.4
Unlisted
Book value
8,269.7
8,269.7
Total listed and unlisted investments
8,270.2
8,270.1
Loans
1,539.2
2,195.1
Total investments
9,809.4
10,465.2
Details of major investments are given on pages 176 and 177.
5.
Cash (utilised in)/generated by operations
Net (loss)/earnings
(335.1)
1,347.1
Taxation
17.9
8.2
Investment income
– Dividends received
—
(4,101.0)
Loss before tax and investment income
(317.2)
(2,745.7)
Non-cash items:
Proﬁt on disposal of investments
—
(52.8)
Write-down of investments
—
2,802.0
Total cash (utilised in)/generated by operations
(317.2)
3.5

Figures in millions unless otherwise stated
www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
175
South African Rand
Notes
2005
2004
6.     Change in working capital
Accounts receivable
0.6
25.5
Accounts payable
2.3
(1.2)
Total change in working capital
2.9
24.3
7.     Tax paid
Amount (owing)/due at beginning of the year
(6.4)
1.8
SA current taxation
(17.9)
(8.2)
Amount owing at end of the year
5.1
6.4
Total tax paid
(19.2)
—
8.     Dividends paid
Dividends per statement of shareholders’ equity
(344.5)
(669.1)
Total dividends paid
(344.5)
(669.1)

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Major group
investments – direct and indirect
Group
Book value in holding company
Shares held
beneﬁcial interest
Shares
Loans
2005
2004
2005
2004
2005
2004
2005
2004
Notes
per cent
per cent
R m
R m
R m
R m
Principal subsidiaries
Unlisted
Abosso Goldﬁelds Limited
- Class”A” shares
3
38,394,000  38,394,000
71.1
71.1
—
—
—
—
- Class “B” shares
3
4,266,000
4,266,000
71.1
71.1
—
—
—
—
Agnew Gold Mining Company (Pty)
Limited
5
54,924,757  54,924,757
100
100
—
—
—
—
Beatrix Mines Limited
1
96,549,020  96,549,020
100
100
206.8
206.8
—
—
Beatrix Mining Ventures Limited
1
9,625,001
9,625,001
100
100
120.4
120.4
(136.8)
(136.8)
Driefontein Consolidated (Pty) Limited
1
1,000
1,000
100
100
—
—
(13.1)
(13.1)
GFL Mining Services Limited
1
235,676,386 235,676,386
100
100
7,331.7
7,331.7
2,307.3
2,963.2
Gold Fields Guernsey Limited
2
4,020
4,012
100
100
—
—
—
—
Gold Fields Ghana Limited
3
711
711
71.1
71.1
—
—
—
—
GFI Mining South Africa (Pty) Limited
1
850
850
100
100
—
—
—
—
Kloof Gold Mining Company Limited
1
138,600,000 138,600,000
100
100
602.8
602.8
(610.2)
(610.2)
Orogen Holdings (BVI) Limited
4
164
150
100
100
—
—
—
—
Oryx Gold Holdings Limited
1
244,311,285 244,311,285
100
100
—
—
—
—
St Ives Gold Mining Company(Pty)Limited         5
281,051,039 212,497,547
100
100
—
—
—
—
Total
8,261.7
8,261.7
1,547.2
2,203.1

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Group
Shares held beneﬁcial interest
2005
2004
2005
2004
Notes
per cent
per cent
Other investments
Listed
African Eagle Resources plc
3,678,703
6,903,703
3.5
9.0
Avoca Resources Limited
17,349,861
7,500,000
14.8
8.8
Bolivar Gold Corporation
- shares
12,344,444  12,344,444
11.2
13.8
- warrants
6,172,222
6,172,222
n/a
n/a
CMQ Resources Inc.
5,000,000
5,000,000
9.7
9.7
Comaplex Minerals Corporation
7,628,571
—
19.8
n/a
Committee Bay Resources Limited
1,333,333
1,333,333
4.5
5.1
Medoro Resources
12,692,307
—
10.2
n/a
Mvelaphanda Resources Limited
- shares
4,350,000     4,350,000
2.6
2.6
- options
2,650,933
1,275,349
n/a
n/a
Radius Gold Inc.
3,631,124
4,883,524
6.8
9.7
Sino Gold Limited
- shares
10,800,000   10,800,000
8.4
8.4
- options
1,350,000
1,350,000
n/a
n/a
Sub Nigel Gold Mining
12,500,000
12,500,00
17.0
18.7
TLC Ventures Corporation
1,775,000
1,775,000
9.1
9.3
Western Areas Gold Mining
Company Limited
4,212,137
4,212,137
4.0
4.0
Zijin Mining Group Company Limited
—   18,000,000
n/a
2.3
Notes
1 - Incorporated in the Republic of South Africa
4 - Incorporated in the British Virgin Islands
2 - Incorporated in Guernsey 5 - Incorporated in Australia
3 - Incorporated in Ghana
The interest of Gold Fields Limited in the aggregate amount of the after-taxation proﬁts of its subsidiaries is R514.8 million (2004: R719.5 million)
Note: Only major investments are listed individually.

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Segment
report
Financial summary –rand million
South Africa
Ghana
Australia
Group
St Ives/    Corporate
Consoli-
Driefontein
Kloof
Beatrix
Tarkwa
Damang
Agnew     and other
dation
Income statement for the year
ended 30 June 2005
Revenue
3,041.1 2,710.0 1,642.7 1,785.4 647.9 1,929.2 — 11,756.3
Operating costs 2,486.3 2,543.3 1,630.7 990.5 412.1 1,439.1 — 9,502.0
Gold inventory change — — — (7.6) 14.6 (38.4) — (31.4)
Operating proﬁt
554.8 166.7 12.0 802.5 221.2 528.5 — 2,285.7
Amortisation and depreciation 245.5 343.9 87.6 236.0 35.7 459.7 103.7 1,512.1
Net operating proﬁt
309.3 (177.2) (75.6) 566.5 188.5 185.5 (103.7) 773.6
Other income/(expenditure) 31.6 32.4 (8.6) 14.4 5.6 33.2 82.2 190.8
Normal taxation (39.6) — 36.8 (64.1) (55.4) (48.4) (91.4) (262.1)
Deferred taxation 1.6 97.1 (43.3) (88.6) (19.0) 172.7 40.1 160.6
Impairment of assets (12.3) (11.4) (60.0) — — (60.9) (116.3) (260.9)
Exceptional items (0.9) (1.2) 1.6 (0.7) — (14.3) (278.3) (293.8)
Proﬁt/(loss) after taxation
289.7 (60.3) (149.1) 427.5 116.7 151.1 (467.4) 308.2
Minority shareholders’ interest — — — (123.5) (33.7) — 28.7 (128.5)
Net earnings/(loss)
289.7 (60.3) (149.1) 304.0 83.0 151.1 (438.7) 179.7
Balance sheet as at 30 June 2005
Total assets
3,294.7 3,064.4 1,158.2 2,082.2 509.8 4,070.2 9,817.9 23,997.4
Total liabilities (excluding deferred
taxation and outside shareholders)
935.2 1,145.1 748.5 245.6 107.1 564.6 467.4 4,213.5
– deferred taxation 1,074.2 920.8 (175.7) 508.5 21.8 248.6 651.6 3,249.8
Capital expenditure 184.1 230.1 221.4 469.6 65.9 842.2 150.5 2,163.8
The above is a geographical analysis presented by location of assets
Income statement for the year
ended 30 June 2004
Revenue
3,038.6 2,766.7 1,665.7 1,470.8 827.9 2,003.1 — 11,772.8
Operating costs 2,558.5 2,538.0 1,586.1 873.6 460.0 1,394.6 — 9,410.8
Gold inventory change — — — (0.2) 1.5 45.6 — 46.9
Operating proﬁt
480.1 228.7 79.6 597.4 366.4 562.9 — 2,315.1
Amortisation and depreciation 233.0 248.3 84.6 100.9 56.0 414.5 99.0 1,236.3
Net operating proﬁt
247.1 (19.6) (5.0) 496.5 310.4 148.4 (99.0) 1,078.8
Other income/(expenditure) (73.2) (58.8) (59.5) 5.4 (0.1) 299.2 (38.1) 74.9
Normal taxation (14.3) (4.8) (4.9) (55.7) (32.2) (49.2) (45.5) (206.6)
Deferred taxation 91.8 90.9 141.7 (147.0) (38.5) (97.4) 104.6 146.1
Impairment – Beatrix 4 shaft — — (426.2) — — — — (426.2)
Exceptional items 185.3 (1.9) 0.1 — — 3.5 63.5 250.5
Proﬁt/(loss) after taxation
436.7 5.8 (353.8) 299.2 239.6 304.5 (14.5) 917.5
Minority shareholders’ interest — — — (86.5) (69.2) — 5.8 (149.9)
Net earnings/(loss)
436.7 5.8 (353.8) 212.7 170.4 304.5 (8.7) 767.6
Balance sheet as at 30 June 2004
Total assets
3,165.0 3,274.4 1,308.0 1,543.7 497.5 3,167.5 10,246.9 23,203.0
Total liabilities (excluding deferred
taxation and outside shareholders)
1,093.5 1,197.7 792.6 227.7 99.0 521.5 322.7 4,254.7
– deferred taxation 1,075.9 1,018.0 (219.1) 388.3 1.2 376.3 695.5 3,336.1
Capital expenditure 238.3 344.4 295.1 943.4 22.0 876.2 160.7 2,880.1
The above is a geographical analysis presented by location of assets

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Segment
report
(continued)
Financial summary – US dollar million
South Africa
Ghana
Australia
Group
St Ives/    Corporate
Consoli-
Driefontein
Kloof
Beatrix
Tarkwa
Damang
Agnew     and other
dation
Income statement for the year
ended 30 June 2005
Revenue
489.7 436.4 264.5 287.5 104.3 310.7 — 1,893.1
Operating costs 400.4 409.5 262.6 159.5 66.4 231.7 — 1,530.1
Gold inventory change — — — (1.2) 2.3 (6.2) — (5.1)
Operating proﬁt
89.3 26.9 1.9 129.2 35.6 85.2 — 368.1
Amortisation and depreciation 39.5 55.4 14.1 38.0 5.7 74.0 16.8 243.5
Net operating proﬁt
49.8 (28.5) (12.2) 91.2 29.9 11.2 (16.8) 124.6
Other income/(expenditure) 5.1 5.2 (1.4) 2.3 0.9 5.3 13.2 30.6
Normal taxation (6.4) — 5.9 (10.3) (8.9) (7.8) (14.7) (42.2)
Deferred taxation 0.3 15.6 (7.0) (14.3) (3.1) 27.8 6.6 25.9
Impairment of assets (2.0) (1.8) (9.7) — — (9.8) (18.7) (42.0)
Exceptional items (0.1) (0.2) 0.3 (0.1) — (2.3) (44.8) (47.2)
Proﬁt/(loss) after taxation
46.7 (9.7) (24.1) 68.8 18.8 24.4 (75.2) 49.7
Minority shareholders’ interest — — — (19.9) (5.4) — 4.6 (20.7)
Net earnings/(loss)
46.7 (9.7) (24.1) 48.9 13.4 24.4 (70.6) 29.0
Balance sheet as at 30 June 2005
Total assets
485.0 457.4 172.9 310.8 76.1 607.5 1,472.1 3,581.8
Total liabilities (excluding deferred
taxation and outside shareholders)
139.6 170.9 111.7 36.7 16.0 84.3 69.8 629.0
– deferred taxation 160.3 137.4 (26.2) 75.9 3.3 37.1 97.2 485.0
Capital expenditure 29.6 37.1 35.7 75.6 10.6 135.6 24.2 348.4
The above is a geographical analysis presented by location of assets
US DOLLAR FIGURES MAY NOT ADD AS THEY ARE ROUNDED INDEPENDENTLY
Exchange rates applied: Average for the year: US$1 = R6.21 Rate at year end: US$1 = R6.70
Income statement for the year
ended 30 June 2004
Revenue
440.4 400.9 241.4 213.2 120.0 290.3 — 1,706.2
Operating costs 370.8 367.8 229.9 126.6 66.7 202.1 — 1,363.9
Gold inventory change — — — — 0.2 6.6 — 6.8
Operating proﬁt
69.6 33.1 11.5 86.6 53.1 81.6 — 335.5
Amortisation and depreciation 33.8 36.0 12.3 14.6 8.1 60.1 14.3 179.2
Net operating proﬁt
35.8 (2.9) (0.8) 72.0 45.0 21.5 (14.3) 156.3
Other income/(expenditure) (10.6) (8.5) (8.6) 0.8 — 43.4 (5.6) 10.9
Normal taxation (2.1) (0.7) (0.7) (8.1) (4.7) (7.1) (6.5) (29.9)
Deferred taxation 13.3 13.2 20.5 (21.3) (5.6) (14.1) 15.2 21.2
Impairment – Beatrix 4 shaft — — (61.8) — — — — (61.8)
Exceptional items 26.9 (0.3) — — — 0.5 9.2 36.3
Proﬁt/(loss) after taxation
63.3 0.8 (51.4) 43.4 34.7 44.2 (2.0) 133.0
Minority shareholders’ interest — — — (12.5) (10.0) — 0.8 (21.7)
Net earnings/(loss)
63.3 0.8 (51.4) 30.9 24.7 44.2 (1.2) 111.3
Balance sheet as at 30 June 2004
Total assets
502.4 519.7 207.6 245.0 79.0 502.8 1,626.6 3,683.1
Total liabilities (excluding deferred
taxation and outside shareholders)
173.6 190.1 125.8 36.1 15.7 82.8 51.4 675.5
– deferred taxation 170.8 161.6 (34.8) 61.6 0.2 59.7 110.4 529.5
Capital expenditure 34.5 49.9 42.8 136.7 3.2 127.0 23.3 417.4
The above is a geographical analysis presented by location of assets
US DOLLAR FIGURES MAY NOT ADD AS THEY ARE ROUNDED INDEPENDENTLY
Exchange rates applied: Average for the year: US$1 = R6.90 Rate at year end: US$1 = R6.30

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Operating
and financial information by mine
South African operations
Driefontein
Tons
Yield*
Gold produced
Cash cost
Net earnings
Year to 30 June
Milled
g/ton
Kilograms
000’ounces
US$/oz   SA Rand Mil.
US$ Mil.
1952-2000
182,757,000
16.2
2,957,488
95,086
n/a
n/a
n/a
2001
6,551,000
6.4
42,031
1,351
184
413.0
54.3
2002
6,587,000
6.3
41,263
1,327
158
877.5
87.2
2003
6,370,000
6.0
38,516
1,238
202
725.4
80.0
2004
6,438,000
5.5
35,494
1,141
311
436.7
63.3
2005
6,694,000
5.4
36,162
1,163
330
289.7
46.7
Total
†
215,397,000
14.6
3,150,954
101,306
*Combined surface undergound yield
†
Includes West Driefontein from 1952 and East Driefontein from 1972
Kloof
Tons
Yield*
Gold produced
Cash cost
Net earnings
Year to 30 June
Milled
g/ton
Kilogram
000’ounces
US$/oz   SA Rand Mil.
US$ Mil.
1939-2000
219,861,900
9.1
2,009,013
64,591
n/a
n/a
n/a
2001
3,932,000
9.6
37,658
1,211
207
*222.5
#
29.2
2002
4,657,000
7.4
34,236
1,101
179
601.5
59.8
2003
4,838,000
7.3
35,464
1,140
215
600.7
66.2
2004
4,983,000
6.5
32,273
1,038
341
5.8
0.8
2005
4,655,000
6.9
32,258
1,037
379
(60.3)
(9.7)
Total
†
242,926,900
9.0
2,180,902
70,118
*Combined surface undergound yield
†
Includes Venterspost from 1939, Libanon from 1949, Kloof from 1968 and Leeudoorn from 1991
#
Includes impairment write-down of R73 million (US$9.6 million).
Beatrix (includes Oryx as from F2000)
Tons
Yield*
Gold produced
Cash cost
Net earnings
Year to 30 June
Milled
g/ton
Kilogram
000’ounces
US$/oz   SA Rand Mil.
US$ Mil.
1985-2000
35,027,000
6.0
211,681
6,806
n/a
n/a
n/a
2001
3,671,000
5.5
20,126
647
207
#
(1,432.5)
#
(188.2)
2002
4,115,000
4.9
20,367
655
173
697.7
69.4
2003
4,722,000
4.3
20,488
659
229
257.4
28.4
2004
5,448,000
3.6
19,437
625
356
**(353.8)
**(51.3)
2005
4,181,000
4.6
19,418
624
406
†
(149.1)
†
(24.0)
Total
57,164,000
5.4
311,517
10.016
Beatrix and Oryx became one tax entity as from F2000.
*Combined surface underground yield.
#
Includes impairment write-down of R1,558 million (US$205 million).
†
Includes impairment write-down of R60 million (US$10 million).
Oryx Mine (changed name to Beatrix 4 shaft, known as West shaft from F2005)
Tons
Yield*
Gold produced
Cash cost
Net earnings
Year to 30 June
Milled
g/ton
Kilogram
000’ounces
US$/oz    SA Rand Mil.
US$ Mil.
1985-1994
2,995,000
1.5
4,421
142
n/a
n/a
n/a
1995
105,000
2.0
212
7
n/a
n/a
n/a
1996
4,000
2.3
9
—
n/a
0.9
0.2
1997
573,000
3.2
1,808
58
n/a
36.2
8.0
1998
908,000
5.4
4,934
159
n/a
34.5
7.1
1999
1,071,000
6.3
6,798
219
n/a
(839.6)
(138.8)
1985-1999
5,656,000
3.2
18,182
585
n/a
(768.0)
(123.5)
Included in Beatrix from F2000.
*Combined surface underground yield.

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

International operations
Ghana
Tarkwa
Net earnings
Tons
Yield
Gold produced
Cash cost
(excluding minorities)
Year to 30 June
Milled
g/ton
Kilograms
000’ounces
US$/oz    SA Rand Mil.
US$ Mil.
1994-2000 14,188,559 1.6 22,996 739 n/a n/a n/a
2001 11,667,000 1.2 13,680 440 155 232.0 30.5
2002 14,914,000 1.1 16,920 544 171 338.2 33.6
2003 15,210,000 1.1 16,792 540 194 313.6 34.6
2004 16,000,000 1.1 17,107 550 230 299.2 43.4
2005 19,633,000 1.1 21,051 677 234 427.5 68.8
Total
91,612,559
1.2
108,546
3,490
Surface operation from F1999
Damang
Tons
Yield
Gold produced
Cash cost
Net earnings
Year to 30 June
Milled
g/ton
Kilograms
000’ounces
US$/oz   SA Rand Mil.
US$ Mil.
#
2002 1,951,000 2.3 4,397 141 200 90.4 8.3
2003 4,877,000 1.9 9,305 299 243 129.1 14.2
2004 5,236,000 1.8 9,589 308 222 239.6 34.7
2005 5,215,000 1.5 7,703 248 282 116.7 18.8
Total
17,279,000
1.8
30,994
996
#
For the 5 months ended 30 June, since acquisition
Australia
St Ives
Yield
Gold produced
Cash cost
Cash cost
Year to 30 June
Tons treated
g/ton
kilograms
000’ ounces
US$/oz
A$/oz
#
2002 3,398,000 3.1 10,602 341 160 302
2003 5,486,000 2.9 15,966 513 188 323
2004 6,744,000 2.5 16,877 543 297 416
2005 6,332,000 2.6 16,393 527 336 447
Total
21,960,000
2.7
59,838
1,924
#
For the 7 months ended 30 June, since acquisition
Agnew
Yield
Gold produced
Cash cost
Cash cost
Year to 30 June
Tons treated
g/ton
kilograms
000’ ounces
US$/oz
A$/oz
#
2002 682,000 3.8 2,569 83 232 434
2003 1,268,000 3.5 4,466 144 255 437
2004 1,179,000 5.3 6,267 201 226 317
2005 1,170,000 5.6 6,609 212 233 310
Total
4,299,000
4.6
19,911
640
#
For the 7 months ended 30 June, since acquisition
St Ives/Agnew
Net earnings
Year to 30 June
SA Rand Mil.
US$ Mil.
A$ Mil.
#
2002 556.6 50.2 94.7
2003 567.3 62.5 107.2
2004 304.5 44.1 61.9
2005 151.1 24.3 32.4
#
For the 7 months ended 30 June, since acquisition

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Shareholders’
information
Analysis of shareholders’ information at 30 June 2005
Number of
% of total
Number of
% of shares
Size of holding
shareholders
shareholders
shares
issued
1 – 10 000
18,952
96.95
10,421,259
2.12
10 001 – 100 000
440
2.25
13,946,638
2.83
100 001 – 1 000 000
115
0.59
29,533,446
6.00
1 000 001 +
41
0.21
438,392,883
89.05
Total
19,548
100.00
492,294,226
100.00
Diary
Financial year-end
30 June
Annual general meeting
15 November 2005
Quarterly reports
January, May, August, October
Interim dividend paid
28 February 2005
Final dividend paid
29 August 2005
Shareholder spread and beneﬁcial ownership as at 30 June 2005
To the best knowledge of the directors and after reasonable enquiry, the spread of shareholders and those shareholders beneﬁcially holding, directly or indirectly, in excess of 3 per cent of the issued shares was as follows:
Number of shares
Percentage holding
OJSC MMC Norilsk Nickel
98,467,758
20.0
Harmony Gold Mining Company Limited
26,591,018
5.4
Capital research and management
24,225,873
4.9
Old Mutual Asset Managers
22,590,258
4.6
Merrill Lynch Investment Managers
17,915,150
3.6
RMB Asset Management
17,309,330
3.5
Sanlam Investment Management
17,055,267
3.5
Other shareholders
267,727,586
54.4
Directors
411,986
0.1

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Global
reporting initiative

Indicator
Page
reference
Economic
EC1. Net sales
100
EC3. Cost of all materials purchased 100 and 102
EC5. Total payroll and benefits 100
EC6. Distributions to providers of capital 102 and 148
EC7. Increase/decrease in retained earnings 148
EC8. Total sum of taxes paid broken down by country 100
EC10. Community donations 100
EC18. Indirect economic impacts 101
Environmental
EN1. Total materials use
98
EN3. Direct energy use 99
EN5. Total water use 99
EN8. Greenhouse gas emissions 99
EN10. NO
X
SO
X
and other air emissions 99
EN11. Total amount of waste by type and destinatiion 99
EN13. Significant spills 96
EN16. Incidents of fines of non-compliance none recorded
Social
LA1. Breakdown of workforce
100
LA3. Employees represented by independent labour unions and associations 88
LA4. Consultation policy/procedures 88
LA5. Recording occupational accidents and diseases 77
LA7. Lost day injuries and work related fatalities 75
LA8. Policies/programmes on HIV/Aids 90
LA10. Equal opportunity policies/programmes 88
LA11. Composition of senior management 89
LA12. Employee benefits 89
LA13. Formal worker representation 88
LA17. Programmes for skills management 87
SO1 Policies to manage impacts on communties 80
SO2 Compliance mechanisms addressing bribery and corruption 112

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Administration
and corporate information
Corporate Secretary
Cain Farrel
Telephone:
(+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered ofﬁces
Johannesburg
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Telephone:
(+27)(11) 644 2400
Facsimile: (+27)(11) 644 0626
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Telephone:
(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depository Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 – 1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor relations
South Africa
Willie Jacobsz
Telephone:
(+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za
Nerina Bodasing
Telephone:
(+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za
North America
Cheryl A Martin
Telephone:
(+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com
Transfer Secretaries
South Africa
Computershare Investor Services 2004 (Proprietary)
Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone:
(+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271
United Kingdom
Capital Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone:
(+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430
Website
http://www.goldfields.co.za
http://www.gold-fields.com

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Glossary
of terms
ABET
Adult basic education and training

AS/NZ 4801
Refers to the international occupational health and safety management

Backﬁll
Material generally sourced from mine residues and utilised for the ﬁlling of mined voids, to ensure long-term stability of excavations and minimise the effects of seismic activity

BEE
Black Economic Empowerment. Black Economic Empowerment seeks to ensure that black persons within South Africa gain a signiﬁcant degree of control in the economy through the possession of equity stakes and the holding of management positions within an institution

Box hole
A short raise or opening drive above a drift for the pupose of drawing ore from a stope, or to permit access

Blasthole
A drill hole in a mine that is ﬁlled with explosives in order to blast loose a quantity of rock

Breast mining
A mining method whereby the direction of mining is in the direction of strike

Bulk mining
Any large-scale, mechanised method of mining involving many thousands of tonnes of ore being brought to surface each day

BVQI
Bureau Veritas Qualite International is a worldwide leading and independent certiﬁcation body to ISO 9000 and ISO 14000

Carbon-in-Leach
The recovery process in which gold is leached from gold ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent gold removal by elution. The process is typically employed where there is a naturally occurring gold adsorbent in the ore
Decline
A surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downwards

Depletion
An accounting device, recognising the consumption of an ore deposit, a mine’s principal asset

Development
Underground work carried out for the purpose of opening up a mineral deposit, includes shaft sinking, crosscutting, drifting and raising

Diamond drill
A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections

Dilution
Waste which is unavoidably mined with ore

Dip
Angle of inclination of a geological feature/rock from the horizontal

Drill-hole
Method of sampling rock that has not been exposed

Dyke
Thin, tabular, vertical or near vertical body of igneous rock formed by the injection of magma into planar zones of weakness

Elution
The chemical process of desorbing gold from activated carbon

Face
The end of a drift, crosscut or stope at which work is taking place

Facies
A rock unit deﬁned by its composition, internal geometry and formation environment

Fatality rate
Number of deaths per million man hours worked

Fault
The surface of a fracture along which movement has occurred
Carbon-in-Pulp
The recovery process in which gold is ﬁrst leached from gold ore pulp by cyanide and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution

Capital expenditure
Speciﬁc project or ongoing expenditure for replacement or additional equipment, materials or infrastructure

Cash costs
Namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, bullion transport and reﬁning charges

Channel
Watercourse, also in this sense sedimentary material course

Collective Bargaining Agreement
Collective Bargaining Agreement means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by a trade union(s) and the company

Comminution
The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing

Concentrate
A metal-rich product resulting from a mineral enrichment process such as gravity concentration or ﬂotation, in which most of the desired mineral has been separated from the waste material in the ore

Conglomerate
Detrital sedimentary rock

Crosscut
A horizontal underground drive developed
perpendicular to the strike direction of the stratigraphy

Cut-off-grade
The grade of mineralised rock which determines as to whether or not it is economic to recover its gold content by further concentration

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Glossary
of terms
(continued)
Filtration
Process of separating usually valuable
solid material from a liquid

Flotation
The process by which the surface chemistry of
the desired mineral particles is chemically
modiﬁed such that they preferentially attach
themselves to bubbles and ﬂoat to the pulp
surface in specially designed machines.
The gangue or waste minerals are chemically
depressed and do not ﬂoat, thus
allowing the valuable minerals to be
concentrated and separated from the
undesired material

Footwall
The underlying side of an orebody or stope

Grade
The measure of concentration of gold within
mineralised rock

Hangingwall
The overlying side of an orebody or slope

Haulage
A horizontal underground excavation which
is used to transport mined ore

Head grade
The average grade of ore fed to a mill/plant

Hedging
Taking a buy or sell position in futures market
opposite to a position held in the cash/spot
market to minimise the risk of ﬁnancial
loss from an adverse price change

Hydrothermal
Process of injection of hot, aqueous, generally
mineral-rich solutions into existing rocks
 or features

ICVCT
Informed Consented Voluntary Counselling and
Testing

Indicated Mineral Resource
That part of a Mineral Resource for which
tonnage,densities, shape, physical
characteristics, grade and mineral content can
be estimated with a reasonable
level of conﬁdence. It is based on exploration,
sampling and testing information gathered
through appropriate techniques from
locations such as outcrops, trenches, pits,
workings and drill-holes. The
from a well constrained and portrayed geological
model. Mineral Resources are sub-divided in order
of increasing conﬁdence, in respect of geoscientiﬁc
evidence, into Inferred, Indicated and Measured
categories

Mineral Reserve

The economically mineable material derived from
a Measured and/or Indicated Mineral Resource.
It is inclusive of diluting materials and allows for
losses that may occur when the material is mined.
Appropriate assessments, which may include
feasibility studies, have been carried out, including
consideration of and modiﬁcation by, realistically
assumed mining, metallurgical, economic, marketing,
legal, environmental, social and governmental
factors. These assessments demonstrate at the
time of reporting that extraction is reasonably
justiﬁed. Mineral Reserves are sub-divided in order of
increasing conﬁdence into Probable Mineral Reserves
and Proved Mineral Reserve

Mineralised
Rock in which minerals have been introduced to the
point of a potential ore deposit

Minerals Act
The Minerals Act 50 of 1999

Normal fault
Fault in which the hangingwall moves downward
relative to the footwall

Nugget effect
A measure of the randomness of the grade
distribution within a mineralised zone

NUM
National Union of Mine Workers

On-going capital
Capital estimates of a routine nature which are
necessary for sustaining operations such as
replacement or additional equipment, materials or
infrastructure

OHSAS
Management systems standards, developed in order
to facilitate the integration of quality, environmental
and occupational health and safety management
systems by organisations, should they wish to do so
locations are too widely or inappropriately
 spaced to conﬁrm geological and/or grade
continuity but are spaced closely enough
for continuity to be assumed

Inferred Mineral Resource
That part of a Mineral Resource for which
tonnage,grade and mineral content can be
estimated with a low level of conﬁdence.
It is inferred from geological evidence and
assumed but not veriﬁed geological
and/or grade continuity. It is based on
information gathered through appropriate
techniques from locations such as outcrops,
trenches, pits, workings and drill-holes
which may be limited or of uncertain
quality and reliability

LDIFR
Number of lost day injuries expressed in
million man hours worked

Lock-up gold
Gold locked as a temporary inventory within a
processing plant, or sections thereof,
typically milling circuits

Measured Mineral Resource
That part of a mineral resource for which
tonnage,densities, shape, physical
characteristics, grade and mineral content
can be estimated with a high level of
conﬁdence. It is based on detailed and
reliable exploration, sampling and testing
information gathered through appropriate
techniques from locations such as outcrops,
trenches, pits, workings and drill-holes.
 The locations are spaced closely
enough to conﬁrm geological and grade
continuity

Milling
A general term used to describe the process
 in which the ore is crushed and ground
and subjected to physical or chemical
treatment to extract the valuable
metals to a concentrate or ﬁnished product

Mine Health and Safety Act
Mine Health and Safety Act No. 29 of 1996

Mineral Resource
A concentration [or occurrence] of material of
economic interest in or on the earth’s crust
in such form, quality and quantity that there
are reasonable and realistic prospects for
eventual economic extraction. The location,
quantity, grade, continuity and other
geological characteristics of a Mineral
Resource are known, estimated from speciﬁc
geological evidence and knowledge,
or interpreted

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005

Payshoot
Linear to sub-linear zone within a reef for which
 gold grades or accumulations are
predominantly above the cut-off-grade

Pillar
Rock left behind to help support the
excavations in an underground mine

Probable Mineral Reserve
The economically mineable material derived
from a Measured and/or Indicated Mineral
Resource.
It is estimated with a lower level of conﬁdence
than a Proved Mineral Reserve. It is inclusive of
diluting materials and allows for losses that may
occur when the material is mined. Appropriate
assessments, which may include feasibility
studies,have been carried out and including
consideration of and modiﬁcation by,
 realistically assumed mining, metallurgical,
economic, marketing, legal, environmental,
social and governmental factors.
These assessments demonstrate at the time of
reporting that extraction is reasonably justiﬁed

Project capital
Capital expenditure which is associated with
speciﬁc projects of a non-routine nature

Proved Mineral Reserve
The economically mineable material derived
from a Measured Mineral Resource. It is
estimated with a high level of conﬁdence.
It is inclusive of diluting materials and allows
for losses that may occur when the material
is mined. Appropriate assessments, which
may include feasibility studies, have been
carried out, including consideration of and
modiﬁcation by realistically assumed mining,
metallurgical, economic, marketing, legal,
environmental,  social and governmental
factors. These assessments demonstrate
at the time of reporting that extraction is
reasonably justiﬁed

Reef
Gold bearing sedimentary horizon in the
Witwatersrand Basin

SADC
Southern African Development Community

SAMREC Code
South African Code for reporting of Mineral
Resources and Mineral Reserves
TEBA
The Employment Bureau of Africa

Trade Union
An association of employees: whose principal
purpose is to regulate relations between employees
and the company, which has been registered; whose
ofﬁcials have been elected to represent the interests
of employees within the workplace; and which is
recognised for collective bargaining by the company

Total cash costs
All total cash costs are based on public quoted
nominal production costs, include retrenchment
costs, rehabilitation costs, corporate costs,
by-product credits for silver, sundry revenues
and exclude amortisation costs and inventory changes

Vamping
A mining method used to recover higher grade ore
left in mined stopes

Feasibility study
A comprehensive study undertaken to determine the
economic feasibility of a project; the conclusion will
determine if a production decision can be made and is
used for ﬁnancing arrangements

Gold equivalent
Gold plus silver or another metal expressed in
equivalent ounces of gold using a conversion ratio
dependent on prevailing gold and silver prices

ISO 14000
International standards for organisations to implement
sound environments management systems

Stope
The working area from which ore is extracted in an
underground mine

Stripping
The process of removing overburden or waste rock
to expose ore

Stripping ratio
The ratio of the amount of waste rock removed per
tonne of ore mined
Seismic
Earthquake or earth vibration including those
artiﬁcially induced

Sequential Grid Mining
Mining method incorporating dip pillars and
mined on a grid system

Shaft
An opening cut downwards from the surface for
transporting personnel, equipment, supplies,
ore and waste

Shear
A deformation resulting from stresses that
cause contiguous parts of a body to slide
relative to each other in a direction parallel
to their plane of contact

SLFR
Shifts lost frequency rate. Number of accidents
where 14 days or more off work is lost and
expressed in million man hours worked

Stope
Underground void created by mining

Stratigraphy
The science of rock strata

Strike
Direction of line formed by the intersection of
strata surfaces with the horizontal plane, always
perpendicular to the dip direction

Sub-vertical shaft
An opening cut below the surface downwards
from an established surface shaft

Surface sources
Ore sources, usually dumps, tailings dams and
stockpiles, located at the surface

Tertiary shaft
An opening cut below the surface downwards
from an established sub-vertical shaft

The Base Case
The Base Case as established as part of the
|Financial Models
The Mine Health and Safety Act
The Mine Health and Safety Act No. 29 of 1996

Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Abbreviations and units
ABET
Adult Basic Education and Training
ADS
American Depository Shares
CIL
Carbon-in-leach
CIP
Carbon-in-pulp
CIS
Carbon-in solution
DCF
Discounted Cash Flow
LoM plan
Life-of-Mine plan
LTIFR

Lost Time Injury Frequency Rate, quoted
in Mmhrs
NYSE
New York Stock Exchange
MCF
Mine Call Factor
PPI
Purchase Price Index
SAMREC
South African code for Reporting of
Mineral Resources and Mineral Reserves
SEC

United States Securities Exchange
Commission
TEC
Total Employees Costed
cm
centimetre
g
grammes
g/t

grammes per metric tonne – gold
concentration
Ha
a hectare
kg
a kilogram
km
a kilometre
koz
a thousand ounces
kt
a thousand metric tonnes
ktpa
a thousand metric tonnes per annum
ktpm
a thousand tonnes per month
m
2
a square metre
Moz
a million ounces
oz

a ﬁne troy ounce equalling 31.10348
grammes
t
a metric tonne
US$
United States dollar
US$m
million United States dollar
US$/oz
United States dollar per ounce
R
South African rand
R/kg
South African rand per kilogram
Rm
million South African rand
R/t
South African rand per metric tonne
Glossary
of terms (continued)

Gold Fields Limited
the complete gold company
G O L D F I E L D S    L I M I T E D
N O T I C E    O F    A N N U A L    G E N E R A L    M E E T I N G

2
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Gold Fields Limited
(Registration No 1968/004880/06)
Share Code: GFI
Issuer Code: GOGOF
ISIN: ZAE000018123
Notice is hereby given that the annual general meeting of shareholders of Gold Fields Limited will be held at 24 St Andrews Road,
Parktown, Johannesburg, on Thursday, 17 November 2005 at 09:00, to consider and, if deemed ﬁt, to pass, with or without modiﬁcation, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the
Listings Requirements of JSE Limited and other stock exchanges on which the company’s ordinary shares are listed.
ORDINARY RESOLUTION NUMBER 1
Adoption of ﬁnancial statements
 “Resolved that the consolidated audited annual ﬁnancial statements of the company and its subsidiaries, incorporating the auditors’ and directors’ reports for the year ended 30 June 2005 be received and adopted.”
ORDINARY RESOLUTION NUMBER 2
Re-election of director
“Resolved that Dr A Grigorian who was appointed to the board on 21 June 2005 and who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.”
ORDINARY RESOLUTION NUMBER 3
Re-election of director
“Resolved that Mr S Stefanovich who was appointed to the board on 21 June 2005 and who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.”
ORDINARY RESOLUTION NUMBER 4
Re-election of director
“Resolved that Mr J M McMahon who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.”
ORDINARY RESOLUTION NUMBER 5
Re-election of director
“Resolved that Mr C I von Christierson who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.”
ORDINARY RESOLUTION NUMBER 6
Re-election of director
“Resolved that Mr A J Wright who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company.”
ORDINARY RESOLUTION NUMBER 7
Placement of shares under the control of the directors
“Resolved that, the entire authorised but unissued ordinary share capital of the company from time to time (after setting aside so many shares as may be required to be allotted and issued by the company in terms of any share plan or scheme for the beneﬁt of employees
Notice
of annual general meeting

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
3
and/or directors (whether executive or non-executive)) be and is hereby placed under the control of the directors of the company until the next annual general meeting, on the basis that such directors be and are hereby authorised in terms of section 221(2) of the Companies
Act 61 of 1973, as amended (“Companies Act”), to allot and issue all or part thereof in their discretion, subject to the provisions of the
Companies Act and the Listings Requirements of JSE Limited.”
ORDINARY RESOLUTION NUMBER 8
Issuing shares for cash
“Resolved that, pursuant to the Articles of Association of the company, the directors of the company be and are hereby authorised until the forthcoming annual general meeting of the company (whereupon this authority shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond 15 (ﬁfteen) months of the date of this meeting), to allot and issue ordinary shares for cash subject to the Listings Requirements of JSE Limited (“JSE”) and subject to the Companies Act, 61 of 1973, as amended on the following basis:
(a)  the allotment and issue of ordinary shares for cash shall be made only to persons qualifying as public shareholders as deﬁned in the
Listings Requirements of JSE and not to related parties;
(b)   the number of ordinary shares issued for cash from time to time shall not in the aggregate in any one ﬁnancial year of the company exceed 10 per cent (ten per cent) of the company’s issued ordinary shares. The number of ordinary shares which may be issued for cash shall be based on the number of ordinary shares in issue at the date of the application, less any ordinary shares issued by the company during the current ﬁnancial year, provided that any ordinary shares to be issued for cash pursuant to a rights issue
(announced and irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were shares in issue at the date of application;
(c)   the maximum discount at which ordinary shares may be issued for cash is 10 per cent (ten per cent) of the weighted average traded price on the JSE of those ordinary shares over the 30 (thirty) days prior to the date that the price of the issue is determined or agreed by the directors of the company;
(d)  after the company has issued shares for cash which represent, on a cumulative basis within a ﬁnancial year, 5 per cent (ﬁve per cent)
or more of the number of shares in issue prior to that issue, the company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the company; and
(e)  the equity securities which are the subject of the issue for cash are of a class already in issue.”
In terms of the listings requirements of the JSE, a 75% majority is required of votes cast by the shareholders present or represented by proxy at the general meeting convened to approve the above resolution regarding the waiver of pre-emptive rights.
ORDINARY RESOLUTION NUMBER 9
Adoption of The Gold Fields Limited 2005 Share Plan
“Resolved that the deed embodying The Gold Fields Limited 2005 Share Plan, a copy of which has been signed by the Chairman for identiﬁcation purposes and tabled at the annual general meeting convened to consider, inter alia, this resolution, be and is hereby adopted.”
ORDINARY RESOLUTION NUMBER 10
Placement of unissued shares under the control of directors for the purpose of The Gold Fields 2005 Share Plan
“Resolved that, subject to the passing of ordinary resolution number 9 proposed at the annual general meeting at which this ordinary resolution is to be considered, so many of the total unissued ordinary shares in the capital of the company as do not, together with those placed under the control of the directors pursuant to ordinary resolution number 11 and ordinary resolution number 12, exceed 5% of the total unissued ordinary shares in the capital of the company, be and are hereby placed under the control of the directors of the company who are speciﬁcally authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all or any of such shares, in accordance with the terms and conditions of The Gold Fields Limited 2005 Share Plan, as same may be amended from time to time.”

4
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Notice
of annual general meeting
(continued)
ORDINARY RESOLUTION NUMBER 11
Placement of unissued shares under the control of directors for the purpose of The GF Management Incentive Scheme, approved at the annual general meeting of shareholders of the company on 10 November 1999
“Resolved that, so many of the total unissued ordinary shares in the capital of the company as do not, together with those placed under the control of the directors pursuant to ordinary resolution number 10 and ordinary resolution number 12, exceed 5% of the total unissued ordinary shares in the capital of the company, be and are hereby placed under the control of the directors of the company who are speciﬁcally authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all and any of such shares in accordance with the terms and conditions of The GF Management Incentive Scheme, as same has been or may be amended from time to time.”
ORDINARY RESOLUTION NUMBER 12
Award of rights to non-executive directors under The Gold Fields 2005 Non-Executive Share Plan
“Resolved that, subject to the passing of special resolution number 2, proposed at the annual general meeting at which this ordinary resolution is to be considered:
(a)   the following current and retiring non-executive directors are awarded rights to the following numbers of shares in terms of The Gold
Fields Limited 2005 Non-Executive Share Plan:
(i)   AJ Wright – 3 000;
(ii)   GJ Gerwel – 3 000;
(iii)   JM McMahon – 3 000;
(iv)   RL Pennant-Rea – 3 000;
(v)   PJ Ryan – 3 000;
(vi)   TMG Sexwale – 3 000;
(vii)   CI von Christierson – 3 000;
(viii)   K Ansah – 3 000;
(ix)   CMT Thompson – 3 000;
(x)   BR van Rooyen – 3 000;
(xi)   GR Parker – 3 000; and
(b)  so many unissued ordinary shares in the capital of the company as are necessary to allot and issue the shares in respect of which rights have been awarded to current and retiring non-executive directors under this ordinary resolution number 12, be and are hereby placed under the control of the directors of the company who are speciﬁcally authorised in terms of section 221(2) of the Companies
Act 61 of 1973, as amended, to allot and issue all and any of such shares, in accordance with the terms and conditions of The Gold
Fields Limited 2005 Non-Executive Share Plan, as same may be amended from time to time.”
EXPLANATORY NOTE ON RESOLUTIONS NUMBERS 9, 10, 11 AND 12
The reasons for and effect of ordinary resolutions numbers 9, 10, 11 and 12 are set out in the directors’ report which forms part of the annual ﬁnancial statements of the company, which accompany this notice of annual general meeting. These resolutions relate to the current GF Management Incentive Scheme (“current scheme”), The Gold Fields Limited 2005 Share Plan and The Gold Fields Limited
2005 Non-Executive Share Plan. The salient features of The Gold Fields Limited 2005 Share Plan and The Gold Fields Limited 2005
Non-Executive Share Plan are annexed hereto. Copies of the current scheme, The Gold Fields Limited 2005 Share Plan and The Gold
Fields Limited 2005 Non-Executive Share Plan will be available for inspection at the registered ofﬁce of the company from 8:00 to 17:00 until the date of the annual general meeting.
ORDINARY RESOLUTION NUMBER 13
Increase of Directors’ Fees
“Resolved that the annual retainer for the chairman of the Audit Committee be increased from R80 000 to R112 000 with effect from
1 January 2005.”

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Gold Fields Limited Annual Report 2005
5
EXPLANATORY NOTE ON RESOLUTION NUMBER 13
While the company increased the retainer for the members of the Audit Committee, effective 1 January 2005 to take account of increased workload of that Committee, the annual retainer for the chairman of the Audit Committee was not similarly adjusted. This resolution seeks to correct that omission.
SPECIAL RESOLUTION NUMBER 1
Acquisition of company’s own shares
“That the company or any subsidiary of the company is hereby authorised by way of general approval, to from time to time acquire ordinary shares in the share capital of the company in accordance with the Companies Act, 61 of 1973 and the JSE Listings Requirements
provided that:
(i)     the number of ordinary shares acquired in any one ﬁnancial year shall not exceed 20% of the ordinary shares in issue at the date on which this resolution is passed;
(ii)    this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution is passed;
(iii)   the repurchase must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party;
(iv)   the company only appoints one agent to effect any repurchase (s) on its behalf;
(v)    the price paid per ordinary share may not be greater than 10% above the weighted average of the market value of the ordinary shares for the ﬁve business days immediately preceding the date on which a purchase is made;
(vi)    the number of shares purchased by subsidiaries of the company shall not exceed 10% in the aggregate of the number of issued shares in the company at the relevant times;
(vii)   the repurchase of shares by the company or its subsidiaries may not be effected during a prohibited period, as deﬁned in the JSE
Listing Requirements;
(viii)  after a repurchase the company will continue to comply with all the JSE Listings Requirements concerning shareholder spread requirements;
(ix)    an announcement containing full details of such acquisitions of shares will be published as soon as the company and/or its subsidiaries have acquired shares constituting, on a cumulative basis 3% of the number of shares in issue at the date of the general meeting at which this special resolution is considered and if approved, passed, and for each 3% in aggregate of the initial number acquired thereafter.”
EXPLANATORY NOTE ON SPECIAL RESOLUTION NUMBER 1
The reason for and effect of this special resolution is to allow the company and/or its subsidiaries by way of a general authority to acquire its own issued shares, thereby reducing the total number of ordinary shares of the company in issue.
At the present time the directors have no speciﬁc intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. Any decision by the directors, after considering the effect of a repurchase of up to 20% of the company’s issued ordinary shares, to use the general authority to repurchase shares of the company or group will be with regard to the prevailing market conditions and other factors and provided that, after such acquisition, the directors are of the opinion that:
(i)     the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;
(ii)    recognised and measured in accordance with the accounting policies used in the latest audited annual group ﬁnancial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;
(iii)    the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice; and
(iv)    the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice.

6
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Notice
of annual general meeting
(continued)
The company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE
Listings Requirements, prior to the commencement of any purchase of the company’s shares on the open market.
The JSE Listings Requirements require, in terms of Section 11.26, the following disclosure requirements, which appear in the annual report of which this notice will be a part:
•
Directors and management – refer to pages 6, 7, 22 and 23 of the annual report
•
Major beneﬁcial shareholders – refer to page 182 of the annual ﬁnancial report
•
Directors’ interests in ordinary shares – refer to page 135 of the annual ﬁnancial report
•
Share capital of the company – refer to page 131 of the annual ﬁnancial report
The directors of the company are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the group’s ﬁnancial position.
The directors jointly and severally accept full responsibility for the accuracy of information pertaining to the special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the resolution contains all information required by the JSE Listings Requirements.
Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or ﬁnancial position of the company and its subsidiaries between the date of signature of the audit report and the date of this notice.
SPECIAL RESOLUTION NUMBER 2
Award of Rights in terms of The Gold Fields Limited 2005 Non-Executive Share Plan
“Resolved that, (a) the document embodying The Gold Fields Limited 2005 Non-Executive Share Plan (“the Non-Exec Plan”), a copy of which has been signed by the Chairman for identiﬁcation purposes and tabled at the annual general meeting convened to consider, inter alia, this resolution be and is hereby adopted and (b) the rights to acquire shares given to the non-executive directors of the company in accordance with the provisions of the Non-Exec Plan be and are hereby authorised in terms of section 223 of the Companies Act 61 of 1973, as amended.”
EXPLANATORY NOTE ON SPECIAL RESOLUTION NUMBER 2
Special resolution number 2 is proposed in order to authorise the award of unissued ordinary shares in the company to the non-executive directors of the company in accordance with the provisions of The Gold Fields Limited 2005 Non-Executive Share Plan.
The effect of this special resolution will be that the non-executive directors of the company may then be awarded shares in the company on the basis set out in The Gold Fields Limited 2005 Non-Executive Share Plan. The salient features of The Gold Fields Limited 2005 Non-Executive Share Plan, are annexed to this document, being the notice of annual general meeting. Copies of The Gold Fields Limited 2005 Non-Executive Share Plan will be available for inspection at the registered ofﬁce of the company from 8:00 to 17:00 until the date of the annual general meeting.
A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company. Proxy forms must reach the registered ofﬁce, or the London secretaries, or the Johannesburg or London transfer ofﬁce of the company at least 24 hours before the time of the meeting.
By order of the directors
C Farrel
Corporate Secretary
Johannesburg
13 September 2005

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Gold Fields Limited Annual Report 2005
7
SALIENT FEATURES OF THE GOLD FIELDS LIMITED 2005 SHARE PLAN (“2005 Plan”)
1   NUMBER OF SHARES MADE AVAILABLE FOR THE SCHEME
1.1   The aggregate number of ordinary shares in the capital of the Company (“shares”) which may be acquired by participants under the 2005 Plan together with shares which may be acquired by participants under any other share plan in force which provides for the acquisition of shares (collectively “Any Other Plan”) shall not exceed 5% of the Company’s issued share capital, being
24 564 711 shares as at 19 August 2005.
1.2   The aggregate number of shares which may be acquired by any one participant under the 2005 Plan and Any Other Plan shall not exceed 0,5% of the Company’s issued share capital, being 2 456 471 shares as at 19 August 2005.
1.3   The aggregates above shall not be exceeded without the prior authority of the Company in general meeting and the approval (to the extent necessary) of every stock exchange on which the shares are, at the time, listed.
2    THE GOLD FIELDS LIMITED 2005 SHARE TRUST
The Gold Fields Limited 2005 Share Trust (“the trust”) will be established to administer the 2005 Plan. The board of directors of the
Company (“the board”) shall be entitled to appoint and remove the trustees of the trust. There shall at all times be a minimum of two trustees. The ﬁrst trustees (“trustees”) are to be Messrs A J Wright and T M G Sexwale. The trustees may not participate in the 2005
Plan. The Trust shall recover from a participant’s employer within the Gold Fields Limited group of companies (“Group”) all such costs as may be attributable to such participant’s participation in the 2005 Plan.
3    PURPOSE, PARTICIPANTS AND MANNER OF PARTICIPATION
3.1  The purpose of the 2005 Plan is to attract, motivate, retain and reward employees, including executive directors of the Group who are able to inﬂuence Group performance on a basis which aligns the interests of such participants with those of the Company’s shareowners.
3.2  Participants in the 2005 Plan will be executive directors and other senior employees of the Group, as selected by the board from time to time (collectively “participants”).
3.3  The 2005 Plan empowers the board to offer participants a conditional right, from time to time, to receive performance vesting restricted shares (each a “PS”) and/or performance allocated share appreciation rights (each a “SAR”) on the terms and conditions described more fully below.
Notice
of annual general meeting – Annexure I

8
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Notice
of annual general meeting – Annexure I
(continued)
4 PERFORMANCE VESTING RESTRICTED SHARES
The salient features of the 2005 Plan relating to the award of PSs are set out hereunder.
4.1   A participant is (if the board so resolves) offered the conditional right to receive up to a maximum number of PSs for which no consideration is payable. The initial maximum awards are expected to range from 17% to 90% of the gross remuneration packages of participants.
4.2   A PS shall, subject to 4.3, be released to a participant on the date (“release date”) which falls three years after the date (“the award date”) on which the PS was awarded to the participant; provided that such three year period will be extended if and to the extent applicable law or Company policy in force from time to time prevents the Company from releasing or the participant from receiving or otherwise dealing in PSs or shares on the release date.
4.3   The release of PSs is dependent upon the meeting by the Company of performance criteria determined by the board at or prior to the award date (“the performance criteria”) on the basis that the maximum number of PSs to be released on the release date will be adjusted if and to the extent the performance criteria are not satisﬁed over the three year period (whether in whole or in part). The initial performance criteria determined by the board entails a comparison between the appreciation of the price of the Company’s shares against the growth in the Philadelphia XAU index (which is an index of international metal companies, predominantly in the gold sector) over a three year period. On this basis, it is envisaged that the maximum number of PSs awarded shall be released to a participant if the appreciation in the price of shares equals or exceeds the performance of the companies in the upper quartile of the Philadelphia XAU index. Less than the maximum number of PSs, determined on a sliding scale, shall be released if the appreciation in the price of shares does not equal or exceed the performance of the companies in the upper quartile of the Philadelphia XAU index, on the basis that no PSs shall be released if the appreciation of the price of shares equals or is lower than the performance of the companies in the lower quartile of the Philadelphia XAU index. The board is entitled, in exceptional circumstances and without prejudicing or disadvantaging participants, to waive fulﬁlment of the performance criteria or to amend same should they become inapplicable or inappropriate as a measure of performance.
4.4   The extent to which the performance criteria have been met will be assessed by the board prior to the release date.
4.5   If a participant’s employment with the Group terminates:
4.5.1    by reason of:
4.5.1.1 death, injury, disability or ill-health;
4.5.1.2 dismissal for operational reasons;
4.5.1.3 retirement on or after his retirement date;
4.5.1.4 the company by which he is employed ceasing to be a member of the Group; or
4.5.1.5 the undertaking in which he is employed being transferred to a transferee which is not a member of the Group,

such participant (or his estate in the event of his death) shall, unless the board determines otherwise, be entitled to receive that number of PSs awarded to him on the applicable award date, adjusted on a basis which is pro-rated with reference to

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Gold Fields Limited Annual Report 2005
9
the total number of calendar months which have elapsed between such award date and the date of such termination and which assumes that the performance criteria have been met as if the Company has performed as targeted over the period between the award date and the release date. Based on the initial performance criteria, this will necessitate a 50% vesting of PSs on the release date;
4.5.2   for any reason other than one of those contemplated in 4.5.1, his award shall cease to be effective unless the board determines otherwise, in which event such participant shall be entitled, to receive that number of shares which is determined mutatis mutandis on the basis detailed in 4.5.1.
4.6   Provision is made for the Company to settle its obligation to settle PSs to a participant on the relevant release date, by (a) way of allotment and issue; or (b) the Company or the Trust procuring the transfer of such shares to the participant; provided that, as opposed to settling PSs in equity, the participant may, at the Company’s election, be paid a cash bonus equal to the Fair Market
Value of each share to which the participant becomes entitled. For the purposes of the 2005 Plan, “Fair Market Value”, in relation to a share on any particular day, means the volume weighted average price of a share on the JSE Limited (“JSE”) over the 20 (or lesser, if the board so decides) trading days immediately prior to the day in question.
5 PERFORMANCE ALLOCATED SHARE APPRECIATION RIGHTS
The salient features of the 2005 Plan relating to performance allocated share appreciation rights (each a “SAR”) are set out hereunder:
5.1   A participant is, if the board so resolves, offered the right to receive a number of SARs upon the terms summarised below, for which no consideration is payable. In determining the number of SARs to be granted, the Board shall take into account the performance of the individual participants. The initial award for a fully performing participant at all levels is expected to be SARs with a face value equivalent to 30% of the gross remuneration package applicable to that participant’s level in the Company. SARs with a face value of up to a maximum of 60% of an individual’s gross remuneration package may, however, be awarded to attract or retain an exceptional performer.
5.2   SARs may not be exercised by a participant until the date (“the release date”) which falls three years after that date on which the
SARs are allocated to the participant (“the allocation date”); provided that such three year period will be extended by the board if and to the extent, applicable law or Company policy in force from time to time prevents the Company from settling SARs or the participant from dealing in shares on the release date.
5.3   A participant’s entitlement to receive SARs is not conditional upon the attainment of any Company performance criteria since the award of SARs is subject to the performance of the individual participants.

10
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Notice
of annual general meeting – Annexure I
(continued)
5.4   If a participant’s employment with the Group terminates:
5.4.1  by reason of:
5.4.1.1 death, injury, disability or ill-health;
5.4.1.2 dismissal for operational reasons;
5.4.1.3 retirement;
5.4.1.4 the company by which he is employed ceasing to be a member of the Group; or
5.4.1.5 the undertaking in which he is employed being transferred to a transferee which is not a member of the Group,

such participant (or the trustees of his estate in the event of his death) shall, unless the board determines otherwise, be entitled, within a period of 12 months after such termination, to exercise that number of SARs awarded to him on the applicable allocation date, adjusted downwards on a basis which is pro-rated with reference to the total number of calendar months which have elapsed between such allocation date and the date of such termination. Any SAR which has not been exercised at the end of such 12 month period will no longer be effective;
5.4.2   for any reason other than one of those contemplated in 5.4.1, his award shall no longer be effective unless the board determines otherwise in which event such participant shall be entitled, for a period of 12 months following such termination, to exercise that number of SARs awarded to him on the applicable allocation date, adjusted downwards mutatis mutandis on the basis speciﬁed in 5.4.1.
5.5   A participant is entitled, on or after the applicable release date to exercise one or more SARs on the basis that such Participant shall, in respect of each SAR so exercised, receive such number of shares as is calculated in accordance with the following formula:
A = (B – C) ÷ B
where:
A =  the number of shares to which a Participant is entitled in respect of each SAR which has been exercised or is deemed to have been exercised;
B =  the Fair Market Value of a share on the date on which such SAR is exercised or is deemed to have been exercised;
C =  the price attributable to a SAR on the allocation date, being the Fair Market Value of a share on such date (the
“Allocation Price”).
5.6   The Company may discharge its obligation to settle a SAR, at its election by (a) way of allotment and issue; or (b) the Company or the Trust procuring the transfer of such shares to the participant; provided that, as opposed to settling SARs in equity, the participant may, at the Company’s election, be paid a cash bonus equal to the Fair Market Value of the shares to which the participant becomes entitled on the exercise of his SARs.
5.7   All SARs which vest in a participant and are not exercised by a participant will cease to be effective if and to the extent they have not been exercised by a participant upon expiry of the period commencing on the allocation date and terminating on the 6th anniversary thereafter; provided that such six year period:
5.7.1   will be extended by the board if and to the extent that applicable law or Company policy in force from time to time prevents the Company from settling a participant’s entitlement to shares or a participant from receiving or otherwise dealing in shares on expiry of such period;

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Gold Fields Limited Annual Report 2005
11
5.7.2   may be extended by the board, in its discretion, if and to the extent that any category of participant has, in any 12 month period preceding the expiry of such period, been precluded from receiving or otherwise dealing in shares for ﬁve or more months in the aggregate.
6 GENERAL PROVISIONS
6.1   Provision is made for appropriate adjustments in the event of alterations to the Company’s capital including by way of special distributions, rights offers, corporate reorganisations, sub-divisions and consolidations. Furthermore, provision is made for the appropriate treatment of participants in the event of certain reconstructions of the Company including by way of certain merger and take-over events.
6.2   Subject to 6.3, if the Company undergoes a change of control after an award date and/or allocation date, then:
6.2.1   the release date in respect of all PSs and all unvested SARs previously awarded to participants, adjusted downwards on a basis which is pro-rated with reference to the total number of calendar months which have elapsed since the relevant award date and allocation date, shall be deemed to fall on the date on which such change of control becomes effective
(“implementation date”);
6.2.2   all SARs which are or then become vested in a participant shall be deemed to have been exercised on the implementation date,

on the basis that the Company must discharge its settlement obligation to participants pursuant to such acceleration of the release date of PSs and/or the deemed exercise of SARs by either:
6.2.3   paying to participants an amount equal to the Fair Market Value of the shares which would have been settled to participants on the implementation date, in respect of SARs, after applying the formula in 5.5; or
6.2.4   the delivery of the applicable number of shares to such participant.

In the case of PSs, it shall be assumed that the Company has performed as targeted over the period between the award date and the release date. Based on the initial performance criteria, this will necessitate a 50% vesting of PSs on the release date.
6.3   Notwithstanding 6.2, if the Company undergoes a change of control pursuant to a transaction which makes provision for participants’ rights under the 2005 Plan to be substituted for other rights or to be otherwise accommodated, on a basis determined by an independent merchant bank to be fair and reasonable to participants, participants shall not be entitled to the rights articulated in 6.2; provided that if such participant’s employment within the Group is terminated for any reason whatsoever
(including his resignation) within a period of 12 months following the implementation date, he shall be entitled to be settled on the same basis that would have applied had the provisions of 6.2 been applicable, the effective date of such determination being the implementation date.
6.4   The Company shall apply for a listing on the JSE of all shares issued to a participant under the 2005 Plan as soon as possible after the issue (if applicable) thereof.

12
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
Notice
of annual general meeting – Annexure I
(continued)
6.5   A participant may not cede any of his rights or delegate any of his obligations under the plan except, on terms acceptable to the
Board, to a family trust or family company.
6.6   The board and the trustees may amend the 2005 Plan, with the approval (if required), of every stock exchange on which shares are, at the relevant time, listed. In addition, no amendments affecting any of the following matters shall be competent unless sanctioned by the Company in general meeting:
6.6.1   the eligibility of participants;
6.6.2   the deﬁnition of Allocation Price;
6.6.3   the deﬁnition of Fair Market Value;
6.6.4   the maximum number of shares subject to the 2005 Plan and the maximum number of shares which may be acquired by a single participant.
6.7   On the winding-up of the trust, any surplus shall be paid to the Company and any deﬁcit arising will be borne by the Company.

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Gold Fields Limited Annual Report 2005
13
SALIENT FEATURES OF THE GOLD FIELDS LIMITED 2005 NON-EXECUTIVE SHARE PLAN
(“2005 Non-Exec Plan”)
1   NUMBER OF SHARES MADE AVAILABLE FOR THE SCHEME
1.1   The aggregate number of ordinary shares in the capital of the Company (“shares”) which may be acquired by participants under the 2005 Non-Exec Plan, together with shares which may be acquired by participants under any other share plan in force which provides for the acquisition of shares (collectively “Any Other Plan”) shall not exceed 5% of the Company’s issued share capital, being 24 564 711 shares as at 19 August 2005.
1.2   The aggregate number of shares w hich may be acquired by any one participant under the 2005 Non-Exec Plan together with
Any Other Plan shall not exceed 0,2% of the Company’s issued share capital, being 982 588 shares as at 19 August 2005.
1.3   The aggregates above shall not be exceeded without the prior authority of the Company in general meeting and the approval (to the extent necessary) of every stock exchange on which the shares are, at the time, listed.
2   PURPOSE, PARTICIPANTS AND MANNER OF PARTICIPATION
2.1   The purpose of the 2005 Non-Exec Plan is to provide non-executive directors of the Company with the opportunity to acquire an interest in the equity of the Company so as to align their own interests with those of the Company’s shareowners, thereby providing such non-executive directors with a further incentive to advance the Company’s interests.
2.2   Participants in the 2005 Non-Exec Plan will be non-executive directors of the Company, who are not members of the Non-Executive
Directors Remuneration Committee (“Exco”) (collectively “participants”). Exco will comprise the Chief Executive Ofﬁcer of the
Company and two nominees appointed by the Chief Executive Ofﬁcer from time to time.
2.3   The 2005 Non-Exec Plan entitles Exco, with the prior approval of the shareholders of the Company in general meeting, to make awards of restricted shares to participants on the terms and conditions described more fully below.
2.4   No consideration is payable for the grant of an award of restricted shares.
2.5   In order to align the interests of each participant more closely with the long-term interests of the Company, restricted shares awarded shall be settled to a participant on the date (“release date”) which falls three years after the date (“the award date”) on which the restricted shares were awarded to the participant; provided that such three year period will be extended if and to the extent applicable law or Company policy in force from time to time prevents the Company from releasing or the participant from receiving or otherwise dealing in shares on the release date.
2.6   If a participant ceases to be a non-executive director of the Company by reason of death, the restricted shares awarded to him on the award date shall be settled, as soon as reasonably practicable following his death, to his heirs, executor, trustees or other representative. If a participant ceases to be a non-executive director as a result of his:
Notice
of annual general meeting – Annexure II

14
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
2.6.1   removal from ofﬁce by way of a resolution of shareholders of the company pursuant to this proven dishonest, fraudulent, grossly negligent or other misconduct;
2.6.2   becoming disqualiﬁed from holding appointment as a director of the company;
2.6.3   resignation at the request of a majority of the board of directors in circumstances of the nature contemplated in 2.6.1,

his award will cease to be effective. If a participant ceases to hold ofﬁce for any other reason, the restricted shares awarded to him shall, nonetheless, be released to him on the relevant release date.
2.7   Provision is made for the Company to settle its obligation to settle restricted shares to a participant on the relevant release date, by (a) way of allotment and issue; or (b) the Company procuring the transfer of such shares to the participant; provided that, as opposed to settling restricted shares in equity, the participant may, at Exco’s election, be paid a cash bonus equal to the Fair
Market Value of each share to which the participant becomes entitled. For the purposes of the 2005 Non-Exec Plan, “Fair Market
Value”, in relation to a share on any particular day, means the volume weighted average price of a share on the JSE Limited
(“JSE”) over the 20 (or lesser, if Exco so decides) trading days immediately prior to the day in question.
2.8   Provision is made for appropriate adjustments in the event of alterations to the Company’s capital including by way of special distributions, rights offers, corporate reorganisations, sub-divisions and consolidations. Furthermore, provision is made for the appropriate treatment of participants in the event of certain reconstructions of the Company including by way of certain merger and take-over events. In particular, if the Company undergoes a change of control after an award date, the release date in respect of all restricted shares previously awarded to participants shall be deemed to fall on the date on which such change of control becomes effective (“implementation date”), on the basis that the Company must discharge its settlement obligation to participants pursuant to such acceleration of the release date of restricted shares by either (at the election of the participant):
2.8.1 paying to participants an amount equal to the Fair Market Value of the shares granted under the award; or
2.8.2 the delivery of shares to such participant.
2.9   The Company shall apply for a listing on the JSE of all shares issued to a participant under the 2005 Non-Exec Plan as soon as possible after the issue (if applicable) thereof.
2.10   A participant may not cede any of his rights or delegate any of his obligations under the 2005 Non-Exec Plan except, on terms acceptable to Exco, to a family trust or family company.
2.11   Exco may amend the 2005 Non-Exec Plan, with the approval (if required, of every stock exchange on which shares are, at the relevant time, listed). However, no amendments affecting any of the following matters shall be competent unless sanctioned by the Company in general meeting:
2.11.1   the eligibility of participants;
2.11.2   the deﬁnition of Fair Market Value;
2.11.3   the maximum number of shares subject to the 2005 Non-Exec Plan and the maximum number of shares which may be acquired by a single participant.
Notice
of annual general meeting – Annexure II
(continued)

www.goldﬁelds.co.za
Gold Fields Limited Annual Report 2005
15
Gold Fields Limited
(Registration No 1968/004880/06)
Share Code: GFI
Issuer Code: GOGOF
ISIN: ZAE000018123
I/we (Name in block letters)
of (Address in block letters)
being a shareholder(s) of Gold Fields Limited
hereby appoint
of
or, failing him/her of
or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and, on a poll vote on my/our behalf at the annual general meeting of shareholders of Gold Fields Limited to be held on Thursday, 17 November, 2005 at 09:00, and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:
For Against Abstain
Ordinary resolution number 1
Adoption of ﬁnancial statements
Ordinary resolution number 2
Re-election of Dr A Grigorian as a director
Ordinary resolution number 3
Re-election of Mr S Stefanovich as a director
Ordinary resolution number 4
Re-election of Mr J M McMahon as a director
Ordinary resolution number 5
Re-election of Mr C I von Christierson as a director
Ordinary resolution number 6
Re-election of Mr A J Wright as a director
Ordinary resolution number 7
Placement of shares under the control of the directors
Ordinary resolution number 8
Issuing shares for cash
Ordinary resolution number 9
Adoption of the Gold Fields Limited 2005 Share Plan
Ordinary resolution number 10
Placement of unissued shares under the control of the directors for the purpose of The Gold Fields 2005 Share Plan
Ordinary resolution number 11
Placement of unissued shares under the control of directors for the purpose of
The GF Management Incentive Scheme, approved at the annual general meeting of shareholders of the company on 10 November 1999
Ordinary resolution number 12
Award of rights to non-executive directors under The Gold Fields 2005
Non-Executive Share Plan
Ordinary resolution number 13
Increase of directors’ fees
Special resolution number 1
Acquisition of company’s own shares
Special resolution number 2
Award of Rights in terms of The Gold Fields Limited 2005 Non-Executive Share Plan
A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.
Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Please indicate with an “X” in the appropriate spaces above how you wish your votes to be cast.
If you return this form duly signed without any speciﬁc directions, the proxy will vote or abstain at his/her discretion.
Signed at
on 2005
Name in block letters
Signature
Assisted by me (where applicable)
This proxy form is not for use by holder of American Depositary Receipts issued by the Bank of New York
Proxy
form

16
Gold Fields Limited Annual Report 2005
www.goldﬁelds.co.za
NOTES
1.  A form of proxy is only to be completed by those
shareholders who are:
– holding shares in certiﬁed form; or
– recorded on sub-register electronic form in “own
name”.
2.  All other beneﬁcial owners who have dematerialised
their shares through a Central Securities Depository
Participant (“CSDP”) or broker and wish to attend
the annual general meeting, must provide the CSDP
or broker with their voting instructions in terms of the
relevant custody agreement entered into between
them and the CSDP or broker.
3.  A signatory/ies to the Proxy Form may insert the
name of a proxy or the name of an alternative proxy
in the blank spaces provided with or without deleting
“the chairman of the meeting”, but any such deletion
must be initialled by the signatory/ies. Any insertion
or deletion not complying with the aforegoing will be
deemed not to have been validly effected. The person
at the meeting whose name appears ﬁrst on the list of
names above, shall be the validly appointed proxy for
the shareholder at the meeting.
4.  A shareholders’ instructions to the proxy must
be indicated in the appropriate blocks provided. A
shareholder or the proxy is not obliged to use all the
votes exercisable by the shareholder or by the proxy or
to cast all those votes in the same way, but the total of
that shareholders’ votes cast and in respect whereof
abstention is directed, may not exceed the total of
the votes exercisable by the shareholder or the proxy.
Failure to comply with the above or to provide voting
instructions or the giving of contradictory instructions
will be deemed to authorise the proxy to vote or abstain
from voting at the meeting as such proxy deems ﬁt in
respect of all that shareholders’ votes exercisable at
that meeting.
5.  Any alteration or correction made to this Proxy Form
must be initialled by the signatory/ies.
Proxy
form
(continued)
6.  Documentary evidence establishing the authority
of a person signing this Proxy Form in a responsible
capacity must be attached to this Proxy Form unless
previously recorded by the company.
7.  When there are joint holders of shares, any one holder
may sign the Proxy Form.
8.  A married woman still subject to her husband’s marital
power must be assisted by him (if applicable).
9.  The completion and lodging of this Proxy Form will
not preclude the shareholder who grants this proxy
from attending the meeting and speaking and voting in
person thereat to the exclusion of any proxy appointed
in terms hereof should such member wish to do so.
10. Completed Proxy Forms should be returned to the
registered ofﬁces in Johannesburg or in London or
one of the transfer ofﬁces of the company at either
of the addresses given below by no later than 09:00
local time (in the country concerned) on Tuesday,
15 November 2005.
Transfer ofﬁces
South Africa
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370-5000
Fax: (+27)(11) 370-5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: +44 20 8639 2000
Fax: +44 20 8658 3430

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 October 2005

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs